Exhibit (a)(1)

These materials are important and require your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have questions regarding your form of proxy or voting your shares, you may contact Computershare Investor Services Inc. at 1-800-564-6253. If you have you questions regarding the deposit of your letter of transmittal (if applicable), you may contact Equity Financial Trust Company, the depositary for the arrangement, at 1-866-393-4891 or by email at corporateactions@equityfinancialtrust.com.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

and

AMENDED AND RESTATED

MANAGEMENT INFORMATION CIRCULAR

with respect to an Annual and Special Meeting of Shareholders to be held on July 18, 2013, including an

ARRANGEMENT

involving

SPROTT RESOURCE LENDING CORP.

and

SPROTT INC.

June 26, 2013

THE BOARD OF DIRECTORS RECOMMENDS

THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES HAS APPROVED OR DISAPPROVED OF THE ARRANGEMENT OR PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE. IN ADDITION, NEITHER THE TORONTO STOCK EXCHANGE NOR ANY CANADIAN SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTION DESCRIBED IN THIS CIRCULAR AND ANY REPRESENTATION OTHERWISE IS AN OFFENSE.

May 24, 2013

Dear Shareholders:

The board of directors (the “Board of Directors”) of Sprott Resource Lending Corp. (“SRLC” or the “Company”) invites you to attend an annual and special meeting (the “Meeting”) of shareholders of the Company (“Shareholders”) to be held at 10:00 a.m. (Toronto time) on June 25, 2013 at the Toronto Board of Trade, First Canadian Place, Suite 350, 77 Adelaide Street West, Toronto, Ontario. The Meeting has been called to provide Shareholders with the opportunity to vote on those matters described in the accompanying notice of annual and special meeting of Shareholders (the “Notice of Meeting”) and management information circular (the “Circular”), including the proposed plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) whereby Sprott Inc. (“Sprott”) will acquire all of the issued and outstanding common shares in the capital of the Company (the “SRLC Shares”).

On May 8, 2013, SRLC entered into an arrangement agreement (the “Arrangement Agreement”) with Sprott, providing for the consummation of the Arrangement. Assuming the Arrangement becomes effective, Shareholders will receive 0.5 of a common share of Sprott and $0.15 in cash for each SRLC Share held. At the Meeting, the Shareholders will be asked to, among other things, approve the Arrangement.

The Board of Directors, after consulting with its legal and financial advisors and, based in part on the unanimous recommendation of the special committee of the Board of Directors (the “Special Committee”), which was composed of independent directors and created to oversee and supervise the process surrounding the Arrangement and, among other things, review and consider the terms of a formal valuation and fairness opinion received from Cormark Securities Inc. as described in the accompanying Circular, has determined that the consideration per SRLC Share to be received by Shareholders pursuant to the Arrangement (other than Sprott and its affiliates) is fair and that the Arrangement is in the best interests of the Company and recommends that Shareholders vote FOR the Arrangement. The determination of the Board of Directors is based on various factors described more fully in the Circular.

The accompanying Notice of Meeting and Circular provide a more detailed description of the Arrangement and the other matters to be considered at the Meeting. Please carefully consider this material and, if you require assistance, consult your investment dealer, broker, lawyer or other professional advisor. Whether or not you are able to attend the Meeting, we ask that you complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, to ensure that your vote is recorded.

Your vote is important regardless of the number of SRLC Shares you own. If you are a registered Shareholder (i.e. your name appears on the register of SRLC Shares maintained by or on behalf of the Company) and you are unable to attend the Meeting in person or even if you plan to attend the Meeting, we encourage you to complete, sign, date and return the accompanying form of proxy (printed on blue paper) so that your SRLC Shares can be voted at the Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed form of proxy must be received by Computershare Investor Services Inc. (according to the instructions set out in the form of proxy), not later than 10:00 a.m. (Toronto time) on June 21, 2013, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion, without notice.

We also encourage registered Shareholders to complete, sign, date and return the enclosed letter of transmittal (printed on yellow paper) in accordance with the instructions set out therein and in the accompanying Circular so that if the Arrangement is completed, the common shares of Sprott and cash consideration to which you are entitled to receive can be sent to you as soon as possible following completion of the Arrangement. If you hold SRLC Shares through a broker, investment dealer, bank, trust company or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting and should arrange for your intermediary to complete the necessary steps to ensure that you receive payment for your securities as soon as possible following completion of the Arrangement.

To be effective, the Arrangement must be approved by a resolution passed at the Meeting by not less than two-thirds (66 2/3%) of the votes validly cast by Shareholders, present in person or by proxy at the Meeting and also by a simple majority of the votes validly cast by Shareholders, present in person or by proxy at the Meeting (other than those required to be excluded in determining such approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). Directors and officers of the Company and certain Shareholders, holding in total approximately 37.4 million SRLC Shares representing approximately 25.4% of the voting rights attached to the issued and outstanding SRLC Shares (on an undiluted basis), have entered into voting and support agreements with Sprott agreeing to support and vote in favour of the Arrangement. Completion of the Arrangement is dependent on many factors, including obtaining the requisite approvals of the Shareholders and the Ontario Superior Court of Justice (Commercial List), receipt of applicable regulatory and stock exchange approvals and satisfying certain other conditions. The Arrangement is expected to close on or about July 2, 2013.

In addition to the matters relating to the Arrangement, you will be asked to vote on the election of directors of the Company who will hold office commencing immediately following the Meeting until the earlier of the time immediately prior to the effective time of the Arrangement, or in the event that the Arrangement is not completed, the next annual general meeting of SRLC (or until successors are elected or appointed in accordance with applicable laws and the Company’s by-laws), the re-appointment of the Company’s auditor, and the renewal of the Company’s stock option plan and approval of unallocated options thereunder.

If you have any questions that are not answered by the accompanying Circular or need any additional information, please contact your professional advisors. You can also contact Computershare Investor Services Inc. at 1-800-564-6253 should you have any questions regarding your form of proxy or the voting of your securities, or Equity Financial Trust Company, the depositary for the Arrangement, at 1-866-393-4891 (North American Toll-Free), 416-361-0152 or by email at corporateactions@equityfinancialtrust.com should you have any questions regarding the completion of your letter of transmittal and deposit of your SRLC Shares thereunder (if applicable). For any updated information relating to the Meeting and other information relating to the Company, please refer to the Company’s public filings available under the Company’s profile at www.sedar.com and www.sec.gov. On behalf of SRLC, I would like to thank all of our Shareholders for their continuing support.

Yours very truly,

“A. Murray Sinclair”

A. Murray Sinclair

Non-Executive Chairman of the Board of Directors

(ii)

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2750, P.O. Box 90

Toronto, Ontario M5J 2J2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “SRLC Shares”) of Sprott Resource Lending Corp. (the “Company”) will be held at 10:00 a.m. (Toronto time) on June 25, 2013, at the Toronto Board of Trade, First Canadian Place, Suite 350, 77 Adelaide Street West, Toronto, Ontario, for the following purposes:

1.	to consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated May 24, 2013, as same may be amended (the “Interim Order”), and, if deemed advisable to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act, as amended (the “CBCA”), involving the Company and Sprott Inc., all as more particularly described in the accompanying management information circular (the “Circular”). The full text of the Arrangement Resolution is set forth in Appendix B to the Circular;

2.	to elect directors to hold office immediately following the Meeting until the earlier of (a) the time immediately prior to the effective time of the Plan of Arrangement, and (b) the next annual general meeting of Shareholders of the Company or until successors are elected or appointed in accordance with applicable laws and the Company’s by-laws;

3.	to re-appoint PricewaterhouseCoopers LLP as the auditor of the Company and authorize the Board of Directors to fix the auditor’s remuneration;

4.	to approve the Company’s stock option plan, substantially in the form attached to the Circular as Appendix K and authorize and approve the available unallocated options thereunder for grant until June 25, 2016; and

5.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before Shareholders at the Meeting are set forth in the Circular which accompanies this Notice of Annual and Special Meeting of Shareholders.

The record date for determining Shareholders entitled to receive notice of and vote at the Meeting is the close of business (5:00 p.m. (Toronto time)) on May 23, 2013 (the “Record Date”). Only Shareholders whose names have been entered on the register of SRLC Shares maintained by or on behalf of the Company as of close of business (5:00 p.m. (Toronto time)) on the Record Date are entitled to receive notice of and vote at the Meeting. The Shareholders of record will be entitled to vote those SRLC Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date.

(iii)

A Shareholder may attend the Meeting in person or may be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to complete, sign, date and return the accompanying form of proxy (printed on blue paper) for use at the Meeting or any adjournment or postponement thereof. To be effective, the form of proxy must be received by Computershare Investor Services Inc. (in accordance with the instructions in the form of proxy), not later than 10:00 a.m. (Toronto time) on June 21, 2013, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion, without notice.

Registered Shareholders who are planning to return the form of proxy are encouraged to review the Circular carefully before submitting the form of proxy.

If you are a non-registered Shareholder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from the financial intermediary to ensure that your SRLC Shares are voted at the Meeting. If you hold your SRLC Shares in a brokerage account, you are not a registered Shareholder. Your broker must receive your instructions in advance of the voting deadline in order to have sufficient time to submit your vote by the deadline.

As an alternative to returning the form of proxy by mail or hand delivery, registered Shareholders may also elect to vote using the telephone or the Internet. Non-registered Shareholders will receive a voting instruction form or an applicable form of proxy. Both registered Shareholders and non-registered Shareholders electing to vote by telephone or via the Internet must follow the instructions included in the relevant form(s).

Pursuant to and in accordance with the Plan of Arrangement, the Interim Order and the provisions of Section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), each registered Shareholder has been granted the right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of such Shareholder’s SRLC Shares in accordance with Section 190 of the CBCA, as modified by the Interim Order. To exercise such right: (a) a written notice of objection to the Arrangement Resolution must be received by the Company, to the attention of the Company’s Corporate Secretary, not later than 5:00 p.m. (Toronto time) on June 24, 2013, or not later than 5:00 p.m. (Toronto time) on the Business Day (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time); (b) the Shareholder must not have voted in favour of the Arrangement Resolution; and (c) the Shareholder must have otherwise complied with the provisions of Section 190 of the CBCA, as modified by the Interim Order. The right to dissent is described in the Circular and the texts of the Interim Order and Section 190 of the CBCA are set forth in Appendices G and E, respectively, to the Circular.

If you hold SRLC Shares registered in the name of a broker, investment dealer, bank, trust company or other intermediary and you wish to dissent, you should be aware that only registered Shareholders are entitled to dissent. A dissenting Shareholder may only dissent with respect to all SRLC Shares held on behalf of any one beneficial holder and registered in the name of such dissenting Shareholder. Accordingly, a beneficial Shareholder desiring to exercise this right must make arrangements for the SRLC Shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by the Company or, alternatively, make arrangements for the registered Shareholder to dissent on his, her or its behalf. Failure to strictly comply with the requirements set forth in Section 190 of the

(iv)

CBCA, as modified by the Interim Order, may result in the loss of any right of dissent. It is recommended that you seek independent legal advice if you wish to exercise your right of dissent.

Please contact Computershare Investor Services Inc. at 1-800-564-6253 if you have any questions or need assistance with the completion and delivery of your form of proxy, or Equity Financial Trust Company at 1-866-393-4891 (North America Toll-Free), 416-361-0152 or by email at corporateactions@equityfinancialtrust.com should you have any questions about completing your letter of transmittal and depositing your SLRC Shares to the Arrangement.

BY ORDER OF THE BOARD OF DIRECTORS OF

SPROTT RESOURCE LENDING CORP.

“Narinder Nagra”

Narinder Nagra

President and Chief Operating Officer

(v)

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

SPECIAL FACTORS	6
Purposes, Alternatives and Reasons	6
Effects of the Transaction	6
Tax Effects and Considerations	6
Fairness of the Transaction	6
Reports, Opinions, Appraisals and Negotiations	7
Interest in SRLC Net Book Value of Sprott, Sprott Holdco, and Peter Grosskopf	7

MANAGEMENT INFORMATION CIRCULAR	8
Information in this Circular	8
Information Pertaining to Sprott	8
Cautionary Statement Regarding Forward-Looking Information	9
Reporting Currency	10
Notice to Shareholders in the United States	10
Notice to New Hampshire Residents	11

INFORMATION CONCERNING THE MEETING	11
Date, Time and Place of the Meeting	11
Purpose of the Meeting	11
Shareholders Entitled to Vote	12
Quorum	12
Principal Holders of SRLC Shares	12
Voting By Registered Shareholders	12
Voting By Non-Registered Shareholders	14
Solicitation of Proxies	15
Dissent Rights of Shareholders	16

ARRANGEMENT RESOLUTION MATTERS	18
Background to the Arrangement	18
Recommendation of the Board of Directors	22
Reasons for the Arrangement	22
Formal Valuation	25
Fairness Opinion	26
Arrangement Steps	27
Consideration	29
Effective Date	29
Interests of Certain Persons in the Arrangement	29
Principal and Beneficial Holders of SRLC Shares / Interest in Net Book Value and Net Income	31
Required Shareholder Approval	31
Minority Approval and Multilateral Instrument 61-101	32
Voting and Support Agreements	34
Comparison of Shareholder Rights	36
Regulatory Matters	37
Court Sanction of the Arrangement and Completion of the Arrangement	38
Effect of the Arrangement on Markets and Listing	38
Effects on the Company if the Arrangement is Not Completed	38
Securities Laws	39
Risk Factors	41
Procedure for the Exchange of SRLC Shares	45
Arrangement Agreement	48
Certain Canadian Federal Income Tax Considerations	59

(vi)

Certain United States Federal Income Tax Considerations	66

OTHER SPECIAL MEETING MATTERS	78
Stock Option Plan	78

ANNUAL MEETING MATTERS	78
Election of Directors	79
Appointment of Auditor	83
Other Matters	83
Statement of Executive Compensation and Corporate Governance Disclosure	84

INFORMATION CONCERNING THE COMPANY	84
General	84
Documents Incorporated by Reference	84
Selected Historical Consolidated Financial Data	85
Description of Share Capital	85
Trading in SRLC Shares	85
Intentions with Respect to the Arrangement	86
Material Changes in the Affairs of the Company	86
Transactions in SRLC Shares during the Past 60 Days	87
Transactions in SRLC Shares by the Company during the Past Two Years	87
Transactions in SRLC Shares by Sprott during the Past Two Years	87
Consolidated Capitalization	87
Dividend History and Policy	88
Directors and Officers	88
Indebtedness of Directors and Officers	89
Fees and Expenses	89

INFORMATION CONCERNING SPROTT	90
Overview	90
Prior Sales	92
Capital Structure	92
Consolidated Capitalization	92
Dividend History and Policy	93
Documents Incorporated by Reference	93
Trading in Sprott Shares	94
Directors and Executive Officers	95
Indebtedness of Directors and Officers	96
Risk Factors	96

INFORMATION CONCERNING SPROTT HOLDCO	96
Overview	96

INFORMATION CONCERNING THE COMBINED COMPANY	97
Overview	97
Integration of Resource Lending Activities	97
Unaudited Pro Forma Consolidated Financial Statements for the Combined Company following the Arrangement	97
Directors and Executive Officers	97
Capital Structure	97
Auditors	98
Transfer Agent and Registrar	98

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	98

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	99

(vii)

AUDITOR	99

OTHER INFORMATION AND MATTERS	99

LEGAL MATTERS	99

ADDITIONAL INFORMATION	99

APPROVAL OF DIRECTORS	100

CONSENT OF CORMARK SECURITIES INC.	101

(viii)

SUMMARY TERM SHEET

This summary term sheet is a summary of certain material information contained in this Circular, including its appendices. This summary term sheet is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including its appendices. Certain capitalized terms used in this summary term sheet are defined in the Glossary of Terms of this Circular attached to this Circular as Appendix A. The items in this summary term sheet include page references directing you to a more complete description of that topic in this Circular. Shareholders are urged to read this Circular and its appendices carefully and in their entirety.

The Arrangement

On May 8, 2013, SRLC entered into the Arrangement Agreement with Sprott Inc. (“Sprott”), providing for the consummation of the Arrangement. Assuming the Arrangement becomes effective, Shareholders will receive 0.5 of a common share of Sprott and $0.15 in cash for each SRLC Share held. At the Meeting, the Shareholders will be asked to, among other things, approve the Arrangement.

Parties to the Arrangement (Pages 109 and 118)

SRLC’s primary business is to provide lending facilities to companies in the resource sector. See “Information Concerning the Company – General”.

Sprott is an independent asset management company and as at March 31, 2013, its total assets under management were approximately $9.1 billion and assets under administration were approximately $3.3 billion. See “Information Concerning Sprott – General”. 8520038 Canada Inc. (“Sprott Holdco”) was incorporated under the CBCA on May 13, 2013 for the exclusive purpose of effecting the Arrangement. See “Information Concerning Sprott Holdco”.

Date, Time and Place of the Annual and Special Meeting (Page 17)

The Meeting will be held at 10:00 a.m. (Toronto time) on July 18, 2013, at the TSX Gallery, TMX Broadcast Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario.

Purpose of the Annual and Special Meeting (Page 17)

The Meeting has been called to provide Shareholders with the opportunity to vote on a proposed Plan of Arrangement between SRLC and Sprott under Section 192 of the CBCA whereby Sprott will acquire all of the issued and outstanding SRLC Shares. At the Meeting, Shareholders will be asked to consider and vote on the Arrangement Resolution, the business described in this Circular under the headings “Other Special Meeting Matters” and “Annual Meeting Matters”, and such other business as may properly come before the Meeting.

Effect of the Arrangement and Consideration (Pages 8-9)

If completed, the Arrangement will result in: (a) the deemed transfer to the Company, and cancellation of, SRLC Options in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option, (b) the transfer of SRLC Shares to Sprott in exchange for 0.5 of a common share of Sprott and $0.15 in cash for each SRLC Share held; and (c) the amalgamation of Sprott Holdco and the Company and the continuation of such entities as Amalco.

Shareholders Entitled to Vote (Page 17)

The Board of Directors has fixed the close of business (5:00 p.m. (Toronto time)) on May 23, 2013, as the record date for determining those Shareholders who are entitled to receive notice of and vote at the Meeting. No other Company Securityholders are entitled to vote at the Meeting other than Shareholders.

A quorum of Shareholders will be present at the Meeting if not less than one Shareholder present in person or represented by proxy or a duly authorized representative, representing not less than five percent (5%) of the issued and outstanding SRLC Shares, is present at the opening of the Meeting.

Required Shareholder Approval (Page 30)

To be effective, the Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes validly cast by Shareholders, present in person or by proxy at the Meeting, and also by a simple majority of the votes validly cast by Shareholders, present in person or by proxy at the Meeting (other than those required to be excluded in determining such approval pursuant to MI 61-101).

Voting and Support Agreements (Pages 57-60)

Directors and officers of the Company and certain Shareholders (including Dundee Corporation, Rick Rule and The Rule Family Trust) have entered into the Voting and Support Agreements with Sprott, pursuant to which each such Supporting Securityholder has agreed to vote in favour of the Arrangement. The locked-up SRLC Shares held by the Supporting Securityholders represent approximately 25.4% of the SRLC Shares outstanding on a non-diluted basis.

Reasons for the Arrangement; Recommendations of the Board of Directors; Fairness of the Arrangement (Pages 28-32)

After careful consideration and taking into account the Valuation and the Fairness Opinion and the recommendation of the Special Committee, the Board of Directors has unanimously determined (other than the Interested Directors) that the Arrangement is in the best interest of the Company and is substantively and procedurally fair to the Company’s unaffiliated Shareholders (which group of Shareholders excludes Sprott and its affiliates and which we refer to as our “Unaffiliated Shareholders”). This determination of the Board of Directors was based in part on the unanimous recommendation of the Special Committee, which was created to oversee and supervise the process surrounding the Arrangement and, among other things, review and consider the terms of the Valuation and the Fairness Opinion received from Cormark. For a description of the reasons considered by the Board of Directors in making this determination, see “Arrangement Resolution Matters – Reasons for the Arrangement”.

Under SEC rules, Sprott, Mr. Grosskopf and Sprott Holdco are required to provide certain information regarding their respective positions as to the substantive and procedural fairness of the Arrangement to Unaffiliated Shareholders. Sprott, Mr. Grosskopf and Sprott Holdco are making the statements included in this section solely for the purposes of complying with such requirements. Their respective views as to the fairness of the Arrangement should not be construed as a recommendation to any Unaffiliated Shareholder as to how that Unaffiliated Shareholder should vote on the proposal to approve the Arrangement. Sprott attempted to negotiate the terms of a transaction that would be most favourable to it, and not the Unaffiliated Shareholders. Subject to the foregoing, each of Sprott, Mr. Grosskopf and Sprott Holdco has expressly adopted the factors considered by and analysis and determination of the Company’s Board of Directors (other than Interested Directors) that the Arrangement is substantively and procedurally fair to Unaffiliated Shareholders.

Valuation and Fairness Opinion of Cormark Securities Inc. (Pages 32-47)

The Arrangement is a “business combination” within the meaning of MI 61-101. Accordingly, SRLC was required to obtain a formal valuation of the SRLC Shares and the Sprott Shares prepared in accordance with MI 61-101 by a valuator who is independent of all “interested parties” to the Arrangement (as such term is defined for the purposes of MI 61-101) and who is qualified to provide such a valuation.

The Special Committee retained Cormark to prepare and deliver a Valuation of the SRLC Shares and the Sprott Shares in accordance with MI 61-101. Cormark assessed the value of the SRLC Shares and the Sprott Shares based on such considerations as were, in its professional judgment, appropriate. The Special Committee also received an opinion from Cormark that, subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of the date of such opinion, the Consideration

(which was not determined by Cormark) under the Arrangement is fair, from a financial point of view, to Unaffiliated Shareholders.

Court Sanction of the Arrangement (Page 61)

If the Arrangement Resolution is approved by the Shareholders at the Meeting, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place at 330 University Avenue, Toronto, Ontario, on July 19, 2013, at 10:00 a.m. (Toronto time), or as soon after such time as counsel may be heard. Any Company Securityholders wishing to appear in person or to be represented by counsel at the hearing of the motion for the Final Order may do so but must comply with certain procedural requirements described in the Notice of Application for the Final Order, including filing an appearance with the Court and serving same upon the Company and Sprott via their respective counsel by July 17, 2013. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the 1933 Act for the Sprott Shares to be issued pursuant to the Arrangement to holders of SRLC Shares, which such exemption is referred to as the Section 3(a)(10) Exemption in this Circular. See “Arrangement Resolution Matters—Securities Laws – U.S. Securities Laws”.

When the Arrangement Becomes Effective (Page 50)

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be issued by the Director pursuant to the CBCA in respect of the Articles of Arrangement. It is currently expected that the closing of the Arrangement will take place on or about July 24, 2013.

Interests of SRLC Directors and Officers in the Arrangement (Pages 50-52)

In considering the recommendation of the Board of Directors, Shareholders should be aware that directors and officers of the Company may have interests in the Arrangement or may receive benefits that differ from, or be in addition to, the interests of Shareholders generally. These benefits are as set forth below, and there are no other benefits that directors and officers of the Company will receive other than those available to all Shareholders generally.

•

As of May 24, 2013, the directors and officers of SRLC beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 12.6 million SRLC Shares, which represented approximately 8.6% of the voting rights attached to the issued and outstanding SRLC Shares (on an undiluted basis), and have agreed to vote in favour of the Arrangement Resolution pursuant to the terms of the Voting and Support Agreements. If the Arrangement is completed and based on the Consideration offered to all Shareholders, including Unaffiliated Shareholders, the directors and officers of SRLC will receive, by virtue of their current ownership of SRLC Shares, in the aggregate, approximately 6.4 million Sprott Shares, representing 2.6% of the issued and outstanding Sprott Shares after giving effect to the aggregate Share Consideration issued to Shareholders.

•	If the Arrangement is completed, it is expected that the directors and officers of SRLC will receive, in the aggregate, approximately $1,927,982 of Cash Consideration for their SRLC Shares.

•

The directors and officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 6,400,000 SRLC Options as of the close of business on May 24, 2013. If the Arrangement is completed, the vesting of such SRLC Options is automatically accelerated and such holders will receive a cash payment from the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option multiplied by the number of such options. The aggregate cash consideration expected to be received by the SRLC directors and officers for their SRLC Options is $731,000.

•

It is expected that Peter Grosskopf, the Chief Executive Officer of SRLC and Sprott, will continue to serve as Chief Executive Officer of Sprott. His business address is c/o Sprott Resource Lending Corp., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2, and his business telephone number is (416) 362-7172.

•	It is expected that Narinder Nagra, the President and Chief Operating Officer of SRLC, who serves in such capacity through the MSA with SLCLP, will continue to be employed by Sprott.

•	It is expected that Jim Grosdanis, the Chief Financial Officer of SRLC, who serves in such capacity through the MSA with SLCLP, will continue to be employed by Sprott.

Certain Effects of the Arrangement (Page 62)

The SRLC Shares are listed on the TSX in Canada under the symbol “SIL” and on the NYSE MKT in the United States under the symbol “SILU”. If permitted by applicable Law, the Company expects the SRLC Shares to be de-listed from the TSX and NYSE MKT following the Effective Date. Following the Effective Date, the Company will also seek to cease to be a reporting issuer under Canadian Securities Laws and seek to suspend all reporting obligations under the U.S. Exchange Act. As a result, the

Company will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation.

Arrangement Agreement (Pages 71-82)

The following is a summary of certain material aspects of the Arrangement Agreement.

Non-Solicitation (Page 75)

The Arrangement Agreement contains certain non-solicitation covenants of the Company prohibiting the Company from soliciting any inquiries or offers that could lead to an Acquisition Proposal, from making a Change in Recommendation, or from releasing any party to any confidentiality or standstill agreement.

Notice of Superior Proposal, Information Rights and Right to Match (Page 76)

The Company shall promptly notify Sprott of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could lead to an Acquisition Proposal. If an Acquisition Proposal is received that the Board of Directors determines could reasonably be expected to result in a Superior Proposal, the Company may

(a)	furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal and its representatives, provided that the Company enter into a confidentiality agreement with such person and immediately furnish it to Sprott; and

(b)	engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its representatives.

Sprott will have a Right to Match Period of at least five (5) business days. During the Right to Match Period, Sprott will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement. If the Board of Directors determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, Sprott will amend the terms of the Arrangement and the Company and Sprott shall enter into an amendment to the Arrangement Agreement reflecting the offer by Sprott to amend the terms of the Arrangement and the Arrangement Agreement.

Reimbursement and Termination Payment (Page 79)

Subject to certain exceptions, each of SRLC and Sprott shall pay all their respective fees, costs and expenses incurred in connection with the Arrangement, provided that in certain circumstances, SRLC and Sprott shall be required to reimburse one another up to an aggregate amount of $700,000.

The Company shall be required to pay to Sprott a Termination Payment of $6,800,000 upon the occurrence of certain Termination Payment Events.

Termination (Page 80)

The Arrangement Agreement may be terminated prior to the Effective Time in the circumstances specified in the Arrangement Agreement.

Certain Canadian Federal Income Tax Considerations (Pages 82-90)

If you are a Canadian Shareholder, the receipt of the Consideration pursuant to the Arrangement may have certain Canadian federal income tax implications to you in light of your particular circumstances. You should consult your own tax advisors regarding the particular tax consequences to you of the Arrangement in light of your particular circumstances (including the application and effect of any state, provincial, local or foreign income and other tax laws). See “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations (Pages 90-102)

If you are a U.S. Shareholder, the receipt of the Consideration pursuant to the Arrangement may have certain U.S. federal income tax implications to you in light of your particular circumstances. You should consult your own tax advisors regarding the particular tax consequences to you of the Arrangement in light of your particular circumstances (including the application and effect of any state, provincial, local or foreign income and other tax laws). See “Arrangement Resolution Matters – Certain United States Federal Income Tax Considerations”.

Dissent Rights (Pages 21-23)

Under the Interim Order, each Registered Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by Sprott the fair value of the SRLC Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was adopted.

Only Registered Shareholders may dissent and a dissenting holder may only dissent with respect to all SRLC Shares held on behalf of any one beneficial holder and registered in the name of such dissenting Registered Shareholder. Persons who are Non-Registered Shareholders, in each case registered in the name of a broker, investment dealer, bank, trust company or other Intermediary who wish to dissent should be aware that they may only do so through the registered owner of such SRLC Shares.

Shareholders will be entitled to access the Company’s corporate records in the manner permitted by applicable law; provided, however, the Company is making no special provision to grant Unaffiliated Shareholders access to its corporate files, nor is it making any special provision to allow Unaffiliated Shareholders to obtain counsel or appraisal services at the expense of the Company, although, except in special circumstances, Shareholders will not be required to pay the costs of the application and appraisal.

Shareholders do not need to vote against the Arrangement Resolution in order to exercise Dissent Rights; however, Shareholders who vote or have instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Resolution (but only in respect of such Company Common Shares) shall not be entitled to exercise such Dissent Rights. Shareholders that abstain from voting are eligible to exercise such Dissent Rights.

Selected Historical Financial Data (Page 109)

The Company’s selected historical financial data is included herein.

Selected Unaudited Pro Forma Financial Information (Appendix I)

Sprott’s unaudited pro forma consolidated financial statements and accompanying notes, which give effect to all transactions described and contemplated in this Circular, are attached to this Circular as Appendix I.

SPECIAL FACTORS

Purposes, Alternatives, and Reasons

The purpose of and reasons for entering into the Arrangement include: (a) the payment of a premium to Shareholders; (b) the diversification of assets and enhanced liquidity; (c) the Valuation and the Fairness Opinion indicated that the Arrangement was fair, from a financial point of view, to the Unaffiliated Shareholders; (d) expected cost efficiencies and synergies of the Combined Company; (e) the Arrangement was deemed the best alternative available; (f) the support of the Supporting Securityholders as evidenced by the Voting and Support Agreements; (g) the continuing discretion of the Board of Directors under the Arrangement Agreement to consider and respond to an unsolicited Superior Proposal; (h) the likelihood of completion; and (i) the fact that Shareholders must approve the Arrangement resolution and the Court must approve the Arrangement in a fairness hearing, which all Company Securityholders are invited to attend as discussed below under “Fairness of the Transaction”.

For a more detailed discussion of the purpose of and reasons for entering into the Arrangement, as well as a discussion of alternatives, please see “Reasons for the Arrangement” beginning at page 29 herein.

Management of SRLC, including Mr. Peter Grosskopf, and the Board of Directors considered a number of strategic alternatives to the Arrangement, including (a) maintaining the status quo with an effort to grow the business organically; (b) investigating potential merger and acquisition opportunities with third parties; (c) examining the possibility of replacing Sprott as manager under the Original MSA; (d) considering the prospect of Sprott increasing its ownership in SRLC beyond its current position, and (e) pursuing a different upstream transaction with Sprott, including a potential business combination. These alternatives were rejected for the following reasons:

•

Growing organically would be difficult given that SRLC Shares continued to trade below book value, which would make raising additional equity excessively dilutive to Shareholders, and SRLC’s business model does not support meaningful leverage, which would also impact SRLC’s ability to pay dividends to Shareholders at current levels;

•

No third parties were readily identified as prime candidates for a merger and acquisition opportunity and there would have been a number of factors complicating the acquisition of SRLC by an unaffiliated third party. SRLC’s lending business is a niche business with few direct competitors and given that executive management are employed by SLCLP and there are no internal key management, an unaffiliated third party would likely only value SRLC as an unlevered pool of capital; as such, there would be several complicating factors, including that Sprott and its affiliates owned and/or controlled approximately 17% of the SRLC Shares, managed the business of SRLC through the Original MSA, and such third party would have to be comfortable with the expertise required and ultimate timing and values realized in monetizing the resource loans and the remaining real estate portfolio;

•	There were no other managers that were readily identified as having the necessary expertise in resource bridge and mezzanine financing who could replace Sprott as manager under the Original MSA;

•	Having Sprott increase its ownership interest beyond its current position would have been unnecessarily dilutive to Shareholders given that SRLC Shares continued to trade below book value; and

•

The Arrangement was perceived as the most efficient available upstream transaction with Sprott, as the alternative upstream transaction considered was a take-over bid by Sprott. Given SRLC’s diverse shareholder base and low historical participation at meetings, a take-over bid was seen as less efficient than the Arrangement given that it was not expected that over 90% of Shareholders would tender their SRLC Shares under a take-over bid, which would have precluded Sprott from effecting a statutory squeeze out of remaining Shareholders as provided for under the CBCA. This would have required Sprott to hold a special meeting of Shareholders after acquiring 66 2/3% of the outstanding SRLC Shares in order to effect an amalgamation with SRLC.

Management of SRLC, including Mr. Peter Grosskopf, and the Board of Directors determined to enter into the Arrangement on May 8, 2013, as opposed to another time, as the Company was approached with a firm offer, which it had not been approached with before, and that firm offer, which provided a premium of approximately 20.4% over the volume-weighted average price of the SRLC Shares for the 20 trading days prior to and including May 7, 2013, and a 11.5% premium to the closing price of the Sprott Shares on the TSX on May 7, 2013, was the best alternative available, and possessed a high likelihood of completion. For other reasons that the Arrangement was considered an attractive transaction at the time entered into, please see “Arrangement Resolution Matters—Reasons for the Arrangement.”

Management of Sprott and its Board of Directors decided to enter into the Arrangement on May 8, 2013, as opposed to another time, as (a) the Arrangement is accretive to Sprott shareholders on an EBITDA and earnings per share basis, (b) the Arrangement provides Sprott with approximately $225 million in new capital to seed new funds and sponsor international initiatives, (c) SRLC’s balance sheet supports Sprott’s current dividend level and (d) the Arrangement increases Sprott’s liquidity and broadens its shareholder base. At the time the opportunity for the Arrangement presented itself, Sprott was not considering any acquisitions of other entities similar to the Company, so Sprott did not consider any other alternatives to acquiring the Company. In addition, based on Sprott’s capital structure and available funding, the only purchase consideration Sprott was prepared to offer, and considered, for the acquisition of the Company’s shares was shares of Sprott stock or a combination of Sprott stock and cash, in a ratio to be determined.

Sprott Holdco did not consider any alternatives to the Arrangement or different timing, as Sprott Holdco was formed by Sprott Inc. solely for the purposes of participating in the Arrangement and was not yet incorporated on May 8, 2013.

Effects of the Transaction

        Unaffiliated Shareholders should note that the Arrangement will result in: (a) the deemed transfer and cancellation of SRLC Options (in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option), (b) the deemed transfer of SRLC Shares (in exchange for the Consideration) to Sprott in exchange for 0.5 of a common share of Sprott and $0.15 in cash for each SRLC Share held; and (c) the amalgamation of Sprott Holdco and the Company and continuation thereof as one corporation under the CBCA.

            The Company expects that the SRLC Shares listed on the TSX in Canada under the symbol “SIL” and on the NYSE MKT in the United States under the symbol “SILU” will, if permitted by applicable Law, be de-listed from the TSX and NYSE MKT following the Effective Date. Following the Effective Date, the Company will seek to cease to be a reporting issuer under Canadian Securities Laws and seek to suspend all reporting obligations under the U.S. Exchange Act. As a result, once the SRLC Shares are de-listed from NYSE MKT and the Company has suspended all reporting obligations under the U.S. Exchange Act, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Sarbanes-Oxley Act, applicable to public companies, and Shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company. In addition, Shareholders will no longer benefit from the substantive disclosure requirements imposed under certain U.S. federal securities laws (and the rules and regulations promulgated by the SEC thereunder). For example, as an SEC reporting company, the Company currently files its Annual Reports on Form 40-F and Reports on Form 6-K with the SEC but will no longer be required to do so after it is delisted from NYSE MKT and its reporting obligations under U.S. securities laws has been suspended. Sprott, whose shares comprise part of the Consideration, is not a reporting company under the U.S. Exchange Act, is not subject to reporting obligations under U.S. securities laws and does not file Annual Reports on Form 40-F or Reports on Form 6-K with the SEC.

On completion of the Arrangement, (i) the Combined Company will own all of the SRLC Shares, (ii) former Shareholders (including Unaffiliated Shareholders) of the Company will be Sprott Shareholders, (iii) and the Sprott Shares are expected to continue to trade on the TSX. Also, the Combined Company will continue to be a corporation existing under the laws of the Province of Ontario and the principal executive office of Sprott will continue to be located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1.

Following completion of the Arrangement, the Combined Company will use SRLC’s capital to seed new funds and sponsor additional international initiatives. The Combined Company also intends to integrate SRLC’s resource lending business by launching a new partnership through which resource lending activities would be conducted.

See the Sprott Information Circular, incorporated herein by reference, for information concerning the directors and officers of Sprott as of the date thereof. The directors and officers of Sprott, as currently constituted, will remain the same for the Combined Company following completion of the Arrangement. It is expected that Narinder Nagra, the President and Chief Operating Officer of SRLC, who serves in such capacity through the MSA with SLCLP, will continue to be employed by Sprott. It is expected that Jim Grosdanis, the Chief Financial Officer of SRLC, who serves in such capacity through the MSA with SLCLP, will continue to be employed by Sprott.

Immediately after completion of the Arrangement, assuming that no Shareholder exercises Dissent Rights, current Shareholders (including Unaffiliated Shareholders) are expected to own approximately 28.1% of the issued and outstanding Sprott Shares and current Sprott Shareholders are expected to own approximately 71.9% of the issued and outstanding Sprott Shares. On the Effective Date, the Combined Company will own 100% of the issued and outstanding SRLC Shares.

For a more detailed discussion of the steps of the Arrangement, please see “Arrangement Resolution Matters—Arrangement Steps” beginning at page 48 herein. For further information on the effects of the Arrangement, please see “Arrangement Resolution Matters—Consideration,” “Arrangement Resolution Matters—Effect of the Arrangement on Markets and Listing,” “Arrangement Resolution Matters—Arrangement Agreement,” “Arrangement Resolution Matters—Procedure for the Exchange of SRLC Shares” and “Information Concerning the Combined Company” beginning at pages 50, 62, 68, 71, and 125 herein, respectively.

Tax Effects and Considerations

Please see “Arrangement Resolution Matters—Certain Canadian Federal Income Tax Considerations” herein for the Canadian federal income tax considerations generally applicable to Shareholders who will dispose of their SRLC Shares to Sprott pursuant to the Arrangement, whether such Shareholders are affiliated or unaffiliated with SRLC for U.S. securities law purposes (including Mr. Grosskopf and the Company’s other senior management). In this regard, the precise Canadian federal income tax consequences of the Arrangement that will apply to any particular Shareholder who disposes of their SRLC Shares to Sprott pursuant to the Arrangement will depend upon their own particular factual circumstances and their Canadian income tax profile; however, the same Canadian federal income tax consequences will generally arise for any such Shareholders who share the same factual circumstances and Canadian income tax profile regardless of whether such Shareholders are affiliated or unaffiliated for U.S. securities law purposes.

For Canadian federal income tax effects relating to the Arrangement applicable to SRLC and its affiliates (including Sprott and Sprott Holdco), please see “Arrangement Resolution Matters—Certain Canadian Federal Tax Consequences of the Arrangement to SRLC and its Affiliates” herein.

For U.S. federal income tax purposes, the Arrangement has been structured to qualify as a tax-deferred reorganization. Even if it so qualifies, however, U.S. shareholders may be required to recognize any gains in their SRLC Shares under a special adverse tax regime applicable to sales or other dispositions of stock in passive foreign investment companies. Please see “Arrangement Resolution Matters – Certain U.S. Federal Income Tax Considerations” for the U.S. federal income tax considerations generally applicable to U.S. Holders who will dispose of their SRLC Shares in the Arrangement.

        The Arrangement is not expected to result in any material U.S. federal income tax consequences to the Company or its affiliates, including Sprott, Sprott Holdco, Mr. Grosskopf and the Company’s other senior management. This is because, to the Company’s knowledge, all of such persons are non-U.S. persons not subject to U.S. federal income tax with respect to the Arrangement. If any affiliated shareholders of the Company were U.S. persons similarly situated to the U.S. Holders described herein under the heading “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations—Scope of this Disclosure”, then the U.S. federal income tax consequences to them of the Arrangement would generally be as described under the heading “Arrangement Resolution Matters—Certain United States Federal Income Tax Consequences of the Arrangement” herein.

All net operating loss carry forwards of the Company for Canadian tax purposes will be inherited by the Combined Company pursuant to the Arrangement. However, this did not impact the decision on structuring the Arrangement. The Company does not have any net operating loss carry forwards for U.S. federal income tax purposes.

Fairness of the Transaction

After careful consideration and taking into account the Valuation and the Fairness Opinion and the recommendation of the Special Committee, the Board of Directors has unanimously determined (other than the Interested Directors (as defined below)) that the Arrangement is in the best interest of the Company and is substantively and procedurally fair to the Unaffiliated Shareholders. This determination of the Board of Directors was based in part on the unanimous recommendation of the Special Committee, which was composed of directors independent of all “interested parties” (as such term is defined in MI 61-101) to the Arrangement and created to oversee and supervise the process surrounding the Arrangement and, among other things, review and consider the terms of the Valuation and the Fairness Opinion received from Cormark. For more information, please see “Arrangement Resolution Matters—Recommendation of the Board of Directors” beginning at page 28 herein.

            Under SEC rules, Sprott, Mr. Grosskopf and Sprott Holdco are required to provide certain information regarding their respective positions as to the substantive and procedural fairness of the Arrangement to Unaffiliated Shareholders. Sprott, Mr. Grosskopf and Sprott Holdco are making the statements included in this section solely for the purposes of complying with such requirements. Their respective views as to the fairness of the Arrangement should not be construed as a recommendation to any Unaffiliated Shareholder as to how that Unaffiliated Shareholder should vote on the proposal to approve the Arrangement. Sprott attempted to negotiate the terms of a transaction that would be most favourable to it, and not the Unaffiliated Shareholders. Subject to the foregoing, each of Sprott, Mr. Grosskopf and Sprott Holdco has expressly adopted the factors considered by and analysis and determination of the Company’s Board of Directors (other than Interested Directors) that the Arrangement is substantively and procedurally fair to Unaffiliated Shareholders.

In making such a determination, the Board of Directors considered that the Arrangement provides for: (a) the payment of a premium to Shareholders; (b) the diversification of assets and enhanced liquidity; (c) the Valuation and the Fairness Opinion indicated that the Arrangement was fair, from a financial point of view, to the Unaffiliated Shareholders; (d) expected cost efficiencies and synergies of the Combined Company; (e) the Arrangement was deemed the best alternative available; (f) the support of the Supporting Securityholders as evidenced by the Voting and Support Agreements; (g) the continuing discretion of the Board of Directors under the Arrangement Agreement to consider and respond to an unsolicited Superior Proposal; (h) the likelihood of completion; and (i) the fact that Shareholders must approve the Arrangement resolution and the Court must approve the Arrangement in a fairness hearing, which all Company Securityholders are invited to attend. Furthermore, the Board of Directors determined that the Arrangement was substantively and procedurally fair to Unaffiliated Shareholders. In addition, the Special Committee considered the Valuation and the Fairness Opinion, which indicated that the Arrangement was fair from a financial point of view to Unaffiliated Shareholders. For further information, please see “Arrangement Resolution Matters—Reasons for the Arrangement,” “Arrangement Resolution Matters—Formal Valuation” and “Arrangement Resolution Matters—Fairness Opinion” beginning at pages 29, 32 and 34 herein, respectively. In the course of its deliberations, the Special Committee and the Board of Directors also identified and considered a variety of risks as described in greater detail under “Arrangement Resolution Matters—Risk Factors” beginning on page 64 and under “Arrangement Resolution Matters—Reasons for the Arrangement” beginning at page 29.

In order for the Arrangement to be effected, Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and other related matters at the Meeting. The Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes validly cast by Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority Shareholders (which are Shareholders that are unaffiliated with Sprott and its affiliates), in accordance with MI 61-101. See “Arrangement Resolution Matters – Minority Approval and Multilateral Instrument 61-101”. Furthermore, the Arrangement requires that the Court must approve the Arrangement in a fairness hearing, which all Company Securityholders are invited to attend. The Court issued the Interim Order on May 24, 2013 and, subject to the approval of the Arrangement Resolution by Shareholders, a hearing on the Arrangement will be held on July 19, 2013 at 10:00 a.m. (Toronto time) at 330 University Avenue, Toronto, Ontario. Any Company Securityholder is entitled to appear and be heard at this hearing.

Reports, Opinions, Appraisals and Negotiations

The Special Committee received the Valuation and the Fairness Opinion from Cormark, which indicated that the Arrangement was fair, from a financial point of view, to Unaffiliated Shareholders. For further information, including with respect to the qualifications of Cormark, please see “Arrangement Resolution Matters—Formal Valuation” and “Arrangement Resolution Matters—Fairness Opinion” beginning at pages 32 and 34 herein, respectively. Shareholders are also referred to the full text of the Valuation and the Fairness Opinion attached to this Circular as Appendix F.

Interest in SRLC Net Book Value of Sprott, Sprott Holdco, and Peter Grosskopf

Prior to the Arrangement and based on its ownership or control over 24,467,690 SRLC Shares, Sprott’s interest in the net book value of SRLC as of March 31, 2013 was approximately $37,735,726.50 and interest in the net income for the quarter ended March 31, 2013 was approximately $945,553.50, each representing an interest of approximately 16.65%. After the closing of the Arrangement, Sprott will own all SRLC Shares and therefore all of the net book value of SRLC. After the Arrangement closes, Sprott will have an interest in 100% of SRLC’s net book value ($226.6 million as of March 31, 2013) and SRLC’s net income (approximately $5.7 million for the quarter ended March 31, 2013). Sprott Holdco has no interest in the net book value or net income of SRLC before the closing of the Arrangement, and after the closing of the Arrangement will be amalgamated with SRLC as Amalco pursuant to the Plan of Arrangement. Based on his ownership of 2,000,000 SRLC Shares, Peter Grosskopf’s interest in the net book value of SRLC as of March 31, 2013 was approximately $3,082,317.60 and interest in the net income for the quarter ended March 31, 2013 was approximately $77,234.40, each representing an interest of approximately 1.36%. After the closing of the Arrangement, Mr. Grosskopf will have no direct interest in the net book value of SRLC, but he will receive 1,000,000 Sprott Shares in connection with the exchange of his 2,000,000 SRLC Shares pursuant to the Arrangement. For further information please see “Arrangement Resolution Matters – Principal and Beneficial Holders of SRLC Shares/ Interest in Net Book Value and Net Income” herein.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting to be held on July 18, 2013, at 10:00 a.m. (Toronto time) at the TSX Gallery, TMX Broadcast Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario or any adjournment(s) or postponement(s) thereof. All summaries of, and references to, the Plan of Arrangement, Arrangement Resolution, Arrangement Agreement, Valuation and the Fairness Opinion or the Interim Order in this Circular are qualified in their entirety by reference to the complete text of these documents, each of which is included as an appendix to this Circular. Shareholders are urged to read carefully the full text of these documents.

Information in this Circular

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the Glossary of Terms at Appendix A.

The information contained in this Circular is given as at May 24, 2013, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company or Sprott.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

The information in this Circular relates to an offering that is exempt from the registration requirements under the United States Securities Act of 1933, as amended (the “1933 Act”) pursuant to the exemption from the registration requirements provided by Section 3(a)(10) of the 1933 Act (the “Section 3(a)(10) Exemption”). We are required to make a filing on Schedule 13E-3 with the SEC in connection with the Arrangement, and as a result of the review by the SEC of our filing, it is possible that changes or modifications will have to be made to some of the information contained in this Circular. If such changes or modifications are required, we intend to make them in a manner that complies with Rule 13e-3(f)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended (“U.S. Exchange Act”).

Information Pertaining to Sprott

Certain information in this Circular pertaining to Sprott, including, but not limited to, information pertaining to Sprott under “Information Concerning Sprott”, “Information Concerning Sprott Holdco” and “Information Concerning the Combined Company” has been furnished by Sprott or is derived from Sprott’s publicly available documents. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Sprott to disclose events or information that may affect the completeness or accuracy of such information.

For further information regarding Sprott, please refer to Sprott’s filings with the Securities Authorities, which may be obtained under Sprott’s profile on SEDAR at www.sedar.com. See “Information Concerning Sprott”.

Cautionary Statement Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” intended to comply with the so-called “bespeaks caution doctrine” in the United States and “forward-looking information” within the meaning of applicable Canadian Securities Laws concerning the business, operations and financial performance and condition of each of SRLC, Sprott and the Combined Company. Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SRLC, Sprott or the Combined Company to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements or forward-looking information. Such factors include, among others: general economic conditions in Canada and globally; industry conditions, including fluctuations in the value of natural resource commodities; liquidity risk; political and other risks; the ability to attract and retain key management and personnel; changes in applicable regulatory requirements and regimes; the ability to continue to pay dividends; stock market volatility and market valuations; fluctuations in foreign exchange or interest rates; and the impact of competition, as well as those factors discussed or incorporated by reference in the section entitled “Arrangement Resolution Matters—Risk Factors” in this Circular. Although SRLC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

In addition, forward-looking and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Arrangement and the business and operations of the Combined Company. Pro forma information contained herein is based on certain assumptions including that Shareholders will vote in favour of the Arrangement, that the Court will approve the Arrangement, and that all other conditions to the Arrangement are satisfied or waived. Other assumptions include, but are not limited to, the ability of the Combined Company to realize the enhanced growth opportunities currently anticipated for the Combined Company. Risks include: the risk that upon completion of the Arrangement the market value of the Sprott Shares will be different from the value at the time the Share Consideration was agreed; the conditions to the Arrangement will not be satisfied or waived; the Arrangement Agreement may be terminated; the information available to SRLC in respect of Sprott may not be accurate or complete; there may be unforeseen or unexpected tax and other consequences to the transactions which would have a material adverse effect on the Combined Company; risks associated with the market price of the shares of the Combined Company; and other risks discussed in this Circular. Although SRLC has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning SRLC’s general expectations concerning SRLC, Sprott and the Combined Company, are based on estimates prepared by SRLC or Sprott using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry that SRLC believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While SRLC is not aware of any misstatement regarding any industry data presented herein, industry involves risks and uncertainties that are subject to change based on various factors.

Shareholders are cautioned not to place undue reliance on forward-looking statements and forward-looking information. SRLC undertakes no obligation to update any of the forward-looking statements or forward-looking information in this Circular or incorporated by reference herein, except as required by law.

Reporting Currency

All amounts in this Circular are expressed in Canadian dollars (“$”), unless otherwise indicated. On May 24, 2013, the noon rate of exchange as reported by the Bank of Canada was $1.00 = U.S. $ 0.9687. U.S. Shareholders are urged to obtain a current market quotation for the U.S. dollar/Canadian dollar exchange rate.

Notice to Shareholders in the United States

NEITHER THE SEC NOR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES HAS APPROVED OR DISAPPROVED OF THE ARRANGEMENT OR PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Sprott Shares to be issued under the Arrangement have not been registered under the 1933 Act or any applicable securities laws of any state of the United States and will be issued in reliance on the Section 3(a)(10) Exemption and in reliance on other exemptions from registration under any applicable securities laws of any state of the United States. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 24, 2013 and, subject to the approval of the Arrangement by the Company’s Shareholders, a hearing on the Arrangement will be held on July 19, 2013 at 10:00 a.m. (Toronto time) at 330 University Avenue, Toronto, Ontario. Each Company Securityholder will be entitled to appear and be heard at this hearing.

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements and, with respect to the portions incorporated by reference to the Company’s Schedule 13E-3, the requirements of Rule 13E-3 under the U.S. Exchange Act. Residents of the United States should be aware that Canadian solicitation requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

The financial statements of the Company and Sprott attached hereto or incorporated by reference into this Circular have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements of United States companies.

In general, the Sprott Shares to be issued pursuant to the Arrangement will not be subject to resale restrictions under the 1933 Act unless the Sprott Shares are received by Company Shareholders that are deemed to be, or have been in the preceding three months, affiliates of Sprott. The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who were “affiliates” of Sprott within the three months prior to the Arrangement and persons who are “affiliates” of Sprott after the Arrangement. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer.

The enforcement by Shareholders of civil liabilities under United States securities laws may be affected adversely by the fact that each of Sprott and the Company are incorporated or organized outside the United States, that some or all of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets and said persons may be located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon the Company or Sprott, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States.

Notice to New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

INFORMATION CONCERNING THE MEETING

Date, Time and Place of the Meeting

The Meeting will be held at 10:00 a.m. (Toronto time) on July 18, 2013, at the TSX Gallery, TMX Broadcast Centre, the Exchange Tower, 130 King Street West, Toronto, Ontario, unless adjourned or postponed.

Purpose of the Meeting

At the Meeting, Shareholders will be asked to consider and vote on the Arrangement Resolution, the business described below under the headings “Other Special Meeting Matters” and “Annual Meeting

Matters”, and such other business as may properly come before the Meeting. At the date of this Circular, management of the Company knows of no other matter expected to come before the Meeting.

Shareholders Entitled to Vote

Shareholders are entitled to vote at the Meeting either in person or by proxy. The Board of Directors has fixed May 23, 2013, as the record date for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered on the register of SRLC Shares maintained by or on behalf of the Company as at the close of business (5:00 p.m. (Toronto time)) on the Record Date will be entitled to receive notice of and vote at the Meeting. No other Company Securityholders are entitled to vote at the Meeting other than Shareholders.

Quorum

A quorum of Shareholders will be present at the Meeting if not less than one Shareholder present in person or represented by proxy or a duly authorized representative, representing not less than five percent (5%) of the issued and outstanding SRLC Shares, is present at the opening of the Meeting.

Principal Holders of SRLC Shares

Except as set out in this Circular, to the knowledge of the directors and officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the votes attached to any class of voting securities of the Company. See “Arrangement Resolution Matters – Principal and Beneficial Holders of SRLC Shares / Interest in Net Book Value and Net Income”.

Voting By Registered Shareholders

The following instructions are for Registered Shareholders only. If you are a Non-Registered Shareholder, please see “Information Concerning the Meeting—Voting by Non-Registered Shareholders” below and follow your Intermediary’s instructions on how to vote your SRLC Shares.

Voting in Person

Registered Shareholders who attend the Meeting may vote in person. To ensure your vote is counted, you should complete and return the enclosed form of proxy as soon as possible even if you plan to attend the Meeting in person. Even if you return a form of proxy, you can still attend the Meeting and vote in person, in which case you will need to instruct the scrutineer at the Meeting to cancel your proxy.

Voting by Proxy

If you are a Registered Shareholder but do not plan to attend the Meeting, you may vote by using a form of proxy to appoint someone to attend the Meeting as your proxyholder.

The purpose of a form of proxy is to designate person(s) who will vote on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons whose names are printed on the enclosed form of proxy are officers of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by inserting the name of that person in the blank space provided in the form of proxy or by completing another acceptable form of proxy. A proxyholder need not be a Shareholder.

Only Registered Shareholders or their duly appointed proxyholders will be permitted to vote at the Meeting. SRLC Shares represented by properly executed and delivered proxies in the accompanying form will be voted, or withheld from voting, on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted. If there are no instructions provided in respect of any matters, the Management Proxyholders will vote FOR all such matters.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed proxies must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or delivered by facsimile to 1-866-249-7775, in each case not later than 10:00 a.m. (Toronto time) on July 16, 2013, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion, without notice.

How do I revoke my form of proxy?

A form of proxy may be revoked at any time before the Meeting by executing a valid form of revocation and delivering it to the head office of the Company at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario M5J 2J2 (or to Computershare at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1) at any time up to and including 10:00 a.m. on the last Business Day preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof, or by delivering it to the Chair of the Meeting prior to the commencement of the Meeting, or any adjournment(s) or postponement(s) thereof. If you attend the Meeting and vote on a ballot, you will be treated as having revoked any valid form of proxy previously delivered by you. If you attend the Meeting in person, you need not revoke your form of proxy and vote in person unless you wish to do so. A form of proxy may also be revoked in any other manner permitted by applicable law.

Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must arrange with adequate prior notice for their respective Intermediaries to revoke their forms of proxy on their behalf.

In addition to the Arrangement Resolution, are there any other approvals required for the Arrangement?

Yes, see “Arrangement Resolution Matters—Court Sanction of the Arrangement and Completion of the Arrangement” and “Arrangement Resolution Matters—Regulatory Matters”.

When will the Arrangement be implemented?

The Company and Sprott will implement the Arrangement when all of the conditions to the closing of the Arrangement have been satisfied or waived (where permitted). The Arrangement is subject to a number of conditions, some of which are beyond the Company and Sprott’s control, the exact timing of implementation of the Arrangement cannot be predicted with certainty. It is currently expected that the closing of the Arrangement will take place on or about July 24, 2013.

When can I expect to receive the Consideration for my SRLC Shares?

As soon as practicable after the completion of the Arrangement and the receipt by the Depositary from you of a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) together with your certificates representing SRLC Shares and all other relevant documents required by the instructions set out in the Letter of Transmittal, as applicable, the Depositary will arrange to deliver to you Sprott Shares and a cheque representing the cash portion of your Consideration. If you hold your SRLC Shares through a broker, trustee, financial institution or other Intermediary, your broker or other nominee will surrender your SRLC Shares in exchange for your Consideration as described below under the heading “Information Concerning the Meeting—Voting by Non-Registered Shareholders”.

What is required for a Shareholder to receive the Consideration to which they are entitled?

If you are a Registered Shareholder, in order to receive the Consideration that you are entitled to upon the completion of the Arrangement, you must complete and sign the enclosed Letter of Transmittal (printed on yellow paper) and return it, together with the certificate(s) representing your SRLC Shares and any other required documents and instruments to the Depositary, Equity Financial Trust Company, in accordance with the procedures set out in the Letter of Transmittal.

Non-Registered Shareholders whose SRLC Shares are registered in the name of an Intermediary should contact their Intermediary for instructions and assistance in receiving the Consideration to which they are entitled pursuant to the Arrangement as described below under the heading “Information Concerning the Meeting—Voting by Non-Registered Shareholders”.

What if I have other questions?

If you have questions regarding your proxy or voting your securities, you may contact Computershare at 1-800-564-6253.

If you have any questions regarding the completion of your Letter of Transmittal or the deposit of your SRLC Shares thereunder, you may contact the Depositary, Equity Financial Trust Company, at 1-866-393-4891 (North American Toll-Free), 416-361-0152 (Local) or by email at corporateactions@equityfinancialtrust.com.

Voting By Non-Registered Shareholders

Only Shareholders whose names have been entered on the register of SRLC Shares maintained by or on behalf of the Company at the close of business (5:00 p.m. (Toronto time)) on May 23, 2013, the Record Date, or their duly appointed proxyholders, will be permitted to vote at the Meeting. In many cases, however, SRLC Shares beneficially owned by a Non-Registered Shareholder are registered in the name of either: (a) an Intermediary that a Non-Registered Shareholder deals with in respect of his, her or its SRLC Shares (Intermediaries include, among others, securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), registered education savings plans (RESPs), tax free savings accounts (TFSAs) and similar plans); or (b) a clearing agency (such as CDS Clearing and Depository Services Inc.) in which the relevant Intermediary is a participant. If you purchased your SRLC Shares through a broker, you are likely to be a Non-Registered Shareholder.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders in order to seek their voting instructions in advance of the Meeting. SRLC Shares held by Intermediaries can only be voted in accordance with the instructions of Non-Registered Shareholders. The Intermediaries often have their own voting instruction form and mailing procedures and provide their own return instructions. Generally, Non-Registered Shareholders will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of SRLC Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, such form of proxy is not required to be signed by the Non-Registered Shareholder when submitting it. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)	more typically, be given a voting instruction form that is not signed by the Intermediary, but which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a “proxy authorization form”) that the Intermediary must follow. The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable request for voting instructions (“VIF”), mails these VIFs to Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIFs (or otherwise communicate their voting instructions) to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Non-Registered Shareholder, who receives a VIF from Broadridge, cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the SRLC Shares voted. If you have any questions respecting the voting of SRLC Shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the SRLC Shares that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or by means of an appointment of another person), the Non-Registered Shareholder should insert the Non-Registered Shareholder’s name (or that of the appointee) in the appropriate blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or its service company, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Non-Registered Shareholders should follow the instructions on the forms they receive and contact their Intermediaries or Computershare Investor Services Inc. at 1-800-564-6253 if assistance is required.

Solicitation of Proxies

Whether or not you plan to attend the Meeting, management of the Company, with the support of the Board of Directors, requests that you fill out your form(s) of proxy to ensure your votes are cast at the Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, fax or other electronic means by representatives, employees or agents of the Company. Employees of the Company may perform administrative tasks in connection with the Arrangement and they will not be separately compensated for such services.

Dissent Rights of Shareholders

The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its SRLC Shares and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Circular as Appendix G, and the text of Section 190 of the CBCA, which is attached to this Circular as Appendix E. Pursuant to the Interim Order and the Plan of Arrangement, Dissenting Shareholders are given rights analogous to rights of dissenting shareholders under the CBCA, as modified by the Interim Order (“Dissent Rights”). A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Under the Interim Order, each Registered Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid by Sprott the fair value of the SRLC Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was adopted. Only Registered Shareholders may dissent and a dissenting holder may only dissent with respect to all SRLC Shares held on behalf of any one beneficial holder and registered in the name of such dissenting Registered Shareholder. Persons who are Non-Registered Shareholders, in each case registered in the name of a broker, investment dealer, bank, trust company or other Intermediary who wish to dissent should be aware that they may only do so through the registered owner of such SRLC Shares. In many cases, SRLC Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an Intermediary; or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the SRLC Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its SRLC Shares and either: (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder’s behalf (which, if the SRLC Shares are registered in the name of CDS Clearing and Depositary Services Inc. or other clearing agency, may require that such SRLC Shares first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register such SRLC Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly.

A Registered Shareholder who wishes to exercise Dissent Rights must send a written objection notice (the “Notice of Objection”) objecting to the Arrangement Resolution to Sprott Resource Lending Corp., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario, M5J 2J2, Fax: 416-977-9555, Attention: Corporate Secretary, by not later than 5:00 p.m. (Toronto time) on July 17, 2013 or not later than 5:00 p.m. (Toronto time) one Business Day prior to any adjournment of the Meeting. The Notice of Objection must set out the number of SRLC Shares held by the Dissenting Shareholder and must be in respect of all of the SRLC Shares owned by the Dissenting Shareholder.

It is a condition to Sprott’s obligation to complete the Arrangement that Shareholders holding no more than 10% of the SRLC Shares shall have exercised Dissent Rights that have not been withdrawn as at the Effective Date.

An application may be made to the Court by the Company or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s SRLC Shares. If such an application to the Court is made by either the Company or a Dissenting Shareholder, the Company must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer (the “Offer to Purchase”) to pay such person an amount considered by the Company to be the fair value of the SRLC Shares, held by such Dissenting Shareholders. The Offer to Purchase, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Company is the applicant, or within 10 days after the Company is served with notice of the application, if a Dissenting Shareholder is the applicant. The Offer to Purchase will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

In such circumstances, a Dissenting Shareholder may make an agreement with the Company for the purchase of its SRLC Shares in the amount of the Company’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the SRLC Shares. Shareholders will be entitled to access the Company’s corporate records in the manner permitted by applicable law; provided, however, the Company is making no special provision to grant Unaffiliated Shareholders access to its corporate files, nor is it making any special provision to allow Unaffiliated Shareholders to obtain counsel or appraisal services at the expense of the Company. A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the SRLC Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Company and in favour of each of those Dissenting Shareholders, and fixing the time within which the Company must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between the Company and the Dissenting Shareholder as to the payment to be made by the Company to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Shareholder’s SRLC Shares in the amount agreed to between the Company and the Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Shareholder may withdraw its dissent, or if the Arrangement has not yet become effective, the Company may rescind the Arrangement Resolution and the dissent and appraisal proceedings in respect of that Shareholder will be discontinued.

All SRLC Shares held by Registered Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Sprott in consideration for a claim against Sprott for the fair value of such SRLC Shares which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted. If such Dissenting Shareholders ultimately are not entitled, for any reason, to be paid fair value for such SRLC Shares, they shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of SRLC Shares.

Shareholders do not need to vote against the Arrangement Resolution in order to exercise Dissent Rights; however, Shareholders who vote or have instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Resolution (but only in respect of such Company Common Shares) shall not be entitled to exercise such Dissent Rights. Shareholders that abstain from voting are eligible to exercise such Dissent Rights.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by Dissenting Shareholders who seek payment of the fair value of their SRLC Shares. Section 190 of the CBCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.

Accordingly, each Dissenting Shareholder who is considering exercising Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set forth in Appendix E to this Circular, as modified by the Interim Order, and consult their own legal advisor.

ARRANGEMENT RESOLUTION MATTERS

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of negotiations conducted among representatives of SRLC, the Special Committee, Sprott, and their respective legal and financial advisors, as applicable. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the parties leading up to the execution and public announcement of the Arrangement Agreement. References to the Board of Directors of SRLC for any period prior to June 14, 2012 are to A. Murray Sinclair, W. David Black, Brian Bayley, Peter Grosskopf, W. Murray John, Dale Peniuk, Stewart J.L. Robertson, Robert G. Atkinson and John Embry, collectively, and for any period after June 14, 2012 and before July 10, 2012 are to A. Murray Sinclair, W. David Black, Brian Bayley, Paul Dimitriadis, Peter Grosskopf, W. Murray John, Dale Peniuk, and Stewart J.L. Robertson, collectively, and for any period thereafter are to A. Murray Sinclair, W. David Black, Brian Bayley, Donald Copeland, Paul Dimitriadis, Peter Grosskopf, W. Murray John, Dale Peniuk, and Stewart J.L. Robertson, collectively. For a detailed description of the composition of the Board of Directors, please see Appendix J hereto. References to the Special Committee are to Messrs. A. Murray Sinclair, David Black and Dale Peniuk, collectively. References to the board of directors of Sprott are to Messrs. Eric Sprott, Jack C. Lee, Marc Faber, Peter Grosskopf, James Roddy, Rick Rule, and Paul Stephens, collectively.

During 2012, management of SRLC provided the Board of Directors with a number of strategic options and business plans related to the business of SRLC (the “Strategic Plan”). The Strategic Plan was initiated given that the initial term of the Original MSA was set to expire in September 2013 and to the extent that SRLC was going to elect to not renew the Original MSA, it would need to give termination notice to SLCLP by March 2013. At a meeting of the Board of Directors held on June 14, 2012, management of SRLC, which consisted of Peter Grosskopf, Narinder Nagra, and Jim Grosdanis, initially raised, among other options, the prospect of Sprott increasing its ownership in SRLC or an upstream transaction with Sprott, including a potential business combination, as alternatives to renewing the Original MSA, which was seen as the most likely option by management given the significant ownership of Sprott and its affiliates in SRLC and its management of the business through SLCLP. The Board of Directors deferred any further discussion and recommendation of the Strategic Plan until an in-person meeting of the Board of Directors could be arranged in September 2012. There were no discussions of the Strategic Plan directly with Sprott at this time, including as to whether Sprott would be willing to increase its ownership interest in SRLC.

At a meeting of the Board of Directors on September 24, 2012, Mr. Eric Sprott, Chairman of the board of directors of Sprott, made a brief presentation to the Board of Directors relating to Sprott’s general investment philosophy and future corporate direction. The Board of Directors also received presentations relating to other entities within the Sprott group of companies as follows: (a) Peter Grosskopf, in his capacity as the Chief Executive Officer of Sprott, made a presentation regarding SAM USA; (b) Charles Oliver, as senior portfolio manager at SAM, made a presentation regarding SAM; (c) Scott Colborne, the Co-Chief Investment Officer of SAM, made a presentation regarding Sprott’s fixed income expertise; (d) Neil Adshed, an investment strategist at SAM, made a presentation regarding Sprott’s technical services expertise; (e) Steve Yuzpe, the Chief Financial Officer of Sprott Resource Corp., made a presentation regarding Sprott Resource Corp.; and (f) Dean Jensen, a vice-president of Toscana Capital Corporation, made a presentation regarding Toscana Capital Corporation. The purpose of these presentations was to highlight the areas of expertise within the Sprott group of companies. Following the presentations, Peter Grosskopf, in his capacity as Chief Executive Officer of SRLC, advised the Board of Directors that the initial term of the Original MSA was set to expire on September 7, 2013, and that a decision to continue the management services arrangement with Sprott would need to be made several months in advance of such date, which would precipitate a focusing of SRLC’s strategic alternatives. Narinder Nagra, Jim Grosdanis, and the Board of Directors then discussed a number of strategic alternatives for SRLC, including, among others: (a) maintaining the status quo with an effort to grow the business organically; (b) investigating potential merger and acquisition opportunities with third parties; (c) examining the possibility of replacing Sprott as manager under the Original MSA; (d) considering the prospect of Sprott increasing its ownership in SRLC beyond its current position; and (e) pursuing a different upstream transaction with Sprott, including a potential business combination. The Board of Directors agreed that management should maintain the “status quo” for the time being and revisit the matter at a later date.

Over the course of the next few months, Narinder Nagra, Jim Grosdanis, and the Board of Directors continued to examine the aforementioned strategic alternatives and informal discussions between SRLC and Sprott took place in late fall of 2012 and again in late January 2013 regarding a potential business combination between Sprott and SRLC (the “Transaction”).

The Company understands that on February 19, 2013, the board of directors of Sprott passed a resolution to form an independent committee comprised of Messrs. Jack C. Lee and Paul Stephens, in order to consider and advise the board of directors of Sprott as to whether a proposed Transaction with SRLC was in the best interests of Sprott and, if thought necessary or advisable by the independent committee, to consider and negotiate the appropriate terms and conditions of a proposed Transaction. The members of the Sprott independent committee were selected on the basis of their extensive experience as directors of public companies and their independence in relation to the Transaction. As part of its evaluation of the Transaction, Sprott’s independent committee engaged Ernst & Young LLP as its accounting and financial advisor and Heenan Blaikie LLP as its legal advisor to perform due diligence on

SRLC, its business and operations as well as to review the work and analysis underlying the Fairness Opinion and Valuation. Throughout the negotiations of the Transaction the Sprott independent committee met on several occasions with management and Sprott’s advisors, in relation to the Transaction.

On February 26, 2013, Sprott delivered a non-binding proposal to SRLC to acquire all of the outstanding SRLC Shares and other securities of SRLC not already owned by Sprott in a share exchange Transaction to be completed through a statutory plan of arrangement. Pursuant to such proposal, each Unaffiliated Shareholder would receive such fraction of a Sprott Share to be determined based on an agreed upon per share valuation of the SRLC Shares. The non-binding proposal did not contain a share exchange ratio, which was only first negotiated on April 8, 2013, as described below.

On February 28, 2013, the non-binding proposal by Sprott was presented to the Board of Directors at its regularly scheduled meeting and was discussed along with the Strategic Plan. The Board of Directors also discussed matters relating to the potential renewal of the Original MSA along with alternatives to such strategy. The Board of Directors determined to form a committee of independent directors, comprised of Messrs. Murray Sinclair (Chairman), David Black and Dale Peniuk to conduct all aspects of the process to be carried out by SRLC and its professional advisors in connection with a potential Transaction with Sprott. The members of the Special Committee were selected on the basis of their extensive experience as directors of public companies and their independence in relation to the proposed Transaction. The Special Committee’s mandate included, among other things, considering and evaluating the terms and conditions of any proposed Transaction, overseeing and supervising the negotiation process with respect thereof, considering and evaluating matters relating to the potential renewal of the Original MSA, and making recommendations to the Board of Directors in respect thereof.

Following the meeting of the Board of Directors on February 28, 2013, Mr. Sinclair held informal discussions related to the Transaction with Mr. Murray John, an executive with Dundee Corporation and a director of SRLC, and Mr. Ned Goodman, President and Chief Executive Officer of Dundee Corporation. The purpose of such discussions was to determine whether the proposed terms under the non-binding proposal from Sprott would be acceptable to Dundee Corporation given that Sprott requested the assistance of SRLC in ensuring that all shareholders holding in excess of 5% of the outstanding SRLC Shares (other than Sprott and its affiliates), including Dundee Corporation, enter into voting and support agreements.

The members of the Special Committee met on March 8, 2013, and again on March 13, 2013, to consider, among other matters, Sprott’s non-binding proposal and how SRLC might respond. The Special Committee discussed retaining an independent valuator to conduct a formal valuation of SRLC Shares and Sprott Shares in accordance with MI 61-101 and a financial advisor to provide an opinion as to the fairness of any proposed Transaction to the Unaffiliated Shareholders and agreed to solicit quotes from a number of firms.

At a meeting held on March 19, 2013, which was attended by Stikeman Elliott, legal counsel to SRLC and the Special Committee, the Special Committee resolved to engage Cormark to act as independent valuator and financial advisor to the Special Committee and Cormark was formally retained on March 20, 2013. Based on discussions with Cormark and counsel to SRLC, the Special Committee determined that Cormark was independent of SRLC within the meaning of MI 61-101.

In the days leading up to March 29, 2013, Mr. Murray Sinclair of SRLC and Narinder Nagra of SLCLP engaged in discussions relating to certain changes to their management services and resource lending arrangements, which were effected through the execution of the MSA and Partnership Agreement. Under the provisions of the Partnership Agreement, SLCLP’s annual management fee was reduced from 2.0% to 1.5% of net assets of the Partnership and a fixed annual hurdle of 5.0% was added effective September 7, 2013. As well, the termination fee payable by SRLC to SLCLP on and after September 7, 2013 was significantly reduced in the event that SRLC elects to terminate the MSA in certain circumstances.

On April 2, 2013, SRLC and Sprott executed a confidentiality and standstill agreement pursuant to which Sprott was granted access to a data room containing material information regarding SRLC. SRLC and Sprott also executed a non-binding letter of intent setting out the terms on which the parties agreed to negotiate the Transaction, including the negotiation of the Arrangement Agreement and the Voting and Support Agreement, and SRLC using its reasonable best efforts to arrange for the execution of the Voting and Support Agreements prior to the execution of the Arrangement Agreement.

On April 3, 2013, Sprott circulated preliminary drafts of the Arrangement Agreement and the Voting and Support Agreement to SRLC, which were negotiated over the course of the next several weeks by SRLC, Sprott and their respective advisors.

The Special Committee convened a meeting with Stikeman Elliott on April 5, 2013 to review the terms and conditions of the draft Arrangement Agreement and the Voting and Support Agreement with counsel to SRLC. The draft Arrangement Agreement initially provided for a share exchange ratio that would be calculated based on the 20-day volume-weighted average price of Sprott Shares and SRLC Shares on the TSX as at the time of signing the Arrangement Agreement. The Special Committee determined that having a firm exchange ratio was preferred, and authorized Mr. Sinclair to negotiate same with Sprott.

On April 8, 2013, Mr. Sinclair had discussions with Eric Sprott and Rick Rule of Sprott to discuss matters relating to the exchange ratio. The parties conditionally agreed upon an exchange ratio of 0.5 of a Sprott Share per SRLC Share.

The Special Committee met again on April 12, 2013 to discuss the status of negotiations between the Company and Sprott and to receive an update relating to Cormark’s formal valuation. Stikeman Elliott and Cormark participated in such meeting. Mr. Sinclair updated the Special Committee on his discussions with representatives of Sprott earlier in the week relating to the exchange ratio. Given the significant decline in both the price of Sprott Shares and the precious metals markets (and in particular the gold markets) that week, the Special Committee elected to re-convene and re-evaluate a Transaction later during the following week.

On April 16, 2013, Mr. Sinclair had discussions with representatives of Sprott, which consisted of Rick Rule and Peter Grosskopf, in his capacity as Chief Executive Officer of Sprott, regarding the proposed consideration given the further decline in Sprott’s share price and the uncertain state of the precious metals markets to which Sprott’s business is closely tied. Sprott conditionally agreed to add a cash component of $0.15 per SRLC Share to its non-binding proposed offer of 0.5 of a Sprott Share per SRLC Share.

The Special Committee met on April 18, 2013 for an update from Mr. Sinclair and to discuss the status of negotiations. Stikeman Elliott also participated in the meeting, as did Cormark who presented its preliminary valuation report with respect to its value analysis to date. Given the continuing volatility in the precious metals markets and the volatility of the trading price of the Sprott Shares, the Special Committee determined that it would refrain from making any recommendations to the Board of Directors at that time and would continue to evaluate the merits of a Transaction while allowing for market conditions to stabilize.

On April 19, 2013, the Board of Directors met with Stikeman Elliott to, among other things, receive an update from the Special Committee of the status of negotiations with respect to a Transaction. At such meeting, an in-camera session was conducted among the members of the Board of Directors, at which Peter Grosskopf, Paul Dimitriadis and Donald Copeland (collectively, the “Interested Directors”) were not present.

On April 26, 2013, the Special Committee met again with Cormark and Stikeman Elliott to discuss the status of the negotiations between Sprott and SRLC. Cormark indicated that their formal valuation of both Sprott Shares and SRLC Shares was substantially complete, subject to any material changes in market conditions. The Special Committee and Cormark discussed the assumptions and methodologies utilized in the preparation of the formal valuations and the implications for the Transaction. The outstanding legal and business issues relating to the Arrangement Agreement were also discussed.

Between April 26 and May 8, 2013, the Special Committee continued to monitor the state of the precious metals markets and the price of Sprott Shares and, along with legal counsel, negotiated and settled the final outstanding terms of the Arrangement Agreement, including matters related to the Termination Payment, expense reimbursement, permitted dividend payments, and the form of Voting and Support Agreement.

On May 1, 2013, Messrs. Sinclair and Grosskopf met with David Goodman and Jonathan Goodman of Dundee Corporation to discuss Dundee Corporation’s willingness to support the updated terms of the Transaction and to enter into a Voting and Support Agreement.

On May 7, 2013, Steven Rostowsky and Rick Rule attended a due diligence call with the Special Committee at which it was provided with the opportunity to ask questions of Sprott’s management team relating to, among other things, Sprott’s business plan, near-term operational and financial performance, overall financial condition, business prospects, and plans for the operation and integration of SRLC’s business. Sprott’s auditor, Ernst & Young LLP, and Canadian legal counsel, Heenan Blaikie LLP, also participated on the call. SRLC also concluded its extensive legal due diligence review of Sprott’s public disclosure.

On May 8, 2013, the Special Committee held a meeting with Cormark and Stikeman Elliott to further consider matters relating to the Transaction. At the meeting, the Special Committee received a presentation from Cormark, which included relevant financial analysis relating to the formal valuation, and the adequacy of the Arrangement from a financial point of view. During its presentation, Cormark informed the Special Committee that, based upon its analyses and certain assumptions, qualifications and limitations, Cormark was of the opinion that, at that date, (a) the fair market value of the SRLC Shares was in the range of $1.47 to $1.57 per share, and (b) the fair market value of the Sprott Shares was in the range of $2.40 to $3.15 per share. At the conclusion of its presentation, Cormark also delivered its oral opinion to the Special Committee that, based upon its analyses and certain assumptions, qualifications and limitations, the Consideration to be received by Unaffiliated Shareholders pursuant to the Arrangement was, at that date, substantively fair, from a financial point of view, and procedurally fair to such Unaffiliated Shareholders. The full texts of the Valuation and Fairness Opinion are attached to this Circular as Appendix F. Upon conclusion of the presentation by Cormark, a discussion ensued, with input from counsel to SRLC relating to the terms and conditions of the Transaction with Sprott. Following this discussion, the Special Committee unanimously determined that (a) the Consideration being offered under the Arrangement was substantively and procedurally fair to Unaffiliated Shareholders and the Arrangement is in the best interests of SRLC; (b) its recommendation to the Board of Directors was that they authorize and approve the Arrangement and recommend that Shareholders vote in favour of the special resolution authorizing and approving the Arrangement; and (c) SRLC authorize, approve and enter into the Arrangement Agreement.

Shortly following the conclusion of the Special Committee meeting on May 8, 2012, a meeting of the Board of Directors was convened at which Stikeman Elliott attended. At the meeting of the Board of Directors, Mr. Sinclair provided the background to the deliberations of the Special Committee and delivered its recommendation to the Board of Directors, including the reasons supporting such recommendation. The Board of Directors (excluding the Interested Directors), after full consideration of the relevant factors, including those set forth under the heading “Arrangement Resolution Matters—Reasons for the Arrangement” below, unanimously adopted and approved the recommendation of the Special Committee, resolved to approve the entering into of the Arrangement Agreement, determined that it is in the best interest of SRLC for the Arrangement to be consummated and for the Board of Directors to support the Arrangement and recommended that Shareholders vote their SRLC Shares in favour of the Arrangement Resolution.

The Company understands that on May 8, 2013, having received final reports from management and legal, accounting and financial advisors, the Sprott independent committee recommended to the board of directors of Sprott that Sprott enter into the Arrangement Agreement and Voting and Support Agreements. With such recommendation, the Sprott board of directors (with Messrs. Rule and Grosskopf abstaining) unanimously resolved to approve the entering into of the Arrangement Agreement and the Voting and Support Agreements.

The Parties then executed the Arrangement Agreement, directors and officers of SRLC and certain other shareholders executed the Voting and Support Agreements, and the Arrangement was publicly announced shortly prior to market close of the TSX and NYSE MKT on May 8, 2013.

Recommendation of the Board of Directors

After careful consideration and taking into account the Valuation and the Fairness Opinion, the reasons discussed in the subsection below, and the recommendation of the Special Committee, the Board of Directors (other than the Interested Directors) has unanimously determined that the Arrangement is in the best interest of the Company and is substantively and procedurally fair to the Unaffiliated Shareholders. Accordingly, the Board of Directors (other than the Interested Directors) has unanimously approved the Arrangement and recommends that Shareholders vote FOR the Arrangement Resolution.

Furthermore, the Supporting Securityholders have entered into the Voting and Support Agreements with Sprott pursuant to which such parties, subject to the terms thereof, have agreed to vote in favour of the Arrangement. See “Arrangement Resolution Matters – Voting and Support Agreements”.

Under SEC rules, Sprott, Mr. Grosskopf and Sprott Holdco are required to provide certain information regarding their respective positions as to the substantive and procedural fairness of the Arrangement to Unaffiliated Shareholders. Sprott, Mr. Grosskopf and Sprott Holdco are making the statements included in this section solely for the purposes of complying with such requirements. Their respective views as to the fairness of the Arrangement should not be construed as a recommendation to any Unaffiliated Shareholder as to how that Unaffiliated Shareholder should vote on the proposal to approve the Arrangement. Sprott attempted to negotiate the terms of a transaction that would be most favourable to it, and not the Unaffiliated Shareholders. Subject to the foregoing, each of Sprott, Mr. Grosskopf and Sprott Holdco has expressly adopted the factors considered by and analysis and determination of the Company’s Board of Directors (other than Interested Directors) that the Arrangement is substantively and procedurally fair to Unaffiliated Shareholders.

Reasons for the Arrangement

In the course of their evaluation of the Arrangement and determining that the Arrangement is substantively and procedurally fair to the Unaffiliated Shareholders and in the best interests of the Company, the Special Committee and the Board of Directors consulted with the Company’s management, legal counsel and Cormark, and considered a number of factors including, among others, the following:

(a)	Premium to Shareholders. The Consideration being offered to Shareholders under the Arrangement represents a premium of approximately 20.4% over the volume-weighted average price of the SRLC Shares for the 20 trading days prior to and including May 7, 2013, and a 11.5% premium to the closing price of the Sprott Shares on the TSX on May 7, 2013;

(b)	Diversification of Assets and Enhanced Liquidity. If the Arrangement is completed, Shareholders will be provided with the opportunity to participate as shareholders of a larger, more diversified company with significant upside to the resource sector;

(c)	Valuation and the Fairness Opinion. The Valuation and the Fairness Opinion provided that: (i) the fair market value of the SRLC Shares, as at May 8, 2013, is in the range of $1.47 to $1.57 per SRLC Share; and (ii) the Consideration to be received by the Shareholders pursuant to the Arrangement is substantively fair from a financial point of view to Unaffiliated Shareholders. See “Arrangement Resolution Matters – Formal Valuation” and “Arrangement Resolution Matters—Fairness Opinion”;

(d)	Cost Efficiencies and Synergies. If the Arrangement is completed, the Combined Company expects to achieve numerous cost efficiencies by taking advantage of operating and other synergies between the businesses of Sprott and SRLC, including savings realized from SRLC ceasing to be a public company, improved access to capital, elimination of performance fees under the MSA, and an expanded pipeline of investment opportunities;

(e)	Best Alternative Available. In addition to the Arrangement, the Board of Directors considered a number of strategic alternatives for SRLC, including, among others: (i) maintaining the status quo with an effort to grow the business organically; (ii) investigating potential merger and acquisition opportunities with third parties; (iii) examining the possibility of replacing Sprott as manager under the Original MSA; (iv) considering the prospect of Sprott increasing its ownership in SRLC beyond its current position; and (v) pursuing a different upstream transaction with Sprott, including a potential business combination (see “Special Factors – Purposes, Alternatives and Reasons” for the reasons why such alternatives were rejected);

(f)	Voting and Support Agreements. The Supporting Securityholders, holding in total approximately 37.4 million SRLC Shares representing approximately 25.4% of the voting rights attached to the issued and outstanding SRLC Shares (on an undiluted basis) have entered into the Voting and Support Agreements pursuant to which such parties, subject to the terms thereof, have agreed to vote their SRLC Shares in favour of the Arrangement;

(g)	Terms of the Arrangement Agreement. Under the Arrangement Agreement, the Board of Directors is not precluded from considering and responding to an unsolicited Acquisition Proposal that is a Superior Proposal at any time prior to the approval of the Arrangement by Shareholders. However, as is customary in transactions of this nature, a Termination Payment is payable in such circumstances;

(h)	Likelihood of Completion. The transactions contemplated in the Arrangement Agreement are likely to be completed given the limited number of conditions necessary for the completion of the Arrangement, the absence of a shareholder vote on the part of Sprott, the limited range of termination rights under the Arrangement Agreement, the level of commitment to obtain regulatory approvals contained in the Arrangement Agreement and the fact that the Supporting Securityholders have entered into the Voting and Support Agreements;

(i)	Premium to Book Value. Based on Sprott’s closing price on the TSX on May 7, 2013, the implied offer of $1.65 per SRLC Share is a 7.1% premium to the SRLC’s reported book value of $1.54 per SRLC Share;

(j)	Premium to Current and Historical Share Prices. Based on Sprott’s closing price on the TSX on May 7, 2013, the implied offer price of $1.65 per SRLC Share is a premium to current and historical share prices:

•	Approximately 11.5% premium to the closing price of the SRLC Shares on the TSX on May 7, 2013 of $1.48;

•	Approximately 20.4% premium over the volume-weighted average price of the SRLC Shares on the TSX for the 20 trading days prior to and including May 7, 2013 of $1.37;

•	Approximately 15.4% premium over the volume-weighted average price of the SRLC Shares on the TSX for the one year prior to and including May 7, 2013 of $1.43; and

(k)	Required Shareholder and Court Approval. The Board of Directors considered the following rights and approvals which protect Shareholders and provide for procedural fairness:

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(i) the Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes validly cast by Shareholders, present in person or by proxy at the Meeting, and also by a simple majority of the votes validly cast by Shareholders other than those required to be excluded in determining such approval pursuant to MI 61-101;

•	(ii) the Arrangement must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to Shareholders; and

•	(iii) Registered Shareholders have the right to dissent to the Arrangement and be paid the fair value of their SRLC Shares.

The Special Committee and Board of Directors did not give consideration to a going concern valuation approach because such a methodology is too sensitive to a number of factors that are difficult to credibly estimate including: (a) SRLC’s ability to reinvest funds from maturing loans; (b) the terms of reinvestment; (c) realized profits and losses from equity and warrant investments; and (d) financing strategies. The Special Committee and the Board of Directors considered liquidating SRLC’s loan book and paying a special dividend to Shareholders, but decided that was an inferior alternative to completing the Arrangement, especially in light of the fact that the investments that SRLC holds are relatively illiquid and a liquidation value would be overly punitive to value.

In the course of its deliberations, the Special Committee and the Board of Directors also identified and considered a variety of risks (as described in greater detail under “Arrangement Resolution Matters—Risk Factors”) and potentially negative factors in connection with the Arrangement, including, but not limited to:

(a)	the conditions to Sprott’s obligation to complete the Arrangement and the rights of Sprott to terminate the Arrangement Agreement in certain circumstances;

(b)	the Sprott Shares issued on the closing of the Arrangement may have a market value different than at the time of announcement of the Arrangement;

(c)	the issuance of a significant number of Sprott Shares pursuant to the Arrangement could adversely affect the market price of Sprott Shares;

(d)	if the Arrangement Agreement is terminated and the Board of Directors decides to seek another transaction or business combination, there is no assurance that the Company will be able to find a party willing to pay greater or equivalent value compared to the Consideration available to Shareholders under the Arrangement or that the continued operation of the Company under its current business model will yield equivalent or greater value to Shareholders compared to that available under the Arrangement Agreement;

(e)	the limitations contained in the Arrangement Agreement on the Company’s ability to solicit additional interest from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, the Company may also be required to pay the Termination Payment in the amount of $6.8 million, which may adversely affect the Company’s financial condition;

(f)	following the completion of the Arrangement, the Combined Company may not:

(i)	realize the full benefits currently anticipated due to challenges associated with integrating the operations of Sprott and the Company; and

(ii)	meet key estimates, which could adversely affect the market price of Sprott Shares; and

(g)	there can be no certainty that all conditions to the Arrangement will be satisfied; failure to complete the Arrangement could negatively impact the price of the SRLC Shares or otherwise adversely affect the business of the Company.

The Board of Directors’ reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Management Information Circular—Cautionary Statement Regarding Forward-Looking Information” and “Arrangement Resolution Matters—Risk Factors”, which includes further details on risk factors relating to the Arrangement, Sprott and the Combined Company.

The foregoing discussion of the factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Arrangement, the Special Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weight to specific factors in reaching their determination. In addition, individual members of the Special Committee and the Board of Directors may have given different weight to different factors.

Formal Valuation

The Arrangement is a “business combination” within the meaning of MI 61-101. Accordingly, SRLC was required to obtain a formal valuation of the SRLC Shares and the Sprott Shares prepared in accordance with MI 61-101 by a valuator who is independent of all “interested parties” to the Arrangement (as such term is defined for the purposes of MI 61-101) and who is qualified to provide such a valuation. The Special Committee retained Cormark to prepare and deliver a Valuation of the SRLC Shares and the Sprott Shares in accordance with MI 61-101. Cormark assessed the value of the SRLC Shares and the Sprott Shares based on such considerations as were, in its professional judgment, appropriate.

Cormark concluded that, as of May 8, 2013, the fair market value of the SRLC Shares was in the range of $1.47 to $1.57 per SRLC Share. Cormark also concluded that, as of May 8, 2013, the fair market value of the Sprott Shares was in the range of $2.40 to $3.15.

Shareholders are urged to read the Valuation in its entirety. The full text of the Valuation, which states, among other things, the assumptions, limitations and qualifications made therein, is attached to this Circular as Appendix F. In addition, Shareholders are urged to read “Fairness Opinion” below for a further description of Cormark’s procedures, findings and recommendations, and the bases for and methods of arriving at such findings and recommendations.

Payment of Fees

The Company has paid Cormark a fee of $300,000 for the Valuation and the Fairness Opinion, as well as certain out-of-pocket expenses. Cormark’s fees were not contingent, in whole or in part, on the conclusion reached in the Valuation or the completion of the Arrangement. In addition, the Company agreed to reimburse Cormark for its reasonable out-of-pocket expenses, including legal fees, and to indemnify Cormark in certain circumstances.

Independence

The Special Committee was satisfied that Cormark is independent of all “interested parties” (as such term is defined for the purposes of MI 61-101) to the Arrangement. Neither Cormark, nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (a) is an “associated entity” or “affiliated entity” or “issuer insider” of the “interested party” as each such term is used in MI 61-101; (b) is not acting as an advisor to the interested party in respect of the Arrangement; (c) is (i) a manager or co-manager of a soliciting dealer group for the Arrangement; or (ii) a member of a soliciting dealer group for the Arrangement, if the valuator, in its capacity as a soliciting dealer, performs services beyond the customary soliciting dealer’s function or receives more than the per security or per securityholder fees payable to other members of the group; and (d) does not have a material financial interest in the completion of the Arrangement.

Cormark does not have a material financial interest in future business under an agreement, commitment or understanding involving SRLC, the interested party or an associated or affiliated entity of SRLC or the interested party. Cormark and its affiliated entities have not, during the 24 months prior to the date of its retention by the Special Committee: (a) had a material involvement in an evaluation, appraisal or review of the financial condition of the interested party, or an associated or affiliated entity of the interested party (as such term is defined for the purposes of MI 61-101), other than SRLC; (b) had a material involvement in an evaluation, appraisal or review of the financial condition of SRLC or an associated or affiliated entity of SRLC; (c) acted as a lead or co-lead underwriter of a distribution of securities by the interested party, or acted as a lead or co-lead underwriter of a distribution of securities by SRLC if the retention of the underwriter was carried out at the direction or request of the interested party or paid for by the interested party; or (d) had a material financial interest in a transaction involving the interested party or SRLC. In addition, neither Cormark nor its affiliated entities are: (i) a lead or co-lead lender or manager of a lending syndicate in respect of the Arrangement; or (ii) a lender of a material amount of indebtedness in a situation where the interested party or SRLC is in financial difficulty, and the Arrangement would reasonably be expected to have the effect of materially enhancing the lender’s position.

Qualifications of Cormark

The Special Committee was satisfied that Cormark is qualified as valuator. The Special Committee selected Cormark as a valuator on the basis that: (a) it is a leading investment bank with experience in providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services; and (b) Cormark has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations. Furthermore, the Special Committee selected Cormark after receiving proposals from a number of potential advisors. The form and content of the Valuation have been approved for release by a committee of principals of Cormark, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Prior Valuations

To the knowledge of SRLC, no prior formal valuations have been completed in respect of SRLC or the SRLC Shares.

Summary of Preliminary Valuation Materials

Prior to the formal valuation presented on May 8, 2013, in connection with its engagement, Cormark prepared discussion materials which included preliminary valuation analyses based on information available at that time. Such preliminary valuation materials were discussed with the Special Committee orally on April 18, 2013 and subsequently provided to the Special Committee on April 25, 2013. These preliminary valuation materials included:

•

A summary of valuation methodologies which Cormark deemed appropriate in determining value for the SRLC Shares. Methodologies included Net Asset Value (“NAV”) approach, Comparable Trading approach, Precedent Transactions approach and an Analysis of Market Trading of SRLC Shares;

•	A balance sheet summary as provided by SRLC management including balance sheets as at December 31, 2012, March 31, 2013 (in draft form) and April 18, 2013 (SRLC management estimate);

•

A summary of the NAV analysis of various asset classes, similar to that described under “Summary of Cormark’s Opinion – Summary of SRLC Financial Analyses – Net Asset Value Analysis”. This analysis indicated a NAV range of $1.51 to $1.61 per SRLC Share;

•

A comparable trading analysis, similar to that described under “Summary of Cormark’s Opinion – Summary of SRLC Financial Analyses – Comparable Trading Analysis”. Based on the analysis, Cormark selected a multiple range of 0.85x – 0.95x NAV (or book value) which, when applied to SRLC’s NAV range, yielded a Comparable Trading value range of $1.28 to $1.52 per SRLC Share;

•

A precedent transactions analysis similar to that described under “Summary of Cormark’s Opinion – Summary of SRLC Financial Analyses – Precedent Transaction Analysis”. Based on the analysis, Cormark selected a multiple range of 0.90x – 1.00x NAV (or book value) which, when applied to SRLC’s NAV range, yielded a Precedent Transaction value range of $1.36 to $1.61 per SRLC Share;

•

A review of market trading prices and volume weighted average prices over three and one month periods. Based on Cormark’s review of the market trading of the SRLC Shares, Cormark selected a market trading range of $1.30 to $1.45 per SRLC Share;

•

A review of selected equity research target prices and commentary. Cormark observed target ranges from $1.65 to $1.80 per SRLC Share. This analysis was informational only and did not factor into Cormark’s valuation;

•	Based on the preliminary valuation analysis completed at that point in time, Cormark selected a value range of $1.45 to $1.55 per SRLC Share;

•	Cormark advised the Special Committee that its report was still subject to further revisions as Cormark was to receive updated information from SRLC management in the near term; and

•

Cormark advised the Special Committee that it had not completed its review and valuation of the Sprott Shares to that point and Cormark would require further information from Sprott in order to provide its completed report.

Fairness Opinion

Following an examination by the Special Committee of potential financial advisors (including consideration of each candidate’s relevant credentials and experience in similar matters), Cormark was engaged by the Special Committee as a financial advisor on March 20, 2013, to provide the Special Committee with various financial advisory services, including, without limitation, advising and assisting the Special Committee and the Company in negotiating the form, structure, terms and pricing of the Arrangement. In consideration of the provision of these services, the Company agreed to pay Cormark a customary fee and to reimburse Cormark for reasonable expenses incurred by it in performing the financial advisory services. The compensation of Cormark for the provision of these services is not tied to or otherwise contingent on the completion of the Arrangement.

Cormark and other members of their corporate groups are also engaged in domestic and international underwriting, syndication, mergers and acquisitions, banking, trading, brokerage and swaps and derivatives activities. Cormark and their affiliates may have in the past, provided and/or may in the future provide banking, financial advisory and investment banking services to the Company and/or Sprott or any of their respective associates or affiliates.

In deciding to recommend the Arrangement to the Board of Directors, the Special Committee considered, among other things, the Fairness Opinion of Cormark. On May 8, 2013, Cormark delivered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 8, 2013, to the effect that , subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of the date of such opinion, the Consideration (which was not determined by Cormark) under the Arrangement is substantively fair, from a financial point of view, to Unaffiliated Shareholders. The Fairness Opinion is attached to this Circular as Appendix F. This summary is qualified in its entirety by reference to the full text of the Fairness Opinion. Shareholders are urged to read the Fairness Opinion in its entirety. The fairness opinion represents the opinion of Cormark and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

The full text of the Fairness Opinion of Cormark, effective May 8, 2013, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken rendering the Fairness Opinion, is attached to this Circular as Appendix F, and is incorporated by reference herein in its entirety. Cormark provided its opinion for the information and assistance of the Special Committee in connection with, and for purposes of, their consideration of the Arrangement and its opinion only addresses whether, as of the date of such written opinion, the Consideration to be paid to the Unaffiliated Shareholders pursuant to the Arrangement Agreement was substantively fair, from a financial point of view, to such holders and does not address any other term or aspect of the Arrangement Agreement or the Arrangement contemplated thereby. Cormark’s opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Arrangement or any related transaction. The opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or otherwise act with respect to the Arrangement or any other matter. The summary of the written opinion and valuation of Cormark set forth below is qualified in its entirety by reference to the full text of such written opinion and valuation.

Summary of Cormark’s Opinion

In connection with rendering its opinion and performing its related financial analyses, Cormark met with the Special Committee and senior management of SRLC and Sprott and reviewed, among other things:

•	the Arrangement Agreement in its final form, dated May 8, 2013;

•	the Voting and Support Agreements with Sprott and the directors, executive officers and certain shareholders of SRLC, all dated May 8, 2013;

•	the audited annual financial statements and management’s discussion and analysis of SRLC for each of the years ended December 31, 2010, 2011 and 2012;

•	the audited annual financial statements and management’s discussion and analysis of Sprott for each of the years ended December 31, 2010, 2011 and 2012;

•	the annual information form of SRLC for the year ended December 31, 2012;

•	the annual information form of Sprott for the year ended December 31, 2012;

•	the quarterly financial statements and management’s discussion and analysis of SRLC for the quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

•	the quarterly financial statements and management’s discussion and analysis of Sprott for the quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

•

certificates with respect to certain factual matters and the completeness and accuracy of the information upon which the valuation and the fairness opinion are based, addressed to us and provided by senior officers of SRLC and Sprott;

•

publicly available information (including corporate presentations and information prepared by industry research analysts) related to the business, operations, financial performance and trading history of SRLC, Sprott and other selected companies which Cormark considered relevant;

•	publicly available information with respect to precedent transactions of a comparable nature which Cormark considered relevant; and

•	such other information, investigations, analyses and discussions as Cormark considered appropriate in the circumstances.

Cormark did not assume any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Cormark for purposes of the opinion and have, with the consent of the Special Committee, relied upon such information as being complete and accurate. In that regard, Cormark assumed, at the direction of the Special Committee, that the internal data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SRLC and Sprott as to the matters covered thereby and Cormark relied, at the direction of the Special Committee, on the internal data for purposes of Cormark’s analysis and opinion. Cormark expressed no view or opinion as to the internal data or the assumptions upon which it is based. In addition, Cormark did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of SRLC or Sprott, nor was Cormark furnished with any such evaluation or appraisal, and Cormark was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of SRLC or Sprott. Cormark assumed, at the direction of the Special Committee, that the final executed Arrangement Agreement would not differ in any respect material to Cormark’s analysis or opinion from the last version reviewed, dated May 7, 2013, of the Arrangement Agreement reviewed by Cormark and that the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement, without the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Cormark’s analysis or opinion. In addition, Cormark assumed that in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Arrangement, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Cormark’s analysis or opinion. Cormark did not evaluate and expressed no opinion as to the solvency of SRLC or Sprott, or the ability of SRLC or Sprott to pay their respective obligations when they come due, or as to the impact of the Arrangement on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Cormark is not a legal, regulatory, tax or accounting advisor, and it expressed no opinion as to any legal, regulatory, tax or accounting matters.

Cormark expressed no view in its opinion as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Arrangement, or the relative merits of the Arrangement as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Cormark’s opinion was limited to and addressed only the fairness, from a financial point of view, to the Unaffiliated Shareholders, as of the date of the opinion, of the Consideration to be paid to such holders pursuant to the Arrangement Agreement. Cormark was not asked to and did not express any view in the opinion on, and Cormark’s opinion did not address, any other term or aspect of the Arrangement Agreement or the Arrangement, including, without limitation, the structure or form of the Arrangement, or any other agreements or arrangements contemplated by the Arrangement Agreement or entered into in connection with or otherwise contemplated by the Arrangement, including, without limitation, the fairness of the Arrangement to, or any consideration to be received in connection therewith by, or the impact of the Arrangement on, the holders of any other class of securities, creditors, or other constituencies of the Company or any party. In addition, Cormark expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Arrangement, whether relative to the Consideration to be paid to the Unaffiliated Shareholders pursuant to the Arrangement Agreement or otherwise. Cormark’s opinion was necessarily based on economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Cormark as of the date of the written opinion, and Cormark does not have any obligation or responsibility to update, revise or reaffirm the opinion based on circumstances, developments or events occurring after the date of the written opinion.

Approach to Fairness

In reaching its opinion as to the fairness of the Arrangement, from a financial point of view, to the Unaffiliated Shareholders, Cormark principally considered: (a) the range of fair market value of the SRLC Shares, as determined in the valuation; (b) the range of fair market value of the Sprott Shares, as determined in the valuation; and (c) a comparison of the Consideration to the range of fair market value of the SRLC Shares, as determined in the valuation. Cormark also compared the Consideration, as determined in the valuation, to the current and historical trading prices of the SRLC Shares and the reported net book value of the SRLC Shares. Cormark did not give consideration to a going concern valuation approach because it considered such a methodology to be too sensitive to a number of factors that are difficult to credibly estimate including: (a) SRLC’s ability to reinvest funds from maturing loans; (b) the terms of reinvestment; (c) realized profits and losses from equity and warrant investments; and (d) financing strategies. Similarly, Cormark did not give consideration to a liquidation value based on the fact that the investments that SRLC holds are relatively illiquid and a liquidation value would be overly punitive to value.

Summary of SRLC Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Cormark deemed to be appropriate for this type of transaction and that were reviewed with the Special Committee in connection with rendering Cormark’s opinion. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Cormark in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Cormark.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Cormark. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 7, 2013 (the last trading day prior to the date that Cormark delivered its oral opinion to the Special Committee) and is not necessarily indicative of current market conditions.

Net Asset Value Analysis

The Net Asset Value (“NAV”) approach separately considers each various asset, whose individual values are estimated through the application of the methodology viewed as most appropriate in the circumstances net of obligations and liabilities.

To determine the value of SRLC’s key assets, Cormark relied on information provided by SRLC management, including internal unaudited financial analyses, budgets, and other information. As part of Cormark’s review of the information provided, Cormark interviewed SRLC management to discuss the assets in detail. Many of these assets and liabilities are carried at book value which was estimated by management as at May 3, 2013. Assets and liabilities valued at SRLC management’s estimated book value include cash, resource bonds, unamortized loan fees, accrued interest, prepaid expenses, accounts payable and accruals, deferred revenue and deferred income tax. Cormark’s analysis of the remaining assets is detailed below.

Sprott Resource Lending Corp.

Book Value Summary

	As Reported		As Reported		SIL Management Estimate
	December 31, 2012		March 31, 2013		May 3, 2013
	$MM	$ / Share	$MM	$ / Share	$MM	$ / Share
Assets
Cash	$17.3	$0.12	$20.1	$0.14	$35.3	$0.24
Short Term Investments	$29.7	$0.20	$0.0	$0.00	$0.0	$0.00
Resource Bonds	$14.2	$0.10	$11.6	$0.08	$11.3	$0.08
Resource Loans	$116.6	$0.79	$145.0	$0.99	$130.0	$0.88
Gold Loan	$14.5	$0.10	$12.7	$0.09	$11.2	$0.08
Share Portfolio	$2.0	$0.01	$4.0	$0.03	$3.1	$0.02
Warrant Portfolio	$2.4	$0.02	$2.5	$0.02	$1.7	$0.01
Loan fees/shares receivable	$0.4	$0.00	$0.4	$0.00	$0.0	$0.00
Unamortized Loan Fees	($3.3)	($0.02)	($5.9)	($0.04)	($5.3)	($0.04)
Accrued Interest	$0.8	$0.01	$1.2	$0.01	$0.3	$0.00
Telegraph Shares and Receivable	$4.5	$0.03	$4.6	$0.03	$4.6	$0.03
Prepaids	$1.6	$0.01	$0.5	$0.00	$0.5	$0.00
Other	$0.5	$0.00	$0.4	$0.00	$0.4	$0.00
Real Estate Assets, net	$31.5	$0.21	$31.5	$0.21	$31.5	$0.21
Value of Tax Losses	—	—	$3.2	$0.02	$3.2	$0.02

Total Assets	$232.7	$1.58	$231.7	$1.58	$227.8	$1.55
Liabilities
Accounts Payable and Accruals	$7.3	$0.05	$3.9	$0.03	$2.1	$0.01
Deferred Revenue	$1.2	$0.01	$0.1	$0.00	$0.1	$0.00
Deferred Income Tax	$1.0	$0.01	$1.1	$0.01	$1.1	$0.01

Total Liabilities	$9.6	$0.07	$5.1	$0.03	$3.3	$0.02

Net Asset Value	$223.1	$1.52	$226.6	$1.54	$224.6	$1.53

Source: Sprott Resource Lending

Resource Loans

Below is a summary of SRLC’s loan portfolio which Cormark valued at book value. Cormark reviewed and discussed the loans with SRLC management and determined that book value was the appropriate method for determining the value for these assets. SRLC management did not define a general or specific provision for credit losses with respect to the resource loans.

Sprott Resource Lending Corp.

Resource Loan Summary

			Principal O/S		Current Value
Issuer	Maturity	Interest	Currency	May 3, 2013	Currency	May 7, 2013
North American Palladium Ltd.	10/04/14	9.25%	CAD	$25,000,000	CAD	$25,000,000
Timmins Gold Corp.	12/31/13	8.00%	CAD	$17,800,000	CAD	$17,800,000
ATNA Resources Ltd.	08/31/14	9.00%	CAD	$17,500,000	CAD	$17,500,000
Lake Shore Gold Corp.	12/31/14	9.75%	CAD	$12,500,000	CAD	$12,500,000
Ivernia Inc.	02/28/15	12.00%	CAD	$10,000,000	CAD	$10,000,000
Corsa Coal Corp.	06/22/14	10.00%	USD	$9,500,000	CAD	$9,546,930
Vista Gold	03/28/14	8.00%	CAD	$7,000,000	CAD	$7,000,000
Rambler Metals & Mining PLC	03/29/13	9.25%	CAD	$6,500,000	CAD	$6,500,000
Ram Power, Corp.	03/27/18	8.50%	CAD	$5,500,000	CAD	$5,500,000
Kimber Resources Inc.	06/29/13	12.00%	CAD	$4,750,000	CAD	$4,750,000
Lachlan Star Limited	02/19/14	11.00%	CAD	$4,750,000	CAD	$4,750,000
Starcore International Mines Ltd	10/31/13	11.00%	CAD	$3,580,000	CAD	$3,580,000
Oromin Explorations Ltd.	12/31/13	12.00%	CAD	$3,000,000	CAD	$3,000,000
Plinian Capital Ltd.	08/31/13	10.00%	CAD	$2,500,000	CAD	$2,500,000

Total						$129,926,930

Source: Sprott Resource Lending; Capital IQ

Gold Loan

During 2012, SRLC extended a loan to Lake Shore Gold Corp. in the amount of $12,500,000. Repayments are in the form of cash with the amount calculated based on 338 ounces of gold at the prevailing gold price per ounce converted to Canadian dollars. Repayments began on January 31, 2013 and will continue until May 31, 2015.

To value the gold loan, Cormark discounted the future cash flows using the COMEX forward price of gold (in Canadian dollars). SRLC management utilizes a discount rate of 12% in calculating the value of the gold loan, which Cormark believed reasonable based on Cormark’s review of the asset, discussions with management and Cormark’s professional judgment. Cormark assumed a range of discount rates from 10% to 14% which was consistent with management’s estimate of 12%. Cormark valued the gold loan at between $10.9 million and $11.3 million.

Common Share Portfolio

Below is a summary of SRLC’s common share portfolio. Cormark valued the common share portfolio based on the market prices for each individual security. Cormark did not assess a premium or discount.

Sprott Resource Lending Corp.

Common Share Portfolio

	May 7, 2013
Issuer	Position	Price (C$)	Value
ATNA Resources Ltd.	675,240	$0.55	$371,382
Ivernia Inc.	5,338,982	$0.14	$747,457
Kimber Resources Inc.	489,132	$0.15	$73,370
Lachlan Star Limited	211,704	$0.25	$51,914
Lake Shore Gold Corp.	1,552,130	$0.35	$535,485
Landdrill International Inc.	1,121,350	—	—
Oromin Explorations Ltd.	555,000	$0.40	$222,000
Ram Power, Corp.	1,806,863	$0.19	$343,304
Rambler Metals & Mining PLC	803,374	$0.39	$315,051
Starcore International Mines Ltd	839,000	$0.19	$155,215
Vista Gold Corp.	88,059	$1.56	$137,166

Total			$2,952,344

Source: Sprott Resource Lending; Capital IQ

Warrant Portfolio

Below is a summary of SRLC’s warrant portfolio. Cormark valued the warrant portfolio using the Black Scholes model which is a common methodology for valuing options and warrants. Cormark did not assess a premium or discount.

Sprott Resource Lending Corp.

Warrant Portfolio

Company	Expiry Date	Months to Expiry	Black Scholes Warrant Value		FX Rate	Warrants Held	Intrinsic Value	Total Warrant Value
African Minerals	02/10/14	9.2		£0.00	1.5531	325,000	$0	$19
African Minerals	02/10/16	33.1		£0.09	1.5531	625,000	$0	$89,346
NA Palladium—Palladium Warrant	10/04/14	16.9	US$	155.81	1.0049	8,750	$677,958	$1,370,030
Colossus Minerals Inc. (1)	10/19/16	41.4	C$	0.66	1.0000	54,600	$0	$36,036
PetroAmerica Oil	04/19/15	23.4	C$	0.11	1.0000	750,000	$71,250	$83,914
Gran Colombia	10/31/17	53.8	C$	0.00	1.0000	250,000	$0	$473
Ram Power	03/27/18	58.6	C$	0.03	1.0000	5,500,000	$0	$180,749

Total							$749,208	$1,760,568

Source: Sprott Resource Lending; Capital IQ

(1)	Warrant is publicly traded; value is last recorded trade

Telegraph Shares and Receivable

During the third quarter of 2012, SRLC sold its shares in Viceroy Gold Corp. to Telegraph Gold Inc. (“Telegraph”) in exchange for 3 million common shares of Telegraph and two payments to be received in the future. The first payment is for $2.25 million and is payable at the earlier of (a) 3 years following the closing or (b) the completion of a feasibility study. The second payment is for $3.75 million and is payable at the earlier of (a) 6 years following closing or (b) commercial production of the mine. Telegraph is a private company.

Cormark reviewed SRLC management’s valuation methodology and calculated value in a similar manner. Cormark valued the Telegraph shares at SRLC management’s carrying value of $0.50 per share. For the receivables, Cormark discounted the future cash flows assuming payments of $2.25 million and $3.75 million in December 2015 and December 2018, respectively. SRLC management utilized a discount rate of 16% in calculating the value of the receivable, which Cormark believed is reasonable, based Cormark’s review of the asset, discussions with management and Cormark’s professional judgment. Cormark assumed a range of discount rates from 14% to 18% which was consistent with management’s estimate of 16%. Cormark valued the Telegraph shares and receivable (in aggregate) at between $4.4 million and $4.9 million.

Real Estate Assets

SRLC’s real estate assets consist of three foreclosed properties in British Columbia and one non-performing real estate loan on a property located in Alberta. These assets have been held by SRLC since it transitioned from real estate lending to natural resource lending activities. In all cases, the assets are currently vacant land and the expected future use is residential development. The assets are carried at values that are significantly below their appraised values. Cormark reviewed and discussed the carrying value of the real estate assets with SRLC management. In each case, SRLC management is soliciting interest in the properties through the engagement of qualified real estate brokers. In determining the carrying value, SRLC management has generally used the lower end of the range provided by the real estate broker less estimated closing costs.

In estimating the value of the real estate assets Cormark determined a value range which is indicative of the uncertain nature of these assets. The low end of Cormark’s value range was based on a 10% discount to SRLC’s current carrying value. The high end of Cormark’s range was based on the higher end of the range provided by the real estate broker less estimated closing costs. Cormark valued the real estate assets (in aggregate) at between $28.4 million and $36.8 million.

Tax Losses

There is no commonly accepted objective approach or methodology to determine the fair value of tax losses. Cormark valued SRLC’s tax losses by estimating the future cash flows resulting from the use of the tax losses (non-capital losses) and then discounting these cash flows to the present using a range of discount rates. As at March 31, 2013, SRLC recorded $19.8 million in non-capital losses. In addition, should SRLC dispose of the real estate assets at their carrying value, it would realize approximately $35.8 million in additional non-capital losses which would increase the total to $55.6 million. Based on an assumed tax rate of 26.3% (equal to SRLC’s 2012 statutory tax rate), Cormark calculated total potential tax savings of $14.6 million. Assuming that the tax losses are utilized over a period of 6 to 10 years and a range of discount rates of 15% to 25%, Cormark valued the tax losses at between $5.6 million and $9.7 million.

Other Adjustments

In Cormark’s NAV approach it removed the effect of unamortized loan fees. This balance is an accounting adjustment that relates to the amortization of up-front fees and bonus share awards which SRLC receives as part of its lending activities. This amount is amortized over the term of each respective loan in order to match the income from these assets to the period in which they are earned. Because this value is an accounting adjustment, Cormark did not consider this to be applicable in the context of Cormark’s NAV analysis.

NAV Summary

Below is Cormark’s NAV summary which reflects Cormark’s estimates for the various assets described above which implies a NAV range of $1.55 to $1.65 per SRLC Share.

Sprott Resource Lending Corp.

Net Asset Value Summary

	SIL Management Estimate		Cormark Value Range
	May 3, 2013		Low		High
	$MM	$ / Share	$MM	$ / Share	$MM	$ / Share
Assets
Cash	$35.3	$0.24	$35.3	$0.24	$35.3	$0.24
Short Term Investments	$0.0	$0.00	$0.0	$0.00	$0.0	$0.00
Resource Bonds	$11.3	$0.08	$11.3	$0.08	$11.3	$0.08
Resource Loans	$130.0	$0.88	$129.9	$0.88	$129.9	$0.88
Gold Loan	$11.2	$0.08	$10.9	$0.07	$11.3	$0.08
Share Portfolio	$3.1	$0.02	$3.0	$0.02	$3.0	$0.02
Warrant Portfolio	$1.7	$0.01	$1.8	$0.01	$1.8	$0.01
Loan fees/shares receivable	$0.0	$0.00	$0.0	$0.00	$0.0	$0.00
Unamortized Loan Fees	($5.3)	($0.04)	$0.0	$0.00	$0.0	$0.00
Accrued Interest	$0.3	$0.00	$0.3	$0.00	$0.3	$0.00
Telegraph Shares and Receivable	$4.6	$0.03	$4.4	$0.03	$4.9	$0.03
Prepaids	$0.5	$0.00	$0.5	$0.00	$0.5	$0.00
Other	$0.4	$0.00	$0.4	$0.00	$0.4	$0.00
Real Estate Assets, net	$31.5	$0.21	$28.4	$0.19	$36.8	$0.25
Value of Tax Losses	$3.2	$0.02	$5.6	$0.04	$9.7	$0.07

Total Assets	$227.8	$1.55	$231.7	$1.58	$245.1	$1.67
Liabilities
Accounts Payable and Accruals	$2.1	$0.01	$2.1	$0.01	$2.1	$0.01
Deferred Revenue	$0.1	$0.00	$0.1	$0.00	$0.1	$0.00
Deferred Income Tax	$1.1	$0.01	$1.1	$0.01	$1.1	$0.01

Total Liabilities	$3.3	$0.02	$3.3	$0.02	$3.3	$0.02

Net Asset Value	$224.6	$1.53	$228.5	$1.55	$241.8	$1.65

Source: Sprott Resource Lending and Cormark estimates

Comparable Trading Analysis

In the Comparable Trading approach, various financial metrics at which similar, publicly listed companies trade are reviewed and used to estimate appropriate multiples of similar metrics for the Company. In using the Comparable Trading approach for the SRLC Shares Cormark relied principally on the Price / Book Value metric, which Cormark determined to be the most appropriate metric in this instance.

Cormark reviewed the universe of publicly traded merchant banking companies and selected 11 companies to include in the Comparable Trading approach for purposes of establishing ranges of valuation multiples to apply to SRLC. Cormark noted that SRLC’s business model is unique and Cormark did not view any of the below listed peers as directly comparable to the Company.

Cormark calculated Price / Book Value trading multiples based on publicly available information for each of the peers. Cormark noted that larger merchant banks (those with market capitalizations exceeding $100 million) generally traded at higher Price / Book Value multiples than smaller companies in the peer group. Because SRLC has a market capitalization that also exceeds $100 million, Cormark determined that this subset of the peer group more accurately reflected the appropriate multiple range for SRLC.

Sprott Resource Lending Corp.

Comparable Trading

Company	Share Price	Mkt Cap (C$MM)	BVPS	P / BV	Dividend Yield
Canadian Merchant Banking Companies
Sprott Resource Corp.	$4.27	$437	$4.49	0.95x	10.7%
Clairvest Group Inc.	$21.35	$364	$22.41	0.95x	0.5%
Senvest Capital Inc.	$87.00	$252	$117.51	0.74x	0.0%
Marret Resource Corp.	$4.30	$84	$5.56	0.77x	6.5%
Northfield Capital Corp.	$28.50	$76	$40.19	0.71x	0.0%
Pinetree Capital Ltd.	$0.44	$63	$1.48	0.29x	0.0%
Aberdeen International Inc.	$0.22	$19	$0.76	0.29x	0.0%
Humboldt Capital Corporation Ltd.	$1.20	$14	$2.79	0.43x	0.0%
Integrated Asset Management Corp.	$0.49	$14	$0.58	0.84x	12.2%
Strategem Capital Corp.	$1.50	$8	$2.76	0.54x	0.0%
49 North Resources Inc.	$0.20	$3	$2.73	0.07x	0.0%

Average—All				0.60x	2.7%

Average—Market Cap > $100MM				0.88x	3.7%

Sprott Resource Lending Corp.	$1.48	$218	$1.54	0.96x	4.1%

Source: Public filings

Note: Prices are as at 05/07/2013

The average Price / Book Value multiple for the broad group of comparable companies was calculated as 0.60x. The average Price / Book Value for those comparable companies that have market capitalizations exceeding $100 million was calculated as 0.88x.

Cormark selected a range of 0.85x—0.95x Book Value for Cormark’s Comparable Trading approach. Cormark derived its range from the multiples observed in its review of SRLC’s comparables and its professional judgment. In selecting the multiple range, Cormark gave particular consideration to the multiples observed amongst peers with market capitalizations exceeding $100 million, since SRLC’s market capitalization also exceeds $100 million. Cormark determined that this subset of the peer group more accurately reflected the appropriate multiple range for SRLC. The lower end of Cormark’s selected range of 0.85x is the approximate midpoint between the high (0.95x) and the low (0.74x) multiples observed within Cormark’s subset of peers with market capitalizations exceeding $100 million. The upper end of Cormark’s selected range is based on the multiples observed for Sprott Resource Corp. and Clairvest Group. When Cormark’s selected multiple range is applied to Cormark’s NAV range of $1.55 to $1.65, Cormark arrived at a Comparable Trading value range of $1.32 to $1.56 per SRLC Share.

Precedent Transactions Analysis

Cormark reviewed a number of sources and identified three successful transactions and two unsuccessful bids involving merchant banking or investment holding companies.

Based on the type of assets held by SRLC and other merchant banks (shorter term debt investments, minority equity positions, cash and equivalents, etc.), Cormark would not expect an acquirer to pay a premium to book value or net asset value.

Sprott Resource Lending Corp.

Precedent Transactions

Date Announced	Status	Buyer	Target	Currency	Offer Price	NAV	Price / NAV	Premium to
								Close	20-day VWAP
28-Nov-12	Closed	CDJ Global Catalyst LLC	C.A. Bancorp, Inc.	CAD	$3.15	$3.35	0.94x	7.1%	6.8%
13-May-10	Unsuccessful	Century Services Inc.	C.A. Bancorp, Inc.	CAD	$1.71	$2.53	0.68x	23.9%	24.7%
3-Dec-09	Unsuccessful	Maxam Opportunities Fund LP	C.A. Bancorp, Inc.	CAD	$1.45	$2.54	0.57x	30.6%	42.8%
26-Oct-09	Closed	Ares Capital Corporation	Allied Capital Corporation	USD	$3.47	$6.70	0.52x	27.1%	14.9%
3-Aug-09	Closed	Prospect Capital Management LLC	Patriot Capital Funding, Inc.	USD	$4.00	$8.13	0.49x	123.5%	148.5%

Average							0.64x	42.5%	47.5%
Median							0.57x	27.1%	24.7%

Source: Public filings

With the exception of the successful bid for C.A. Bancorp Inc., Cormark does not view these transactions as representative of fair market value. The unsuccessful bids for C.A. Bancorp Inc. were considered opportunistic by the board of directors and rejected. While successful, the bids for Allied Capital Corporation and Patriot Capital Funding Inc. came during periods when those two companies were in financial distress.

Based on the above, Cormark’s only useful data point with respect to precedent transactions is the successful C.A. Bancorp transaction which was completed at 0.94x NAV (or Book Value). Cormark selected a range of 0.90x—1.00x NAV (or Book Value) for Cormark’s Precedent Transactions approach. Cormark derived its range from the multiples observed in its review of the precedent transactions and its professional judgment. Since Cormark only observed one transaction which it deemed useful in its analysis, Cormark felt it was prudent to assess a range that included the observed multiple. Cormark used the same breadth of range (0.10x book value) as that selected in its Comparable Trading Approach. Cormark selected the upper end of its range of 1.00x based on its judgment that an acquirer would be unwilling to pay a premium to book value or net asset value for the type of assets held by SRLC and other merchant banks (such as shorter term debt investments, minority equity positions, and cash and equivalents). Based on the upper end of its range and the breadth of range selected, Cormark derived a lower end range of 0.90x. Cormark noted that this range was consistent with its only useful data point from its review of the precedent transactions. Cormark further note that this range was generally consistent with its selected Comparable Trading range, subject to a slight premium which it would expect for the acquisition of control. When its selected multiple range is applied to Cormark’s NAV range of $1.55 to $1.65, Cormark arrived at a Precedent Transaction value range of $1.40 to $1.65 per SRLC Share.

SRLC Valuation Summary

In arriving at an opinion of the fair market value of the SRLC Shares, Cormark principally considered the results of the NAV and Precedent Transaction approaches. Based upon and subject to the foregoing and such other factors as Cormark considered relevant, Cormark was of the opinion that, as of May 8, 2013, the fair market value of the SRLC Shares was in the range of $1.47 to $1.57.

Summary of Sprott Financial Analyses

Comparable Trading Analysis

In the Comparable Trading approach, various financial metrics at which similar, publicly listed companies trade are reviewed and used to estimate appropriate multiples of similar metrics for Sprott. Cormark also reviewed various equity research reports to determine how research analysts determine value for asset managers with both a performance fee and management fee component.

In using the Comparable Trading approach for the Sprott Shares, Cormark relied principally on valuation metrics commonly used by equity research analysts to value asset management companies.

Cormark reviewed the universe of publicly traded asset management companies and selected seven Canadian companies and 13 U.S. companies to include in the Comparable Trading approach.

Sprott Inc.

Comparable Trading

Company	Share Price	Mkt Cap ($MM)	EV ($MM)	AUM ($MM)	EV / AUM	TEV / 2013E EBITDA	Dividend Yield
Canadian Asset Managers
IGM Financial Inc.	$47.16	$11,923	$11,720	$125,796	9.3%	8.4x	4.6%
CI Financial Corp	$29.45	$8,401	$8,901	$80,567	11.0%	11.4x	3.5%
AGF Management Limited	$11.40	$1,034	$890	$37,700	2.4%	5.1x	9.5%
Fiera Capital Corporation	$9.50	$543	$704	$66,000	1.1%	12.4x	3.8%
Gluskin Sheff + Associates, Inc.	$17.46	$515	$466	$5,725	8.1%	8.1x	4.0%
Guardian Capital Group Ltd.	$13.52	$461	$493	$18,832	2.6%	19.3x	1.5%
Aston Hill Financial Inc.	$1.47	$109	$152	$6,830	2.2%	15.2x	3.4%

Average					5.3%	11.4x	4.3%
Median					2.6%	11.4x	3.8%

U.S. Asset Managers
BlackRock, Inc.	$275.55	$47,110	$49,157	$3,936,409	1.2%	11.7x	2.4%
Franklin Resources Inc.	$158.79	$33,760	$30,297	$823,700	3.7%	9.2x	0.7%
T. Row e Price Group, Inc.	$73.55	$20,130	$18,748	$617,400	3.0%	10.8x	2.1%
Invesco Ltd.	$32.61	$15,114	$19,603	$729,300	2.7%	14.2x	2.5%
Affiliated Managers Group Inc.	$156.73	$9,405	$9,646	$462,533	2.1%	12.7x	0.0%
Eaton Vance Corp.	$40.50	$5,382	$5,644	$255,100	2.2%	11.9x	2.0%
Legg Mason Inc.	$32.94	$4,379	$4,529	$664,600	0.7%	9.5x	1.6%
Waddell & Reed Financial Inc.	$43.97	$4,140	$3,835	$103,795	3.7%	10.0x	2.5%
AllianceBernstein Holding L.P.	$25.45	$3,156	$2,900	$443,000	0.7%	4.7x	6.4%
Federated Investors, Inc.	$23.32	$2,538	$2,740	$377,309	0.7%	9.0x	4.1%
Cohen & Steers Inc.	$40.20	$1,871	$1,804	$49,321	3.7%	14.0x	2.0%
WisdomTree Investments, Inc.	$12.49	$1,758	$1,706	$25,100	6.8%	32.5x	0.0%
Janus Capital Group, Inc.	$8.87	$1,684	$1,967	$163,800	1.2%	7.2x	3.2%

Average					2.5%	12.1x	2.3%
Median					2.2%	10.8x	2.1%

Group Average					3.5%	11.9x	3.0%
Group Median					2.5%	11.1x	2.5%

Sprott Inc.	$2.99	$529	$390	$9,110	4.3%	8.6x	4.0%

Source: Public filings, Capital IQ

Note: Prices are as at 05/07/2013

In addition to observing the trading multiples in the peer group in general, Cormark also reviewed equity research reports to determine the typical valuation methodologies that research analysts tend to employ when valuing asset management businesses with both base management EBITDA and performance fee EBITDA. Due to the relatively uncertain nature of performance fees, analysts tend to apply lower multiples to expected performance fee EBITDA compared to the multiples applied to more certain base management EBITDA. Based on Cormark’s review of the comparables and Cormark’s professional judgment, Cormark determined that applying separate multiples to Sprott’s estimated base management EBITDA and performance fee EBITDA was the most useful method to determine the value of the Sprott Shares.

Cormark reviewed the base management EBITDA and performance fee EBITDA multiples that analysts use for valuing Sprott as well as Gluskin Sheff + Associates Inc. Cormark observed that analysts applied multiples of between 7.0x to 11.0x base management EBITDA and 4.5x to 6.0x performance fee EBITDA. Based on Cormark’s review, Cormark selected a multiple range of 9.0x to 11.0x base EBITDA and 5.0x to 6.0x performance fee EBITDA. Cormark derived its range from the multiples observed in its review of Sprott’s comparables, the multiples used by equity research analysts and its professional judgment. The lower ends of these ranges were derived from the average multiples applied by research analysts for Gluskin Sheff + Associates and Sprott. The upper ends of these ranges were based on the upper end of the observed multiple ranges applied by research analysts for Gluskin Sheff + Associates and Sprott. Cormark also observed the average multiple of 11.9x and the median multiple of 11.1x amongst the broader peer group. These observations assisted Cormark in making its judgment that the upper end of its range should be equal to the upper end of the range used by research analysts for Gluskin Sheff + Associates and Sprott.

There has been significant volatility in the precious metal sector since the end of 2012. As a result, Sprott’s AUM declined from $9.9 billion as at December 31, 2012 to $9.1 billion as at March 31, 2013. April was also a difficult month for precious metal prices and small-cap mining companies, each of which make up a considerable component of Sprott’s AUM.

Cormark developed three scenarios in order to develop a range of potential base management EBITDA and performance fee EBITDA estimates which, based on Cormark’s discussions with Sprott management and Cormark’s professional judgment, Cormark considered reasonable based on the information it had at its disposal as of the date of the valuation. Below is a summary of Cormark’s primary assumptions and the corresponding EBITDA estimates.

Sprott Inc.

2013 EBITDA Projection

	Scenario
(Millions of Canadian Dollars)	Low	Base	Upper
Primary Assumptions
December 2012 Ending AUM	$9,931	$9,931	$9,931
March 2013 Ending AUM	$9,110	$9,110	$9,110
April 2013 Ending AUM	$8,100	$8,200	$8,300
2013 Year Ending AUM	$8,430	$8,879	$9,350
May to December 2013 Monthly AUM Growth Rate	0.5%	1.0%	1.5%
April to December 2013 Performance Fees	$3.0	$5.0	$10.0
Base Business
Management Fee Revenue	$91.1	$93.0	$95.0
Commissions and Other Income	$11.2	$11.2	$11.2

Base Business Revenue	$102.3	$104.3	$106.3
Base Business EBITDA Margin	29.2%	30.1%	31.0%

Base Business EBITDA	$29.9	$31.4	$32.9

Performance Fee
Performance Fee Revenue	$4.3	$6.3	$11.3
Performance Fee EBITDA Margin	75.0%	75.0%	75.0%

Performance Fee EBITDA	$3.3	$4.8	$8.5

Applying Cormark’s selected multiple ranges to the base management EBITDA and performance fee EBITDA projections presented above, Cormark arrived at the following implied values of the Sprott Shares.

Sprott Inc.

Comparable Trading Valuation Scenarios

Scenario	2013E Base EBITDA	2013E Perf. EBITDA	Base EBITDA Multiple	Perf. EBITDA Multiple	Implied Value per SII Share
Low Case	$29.9	$3.3	9.0x	5.0x	$2.40
	$29.9	$3.3	11.0x	6.0x	$2.75

Base Case	$31.4	$4.8	9.0x	5.0x	$2.52
	$31.4	$4.8	11.0x	6.0x	$2.90

Upper Case	$32.9	$8.5	9.0x	5.0x	$2.70
	$32.9	$8.5	11.0x	6.0x	$3.12

Note: Assuming cash balance (including 70% of proprietary investments) and share count from March 31, 2012.

Based on the above, Cormark arrived at a Comparable Trading value range of $2.40 to $3.12 per Sprott Share.

Analysis of Market Trading

Over the three month period from February 7, 2013 to May 7, 2013 the closing price of the Sprott Shares was between $2.57 (April 18, 2013) and $4.14 (February 8, 2013). Over the same period, the trading price of the Sprott Shares was between $2.55 (April 18, 2013) and $4.18 (February 8, 2013). The volume weighted average price (“VWAP”) over this period was $3.32. During this period over 41% of the Sprott Shares traded at prices between $2.60 and $3.25.

Over the one month period from April 8, 2013 to May 7, 2013 the closing price of the Sprott Shares was between $2.57 (April 18, 2013) and $3.43 (April 9, 2013). Over the same period, the trading price of the Sprott Shares was between $2.55 (April 19, 2013) and $3.49 (April 9, 2013). The VWAP over this period was $2.92. During this period over 85% of the Sprott Shares traded at prices between $2.60 and $3.25.

Based on the above, Cormark selected a Market Trading value range of $2.60 to $3.25 per Sprott Share.

Sprott Valuation Summary

In arriving at an opinion of the fair market value of the Sprott Shares, Cormark principally considered the results of the Comparable Trading approach. Based upon and subject to the foregoing and such other factors as it considered relevant, Cormark was of the opinion that, as of May 8, 2013, the fair market value of the Sprott Shares is in the range of $2.40 to $3.15.

Fairness Conclusion

In reaching Cormark’s opinion as to the fairness of the Arrangement, from a financial point of view, to the Unaffiliated Shareholders, Cormark principally considered: (a) the range of fair market value of the SRLC Shares, as determined in the valuation; (b) the range of fair market value of the Sprott Shares, as determined in the valuation; and (c) a comparison of the Consideration to the range of fair market value of the SRLC Shares, as determined in the valuation.

Under the valuation, Cormark determined the fair market value range of the SRLC Shares to be between $1.47 and $1.57. Cormark also determined the fair market value range of the Sprott Shares to be between $2.40 and $3.15. Based on the exchange ratio of one half of one Sprott Share per SRLC Share, the cash consideration of $0.15 per SRLC Share and the range of fair market value of the Sprott Shares, Cormark determined that the value of the Consideration is between $1.35 and $1.73. This range is consistent with Cormark’s range of the fair market value for the SRLC Shares. The midpoint of this range of $1.54 is within Cormark’s range of fair market value of the SRLC Shares.

Cormark reviewed, for reference and informational purposes only, the historical trading prices for the SRLC Shares for the 52-week ended May 7, 2013. Cormark noted that the 52-week closing price low and the 52-week closing price high of the SRLC Shares on the TSX over such period were $1.27 and $1.58 per share, respectively. Cormark also noted the closing price of the SRLC Shares on May 7, 2013 was $1.48 and the volume-weighted average price of the SRLC Shares on the TSX for the 20 trading days prior to and including May 7, 2013 was $1.37. Cormark also noted that SRLC’s reported book value as at March 31, 2013 was $1.54.

Cormark noted that the current and historical trading values of the SRLC Shares are consistent with the midpoint of Cormark’s Consideration value range. Cormark also noted that SRLC’s reported book value per share is equal to the midpoint of Cormark’s Consideration value range.

Based upon and subject to the foregoing and other such matters it considered relevant, Cormark Securities was of the opinion that, as of May 8, 2013, the Consideration is fair, from a financial point of view, to the Unaffiliated Shareholders.

Arrangement Steps

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached to this Circular as Appendix D.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	notwithstanding the terms of the SRLC Stock Option Plan or any agreements or other arrangements relating to the SRLC Options, each SRLC Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be unconditionally vested and exercisable, and such SRLC Option shall be deemed to be assigned and transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions, and such SRLC Option shall be cancelled immediately after its transfer to the Company and, for greater certainty, where such amount is a negative, none of the Company, Sprott or any other person shall be obligated to pay any amount in respect of such SRLC Option;

(b)	each SRLC Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Sprott, in consideration for a claim against Sprott in an amount determined and payable in accordance with Article 4 of the Plan of Arrangement, and the name of such holder will be removed from the central securities register as a holder of SRLC Shares;

(c)	each SRLC Share outstanding immediately prior to the Effective Time held by a Shareholder (other than a SRLC Share held by a Dissenting Shareholder or SRLC Shares held by Sprott), shall be deemed to be assigned and transferred by the holder thereof to Sprott in exchange for the Consideration and Sprott shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(d)	the names of the holders of the SRLC Shares transferred to Sprott shall be removed from the applicable registers of holders of SRLC Shares, and Sprott shall be recorded as the registered holder of the SRLC Shares so transferred and shall be deemed the legal and beneficial owner thereof; and

(e)	Sprott Holdco and the Company shall be amalgamated and continued as one corporation under the CBCA to form Amalco in accordance with the following:

(i)	Name. The name of Amalco shall be Sprott Resource Lending Corp.;

(ii)	Registered Office. The registered office of Amalco shall be the registered office of Sprott Holdco;

(iii)	Share Provisions. Amalco shall be authorized to issue an unlimited number of common shares of Amalco;

(iv)	Restrictions on Transfer. No shares of Amalco shall be transferred to any person without the approval of the board of directors of Amalco;

(v)	Directors and Officers.

A.	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one (1) director and a maximum number of ten (10) directors;

B.	Initial Directors. The initial directors of Amalco shall be the directors of Sprott Holdco; and

C.	Initial Officers. The initial officers of Amalco shall be the officers of Sprott Holdco;

(vi)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(vii)	Stated Capital. The aggregate stated capital of Amalco will be an amount equal to the aggregate of the stated capital for the shares of Sprott Holdco and the SRLC Shares immediately prior to step (e) above;

(viii)	By-laws. The by-laws of Amalco shall be the by-laws of Sprott Holdco, mutatis mutandis;

(ix)	Effect of Amalgamation. The provisions of Subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

A.	all of the property of each of Sprott Holdco and the Company (other than the shares in the capital of the Company) shall continue to be the property of Amalco;

B.	Amalco shall continue to be liable for all of the obligations of each of Sprott Holdco and the Company;

C.	any existing cause of action, claim or liability to prosecution of Sprott Holdco or the Company shall be unaffected;

D.	any civil, criminal or administrative action or proceeding pending by or against Sprott Holdco or the Company may be continued to be prosecuted by or against Amalco; and

E.	a conviction against, or ruling, order or judgement in favour of or against, Sprott Holdco or the Company may be enforced by or against Amalco;

(x)	Articles. The Articles of Amalgamation shall be the articles of amalgamation of Amalco; and

(xi)	Exchange and Cancellation of SRLC Shares. On the amalgamation:

A.	each issued and outstanding SRLC Share shall be cancelled without further consideration and Sprott Holdco’s name shall be removed from the register of holders of the SRLC Shares as of the Effective Date; and

B.	the issued and outstanding shares of Sprott Holdco shall be converted into an equal number of shares of Amalco without amendment.

Consideration

The Share Consideration of 0.5 of a Sprott Share and Cash Consideration of $0.15 for each SRLC Share was determined by negotiation between the Company and Sprott and announced on May 8, 2013. The Company understands that Sprott will be paying the Cash Consideration from available cash on hand. The Share Consideration will not be adjusted for any subsequent changes in market prices of the SRLC Shares or Sprott Shares prior to the closing of the Arrangement. For a description of the Sprott Shares, see the description contained under the heading “Capital Structure – Common Shares” in the Sprott AIF which is incorporated by reference into this Circular.

Effective Date

The Arrangement will become effective on the date shown on the Certificate of Arrangement to be issued by the Director pursuant to the CBCA in respect of the Articles of Arrangement. It is currently expected that the closing of the Arrangement will take place on or about July 24, 2013.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Board of Directors, Shareholders should be aware that directors and officers of the Company may have interests in the Arrangement or may receive benefits that differ from, or be in addition to, the interests of Shareholders generally. Other than the interests and benefits described below, none of the directors or officers of the Company or, to the knowledge of the directors and officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Securities or otherwise in any matter to be acted upon in connection with the Arrangement or that would materially affect the Arrangement.

All benefits received, or to be received, by directors, officers or employees of the Company as a result of the Arrangement are, and will be, solely in connection with their services as directors, officers or employees of the Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for the SRLC Shares held by such persons and no consideration is, or will be, conditional on the person supporting the Arrangement.

SRLC Shares and the Intentions of Directors and Officers

As of May 24, 2013, the directors and officers of SRLC beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, approximately 12.6 million SRLC Shares, which represented approximately 8.6% of the voting rights attached to the issued and outstanding SRLC Shares (on an undiluted basis), and have agreed to vote in favour of the Arrangement Resolution pursuant to the terms of the Voting and Support Agreements. See “Arrangement Resolution Matters – Voting and Support Agreements”. All SRLC Shares held by such Supporting Securityholders will be treated identically and in the same manner under the Arrangement as SRLC Shares held by any other Shareholders.

If the Arrangement is completed and based on the Consideration offered to all Shareholders, including Unaffiliated Shareholders, the directors and officers of SRLC will receive, by virtue of their current ownership of SRLC Shares, in the aggregate, approximately 6.4 million Sprott Shares, representing 2.6% of the issued and outstanding Sprott Shares after giving effect to the aggregate Share Consideration issued to Shareholders.

SRLC Stock Option Plan

The directors and officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 6,450,000 SRLC Options as of the close of business on May 24, 2013. If the Arrangement is completed, the vesting of such SRLC Options is automatically accelerated and such holders will receive a cash payment from the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option. The aggregate cash consideration expected to be received by the SRLC directors and officers for their SRLC Options is $731,000.

Continuing Management Positions

Following completion of the Arrangement, it is expected that: (a) Peter Grosskopf, the Chief Executive Officer of SRLC and Sprott, will continue to serve as Chief Executive Officer of Sprott; (b) Narinder Nagra, the President and Chief Operating Officer of SRLC, who serves in such capacity through the MSA with SLCLP, which is an affiliate of Sprott, will continue to be employed by Sprott; and (c) Jim Grosdanis, the Chief Financial Officer of SRLC, who serves in such capacity through the MSA with SLCLP, which is an affiliate of Sprott, will continue to be employed by Sprott.

Consideration to be Received

The following table sets out the names and positions of the directors and officers and greater than 5% Shareholders of the Company (to the knowledge of the Company) as of May 24, 2013 (the date of notice of the Meeting to Shareholders and the measurement date of all SRLC Share ownership in this Circular), the number of SRLC Shares and “in-the-money” SRLC Options (based on a price of $1.55 in accordance with the Plan of Arrangement) beneficially owned or over which control or direction was exercised by each such director or officer of the Company and, where known after reasonable enquiry, by their respective associates or affiliates and the Consideration to be received for such SRLC Shares and SRLC Options, respectively, pursuant to the Arrangement.

Name and Position with the Company	SRLC Shares Held		Sprott Shares to be Received	Cash Consideration to be Received	In-the-Money SRLC Options Held(1)	Cash to be Received in Exchange for In-the-Money SRLC Options
Murray Sinclair Chairman and Director	7,002,430	(2)	3,501,215	$1,050,364.50	1,000,000	$200,000.00
David Black Lead Director	100,416		50,208	$15,062.40	125,000	$28,750.00
Brian Bayley Director	3,050,219	(3)	1,525,109	$457,532.85	1,000,000	$200,000.00
Murray John Director	100,000		50,000	$15,000.00	75,000	$3,750.00
Dale Peniuk Director	20,000		10,000	$3,000.00	125,000	$28,750
Stewart Robertson Director	100,000		50,000	$15,000.00	225,000	$62,250.00
Donald Copeland Director	Nil		Nil	Nil	150,000	$7,500.00
Paul Dimitriadis Director	31,250		15,625	$4,687.50	Nil	Nil
Peter Grosskopf CEO and Director	2,000,000		1,000,000	$300,000.00	Nil	Nil
Narinder Nagra President and COO	200,000		100,000	$30,000.00	500,000	$100,000.00
Jim Grosdanis CFO	94,000	(4)	47,000	$14,100.00	500,000	$100,000.00
Andrew Steuter Vice President, Origination	154,900		77,450	$23,235.00	Nil	Nil
Sprott(5) Greater than 5% Shareholder	24,467,690		7,745,018	$2,323,505.40	Nil	Nil
Dundee Corporation Greater than 5% Shareholder	15,483,334		7,741,667	$2,322,500.10	Nil	Nil

Notes:

(1)	For the purposes of this table, “in-the-money” refers to the amount, if any, by which $1.55 exceeds the exercise price per SRLC Option. See “Arrangement Resolution Matters – Arrangement Steps”.
(2)	Mr. Sinclair indirectly controls an additional 2,000,000 SRLC Shares. Mr. Sinclair does not have any beneficial interest in such SRLC Shares.
(3)	Associated Entities (as such term is defined in MI 61-101) of Mr. Bayley own an additional 596,719 SRLC Shares. Mr. Bayley has no beneficial interest in, nor exercises any control or direction over, such SRLC Shares.
(4)	Associated Entities (as such term is defined in MI 61-101) of Mr. Grosdanis own an additional 16,000 SRLC Shares. Mr. Grosdanis has no beneficial interest in, nor exercises any control or direction over, such SRLC Shares.
(5)	Includes (i) 8,977,654 SRLC Shares owned by Sprott, (ii) 6,238,743 SRLC Shares beneficially owned, directed or managed for third parties, which include Sprott Asset Management LP (“SAM”), Sprott Global Resource Investments Ltd. (“Sprott Global”) and Sprott Asset Management USA Inc. (“SAM USA”) and (iii) 9,251,293 SRLC Shares owned directly or indirectly by Mr. Rick Rule, a director and associate of Sprott. While not owned, controlled or directed by Sprott, certain directors and officers of Sprott, SAM, Sprott Global and SAM USA own an aggregate of 4,606,090 SRLC Shares (3.13%). While the 8,977,654 SRLC Shares owned directly by Sprott are not being acquired in the Arrangement, those owned, directed or managed for third parties by SAM, Sprott Global, SAM USA, and Mr. Rick Rule are being acquired. Therefore, the corresponding “Sprott Shares to be Received” and “Cash Consideration to be Received” calculations necessarily exclude the 8,977,654 SRLC Shares owned directly by Sprott.

If the Arrangement is completed and based on the Consideration offered to all Shareholders, including Unaffiliated Shareholders, the directors and officers of SRLC will receive by virtue of their current ownership of SRLC Shares, in the aggregate, approximately 6.4 million Sprott Shares, representing approximately 2.6% of the issued and outstanding Sprott Shares after giving effect to the Share Consideration issued to Shareholders. Dundee Corporation will receive, by virtue of its current ownership of SRLC Shares, approximately 7.74 million Sprott Shares, representing approximately 3.1% of the issued and outstanding Sprott Shares after giving effect to the Share Consideration issued to Shareholders.

Principal and Beneficial Holders of SRLC Shares / Interest in Net Book Value and Net Income

To the knowledge of the directors and officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 5% of the votes attached to any class of voting securities of the Company as set forth below (which table also includes SRLC officers and directors):

Name & Address of Shareholder	SRLC Shares Owned or Controlled(1)	Percentage of Issued and Outstanding SRLC Shares as of May 24, 2013	Percentage of Combined Company Post- Arrangement (based on Sprott Shares Issued as Share Consideration)(3)
Sprott(2) Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, PO Box 27, Toronto, ON M5J 2J1	24,467,690	16.65%	N/A
Dundee Corporation 1 Adelaide Street East, Suite 2100, Toronto, ON M5C 2V9	15,483,334	10.53%	3.1%
Murray Sinclair Chairman and Director	7,002,430	6.13%	1.41%
David Black Lead Director	100,416	0.07%	0.02%
Brian Bayley Director	3,050,219	2.08%	0.62%
Murray John Director	100,000	0.07%	0.02%
Dale Peniuk Director	20,000	0.01%	0.00%
Stewart Robertson Director	100,000	0.07%	0.02%
Donald Copeland Director	0	0.00%	0.00%
Paul Dimitriadis Director	31,250	0.02%	0.01%
Peter Grosskopf CEO and Director	2,000,000	1.36%	0.40%
Narinder Nagra President and COO	200,000	0.14%	0.04%
Jim Grosdanis CFO	94,000	0.06%	0.02%
Andrew Steuter Vice President, Origination	154,900	0.11%	0.03%

Notes:

(1)	Indicates the number of SRLC Shares owned by each person as disclosed in publicly available sources or as otherwise disclosed to the Company by the holder.
(2)	Includes (i) 8,977,654 SRLC Shares owned by Sprott, (ii) 6,238,743 SRLC Shares beneficially owned, directed or managed for third parties, which include SAM, Sprott Global and SAM USA and (iii) 9,251,293 SRLC Shares owned directly or indirectly by Mr. Rick Rule, a director and associate of Sprott. While not owned, controlled or directed by Sprott, certain directors and officers of Sprott, SAM, Sprott Global and SAM USA own an aggregate of 4,606,090 SRLC Shares (3.13%).
(3)	Assuming the completion of the Arrangement pursuant to its terms and the outstanding securities of SRLC and Sprott as of May 7, 2013, SRLC understands that the Combined Company will have 247,963,792 Sprott Shares issued and outstanding, together with options providing for the acquisition of an aggregate of 2,650,000 Sprott Shares, which, if exercised in each case, would amount to a fully diluted position of 250,613,792 Sprott Shares.

If the Arrangement is completed and based on the Consideration offered to all Shareholders, including Unaffiliated Shareholders, the directors and officers of SRLC will receive, by virtue of their current ownership of SRLC Shares, in the aggregate, approximately 6.4 million Sprott Shares, representing approximately 2.6% of the issued and outstanding Sprott Shares after giving effect to the Share Consideration issued to Shareholders. Dundee Corporation will receive, by virtue of its current ownership of SRLC Shares, approximately 7.74 million Sprott Shares, representing approximately 3.1% of the issued and outstanding Sprott Shares after giving effect to the Share Consideration issued to Shareholders.

For a summary of the beneficial ownership of the Officers and Directors of Sprott please see “Arrangement Resolutions Matters – Minority Approval and Multilateral Instruments 61-101—Interested Parties under MI-61-101” and “Annual Meeting Matters – Election of Directors”.

Name & Address of Shareholder	Percentage of Net Book Value and Net Income Based on Ownership	Approximate Share of SRLC Net Book Value Based on March 31, 2013 Net Book Value (3)	Approximate Share of SRLC Net Income for the Quarter Ended March 31, 2013 (3)
Sprott(2) Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, PO Box 27, Toronto, ON M5J 2J1	16.65%	$37,735,726.50	$945,553.50
Dundee Corporation 1 Adelaide Street East, Suite 2100, Toronto, ON M5C 2V9	10.53%	$23,865,297.30	$597,998.70
Murray Sinclair Chairman and Director	6.13%	$13,893,093.30	$348,122.70
David Black Lead Director	0.07%	$158,648.70	$3,975.30
Brian Bayley Director	2.08%	$4,714,132.80	$118,123.20
Murray John Director	0.07%	$158,648.70	$3,975.30
Dale Peniuk Director	0.01%	$22,664.10	$567.90
Stewart Robertson Director	0.07%	$158,648.70	$3,975.30
Donald Copeland Director	0.00%	$0.00	$0.00
Paul Dimitriadis Director	0.02%	$45,328.20	$1,135.80
Peter Grosskopf CEO and Director	1.36%	$3,082,317.60	$77,234.40
Narinder Nagra President and COO	0.14%	$317,297.40	$7,950.60
Jim Grosdanis CFO	0.06%	$135,984.60	$3,407.40
Andrew Steuter Vice President, Origination	0.11%	$249,305.10	$6,246.90

Notes:

(1)	Indicates the number of SRLC Shares owned by each person as disclosed in publicly available sources or as otherwise disclosed to the Company by the holder.
(2)	Includes (i) 8,977,654 SRLC Shares owned by Sprott, (ii) 6,238,743 SRLC Shares beneficially owned, directed or managed for third parties, which include SAM, Sprott Global and SAM USA and (iii) 9,251,293 SRLC Shares owned directly or indirectly by Mr. Rick Rule, a director and associate of Sprott. While not owned, controlled or directed by Sprott, certain directors and officers of Sprott, SAM, Sprott Global and SAM USA own an aggregate of 4,606,090 SRLC Shares (3.13%).
(3)	Based on holdings as of May 24, 2013 and net book value and net income as of and for the quarter ended March 31, 2013. After the Arrangement closes, Sprott will have an interest in 100% of SRLC’s net book value ($226.3 million as of March 31, 2013) and SRLC’s net income (approximately $5.7 million for the quarter ended March 31, 2013).

Required Shareholder Approval

In order for the Arrangement to be effected, the Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution and other related matters at the Meeting. The Arrangement Resolution must be approved by not less than two-thirds (66 2/3%) of the votes validly cast by the Shareholders who vote in respect of the Arrangement Resolution in person or by proxy at the Meeting. In addition, the Arrangement Resolution is required to be approved by a majority of the minority of the Shareholders in accordance with MI 61-101. See “Arrangement Resolution Matters – Minority Approval and Multilateral Instrument 61-101”.

The full text of the Arrangement Resolution and Plan of Arrangement are attached to this Circular as Appendix B and Appendix D, respectively.

Pursuant to the Voting and Support Agreements, the Supporting Securityholders have agreed to vote their SRLC Shares in favour of the Arrangement Resolution. See “Arrangement Resolution Matters – Voting and Support Agreements”.

Minority Approval and Multilateral Instrument 61-101

Business Combination under MI 61-101

The Company is a reporting issuer or equivalent in all of the provinces and territories of Canada (except the Yukon Territory). Among other things, the Company is subject to MI 61-101, which is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties and, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” (as defined in MI 61-101) that terminate the interests of securityholders without their consent.

MI 61-101 provides that, in certain circumstances, where an “interested party” (as defined in MI 61-101) of an issuer would, as a consequence of the transaction, directly or indirectly acquire the issuer in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101, and an issuer is required to obtain a formal valuation of the affected securities from a qualified and independent valuator and to provide the holders of the affected securities with a copy of such valuation or a summary thereof. See “Arrangement Resolution Matters – Formal Valuation” and see Appendix F for a copy of the Formal Valuation and the Fairness Opinion. MI 61-101 also requires that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities, voting separately as a class, must be obtained.

Collateral Benefits under MI 61-101

A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” of SRLC (which includes the directors and officers of SRLC) is entitled to receive as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of SRLC. However, MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer or an affiliated entity of the issuer or a successor to the business of the issuer where, among other things: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d)(i) at the time the transaction was agreed to, the related party and its associated entities beneficially own or exercise control or direction, over less than 1% of the outstanding shares of the issuer or (ii) an independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party expects to receive under the terms of the transaction.

Certain directors and officers of SRLC hold SRLC Options. If the Arrangement is completed, the vesting of such SRLC Options is automatically accelerated and such holders will receive a cash payment equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Share of such SRLC Option. Such accelerated vesting and cash payment payable to directors or officers, taken together, may be considered to be “collateral benefits” received by the applicable directors or officers of SRLC for the purposes of MI 61-101.

Following disclosure by each of the directors and officers of SRLC of the number of SRLC Shares and SRLC Options held by them and the total consideration that they expect to receive pursuant to the Arrangement, a committee of independent directors of SRLC has determined that either (a) each director or officer, together with any “affiliated entities” (as such term is used in MI 61-101), beneficially owned or exercised control or direction over, as at May 8, 2013, less than 1% of the SRLC Shares or (b) the consideration to be received by each director and officer of SRLC, net of any offsetting costs, will not exceed 5% of the value of the consideration such director or officer expects to beneficially be entitled to receive under the terms of the Arrangement. Accordingly, except as otherwise disclosed herein, each director and officer of SRLC shall be entitled to vote his SRLC Shares as Minority Shareholders.

Interested Parties under MI 61-101

Pursuant to MI 61-101, in determining whether minority approval for the Arrangement has been obtained, the Company is required to exclude the votes attaching to the SRLC Shares beneficially owned or controlled by “interested parties” and their “related parties” and “joint actors”, all as defined in MI 61-101.

To the knowledge of the Company after reasonable inquiry, the Company is required to exclude from the minority approval vote of the Shareholders on the Arrangement Resolution all of the votes associated with the 29,245,380 SRLC Shares beneficially owned or controlled by the following persons set out in the table below (collectively, the “Excluded Shareholders”):

Person or Entity	Relationship to SRLC and Sprott	SRLC Shares
		#	%
Kevin Bambrough	President of Sprott	300,000	0.20%
Gretchen Carter	CFO of Sprott Global	1,900	0.001%
Scott Colbourne	Co-Chief Investment Officer of SAM	21,875	0.01%
John Embry	Chief Investment Strategist of SAM	300,000	0.20%
Arthur Einav	General Counsel and Corporate Secretary of Sprott	3,125	0.002%
James Fox	Managing Director of Sprott Private Wealth LP	17,760	0.01%
Peter Grosskopf	CEO of Sprott and CEO of SRLC	2,000,000	1.36%
Jeff Howard	Investment Executive of Sprott Global	1,465,830	1.00%
Allan Jacobs	Senior Portfolio Manager of SAM	75,000	0.05%
Rick Rule	CEO of Sprott U.S. Holdings Inc. (“Sprott U.S.”)	9,251,293	6.29%
Sprott Inc.(1)	N/A	15,387,997	10.47%
Paul H. Stephens	Director of Sprott	420,600	0.29%

Note:

(1)	Includes SRLC Shares over which SAM, Sprott Global and SAM USA exercise control or direction.

Voting and Support Agreements

The following description of certain provisions of the Voting and Support Agreements entered into by the directors and officers of the Company and certain Shareholders, including Dundee Corporation, Rick Rule and the Rule Family Trust (the “Supporting Securityholders”) of SRLC with Sprott is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Voting and Support Agreements, a form of which is appended to the Arrangement Agreement attached to this Circular as Appendix C.

The Supporting Securityholders have agreed, among other things, that subject to the terms and conditions of the Voting and Support Agreements, each such Supporting Securityholder will not, directly or indirectly, in any manner:

(a)	sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of their SRLC Securities or any interest therein or enter into any agreement, arrangement or understanding in connection therewith, provided that the Supporting Securityholder may (i) exercise SRLC Options to acquire additional SRLC Shares and (ii) transfer their SRLC Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Supporting Securityholder or under common control with or controlling the Supporting Securityholder, provided that (w) such transfer shall not relieve or release the Supporting Securityholder of or from its obligations under the Arrangement Agreement, including, without limitation, the obligation of the Supporting Securityholder to vote or cause to be voted all SRLC Securities in favour of the Arrangement, (x) prompt written notice of such transfer is provided to Sprott, (y) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Sprott in advance of such transfer, and (z) the transferee continues to be a corporation or other entity directly or indirectly controlling the Supporting Securityholder, or owned or controlled by the Supporting Securityholder, at all times prior to the Effective Time; or

(b)	deposit any of the SRLC Securities into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its SRLC Securities, in each case, without having first obtained the prior written consent of Sprott, which consent is within the sole discretion of Sprott and may be unreasonably withheld.

Each Supporting Securityholder also agreed that:

(a)	they shall not, directly or indirectly:

(i)	solicit, initiate, knowingly encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than Sprott) regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

(iii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; and

(iv)	accept or enter into or propose publicly to accept or enter into a contract with any Person relating to an Acquisition Proposal.

(b)	they shall:

(i)	immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of their Voting and Support Agreement with any Person (other than Sprott) by or on behalf of the Supporting Securityholder with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Supporting Securityholder;

(ii)	vote (or cause to be voted) all of the SRLC Securities (to the extent that such SRLC Securities are entitled to a vote in respect of such matters) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution (and any actions required in furtherance thereof) at every meeting of the securityholders of the Company at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and against any resolution proposed by the Company or any other Person that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or delay or interfere with, the completion of the Arrangement;

(iii)	except as contemplated by the Voting and Support Agreement, not vote or grant to any Person other than Sprott a proxy to vote or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the SRLC Securities (and will cause such SRLC Securities not to be voted) in favour of any Acquisition Proposal;

(iv)	deliver, or cause to be delivered, to the Company’s transfer agent, or as otherwise directed by the Company, after receipt of proxy materials for, and no later than ten (10) days before the date of, the Meeting or any other meeting of the securityholders (or any of them) of the Company called for the purpose of approving the Arrangement, a duly executed proxy directing that the SRLC Securities be voted at such meeting in favour of the Arrangement and all related matters;

(v)	not support any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Arrangement; and

(vi)	not do anything that would reasonably be expected to frustrate or hinder the consummation of the Arrangement.

Each Supporting Securityholder agreed not to assert or exercise any Dissent Rights in respect of the Arrangement or the transactions associated therewith that each Supporting Securityholder may have or commenced or participated in, and agreed to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or Sprott or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of any agreement relating to the Arrangement or the consummation of the Arrangement.

Nothing in the Voting and Support Agreements will limit or affect any actions or omissions taken by a Supporting Securityholder in its capacity as such a director or officer (including in exercising rights under the Arrangement Agreement) and no such actions or omissions shall be deemed a breach of any Voting and Support Agreement, or will be construed to prohibit, limit or restrict a Supporting Securityholder from exercising its fiduciary duties as a director or officer of the Company.

The Voting and Support Agreements contain customary representations and warranties on the part of each Supporting Securityholder. The Voting and Support Agreements shall automatically terminate upon the earlier of: (a) the Effective Time; or (b) the mutual consent in writing of Sprott and the Supporting Shareholder. The Voting and Support Agreements may also be terminated by a Supporting Securityholder if: (a) any representation or warranty of Sprott under the Arrangement Agreement is untrue or incorrect in any material respect; (b) the form or amount of the Consideration offered by Sprott to the SRLC Shareholders pursuant to the Arrangement is reduced or changed in any respect that is, in each case, materially adverse to a Supporting Securityholder; (c) the Board of Directors publicly announces its recommendation in support of a Superior Proposal; or (d) the Arrangement is not completed by the Outside Date.

As of May 8, 2013, 25.4% of the voting rights attached to the issued and outstanding SRLC Shares (on an undiluted basis) were subject to Voting and Support Agreements.

Comparison of Shareholder Rights

As a result of the Arrangement, the Shareholders will become shareholders of the Combined Company, a corporation incorporated under and governed by the OBCA. As shareholders of an OBCA corporation, the rights of the Shareholders will differ in certain respects from their rights as shareholders of SRLC, a corporation incorporated under the CBCA. Please see Appendix L to this Circular for a comparison of these rights.

Regulatory Matters

Competition Act Approval

Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the Competition Act (“Notifiable Transactions”) by the parties to the transaction.

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner or the Commissioner has waived the parties’ notification obligation. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or notifies the parties that he does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act to the Competition Tribunal (a “No Action Letter”).

Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an ARC or, if he is not prepared to issue an ARC, a No Action Letter. A transaction in respect of which an ARC is issued pursuant to Section 102 of the Competition Act is exempt from the notification requirements of Part IX of the Competition Act. Where the Commissioner issues a No Action Letter in lieu of an ARC, he also may waive the notifying parties’ obligation to submit a notification if in their ARC request they supplied the Commissioner with information that is substantially similar to the information required in a notification pursuant to Subsection 114(1) and the applicable regulation (a “Waiver”).

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the proposed merger not proceed or, prohibit the parties from doing any other act or thing it considers to be necessary. If the merger is completed, the Competition Tribunal may order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal can order a person to take any other action. The Competition Tribunal cannot, however, issue a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The transactions contemplated by the Arrangement constitute a “merger” and a Notifiable Transaction for the purposes of the Competition Act. Sprott and the Company submitted a request for an ARC or, in the alternative a No Action Letter and Waiver to the Commissioner on May 14, 2013.

The completion of the Arrangement is conditional on, among other things, Competition Act Approval.

Court Sanction of the Arrangement and Completion of the Arrangement

An arrangement of a company under the CBCA requires sanction by the Court. On May 24, 2013, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached to this Circular as Appendix G and Appendix H , respectively.

If the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place at 330 University Avenue, Toronto, Ontario, on July 19, 2013, at 10:00 a.m. (Toronto time), or as soon after such time as counsel may be heard (the “Presentation Date”). Any Company Securityholders wishing to appear in person or to be represented by counsel at the hearing of the motion for the Final Order may do so but must comply with certain procedural requirements described in the Notice of Application for the Final Order, including filing an appearance with the Court and serving same upon the Company and Sprott via their respective counsel by July 17, 2013.

The Court has broad discretion under the CBCA when making orders with respect to arrangements. The Court, when hearing the motion for the Final Order, will consider, among other things, the fairness of the Arrangement to Company Securityholders. The Court may approve the Arrangement in any manner it may direct and determine appropriate. Prior to the hearing on the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the 1933 Act for the Sprott Shares to be issued pursuant to the Arrangement to holders of SRLC Shares, such exemption is referred to as the Section 3(a)(10) Exemption in this Circular. See “Arrangement Resolution Matters—Securities Laws – U.S. Securities Laws”.

Once the Final Order is granted and the other conditions contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, the Articles of Arrangement will be filed with the Director under the CBCA for issuance of the Certificate of Arrangement giving effect to the Arrangement.

Effect of the Arrangement on Markets and Listing

The SRLC Shares are listed on the TSX in Canada under the symbol “SIL” and on the NYSE MKT in the United States under the symbol “SILU”. If permitted by applicable Law, the Company expects to be de-listed from the TSX and NYSE MKT following the Effective Date. Following the Effective Date, the Company will seek to cease to be a reporting issuer under Canadian Securities Laws and seek to suspend all reporting obligations under the U.S. Exchange Act. As a result, the Company will no longer be subject to the ongoing disclosure and other obligations currently imposed upon it under such legislation.

Sprott has applied to list the Sprott Shares issuable by Sprott under the Arrangement on the TSX. It is also a condition of closing that Sprott shall have obtained conditional approval of the TSX for listing of the Sprott Shares issuable to Shareholders pursuant to the Arrangement on the TSX.

Effects on the Company if the Arrangement is Not Completed

If the Arrangement Resolution is not approved by the Shareholders or if the Arrangement is not completed for any other reason, Shareholders will not receive any payment for any of their SRLC Shares in connection with the Arrangement and the Company will remain a reporting issuer and the SRLC Shares will continue to be listed on the TSX and NYSE MKT. See “Arrangement Resolution Matters – Risk Factors – Risk Factors Relating to the Arrangement”.

Securities Laws

The following is a brief summary of the Canadian and U.S. securities law considerations applying to the transactions contemplated herein not discussed elsewhere in this Circular.

Canadian Securities Laws

Each Shareholder is urged to consult such Shareholder’s professional advisors to determine the conditions and restrictions applicable to trades in the Sprott Shares, which form part of the Consideration, under Canadian Securities Laws.

Distribution and Resale of Sprott Shares under Canadian Securities Laws

The distribution of the Sprott Shares pursuant to the Arrangement will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian Securities Laws. The Sprott Shares may be resold in each of the provinces and territories of Canada provided the trade is not a ‘‘control distribution’’ as defined for the purposes of National Instrument 45-102 – Resale of Securities, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of that sale and, if the selling securityholder is an insider or officer of Sprott, the insider or officer has no reasonable grounds to believe that Sprott is in default of Canadian Securities Laws.

Please refer to the discussion of MI 61-101 requirements applicable to the Arrangement under the heading “Arrangement Resolution Matters – Minority Approval and Multilateral Instrument 61-101”.

U.S. Securities Laws

Status under United States Securities Laws

Each of SRLC and Sprott is currently a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act and Rule 405 under the 1933 Act. The SRLC Shares are listed on the TSX in Canada under the symbol “SIL”, and on the NYSE MKT in the United States under the symbol “SILU”. Following the Effective Time, the Company will be delisted from both the TSX and NYSE MKT. It is expected that the Combined Company will be a “foreign private issuer” and that the Combined Company Shares will be listed on the TSX.

Exemption from the Registration Requirements of the 1933 Act

The Sprott Shares to be issued by Sprott to Shareholders pursuant to the Arrangement have not been and will not be registered under the 1933 Act or any applicable securities laws of any state of the United States, and will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by the Section 3(a)(10) thereof and exemptions from registration or qualification under any applicable securities laws of any state of the United States. Section 3(a)(l0) of the 1933 Act exempts from registration the distribution of securities that are issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 24, 2013, and, subject to the approval of the Arrangement by Shareholders, a hearing in respect of the Final Order for the Arrangement is currently scheduled to take place on July 19, 2013, at 10:00 a.m. (Toronto time) in Toronto, Ontario. Each Company Securityholder is entitled to appear and be heard at this hearing. The Court will be asked for a declaration as part of the Final Order that the Arrangement is fair to the Unaffiliated Shareholders. The Court will also be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption under the 1933 Act with respect to the Sprott Shares to be issued pursuant to the Arrangement. Accordingly, pursuant to Section 3(a)(10) of the 1933 Act, the Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the Sprott Shares issued in connection with the Arrangement.

Sprott Shares are not Listed in the U.S.

Sprott shares are not listed on any national securities exchange in the United States and, assuming completion of the transactions contemplated by the Arrangement, the Combined Company intends to effect filings and take such steps as are necessary to terminate its reporting obligations under the U.S. Exchange Act.

Resales of Sprott Shares Issued to Shareholders in the United States at the Effective Time

The ability of a Shareholder in the United States (a “U.S. Shareholder”) to resell the Sprott Shares issued to it at the Effective Time of the Arrangement will depend on whether the Shareholder is an “affiliate” of Sprott after the Effective Time or was an “affiliate” of Sprott within the three months prior to the Effective Time or the contemplated resale transaction. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”.

The resale rules applicable to U.S. Shareholders are summarized below. U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of Sprott Shares issued to them pursuant to the Arrangement complies with all applicable United States securities laws.

In general, the Sprott Shares to be issued pursuant to the Arrangement will not be subject to resale restrictions under the 1933 Act unless the Sprott Shares are received by Shareholders that are deemed to be, or have been in the preceding three months, “affiliates” of Sprott. The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who were “affiliates” of Sprott within the three months prior to the Arrangement and persons who are “affiliates” of Sprott after the Arrangement. As defined in Rule 144 under the 1933 Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

Persons or entities, who are affiliates of Sprott after the Effective Time or within three months prior to the Effective Time or the contemplated resale transaction, will be subject to restrictions on resale imposed by the 1933 Act with respect to Sprott Shares in the United States. These affiliates may not resell their Sprott Shares unless such Sprott Shares are registered under the 1933 Act or an exemption from the registration requirements of the 1933 Act is available. Affiliates may resell their Sprott Shares in the United States in accordance with the provisions of Rule 144 under the 1933 Act, including the availability of current public information regarding Sprott and compliance with the applicable holding period, the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the 1933 Act. Affiliates of Sprott in the United States who are affiliates solely by virtue of their status as an officer or director of Sprott may also be able to resell their Sprott Shares pursuant to Regulation S, as described below.

Resale of Sprott Shares by Affiliates of Sprott Pursuant to Regulation S

Provided that Sprott remains a “foreign private issuer” as defined in Rule 405 of the 1933 Act, a person who is an affiliate of Sprott after the Effective Time, or who was an affiliate within ninety days prior to the Effective Time or the contemplated resale transaction, may, under the 1933 Act, resell the Sprott Shares issued to them pursuant to the Arrangement in an “offshore transaction” in accordance with Regulation S, provided that: (a) he or she is an affiliate of Sprott at the time of the resale transaction solely by virtue of having a position as an officer or director of Sprott; (b) no “directed selling efforts” as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf; and (c) the conditions imposed by Regulation S under the 1933 Act for “offshore transactions” are satisfied. An “offshore transaction” includes a transaction executed using the facilities of the TSX, provided the offer of the securities is not made to a person in the United States, and neither the seller nor any person acting on the seller’s behalf knows the transaction has been prearranged with a buyer in the United States. In addition, in the case of an offer or sale of securities by an officer or director of Sprott who is an affiliate of Sprott solely by virtue of holding such position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Risk Factors

In assessing the Arrangement, Shareholders should carefully consider the risks described in the SRLC AIF, the SRLC MD&A, the Sprott AIF and the Sprott MD&A incorporated by reference in this Circular, which are filed on SEDAR, together with the other information contained in or incorporated by reference into this Circular. Additional risks and uncertainties, including those currently unknown to or considered to be not material by SRLC, may also adversely affect the business of the Combined Company or any one or more of SRLC, Sprott and the Combined Company. The Arrangement and the operations of the Combined Company and Sprott are subject to certain risks including the following:

Risk Factors Relating to the Arrangement

There can be no certainty that all conditions to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the share price of the Company or otherwise adversely affect the business of the Company.

The completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of the Company, including approval of the Arrangement Resolution by the Shareholders, receipt of Competition Act Approval, approval of the TSX, and receipt of the Final Order. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Arrangement is not completed, the market price of the SRLC Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Board of Directors decides to seek another merger, business combination or funding for project development, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement or reasonable funding alternatives.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. In addition, SRLC may be required to pay for Sprott’s expenses in certain circumstances. See “Arrangement Resolution Matters – Arrangement Agreement—Reimbursement and Termination Payment”.

The Sprott Shares issued in connection with the Arrangement may have a market value different than expected.

Pursuant to the Arrangement, each Shareholder will be entitled to receive 0.5 Sprott Shares and $0.15 in cash for each SRLC Share held. The market value of the Sprott Shares at the Effective Time may vary significantly from the market value of the Sprott Shares immediately prior to the announcement of the Arrangement and at the Closing the Arrangement. If the market value of Sprott Shares declines, the value of the Consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Sprott, SRLC and the Combined Company, regulatory considerations, general market and economic conditions, changes in precious metal prices and other factors over which neither SRLC nor Sprott has control. In addition, U.S. shareholders may experience reduced liquidity and foreign exchange risk in light of the fact that the Sprott Shares are only listed on the TSX.

The Termination Payment provided under the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, the Company is required to pay Sprott a Termination Payment of $6.8 million in the event the Arrangement Agreement is terminated in certain circumstances following the occurrence of a Termination Payment Event. In the event that the MSA with SLCLP is also terminated, an additional fee of up to $2.2 million would be payable to SLCLP. Such payments may discourage other parties from attempting to acquire the SRLC Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. See “Arrangement Resolution Matters—Arrangement Agreement —Termination Payment Event”.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of the SRLC Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval by Shareholders, the receipt of the Competition Act Approval, approval of the TSX and receipt of the Final Order. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement. If: (a) the Company otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, the closing conditions to the transaction and the Arrangement is not completed; (b) a Company Material Adverse Change has occurred that results in the termination of the Arrangement Agreement; or (c) any legal proceeding results in enjoining the transactions contemplated by the Arrangement, the Company could be subject to various adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement, including, among others, legal, accounting, financial advisory and financial printing expenses.

The issuance of a significant number of Sprott Shares could adversely affect the market price of Sprott Shares.

If the Arrangement is completed, a significant number of additional Sprott Shares will be available for trading in the public market. The increase in the number of Sprott Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Sprott Shares.

SRLC’s directors and officers may have interests in the Arrangement that are different from those of the Shareholders.

In considering the recommendation of the Board of Directors to vote in favour of the Arrangement Resolution, Shareholders should be aware that certain directors and officers of the Company may have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Shareholders, generally. See “Arrangement Resolution Matters—Interests of Certain Persons in the Arrangement” and “Arrangement Resolution Matters—Minority Approval and Multilateral Instrument 61-101”.

Risks Factors Relating to Shareholders in the United States

Holders of Sprott Shares issued in the Arrangement will no longer have access to the NYSE MKT to trade their shares.

The SRLC Shares are listed on the TSX in Canada under the symbol “SIL” and on the NYSE MKT under the symbol “SILU”. The Sprott Shares are currently listed on the TSX under the symbol “SII”. Therefore, the Sprott Shares that Shareholders will receive as part of the Consideration will be listed on the TSX but not on a U.S. stock exchange. As a result, U.S. holders of Sprott Shares issued in the Arrangement will no longer have access to a U.S. stock exchange on which to sell their Sprott Shares.

Holders of Sprott Shares issued in the Arrangement may not have access to the information previously made available by SRLC pursuant to the U.S. Exchange Act reporting obligations.

The SRLC Shares are listed on the TSX in Canada under the symbol “SIL” and on the NYSE MKT in the United States under the symbol “SILU”. While the Company currently files periodic reports with the SEC pursuant to the U.S. Exchange Act, Sprott does not do so, and has informed the Company that the Combined Company intends to take applicable steps to suspend all reporting obligations under the U.S. Exchange Act. Therefore, holders of Sprott Shares issued in the Arrangement will not have access to the same type of information as provided in the Company’s periodic filings with the SEC, except inasmuch as such information is provided pursuant to Canadian securities law.

U.S. Shareholders are subject to potential foreign currency exchange rate risk.

Pursuant to the Arrangement, each Company Shareholder will be entitled to receive 0.5 Sprott Shares and $0.15 in cash for each SRLC Share held. The Cash Consideration being issued in connection with the Arrangement is denominated in Canadian dollars. Shareholders can also elect to receive the Cash Consideration in U.S. dollars by checking the appropriate box in the Letter of Transmittal, in which case such Shareholders will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Shareholders electing to receive the Cash Consideration in U.S. dollars will be subject to foreign exchange risk in the event that the value of the U.S. dollar declines in relation to the Canadian dollar.

The exchange of SRLC Shares for Sprott Shares and cash by a U.S. Holder may be a fully taxable transaction for U.S. federal income tax purposes.

U.S. Holders should be aware that, while the Arrangement has been structured to qualify as a tax-deferred reorganization under the Code, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Arrangement. It is therefore possible that the Arrangement will be treated as a fully taxable transaction for U.S. federal income tax purposes.

Even if the Arrangement Qualifies as a tax-deferred reorganization for federal income tax purposes, U.S. Holders may nevertheless be required to recognize any gains on their SRLC Shares under the PFIC rules.

Even if the Arrangement otherwise qualifies as a tax-deferred reorganization, U.S. Holders may nevertheless be required to recognize any gains on their SRLC Shares under a special adverse tax regime imposed on gains from the sale or other disposition of shares of a PFIC if (a) the Company or its Subsidiaries were or are PFICs for any taxable year during the U.S. Holder’s holding period for the SRLC Shares, and (b) Sprott is not a PFIC for its taxable year that includes the day after the Effective Date. The Company believes that it and its Subsidiaries were PFICs for their most recent taxable years and that they will be PFICs for their current taxable years that include the Effective Date. Sprott does not believe that it will be a PFIC for its current taxable year that includes the Effective Date.

If the PFIC rules apply to a U.S. Holder’s disposition of SRLC Shares in the Arrangement, then the gain recognized by the U.S. Holder in the Arrangement will be allocated rateably over the U.S. Holder’s holding period for the shares. The portion of the gain allocated to the current year and to years before the Company or its Subsidiaries were PFICs will be taxed in the current year at ordinary income rates. The portion of the gain allocated to every other year will be taxed at the highest marginal rate applicable to ordinary income for that year (regardless of the U.S. Holder’s actual marginal rate for the year and without reduction by any losses or loss carryforwards) and the tax determined would be subject to an interest charge to reflect the value of the U.S. income tax deferral. This interest is not deductible by non-corporate U.S. Holders.

U.S. Holders should carefully read the information in this Circular under the heading “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations” and are strongly urged to consult with their own tax advisors about the impact of the PFIC rules on their investment in SRLC Shares, the Arrangement, and the resulting receipt of Sprott Shares, including, without limitation, whether a “QEF” election, “deemed sale” election or “mark-to-market” election may be used to reduce the potentially significant adverse U.S. federal income tax consequences of the PFIC rules.

Sprott may be or become a PFIC for U.S. federal income tax purposes, which could have negative tax consequences to U.S. Holders of Sprott Shares.

Although Sprott believes that it will not be a PFIC for its current taxable year that includes the Effective Date, and that it will not be a PFIC in subsequent taxable years, these assumptions could prove incorrect. The determination of whether Sprott is or will be a PFIC for any taxable year is made on an annual basis and is based on the types of income earned and the types and value of Sprott’s assets from time to time, all of which are subject to change. In addition, this analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, whether Sprott is or will be a PFIC for the current or any subsequent taxable year cannot be predicted with certainty, and there can be no assurance that the IRS will not challenge any determination made by Sprott concerning its PFIC status.

A U.S. Holder whose holding period for Sprott Shares includes a part of any year in which Sprott is a PFIC may be subject to a special adverse tax regime imposed on gains on the sale or other disposition of shares of a PFIC and on “excess distributions” from a PFIC. U.S. Holders should carefully read the information in this Circular under the heading “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations” and are strongly urged to consult their own tax advisors about the impact of the PFIC rules on their acquisition, ownership, and disposition of Sprott Shares received pursuant to the Arrangement, including, without limitation, whether a “QEF” election, “deemed sale” election or “mark-to-market” election may be used to reduce the potentially significant adverse U.S. federal income tax consequences of the PFIC rules, if Sprott is or becomes a PFIC.

Risk Factors Related to the Operations of Sprott

Following the completion of the Arrangement, the Combined Company will continue to face many of the risks that Sprott currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to Sprott is contained under the heading “Risk Factors” in the Sprott AIF and Sprott MD&A, incorporated by reference into this Circular, and in Sprott’s other filings with Securities Authorities.

Risks Related to the Operations of the Combined Company

The Combined Company may not realize the benefits currently anticipated.

The success of the Combined Company will depend in large part on the success of management of the Combined Company in integrating the operations of SRLC with those of Sprott after the Effective Date and achieving expected cost efficiencies and synergies. The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of the Combined Company.

The overall integration of the operations of SRLC into the Combined Company may also result in unanticipated operational problems, expenses, liabilities and diversion of management’s time and attention.

Procedure for the Exchange of SRLC Shares

Registered Shareholders

In order to receive the Sprott Shares if the Arrangement Resolution is passed and the Arrangement is completed, a Registered Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in this Circular. The Letter of Transmittal is also available from the Depositary, at 1-866-393-4891 (North American Toll-Free), 416-361-0152 (Local) or by email at corporateactions@equityfinancialtrust.com, or under the Company’s profile on SEDAR at www.sedar.com.

Before the Effective Time, Sprott will deposit with the Depositary certificates representing the Sprott Shares and the Cash Consideration issued pursuant to the Arrangement. The Depositary will act as the agent of persons who have deposited SRLC Shares pursuant to the Arrangement for the purpose of receiving the Consideration and transmitting certificates representing the Sprott Shares and cheques representing the Cash Consideration to such persons, and receipt of the Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing SRLC Shares.

Upon surrender to the Depositary of the certificate(s) that immediately prior to the Effective Time represented SRLC Shares and a duly completed Letter of Transmittal and such other documents as the Depositary may require, a former Shareholder will be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time, the Depositary will deliver to such Shareholder a certificate representing the number of Sprott Shares such shareholder is entitled to receive under the Arrangement, being 0.5 of an Sprott Share, and $0.15 in cash, less any amounts withheld pursuant to Section 5.4 of the Plan of Arrangement, for each SRLC Share so exchanged (together with any dividends or distributions with respect thereto pursuant to Section 3.2 of the Plan of Arrangement).

Payment of the Cash Consideration to Shareholders will be denominated in Canadian dollars. However, a Shareholder can also elect to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal, in which case such Shareholder will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. Shareholders electing to have the Cash Consideration paid in U.S. dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of the Shareholder.

If a Shareholder wishes to receive cash payable in U.S. dollars, the box captioned “Currency of Payment” in the Letter of Transmittal must be completed. Otherwise, the Cash Consideration will be paid in Canadian dollars.

In the event of a transfer of ownership of SRLC Shares which is not registered in the transfer records of the Company, a certificate representing the Share Consideration (together with any dividends or distributions with respect thereto pursuant to Section 5.3 of the Plan of Arrangement) and the Cash Consideration shall be delivered to a transferee if the certificate formerly representing such SRLC Shares is presented to the Depositary at its offices, accompanied by the foregoing documents together with all other documents required to evidence and effect such transfer.

Until surrendered, each certificate that immediately prior to the Effective Time represented SRLC Shares will be deemed at any time after the Effective Time to, subject to certain exceptions, represent only the right to receive upon surrender: (a) the certificate representing the Share Consideration; (b) any dividends or distributions with a record date on or after the Effective Date theretofore paid or payable with respect to the Share Consideration as contemplated by Section 5.3 of the Plan of Arrangement; and (c) the Cash Consideration.

The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) representing SRLC Shares and how Shareholders will receive the Consideration under the Arrangement. Shareholders should return properly completed documents, including the Letter of Transmittal, to the Depositary. Shareholders with questions regarding the deposit of SRLC Shares should contact the Depositary, at 1-866-393-4891 (North American Toll-Free), 416-361-0152 (Local) or by email at corporateactions@equityfinancialtrust.com. Further information with respect to the Depositary is set forth in the Letter of Transmittal. In order for Shareholders to receive the Consideration as soon as possible after the closing of the Arrangement, Registered Shareholders should submit their SRLC Shares and the Letter of Transmittal as soon as possible.

Registered Shareholders will not actually receive their Consideration until the Arrangement is completed and they have returned their properly completed documents, including the Letter of Transmittal and share certificates for their SRLC Shares.

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding SRLC Shares which were exchanged for the Consideration shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Share Consideration, and the Cash Consideration, that such holder is entitled to receive in accordance with Subsection 3.1(c) of the Plan of Arrangement. When authorizing such delivery of Consideration, which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Sprott and the Depositary in such amount as Sprott and the Depositary may direct, or otherwise indemnify Sprott and the Depositary in a manner satisfactory to Sprott and the Depositary, against any claim that may be made against Sprott or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles or by-laws of the Company.

Where a certificate for SRLC Shares has been destroyed, lost or stolen, the Registered Shareholder of that certificate should immediately contact the Depositary.

Non-Registered Shareholders

The exchange of SRLC Shares for Consideration in respect of Non-Registered Shareholders is expected to be made with the Non-Registered Shareholder’s broker, securities dealer, trust corporation or other Intermediary account through the procedures in place for such purposes between CDS Clearing and Depository Services Inc. and such Intermediary. Non-Registered Shareholders should contact their Intermediary if they have any questions regarding this process and to arrange for their Intermediary to complete the necessary steps to ensure that you receive payment for your SRLC Shares as soon as possible following completion of the Arrangement. See “Information Concerning the Meeting – Voting By Non-Registered Shareholders”.

Optionholders

Optionholders are not required to take any action in respect of the completion of the Arrangement. After the Effective Time, notwithstanding the terms of the SRLC Stock Option Plan or any agreements or other arrangements relating to the SRLC Options, each SRLC Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be unconditionally vested and exercisable, and such SRLC Options shall be deemed to be assigned and transferred from the holder to the Company in consideration for a cash payment equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per SRLC Option of such SRLC Option. See “Arrangement Resolution Matters—Arrangement Steps”.

Limitation and Proscription

To the extent that a former Shareholder has failed to return the certificates representing the former SRLC Shares together with a duly completed Letter of Transmittal and such other required documents on or before the date which is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such former Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Shareholder was entitled to receive shall be delivered to Sprott by the Depositary and certificates representing Sprott Shares forming the Share Consideration shall be cancelled by Sprott, and the interest of the former Shareholder in the Consideration to which it was entitled shall be terminated as of such final proscription date.

Fractional Shares

No fractional Sprott Shares shall be issued to former Shareholders in connection with the Plan of Arrangement. The number of Sprott Shares to be issued to former Shareholders shall be rounded up to the nearest whole Sprott Share in the event that a former Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a Sprott Share and shall be rounded down to the nearest whole Sprott Share in the event that a former Shareholder is entitled to a fractional share representing less than 0.5 of a Sprott Share. No compensation will be paid to a former Shareholder in respect of such fractional SRLC Shares.

Arrangement Agreement

The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. The following is a summary of the principal terms of the Arrangement Agreement and the Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is attached to this Circular as Appendix C at www.sedar.com, and to the Plan of Arrangement, which is attached to this Circular as Appendix D.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties made by each of the Company and Sprott. The assertions embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosure to Shareholders, or are used for the purpose of allocating risk between Sprott and SRLC. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement contains customary representations and warranties of the Company relating to certain matters including, among other things: organization, good standing and qualification; capital structure; subsidiaries; corporate authority, approval and fairness; governmental filings and no violations; reports and financial statements; absence of certain changes; legal proceedings; employee benefits; legal and regulatory compliance; unlawful payments; material contracts; owned properties, leased properties and assets; environmental matters; taxes; labour and employee matters; intellectual property; insurance; brokers; related party transactions; independent directors and Special Committee; loans and commitments; and financial instrument obligations.

In addition, the Arrangement Agreement contains representations and warranties of Sprott relating to certain matters including, among other things: organization, good standing and qualification; capital structure; subsidiaries; corporate authority; governmental filings and no violations; absence of certain changes; legal proceedings, unlawful payments; environmental matters; taxes; intellectual property; insurance; related party transactions; availability of share consideration; reports and financial statements; finders’ fees; legal and regulatory compliance; dividend policy; investment company status; Canadian corporation status; and Investment Canada Act status.

Conditions to the Arrangement Becoming Effective

Mutual Conditions Precedent

The respective obligations of the Company and Sprott to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified, each of which may only be waived with the mutual consent of the Company and Sprott:

(a)	the Arrangement Resolution shall have been approved by the Shareholders at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(c)	Competition Act Approval shall have been obtained and has not been modified in a way that would enjoin or prohibit closing of the Arrangement;

(d)	no Governmental Entity shall have after the date of the Arrangement Agreement enacted, issued, promulgated, made, enforced or entered, any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement;

(e)	the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Share Consideration to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, and the TSX and NYSE MKT shall have, if required, accepted notice for any filings of contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of such the TSX or the NYSE MKT; and

(f)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Company Conditions

The obligations of the Company to complete the transactions contemplated by the Arrangement Agreement are subject to fulfillment of the following conditions (which may be waived in whole or in part by the Company at any time):

(a)	all representations and warranties of Sprott set forth in the Arrangement Agreement being true and correct in all respects, without regard to any materiality qualifications contained in them as at the date of the Arrangement Agreement and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality or Sprott Material Adverse Change qualifications contained in them, except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, have a Sprott Material Adverse Change; provided that the representations and warranties of Sprott in Sections 1, 2, 3, 4, and 6(b)(A) of Schedule D of the Arrangement Agreement shall be true in all material respects as of the date of the Arrangement Agreement and as of the Effective Time as though made at and as of the Effective Time, and the Company shall have received a certificate of Sprott addressed to the Company and dated the Effective Date, signed on behalf of Sprott by two senior executive officers of Sprott (on Sprott’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	all covenants of Sprott under the Arrangement Agreement to be performed on or before the Effective Time having been duly performed by Sprott in all material respects, and the Company having received a certificate of Sprott addressed to the Company and dated the Effective Date, signed on behalf of Sprott by two senior executive officers of Sprott (on Sprott’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date the Arrangement Agreement) any Sprott Material Adverse Change; and

(d)	Sprott shall have complied with its obligations under Section 2.10 of the Arrangement Agreement and the Depositary shall have confirmed receipt of the Consideration and funds contemplated thereby.

Sprott Conditions

The obligations of Sprott to complete the transactions contemplated by the Arrangement Agreement is subject to fulfillment of the following conditions (which may be waived in whole or in part by Sprott at any time):

(a)	all representations and warranties of the Company set forth in the Arrangement Agreement shall be true and correct in all respects as of the date the Arrangement Agreement and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality or Company Material Adverse Change qualifications contained in them, except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, a Company Material Adverse Change; provided that the representations and warranties of the Company in Sections 1, 2, 3, 4, and 7(b)(A) of Schedule C of the Arrangement Agreement shall be true in all material respects as of the date the Arrangement Agreement and as of the Effective Time as though made at and as of the Effective Time, and Sprott shall have received a certificate of the Company addressed to Sprott and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	all covenants of the Company under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and Sprott shall have received a certificate of the Company addressed to Sprott and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date the Arrangement Agreement) any Company Material Adverse Change;

(d)	no act, action, suit, demand or proceeding shall have been commenced or threatened in writing by any Governmental Entity and no Law shall have been proposed, enacted, promulgated or applied, in either case, to cease trade, enjoin, prohibit, or impose material limitations, damages or material additional conditions on, the completion of the Arrangement; and

(e)	the aggregate number of SRLC Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of SRLC Shares outstanding immediately prior to the Effective Time.

Covenants

In the Arrangement Agreement, each of the Company and Sprott has agreed to certain customary negative and affirmative covenants relating to the operation of their respective businesses and the Arrangement. The Company has agreed in favour of Sprott that it will, among other things, cause the business of the Company to be conducted in the ordinary course of business and use commercially reasonable efforts to preserve intact its present business organization, pay and perform all material obligations when due and maintain its current relationships with Governmental Entities and other persons having business dealings with the Company or any of its Subsidiaries, and prepare and file any requisite regulatory filings with any Governmental Entity (including a Securities Authority) on a timely basis and in accordance with the ordinary course of business. The Company also has agreed to certain restrictions on its activities, including, among other things: amend its by-laws and articles of continuance; merge or consolidate the Company; form any Subsidiary or acquire assets with a value in excess of $250,000; issue, sell, transfer or encumber Company Securities; other than in the ordinary course of business or as disclosed in the Company Disclosure Letter, incur any lien on any assets of the Company in excess of $250,000; make any loans to any person other than in the ordinary course of business (which includes the loans listed in the Company Disclosure Letter); declare or pay any dividend (other than any Permitted Dividends) or repurchase any shares; except as disclosed in the Company Disclosure Letter, incur any indebtedness; make any capital expenditures in excess of $250,000; make any changes with respect to accounting policies; settle any legal proceedings; enter into any new material contract; amend any material contract; transfer any material assets of the Company; increase the compensation or benefits of any employee, promote any employee, pay any bonus, amend or establish any new employment agreement, make any severance payments, establish or amend any Benefit Plan, or hire any person; and refrain from doing certain matters in respect of tax, tax returns and tax elections. The Company also agreed in favour of Sprott to obtain, at its own expense, the Fairness Opinion and the Valuation and to provide copies of each to Sprott immediately upon receipt by the Company.

Sprott has agreed in favour of the Company that it will, among other things, subject to certain exceptions, cause the business of Sprott to be conducted in the ordinary course of business and use commercially reasonable efforts to preserve intact its present business organization, pay and perform all material obligations when due and maintain its current relationships with Governmental Entities and other persons having business dealings with Sprott or any of its Subsidiaries, and prepare and file any requisite regulatory filings with any Governmental Entity (including a Securities Authority) on a timely basis and in accordance with the ordinary course of business. Sprott also agreed in favour of the Company that it shall not, directly or indirectly, and shall cause each of its Subsidiaries not to, subject to certain exceptions, acquire any person or make any investment that has a value greater than $50 million.

Each of the parties has covenanted in favour of the other that it will, among other things: cooperate and provide assistance to the other Party in respect of the Competition Filings, including the provision of information regarding itself and any respective Subsidiaries and commercial activities relevant to the preparation of any filing or submission to a Governmental Entity; with respect to the Competition Act Approval, Sprott shall submit a letter to the Commissioner requesting an advance ruling certificate or, in the alternative, a No-Action Letter and Waiver, and, if the Competition Act Approval has not been obtained within 21 days from when Sprott submitted the letter to the Commissioner, Sprott or Company may, at any time thereafter, notify the other Party that it intends to file a notification pursuant to Subsection 114(1) of the Competition Act in which case Sprott and Company shall each submit its respective notification to the Commissioner within seven Business Days thereof; submit to the appropriate Governmental Entities all filings necessary or advisable to obtain or satisfy the Competition Act Approval; respond as quickly as reasonably practicable to any requests for non-privileged information or requests for meetings by a Governmental Entity in respect of the Competition Act Approval filings; promptly advise the other of any material written or verbal communications that it receives from a Governmental Entity in respect of the Competition Filings and permit the other Party to participate in any meetings with any Governmental Entity and participate or review any material written or verbal communication before it is made to any Governmental Entity; and promptly pay any mandatory filing fees payable to a Governmental Entity in connection with the Competition Act Approval filings, the costs of which shall be borne by Sprott.

Non-Solicitation

Except as expressly permitted in the Arrangement Agreement, the Company agreed that it shall not, directly or indirectly, including through any officer, director, employee, representative, advisor or agent of the Company or any Subsidiary, or otherwise:

(a)	make, solicit, knowingly assist, initiate, knowingly encourage, promote or otherwise knowingly facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that could reasonably be expected to lead to, an Acquisition Proposal;

(b)	participate in any discussions or negotiations with any person (other than Sprott or any of its representatives) regarding any Acquisition Proposal, provided that, for greater certainty, the Company may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until the earlier to occur of: (a) five (5) Business Days following the earlier of the receipt and the public announcement of such Acquisition Proposal; and (b) two (2) Business Days prior to the Meeting shall not be considered to be in violation of Section 7.2(1)) of the Arrangement Agreement;

(e)	release any person from, terminate, waive, amend or modify any provision of or otherwise forbear the enforcement of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party, provided that, for avoidance of doubt, any release or deemed waiver from the standstill provisions of any such agreement in accordance with its terms without further agreement or action by the Company or any of its Subsidiaries shall not constitute a breach of Section 7.2(1) of the Arrangement Agreement; or

(f)	accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding related to an Acquisition Proposal.

The Company shall, and shall cause each of its representatives to, immediately cease and cause to be terminated any existing solicitation, assistance, discussion, encouragement, negotiation or process with or involving any person (other than Sprott or any of its representatives) conducted by the Company or any of its representatives with respect to or which could reasonably be expected to lead to an actual or potential Acquisition Proposal, whether or not initiated by the Company or any of its representatives and, in connection therewith, the Company will discontinue access to any other third party to any data rooms (virtual or otherwise) made available by and under the control of the Company (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information). The

Company shall immediately request, to the extent permitted under the applicable confidentiality and standstill agreement (and exercise all rights it has to require) the return or destruction of all information provided to any third parties who have entered into a confidentiality and standstill agreement with the Company relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality and standstill agreements. The Company shall enforce the provisions of any confidentiality and standstill agreement to which it or any of its Subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

Notice of Superior Proposal, Information Rights and Right to Match

The Company shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Sprott, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could lead to an Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal, or for access to properties, books and records or a list of securityholders of the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request. The Company shall promptly provide (and in any event within 24 hours thereafter) copies of all correspondence, proposals, inquiries, offers or requests if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence, sent to the Company by or on behalf of the person making any such Acquisition Proposal or by or on behalf of the Company to the person making such Acquisition Proposal. The Company shall keep Sprott informed on a prompt basis of the status, including any change to the price offered or any other material terms, of any such proposal (including amendments and proposed amendments), inquiry, offer, request, or any amendment to the foregoing.

If at any time prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Meeting, the Company or any of its representatives receives any bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal) that provides for consideration per SRLC Share that the Board of Directors determines in good faith and acting reasonably, could reasonably be expected to result in a transaction more favorable from a financial point of view to the Shareholders than the Arrangement and was not solicited after the date the Arrangement Agreement in contravention of, and other than any Acquisition Proposal that resulted from a breach of, this covenant by the Company, its Subsidiaries or its representatives, then the Company and its representatives may, if the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, and that the failure to take the relevant action would be inconsistent with its fiduciary duties:

(a)	furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal and its representatives, provided that: (i) the Company first enters into a confidentiality and standstill agreement with such person that is no less favourable in the aggregate to the Company than the Confidentiality Agreement; and (ii) the Company sends a copy of such confidentiality and standstill agreement to Sprott immediately following its execution and before any non-public information is provided to such person and Sprott is promptly provided (to the extent not previously provided) with any such information provided to such person; and

(b)	engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its representatives, provided that the

Company sends a copy of such confidentiality and standstill agreement to Sprott immediately following its execution and before any non-public information is provided to such person and Sprott is promptly provided (to the extent not previously provided) with any such information provided to such person.

The Company may terminate the Arrangement Agreement in the case of a definitive agreement for a Superior Proposal and approve, accept and enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement as described above) if and only if:

(a)	the Company has complied in all material respects with its obligations under the non-solicitation provisions in the Arrangement Agreement;

(b)	the Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its respective fiduciary duties;

(c)	the Company has delivered written notice to Sprott of the determination of the Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to accept, approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of the Acquisition Proposal and all documentation (including all agreements, arrangements and understandings) comprising the Acquisition Proposal to the extent not previously provided and all documentation relating to the Company’s valuation of any non-cash consideration included in the Acquisition Proposal (collectively, the “Superior Proposal Notice”);

(d)	at least five (5) Business Days have elapsed from the date the Superior Proposal Notice was received by Sprott, which five (5) Business Day period is referred to as the “Right to Match Period”;

(e)	if Sprott has offered to amend the terms and conditions of the Arrangement Agreement during the Right to Match Period, the Board of Directors has determined that such Acquisition Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period; and

(f)	prior to or simultaneously with, and as a condition to the effectiveness of a termination of the Arrangement Agreement pursuant to a definitive agreement for a Superior Proposal, the Company pays the Termination Payment.

During the Right to Match Period, Sprott will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement, and the Company shall cooperate with Sprott with respect thereto, including meeting and negotiating in good faith with Sprott to enable Sprott to make such adjustments to the terms and conditions of the Arrangement Agreement and the Arrangement as Sprott deems appropriate and as would permit Sprott to proceed with the Arrangement and any related transactions on such adjusted terms. The Board of Directors will review any such offer by Sprott to amend the terms of the Arrangement and the Arrangement Agreement in order to determine, in good faith in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether Sprott’s offer to amend the Arrangement and the Arrangement Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period. If the Board of Directors determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the

Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, Sprott will amend the terms of the Arrangement and the Company and Sprott shall enter into an amendment to the Arrangement Agreement reflecting the offer by Sprott to amend the terms of the Arrangement and the Arrangement Agreement.

The Board of Directors will promptly reaffirm its Company Recommendation by press release after: (a) any Acquisition Proposal is publicly announced or made and the Board of Directors determines it is not a Superior Proposal; (b) the Board of Directors determines that a proposed amendment to the terms of the Arrangement would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, and Sprott has so amended the terms of the Arrangement; or (c) Sprott, acting reasonably, requests reaffirmation of such Company Recommendation by the Board of Directors, in which case the Board of Directors shall reaffirm such Company Recommendation within the earlier of: (i) five (5) Business Days of such request; and (ii) two (2) Business Days prior to the Meeting. Sprott will be given a reasonable opportunity to review and comment on the form and content of any such press release recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

Each additional amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or otherwise constitutes a material amendment to the Acquisition Proposal will constitute a new Acquisition Proposal, and Sprott shall be afforded a new Right to Match Period in respect of each such new Acquisition Proposal from the date the Superior Proposal Notice was received by Sprott in respect of such new Acquisition Proposal; provided that the Right to Match Period with respect to such amendment shall be three (3) Business Days. In the event the Company provides the notice on a date which is less than 11 days prior to the Meeting, Sprott shall be entitled to require the Company to adjourn or postpone the Meeting in accordance with the terms of the Arrangement Agreement to a date that is not more than 10 days after the scheduled date of the Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five (5) Business Days prior to the Outside Date. In the event the Company provides the notice, Sprott shall be entitled to require the Company to adjourn or postpone the Meeting to a date that is not less than five (5) Business Days after the Right to Match Period has expired, provided that in no event shall such adjourned or postponed meeting be held less than five (5) Business Days prior to the Outside Date. In the event the Company receives any proposal, inquiry, offer or request which could relate to or constitute an Acquisition Proposal on a date which is less than 11 days prior to the Meeting, the Board of Directors shall be entitled to adjourn or postpone the Meeting to a date that is not more than 10 days after the scheduled date of the Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five (5) Business Days prior to the Outside Date.

Nothing contained in the Arrangement Agreement shall prohibit the Company from complying with applicable securities laws, including making any disclosures or taking any actions that may be required under applicable securities laws, or complying with applicable securities laws relating to the provision of management or directors’ circulars and making appropriate disclosures therein. In addition, nothing contained in the Arrangement shall prevent the Company or the Board of Directors from calling and holding a meeting of Shareholders, or any of them, requisitioned by Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with Laws.

Reimbursement and Termination Payment

Subject to certain exceptions, each of SRLC and Sprott shall pay all their respective fees, costs and expenses incurred in connection with the Arrangement, provided that:

(a)	in the event that the Arrangement Agreement is terminated: (i) by the Company if the Effective Time has not occurred on or before the Outside Date; or (ii) by either the Company or Sprott if there shall be enacted, issued, promulgated, made, enforced or amended any Law (which applicable Law shall have become final and non-appealable) that restrains, enjoins or otherwise prohibits the consummation of, or dissolves, the Arrangement, or for a failure to receive Shareholder approval of the Arrangement Resolution, Sprott shall reimburse the Company’s costs and expenses incurred in connection with the negotiation and completion of the Arrangement up to the maximum aggregate amount of $700,000 (the “Company Reimbursement”); and

(b)	in the event that the Arrangement Agreement is terminated by Sprott due to a Change in Recommendation, and such termination does not otherwise constitute a Termination Payment Event under paragraph (b) below, the Company shall reimburse Sprott’s costs and expenses incurred in connection with the negotiation and completion of the Arrangement up to the maximum aggregate amount of $700,000 (the “Sprott Reimbursement”).

For the purposes of the Arrangement Agreement, “Termination Payment” means the amount equal to $6,800,000, and “Termination Payment Event” means the termination of the Arrangement Agreement due to:

(a)	the Execution of a definitive agreement with respect to a Superior Proposal; or

(b)	a Change in Recommendation by the Board of Directors prior to the Meeting, or Sprott terminates the Arrangement Agreement if the Effective Time has not occurred on or before the Outside Date, or Sprott terminates the Arrangement Agreement for a breach of representations and warranties or covenants by the Company, but only if: (i) prior to such termination of the Arrangement Agreement, an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company by any person other than Sprott or any of its affiliates and not unconditionally withdrawn or terminated prior to termination; and (ii) a definitive agreement providing for an Acquisition Proposal is entered into within nine (9) months of termination of the Arrangement Agreement, and such Acquisition Proposal is later consummated or effected (whether or not within such nine (9) month period) and provided that for the purposes of this paragraph (b), all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “more than 50%”.

If a Termination Payment Event occurs in the circumstances set out in paragraph (a) above, the Termination Payment shall be paid prior to or simultaneously with the giving of the notice of termination of the Arrangement Agreement by the Company. If a Termination Payment Event occurs in the circumstances set out paragraph (b) above, the Termination Payment shall be paid upon the consummation of the applicable Acquisition Proposal referred to therein. For the avoidance of doubt, in the event that the Company terminates the Arrangement Agreement at a time when Sprott would have had the right to terminate the Arrangement Agreement and be entitled hereunder to receive the Termination Payment, Sprott shall be entitled to receipt of the Termination Payment that would have been (or would have subsequently become) payable had Sprott terminated the Arrangement Agreement at such time.

In the event that the MSA is terminated on or after the date of a Termination Payment Event pursuant to which Sprott is entitled to receive the Termination Payment, the termination fee payable by the Company to SLCLP pursuant to the MSA (the “MSA Termination Fee”) shall be adjusted such that the sum of the Termination Payment received by Sprott and the MSA Termination Fee shall, in the aggregate, not exceed $9,000,000.

Termination

The Arrangement Agreement may be terminated prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):

(a)	by mutual written agreement of the Company and Sprott;

(b)	by either the Company or Sprott, if:

(i)	the Effective Time shall not have occurred on or before the Outside Date, except that such right to terminate shall not be available to any such Party whose failure to fulfill any of its obligations has been the principal cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)	after the date of the Arrangement Agreement, there shall be enacted, issued, promulgated, made, enforced or amended any Law (which applicable Law shall have become final and non-appealable) that restrains, enjoins or otherwise prohibits the consummation of, or dissolves, the Arrangement; or

(iii)	the Arrangement Resolution shall have failed to receive the requisite Shareholder approval at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)	by Sprott, if:

(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors shall have effected a Change in Recommendation, (B) the Company shall have breached the non-solicitation covenants in the Arrangement Agreement in any material respect, or (C) Sprott requests in writing that the Board of Directors unconditionally reaffirm its Company Recommendation and the Board of Directors shall not have done so by the earlier to occur of (x) the fifth (5th) Business Day following receipt of such request and (y) two (2) Business Days prior to the Meeting;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Arrangement Agreement shall have occurred that would cause the conditions of closing not to be satisfied at such time; provided that Sprott is not then in breach of the Arrangement Agreement so as to cause any of the conditions of closing not to be satisfied; or

(iii)	after the date the Arrangement Agreement and prior to the Effective Time, a Company Material Adverse Change has occurred; or

(d)	by the Company, if

(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, the Board of Directors authorizes the Company to approve, accept and enter into a definitive agreement (other than a confidentiality agreement) with respect to a Superior Proposal;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Sprott set forth in the Arrangement Agreement shall have occurred that would cause the conditions of closing not to be satisfied at such time; provided that the Company is not then in breach of the Arrangement Agreement so as to cause any of the conditions of closing not to be satisfied; or

(iii)	after the date the Arrangement Agreement and prior to the Effective Time, a Sprott Material Adverse Change has occurred.

Insurance and Indemnification

Prior to the Effective Date, the Company shall, and if the Company is unable to, Sprott shall cause the Company as of the Effective Time to, purchase pre-paid, non-cancellable directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less advantageous to the directors and officers of the Company than those contained in the Company’s policy in effect on the date the Arrangement Agreement for the Company’s present and former directors and officers and those of its Subsidiaries, covering claims made prior to and within six (6) years after the Effective Time, on a “trailing” or “run-off” basis and otherwise bearing such terms and conditions as the Company may, in its sole discretion, determine, provided that such insurance is available at a one-time cost that is not in excess of 250% of the annual cost to the Company of the Company’s current directors’ and officers’ insurance policy and that the Company shall have consulted with Sprott as to the pricing and scope of such insurance. From and after the Effective Time, the Company or Sprott as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

Amendment and Waivers

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of Sprott and the Company, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation: change the time for performance of any of the obligations or acts of Sprott and/or the Company; modify any representation or warranty in the Arrangement Agreement or in any document delivered pursuant thereto; modify any of the covenants in the Arrangement Agreement and waive or modify performance of any of the obligations of Sprott and/or the Company; and/or modify any mutual conditions precedent.

Certain Canadian Federal Income Tax Considerations

The following fairly summarizes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Shareholders who, at all relevant times, for the purposes of the Tax Act: (a) deal at arm’s length with the Company and Sprott; (b) are not affiliated with the Company or Sprott; and (c) hold the SRLC Shares, and will hold the Sprott Shares acquired under the Arrangement, as capital property (each such holder, a “Holder”).

SRLC Shares and Sprott Shares will generally be considered to be capital property to the Holder thereof unless the shares are held in the course of carrying on a business or were acquired by the Holder in a transaction considered to be an adventure or concern in the nature of trade. Certain Holders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their SRLC Shares as capital property may be entitled, in certain circumstances, to make an irrevocable election in accordance with Subsection 39(4) of the Tax Act to have their SRLC Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Where a Shareholder makes an election under Section 85 of the Tax Act in respect of SRLC Shares, as described below, the Sprott Shares received under the Arrangement may not be “Canadian securities” for this purpose.

This summary is not applicable to a Holder: (a) that is a “financial institution” as defined in the Tax Act for the purposes of the mark-to-market rules contained in the Tax Act; (b) that is a “specified financial institution” as defined in the Tax Act; (c) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (d) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (e) that has entered or will enter into a “derivative forward agreement” (as that term is defined in proposed amendments to the Tax Act contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013) with respect to the SRLC Shares. In addition, this summary does not address all issues relevant to Holders who acquired their SRLC Shares on the exercise of an SRLC Option. All such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”) publicly available before the date hereof. This summary also takes into account all specific proposals to amend the Tax Act announced by or on behalf of the Minister of Finance (Canada) before the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in Law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

The tax treatment applicable in respect of the SRLC Options under the Arrangement is not addressed in this summary, and all affected holders should consult with their own tax advisors in this regard.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representations with respect to the tax consequences to any particular Holder are made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act (a “Resident Holder”).

Exchange of Shares under the Arrangement – No Section 85 Election

A Resident Holder whose SRLC Shares are exchanged for Sprott Shares and cash under the Arrangement, and who does not make a joint Section 85 Election with Sprott (as discussed below under “Exchange of SRLC Shares under the Arrangement – With a Section 85 Election”), will be considered to have disposed of the SRLC Shares for proceeds of disposition equal to the aggregate of the fair market value at the Effective Time of the Sprott Shares and the Cash Consideration received on the exchange. As a result, such Resident Holder will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the SRLC Shares immediately before the exchange and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below.

The cost to the Resident Holder of the Sprott Shares acquired on such exchange will equal the fair market value of those shares at the Effective Time and will, for the purpose of determining the Resident Holder’s adjusted cost base of those shares, be averaged with the adjusted cost base to the Resident Holder of any other Sprott Shares held at the Effective Time as capital property.

Exchange of SRLC Shares under the Arrangement – With a Section 85 Election

A Resident Holder who is an Eligible Holder is entitled to make a Section 85 Election jointly with Sprott and may thereby obtain a full or partial tax deferral for purposes of the Tax Act in respect of the capital gain that would otherwise be realized on the exchange of SRLC Shares for Sprott Shares and cash under the Arrangement, depending on the Elected Amount (as defined below), the Holder’s adjusted cost base of the SRLC Shares at the time of the exchange, and subject to the Section 85 Election requirements being met under the Tax Act.

An Eligible Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s SRLC Shares. By designating an appropriate Elected Amount in a valid Section 85 Election filed on a timely basis in accordance with all requirements under the Tax Act, an Eligible Holder may, for purposes of the Tax Act, defer realizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the exchange.

In general, the Elected Amount may not be:

(a)	less than the amount of cash received by the Eligible Holder on the exchange;

(b)	less than the lesser of (i) the Eligible Holder’s adjusted cost base of the SRLC Shares, and (ii) the fair market value of the SRLC Shares, in each case determined at the time of the exchange; or

(c)	greater than the fair market value of the SRLC Shares at the time of the exchange.

An Elected Amount specified by an Eligible Holder which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance, and the amount so adjusted will be deemed to be the Elected Amount for purposes of such Section 85 Election.

The Canadian federal tax treatment to an Eligible Holder who properly makes a valid Section 85 Election jointly with Sprott generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the Eligible Holder’s SRLC Shares for proceeds of disposition equal to the Elected Amount;

(b)	the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount (subject to the limitations described above and set out in the Tax Act) equals the aggregate of the Eligible Holder’s adjusted cost base of the SRLC Shares determined immediately before the exchange and any reasonable costs of disposition;

(c)	the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the Eligible Holder’s adjusted cost base of the SRLC Shares determined immediately before the exchange and any reasonable costs of disposition; and

(d)	the aggregate cost to the Eligible Holder of the Sprott Shares acquired on the exchange will equal the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder, and for the purpose of determining the Eligible Holder’s adjusted cost base of those shares, such cost will be averaged with the Eligible Holder’s adjusted cost base of all other Sprott Shares, if any, held at the Effective Time by the Eligible Holder as capital property.

An Eligible Holder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box in the Letter of Transmittal. Sprott will post a tax instruction letter on its website (http://www.sprottinc.com) on or before the first Business Day after the Effective Date. The tax instruction letter will provide general instructions on how to make a Section 85 Election with Sprott in respect of the sale of the Eligible Holder’s SRLC Shares to Sprott.

The relevant federal tax election form is CRA form T2057 (or, if the Eligible Holder is a partnership, CRA form T2058). Certain provincial jurisdictions require that a separate joint election be filed for provincial income tax purposes. Eligible Holders should consult their own tax advisors to determine whether they must file separate election forms with any provincial taxing jurisdiction. It is the responsibility of each Eligible Holder who wishes to make an election for provincial income tax purposes to obtain any necessary provincial election forms. In addition, special compliance rules apply where the SRLC Shares are held in joint ownership or are held as partnership property, and affected Eligible Holders should consult their own tax advisors to determine all relevant filing requirements and procedures (including under provincial legislation) applicable in their particular circumstances.

To make a Section 85 Election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned to Sprott in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date (although, as discussed below, an Eligible Holder may be required to return the forms to Sprott by an earlier date), duly completed with the details of the number of SRLC Shares exchanged, the cash and number of Sprott Shares received, and the applicable Elected Amount. In accordance with the terms of the Arrangement and subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and of any applicable provincial legislation), one copy of such forms will be signed by Sprott and returned to the Eligible Holder for filing by the Eligible Holder with the CRA (or applicable provincial tax authority).

Under the Arrangement Agreement, Sprott has agreed to make a Section 85 Election (and any corresponding election under any applicable provincial tax legislation) only with an Eligible Holder, and only at the Elected Amount selected by the Eligible Holder (subject to the limitations set out in the Tax

Act and any applicable provincial legislation). None of the Company, Sprott, any successor corporation or the Depositary will be responsible for the proper completion or filing of any Section 85 Election or for the payment of any late filing penalty, and the Eligible Holder will be solely responsible in respect thereof. Sprott has agreed only to execute properly completed Section 85 Election forms which it receives and to return the forms to the Eligible Holder (at the address of the Eligible Holder as indicated in the Section 85 Election). With the exception of Sprott’s execution and return of the Section 85 Election, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the Holder’s Section 85 Election and any relevant corresponding provincial election, and all related tax consequences. Accordingly, none of the Company, Sprott, any successor corporation or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), nor will any party be liable for the non-receipt of things mailed.

To avoid late filing penalties imposed under the Tax Act, each Eligible Holder who wishes to make a Section 85 Election must ensure that the Eligible Holder’s Section 85 Election is received by the appropriate tax authorities on or before the earliest day on which either Sprott or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Sprott’s 2013 taxation year is scheduled to end on December 31, 2013. Each Eligible Holder is urged to consult the Eligible Holder’s own advisors as soon as possible respecting the deadlines applicable to the Eligible Holder’s particular circumstances. Regardless of such deadlines, Sprott must receive the tax election forms of an Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date. Sprott has agreed to execute and return a Section 85 Election to the Eligible Holder making the election within 90 days after Sprott receives the election in accordance with the procedures set out in the tax instruction letter, however, Eligible Holders may be required to forward their tax election forms to Sprott earlier than 90 days after the Effective Date in order to avoid late filing penalties. Furthermore, while Sprott may choose, in its sole discretion, to sign a Section 85 Election received by it more than 90 days after the Effective Date, it has no obligation to do so.

All Eligible Holders who wish to make a Section 85 Election should give immediate attention to this matter and in particular should consult their own tax advisors without delay. Eligible Holders are referred to CRA Information Circular 76-19R3 and CRA Interpretation Bulletin IT-291R3 for further information respecting the Section 85 Election. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements not addressed in this summary.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

Resident Holders should also note the comments below under “Alternative Minimum Tax” and “Additional Refundable Tax on Canadian-Controlled Private Corporations”.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenter”) and consequently is deemed to have transferred SRLC Shares to Sprott and is paid the fair value of the Resident Dissenter’s SRLC Shares by Sprott in accordance with the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than interest) exceeds (or is exceeded by) the aggregate of the Resident Holder’s adjusted cost base of the SRLC Shares determined immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See “Taxation of Capital Gains and Capital Losses” above. A Resident Dissenter must include in computing its income any interest awarded to it by a court.

Resident Dissenters should consult their own tax advisors for specific advice with respect to exercising their dissent rights.

Dividends on Sprott Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on Sprott Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Sprott as “eligible dividends” as defined in the Tax Act. There may be certain restrictions on Sprott’s ability to designate any dividends as “eligible dividends”, and Sprott has made no commitments in this regard.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on Sprott Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income, subject to all applicable restrictions under the Tax Act. A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a special refundable tax of 33 1/3% on any dividend that it receives or is deemed to receive on Sprott Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Disposition of Sprott Shares

A Resident Holder that disposes or is deemed to dispose of a Sprott Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Sprott Share exceed (or are exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such Sprott Share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See “Taxation of Capital Gains and Capital Losses above”.

Alternative Minimum Tax

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be required to pay an additional refundable 6 2/3% tax on certain investment income, which includes taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, SRLC Shares or Sprott Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of SRLC Shares for Sprott Shares

A Non-Resident Holder whose SRLC Shares are exchanged for Sprott Shares and cash under the Arrangement and who does not make a joint Section 85 Election with Sprott will not be subject to tax under the Tax Act on any capital gain realized on such exchange unless the SRLC Shares are “taxable Canadian property” to the Non-Resident Holder at the Effective Time and the SRLC Shares are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the exchange. Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Sprott Shares acquired under the Arrangement will not be subject to tax under the Tax Act unless the Sprott Shares are “taxable Canadian property” to the Non-Resident Holder at the time of the disposition and the shares are not “treaty-protected property” of the Non-Resident Holder at the time of disposition.

Generally speaking, an SRLC Share or a Sprott Share, as the case may be, will not be “taxable Canadian property” to a Non-Resident Holder at a particular time provided that such share is listed on a “designated stock exchange” (which includes the TSX) as defined in the Tax Act unless, at any time during the 60-month period immediately preceding the disposition (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company or Sprott, respectively, and (b) more than 50% of the fair market value of the particular share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

Even if an SRLC Share or a Sprott Share is taxable Canadian property to a Non-Resident Holder, such share may be “treaty-protected property” of the Non-Resident Holder at the time of disposition (which time includes an exchange of an SRLC Share under the Arrangement) for purposes of the Tax Act, if the capital gain from the disposition of that share would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

If an SRLC Share (other than an SRLC Share in respect of which the Non-Resident Holder files a Section 85 Election) or a Sprott Share, as the case may be, is taxable Canadian property to a Non-Resident Holder at the time of disposition and is not treaty-protected property of the Non-Resident Holder at that time, the tax consequences to the Non-Resident Holder of the disposition of the SRLC Share or Sprott Share will be similar to those of a Resident Holder as described above under “Holders Resident in Canada—Exchange of Shares under the Arrangement – No Section 85 Election”, and the taxation of any capital gain then realized will generally be as described above under “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Non-Resident Holders that are Eligible Holders are entitled to make a Section 85 Election jointly with Sprott. The tax consequences of, and the procedure for, making a Section 85 Election are generally as described above under “Holders Resident in Canada – Exchange of SRLC Shares under the Arrangement – With a Section 85 Election”. Non-Resident Holders whose SRLC Shares may be considered “taxable Canadian property” should consult their own tax advisors for specific advice having regard to their own particular circumstances.

Dividends on Sprott Shares

Dividends paid or credited on Sprott Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty. A Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention and who is entitled to claim the benefits of such convention generally will be entitled to have the rate of such withholding reduced to 15%.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights (a “Non-Resident Dissenter”) and consequently is deemed to have transferred SRLC Shares to Sprott and is paid the fair value for the Non-Resident Dissenter’s SRLC Shares by Sprott may realize a capital gain or capital loss generally as discussed above under “Holders Resident in Canada – Dissenting Resident Holders”. As discussed above under “Holders Not Resident in Canada – Exchange of SRLC Shares for Sprott Shares”, any resulting capital gain would only be subject to tax under the Tax Act if the SRLC Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

An amount paid in respect of interest awarded by the court to a Non-Resident Dissenter will not be subject to Canadian withholding tax unless such interest constitutes “participating debt interest” for purposes of the Tax Act.

Non-Resident Dissenters should consult their own tax advisors for specific advice with respect to exercising their dissent rights.

Eligibility for Investment

Provided that the Sprott Shares are listed on a designated stock exchange (which currently includes the TSX), the Sprott Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts (“TFSA”).

Notwithstanding the foregoing, if the Sprott Shares are a “prohibited investment” for TFSA, RRSP, or RRIF, the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Sprott Shares will not be a “prohibited investment” provided that the holder or annuitant, as the case may be: (a) deals at arm’s length with Sprott, (b) does not have a “significant interest” in Sprott (within the meaning of the Tax Act), and (c) does not have a “significant interest” (within the meaning of the Tax Act) in a corporation, partnership or trust that does not deal at arm’s length with Sprott. Tax Proposals released on December 21, 2012 (the “December 2012 Proposals”) propose to delete the condition in (c) above. In addition, pursuant to the December 2012 Proposals, the Sprott Shares will generally not be a “prohibited investment” if such shares are “excluded property” as defined in the December 2012 Proposals for TFSAs, RRSPs, or RRIFs. Holders of TFSAs and annuitants of RRSPs and RRIFs should consult with their own tax advisors with respect to whether Sprott Shares would be a prohibited investment, including with respect to whether Sprott Shares would be “excluded property” as defined in the December 2012 Proposals.

Certain Canadian Federal Tax Consequences of the Arrangement to SRLC and its Affiliates

Subject to the qualifications and assumptions set forth above under the heading “Certain Canadian Federal Income Tax Considerations”, the Canadian federal income tax considerations described therein are generally applicable to Shareholders who will dispose of their SRLC Shares to Sprott pursuant to the Arrangement, whether such Shareholders are affiliated or unaffiliated with SRLC for U.S. securities law purposes. In this regard, the precise Canadian federal income tax consequences of the Arrangement that will apply to any particular Shareholder who disposes of their SRLC Shares to Sprott pursuant to the Arrangement will depend upon their own particular factual circumstances and their Canadian income tax profile; however, the same Canadian federal income tax consequences will generally arise for any such Shareholders who share the same factual circumstances and Canadian income tax profile regardless of whether such Shareholders are affiliated or unaffiliated for U.S. securities law purposes.

No gain or loss should be realized by Sprott for Canadian federal income tax purposes in respect of its SRLC Shares as a result of the Arrangement. Further, no material Canadian federal income tax consequences should arise for Sprott Holdco as a result of the Arrangement.

It is anticipated that Sprott will be considered to have acquired control of SRLC and any subsidiaries controlled by SRLC for Canadian federal income tax purposes as a result of the Arrangement. As a result, SRLC and its controlled subsidiaries will be subject to a number of rules under the Tax Act that apply in circumstances where there is an acquisition of control of a corporation. In general terms, the implication of these rules to SRLC (and to Amalco) as a result of the Arrangement is expected to include the following: (i) the taxation year of SRLC will be deemed to have ended; (ii) accrued but unrealized losses on certain types of property of SRLC will be deemed to have been realized in the pre-acquisition of control period and the tax cost of the relevant property will be written down to its fair market value; (iii) any net capital losses of SRLC for taxation years ending before the acquisition of control will not be able to be carried forward and used in post-acquisition of control taxation years; (iv) subject to the normal limitations in the Tax Act, any non-capital losses of SRLC that arose from a business carried on by SRLC in the pre-acquisition of control period may be carried forward and used in a post-acquisition of control taxation year of SRLC or Amalco and applied against income from, in general terms, that same business or a similar business, provided such corporation continues to carry on the business in respect of which the loss arose with a reasonable expectation of profit throughout such taxation year; (v) non-capital losses of SRLC that did not arise from a business will be subject to the same restriction as net capital losses of SRLC, as described above; and (vi) the exploration and development expenses of SRLC that had not been deducted in a pre-acquisition of control taxation year may only be deducted in a post-acquisition of control taxation year to the extent that SRLC or Amalco has income after the acquisition of control that is attributable to production from, or proceeds of disposition of, properties that SRLC owned prior to the acquisition of control. The Canadian federal income tax consequences described in (i) to (vi) above will also apply to any subsidiaries controlled by SRLC.

Whether any non-capital business losses or exploration and development expenses of SRLC can be utilized by Amalco following completion of the Arrangement will depend on whether the limitations described above can be satisfied and no assurances can be given in this regard.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Sprott Shares received pursuant to the Arrangement. This summary is for general information only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Sprott Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the Arrangement or ownership and disposition of Sprott Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Sprott Shares.

No legal opinion from U.S. legal counsel or ruling from the U.S. Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Sprott Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE. THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations (whether final, temporary, or proposed) (the “U.S. Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of SRLC Shares (or after the Arrangement, Sprott Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

(a)	a citizen or individual resident of the U.S.;

(b)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

(c)	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

(d)	a trust if (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of SRLC Shares participating in the Arrangement or exercising Dissent Rights that is neither a U.S. Holder nor a partnership (or entity or arrangement treated as a partnership) for U.S. federal income tax purposes. Subject to the discussion below under the heading “U.S. Federal Income Tax Consequences to the Company and its Affiliates”, this summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Sprott Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Sprott Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

(a)	any conversion into SRLC Shares or Sprott Shares of any notes, debentures or other debt instruments;

(b)	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire SRLC Shares or Sprott Shares, including the SRLC Options; and

(c)	any transaction, other than the Arrangement, in which SRLC Shares or Sprott Shares are acquired.

Persons Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to Persons that are subject to special provisions under the Code, including Persons that (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies, (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method, (d) have a “functional currency” other than the U.S. dollar, (e) own SRLC Shares (or after the Arrangement, Sprott Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position, (f) acquired SRLC Shares (or after the Arrangement, Sprott Shares) in connection with the exercise of SRLC Options or otherwise as compensation for services, (g) hold SRLC Shares (or after the Arrangement, Sprott Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes), (h) are partnerships or are treated as partnerships for U.S. federal income tax purposes, (i) are corporations subject to Subchapter S of the Code, (j) are foreign corporations treated as domestic corporations under the Code, or (k) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding SRLC Shares or, after the Arrangement, Sprott Shares.

This summary also does not address the U.S. federal income tax considerations applicable to Persons who are (a) U.S. expatriates or former long-term residents of the U.S., (b) Persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act, (c) Persons that use or hold, will use or hold, or that are or will be deemed to use or hold SRLC Shares (or after the Arrangement, Sprott Shares) in connection with carrying on a business in Canada, (d) Persons whose SRLC Shares (or after the Arrangement, Sprott Shares) constitute “taxable Canadian property” under the Tax Act, or (e) Persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. Persons that are subject to special provisions under the Code, including those described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the Arrangement and the ownership and disposition of Sprott Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership or other pass-through entity (a “pass-through entity”) for U.S. federal income tax purposes holds SRLC Shares (or after the Arrangement, Sprott Shares), the U.S. federal income tax consequences to such pass-through entity and the owners of such pass-through entity of participating in the Arrangement and owning and disposing of the Sprott Shares received pursuant to the Arrangement will generally depend in part on the activities of the pass-through entity and the status of such owners. Owners of pass-through entities, including those classified as partnerships for U.S. federal income tax purposes, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Sprott Shares received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences to the Company and its Affiliates

The Arrangement is not expected to result in any material U.S. federal income tax consequences to the Company or its affiliates, including Sprott, Sprott Holdco, Mr. Grosskopf and the Company’s other senior management. This is because, to the Company’s knowledge, all of such persons are non-U.S. persons not subject to U.S. federal income tax with respect to the Arrangement. If any affiliated shareholders of the Company were U.S. persons similarly situated to the U.S. Holders described above, then the U.S. federal income tax consequences to them of the Arrangement would generally be as described below under the heading “Certain United States Federal Income Tax Consequences of the Arrangement”.

Certain United States Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Pursuant to the Arrangement (a) the U.S. Holders will be deemed to exchange their SRLC Shares to Sprott in exchange for Sprott Shares and cash and (b) SRLC and Sprott Holdco will, immediately thereafter and in connection therewith, amalgamate and continue as one corporation under the CBCA to form Amalco. For U.S. federal income tax purposes, the deemed exchange and amalgamation are likely to be treated as steps in a single integrated transaction that qualifies as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”). However, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Arrangement. In addition, neither SRLC nor Sprott has sought or obtained a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, then subject to the PFIC rules discussed below, the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	a U.S. Holder who exchanges SRLC Shares for Sprott Shares and Canadian dollars will recognize gain (but not loss) to the extent of the lesser of (i) the excess of the fair market value of the Sprott Shares (expressed in U.S. dollars) and the U.S. dollar amount of the Canadian dollars on the date of receipt over the adjusted tax basis of the SRLC Shares surrendered and (ii) the U.S. dollar value of the Canadian dollars on the date of receipt;

(b)	the U.S. Holder’s aggregate tax basis in the Sprott Shares received in the Arrangement will equal the U.S. Holder’s aggregate tax basis in the SRLC Shares surrendered, increased by the amount of gain recognized and decreased by the U.S. dollar amount of the Canadian dollars on the date of receipt; and

(c)	the U.S. Holder’s holding period for the Sprott Shares received in the Arrangement will include the U.S. Holder’s holding period for the SRLC Shares surrendered.

Subject to the PFIC rules discussed below, any gain described in clause (a) immediately above will generally be capital gain, and will generally be long-term capital gain if the SRLC Shares have been held for more than one year on the Effective Date of the Arrangement. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

All or part of the gain that a particular U.S. Holder recognizes could be treated as dividend income rather than capital gain if, immediately after completion of the Arrangement, the U.S. Holder is a significant shareholder of Sprott. This could occur, for example, if the U.S. Holder or a person related to the U.S. Holder owns shares of Sprott immediately before the Arrangement. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over the corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends on the particular circumstances of a U.S. Holder of SRLC Shares, including the application of certain constructive ownership rules, U.S. Holders should consult their own tax advisors regarding the potential tax consequences of the Arrangement to them.

A dividend paid by the Company to a U.S. Holder that is an individual, estate, or trust will generally be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the SRLC Shares are met. The Company will generally be a QFC, as defined in Section 1(h)(11) of the Code, if it is eligible for the benefits of the Canada-U.S. Tax Convention or the SRLC Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of these requirements, it will not be treated as a QFC if it is a PFIC for the tax year during which it pays a dividend or for the preceding tax year. If the Company is a PFIC for either of such years, any dividend it pays or is deemed to pay under the rules described in the immediately preceding paragraph would be taxable as ordinary income and in the absence of an election described in the PFIC discussion below potentially subject to the PFIC excess distribution regime discussed below.

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization, then subject to the PFIC rules discussed below, the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Sprott Shares (expressed in U.S. dollars) and the U.S. dollar amount of the Canadian dollars received in exchange for SRLC Shares pursuant to the Arrangement and (ii) the U.S. Holder’s adjusted tax basis in the SRLC Shares surrendered;

(b)	the U.S. Holder’s tax basis in the Sprott Shares received in exchange for SRLC Shares will equal the fair market value of the Sprott Shares on the date of receipt; and

(c)	the U.S. Holder’s holding period for the Sprott Shares will begin on the day after the date of receipt.

Subject to the PFIC rules discussed below, any gain or loss described in clause (a) immediately above will generally be capital gain or loss, which will be long-term capital gain or loss if the SRLC Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of the U.S. Holder’s SRLC Shares will generally recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of the Canadian dollars received by the U.S. Holder in exchange for SRLC Shares and (b) the U.S. Holder’s tax basis in the SRLC Shares surrendered. Subject to the PFIC rules discussed below, the gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if the SRLC Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. In some limited circumstances, all or a portion of the U.S. dollar amount of the Canadian dollars received by the U.S. Holder could be taxable as a dividend (e.g., if the Arrangement qualifies as a Reorganization and the U.S. Holder is a significant shareholder of Sprott under certain constructive ownership rules).

PFIC Rules

(a)	In General

U.S. tax law contains rules that classify a non-U.S. corporation as a “passive foreign investment company” (“PFIC”) in any year in which either (a) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (b) 50% or more of the average value of its assets held during the year produce or are held for the production of passive income. A U.S. person who holds shares of a non-U.S. corporation during a taxable year in which the non-U.S. corporation meets either of these tests is subject to the PFIC rules.

The Company believes that it and its Subsidiaries were classified as PFICs for prior taxable years and will be so classified for their current taxable year that includes the Effective Date. Sprott believes that it will not be classified as a PFIC for its current taxable year that includes the day after the Effective Date, or for any subsequent year. However, the determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether a corporation is a PFIC for its current taxable year depends on the income and assets of the corporation over the course of the year and, as a result, cannot be predicted with certainty for taxable years that have not ended as of the date of this summary. Accordingly, there can be no assurance that the IRS will not challenge any determination concerning a corporation’s status as a PFIC during any taxable year.

(b)	Impact of PFIC Rules—Excess Distribution Regime

The U.S. federal income tax consequences to a U.S. Holder who owns shares of a PFIC depend on whether the U.S. Holder has made a “qualified electing fund” (“QEF”) election under Section 1295 of the Code (see discussion under the heading “Qualified Electing Fund” below) or a mark-to-market election under Section 1296 of the Code (see discussion under the heading “Mark-to-Market Election” below). Both elections are made on IRS Form 8621.

A U.S. Holder who has made a timely QEF election (i.e., a QEF election with respect to the first taxable year of the U.S. Holder’s holding period in which the foreign corporation is a PFIC) is referred to in this summary as an “Electing Shareholder”. A U.S. Holder who has not made a timely QEF election is referred to as a “Non-Electing Shareholder”.

Under Section 1291 of the Code, PFIC treatment without a QEF election generally results in a loss of preferential capital gain treatment on dispositions of shares in the PFIC and on dividends, as well as an increased liability on gains and certain “excess distributions” due to an interest charge on the tax to reflect the deferral of U.S. tax as earnings or appreciation arose with respect to the shares. Excess distributions are amounts received by a U.S. Holder with respect to its shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder’s holding period for the shares before the current taxable year.

To compute the tax under this “excess distribution regime”, both gains (which are treated for purposes of the PFIC rules as excess distributions) and excess distributions are allocated ratably to each day that the U.S. Holder held the shares. Amounts allocated to the current taxable year and to years before the non-U.S. corporation became a PFIC are taxed as ordinary income in the current year. Amounts allocated to every other taxable year, beginning with the year the non-U.S. corporation first became a PFIC, are taxed at the highest marginal rate in effect for that year on ordinary income (regardless of the U.S. Holder’s actual marginal rate for the year and without reduction by any losses or loss carryforwards) and the tax so determined is subjected to an interest charge at the rate applicable to underpayments of income tax. This interest charge is not deductible by non-corporate U.S. Holders. These computations are made on IRS Form 8621.

(c)	Qualified Electing Fund

A QEF election results in current U.S. taxation of a shareholder’s pro rata portion of the PFIC’s income and gain, whether or not the PFIC makes any distributions. A QEF election is made on IRS Form 8621.

To make and maintain a QEF election, a U.S. Holder must receive certain annual statements from the PFIC that either (a) state the U.S. Holder’s pro rata shares of the ordinary earnings and net capital gain of the PFIC, (b) provide sufficient information to enable the U.S. Holder to calculate its pro rata shares of the PFIC’s ordinary earnings and net capital gain, or (c) state that the PFIC has permitted the U.S. Holder to examine the books of account, records, and other documents of the corporation to enable the U.S. Holder to calculate the PFIC’s ordinary earnings and net capital gain and the U.S. Holder’s pro rata shares of such earnings and gain. U.S. Holders should be aware that there can be no assurances that the Company or its Subsidiaries will provide U.S. Holders with these statements. Thus, U.S. Holders may be unable to make and maintain QEF elections for the Company and its Subsidiaries.

(d)	Electing Shareholders

Proposed U.S. Treasury Regulations (the “Proposed Regulations”) provide that an Electing Shareholder does not recognize gain under the PFIC rules in a transaction that qualifies as a Reorganization. Thus, assuming the Arrangement qualifies as a Reorganization, the U.S. federal income tax consequences of the Arrangement to a U.S. Holder who is an Electing Shareholder will be as described above under the heading “Tax Consequences if the Arrangement Qualifies as a Reorganization” without regard to the PFIC rules. If the Arrangement does not qualify as a Reorganization, the U.S. federal income tax consequences of the Arrangement to a U.S. Holder who is an Electing Shareholder will be as described above under the heading “Treatment of the Arrangement as a Taxable Transaction” without regard to the PFIC rules.

(e)	Non-Electing Shareholders

The Proposed Regulations provide that a Non-Electing Shareholder is required to recognize all of the Non-Electing Shareholder’s gain on a disposition of PFIC shares in a transaction that qualifies as a Reorganization unless the Non-Electing Shareholder receives in the exchange shares of another corporation that is classified as a PFIC for the taxable year that includes the day after the Effective Date (the “PFIC-for-PFIC Exception”). If the PFIC-for-PFIC Exception is available, non-recognition treatment depends on the Non-Electing Shareholder satisfying certain requirements described in the Proposed Regulations.

The Company believes that it and its Subsidiaries were PFICs for their most recent taxable years and that they will be PFICs for their current taxable year that includes the Effective Date. Sprott believes that it will not be a PFIC for its current taxable year that includes the day after the Effective Date. Thus, the Company does not believe that the PFIC-for-PFIC Exception will be available. As discussed above, however, there can be no assurance that the IRS will not challenge any determination concerning the Company’s or Sprott’s status as a PFIC during any taxable year.

If (a) the Company and its Subsidiaries are or have been PFICs; (b) as expected, Sprott is not a PFIC for its taxable year that includes the day after the Effective Date; and (c) as expected, the Arrangement qualifies as a Reorganization, then under the Proposed Regulations the following U.S. federal income tax consequences will result for Non-Electing Shareholders.

(i)	a Non-Electing Shareholder will recognize gain (but not loss) in an amount equal to the difference between (a) the fair market value of the Sprott Shares (expressed in U.S. dollars) and the U.S. dollar amount of the Canadian dollars received by the Non-Electing Shareholder and (b) the Non-Electing Shareholder’s adjusted tax basis in the SRLC Shares surrendered;

(ii)	any gain described in clause (i) immediately above will be subject to tax under the excess distribution regime described above;

(iii)	the Non-Electing Shareholder’s tax basis in the Sprott Shares received in exchange for SRLC Shares with respect to which gain is recognized will equal the fair market value of the Sprott Shares on the date of receipt, and the Non-Electing Shareholder’s holding period for such Sprott Shares will begin on the day after the date of receipt;

(iv)	the Non-Electing Shareholder will not be permitted to recognize a loss on the Arrangement; and

(v)	the Non-Electing Shareholder’s tax basis in the Sprott Shares received in exchange for SRLC Shares with respect to which loss is realized (but not recognized) will equal the adjusted tax basis of the SRLC Shares surrendered in exchange therefor, and the Non-Electing Shareholder’s holding period for such Sprott Shares will generally include the holding period of the SRLC Shares surrendered, except that for purposes of applying the PFIC rules the holding period of the Sprott Shares will begin on the day after the Arrangement.

If (a) the Company and its Subsidiaries are or have been PFICs; (b) contrary to expectations, Sprott is also a PFIC for its current taxable year that includes the day after the Effective Date; and (c) as expected, the Arrangement qualifies as a Reorganization, then the U.S. federal income tax consequences of the Arrangement to a Non-Electing Shareholder will generally be as described above under the heading “Tax Consequences if the Arrangement Qualifies as a Reorganization”, except that any gain recognized by the Non-Electing Shareholder may be subject to tax under the under the “excess distribution” regime described above.

If (a) the Company and its Subsidiaries are or have been PFICS and (b) contrary to expectations, the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes, then the U.S. federal income tax consequences of the Arrangement to a Non-Electing Shareholder will generally be as described above under the heading “Treatment of the Arrangement as a Taxable Transaction”, except that any gain recognized will be subject to tax under the excess distribution regime described above.

In each of these cases, the Non-Electing Shareholder will need to report certain information to the IRS on IRS Form 8621 filed with the Non-Electing Shareholder’s U.S. federal income tax return for the taxable year in which the Arrangement occurs.

(f)	Mark-to-Market Election

U.S. Holders who own marketable shares of a PFIC that is “regularly traded” on a “qualified exchange” (within the meaning of Section 1296 of the Code) may elect to mark the shares to market annually (a “mark-to-market election”). This election is made on IRS Form 8621. A U.S. Holder who makes a mark-to-market election is required to include in income each year as ordinary income an amount equal to the increase in value of the shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains). If a mark-to-market election is available and timely made, a U.S. Holder will generally not be subject to the excess distribution regime discussed above for Non-Electing Shareholders. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC shares, the excess distribution regime described above will apply to certain dispositions of, distributions on, and other amounts taxable with respect to, the PFIC shares. If a mark-to-market election is made and the Arrangement qualifies as a Reorganization, the U.S. federal income tax consequences of the Arrangement would generally be as described above under the heading “Tax Consequences if the Arrangement Qualifies as a Reorganization”, except that any recognized gain would be treated as ordinary income. If a mark-to-market election is made and the Arrangement does not qualify as a Reorganization, the U.S. federal income tax consequences would generally be as described under the heading “Treatment of the Arrangement as a Taxable Transaction”, except that any gain and (to the extent of prior mark-to-market gains) loss would be treated as ordinary income and loss.

(g)	Deemed Sale Election

A U.S. Holder who has not made a timely QEF election may qualify as an Electing Shareholder by making a QEF election and filing a deemed-sale election under Section 1291(d)(2) of the Code. These elections are made on IRS Form 8621. A U.S. Holder who makes a deemed-sale election is required to recognize any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold the shares on the first day of the corporation’s first taxable year for which it is a QEF with respect to the U.S. Holder. This gain is taxable to the U.S. Holder under the excess distribution regime described above.

(h)	Lower-Tier PFICs

If the Company is a PFIC and owns shares in another PFIC (a “lower–tier PFIC”), a U.S. Holder of SRLC Shares will also be subject to the excess distribution regime previously described with respect to its indirect ownership of the lower–tier PFIC. A U.S. Holder of SRLC Shares may be subject to taxation on an “indirect disposition” of shares of any lower-tier PFIC in which the Company owns shares by virtue of disposing of SRLC Shares in the Arrangement, unless the U.S. Holder is an Electing Shareholder with respect to such lower-tier PFIC. A QEF election can be made for a lower–tier PFIC, but only if the Company or lower-tier PFIC provides the U.S. Holder with the financial information necessary to make such an election. There can be no assurances that the Company or any lower-tier PFIC will provide this information to a U.S. Holder. The mark–to–market election would not be available for any indirect ownership of a lower–tier PFIC.

(i)	Status of Proposed Regulations

The Proposed Regulations applicable to PFICs state that they are to be effective for transactions occurring on or after April 11, 1992. If these Proposed Regulations are adopted in their current form, the tax consequences to a U.S. Holder of SRLC Shares should be as set forth in the preceding paragraphs. However, because the Proposed Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance that they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers must apply reasonable interpretations of Code provisions applicable to PFICs and that the IRS and U.S. Department of the Treasury consider the rules set forth in the Proposed Regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury Regulations, which in many instances have not been promulgated and which may be promulgated in the future, potentially with retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated and, if they are, no certainty about the form they will take or the effect they may have on this summary.

Due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult with their own tax advisors about the impact of these rules on their investment in SRLC Shares, the Arrangement and the resulting receipt of Sprott Shares including, without limitation, whether a QEF election, “deemed sale” election or “mark-to-market” election may be used to reduce the potentially significant adverse U.S. federal income tax consequences of the PFIC rules.

Ownership and Disposition of Sprott Shares

The following discussion is subject to the rules described above under the heading “PFIC Rules” in the event Sprott is a PFIC for its current taxable year including the day after the Effective Date or for any taxable year thereafter. Based on current business plans and financial projections, Sprott does not expect to be classified as a PFIC for its current tax year or for the foreseeable future. However, the determination of whether Sprott is a PFIC for any tax year is made on an annual basis and is based on the types of income Sprott earns and the types and value of Sprott’s assets from time to time, all of which are subject to change and cannot be predicted with certainty. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether Sprott will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. No opinion of legal counsel or ruling from the IRS concerning the PFIC status of Sprott has been obtained and none will be requested. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Sprott (or a subsidiary) concerning its PFIC status or that Sprott will not be a PFIC for any taxable year. U.S. Holders should consult their own tax advisors regarding the PFIC status of Sprott and any subsidiary of Sprott.

Taxation of Distributions

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Sprott Shares will be required to include the amount of the distribution in gross income as a dividend (without reduction for any foreign income tax withheld from the distribution) to the extent of Sprott’s current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds Sprott’s current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Sprott Shares and thereafter as gain from the sale or exchange of the Sprott Shares (see “Sale or Other Taxable Disposition of Sprott Shares” below). Dividends received on Sprott Shares generally will not be eligible for the dividends received deduction.

A dividend paid by Sprott to a U.S. Holder that is an individual, estate, or trust will generally be taxed at the preferential tax rates applicable to long-term capital gains if Sprott is a QFC and certain holding period requirements for the Sprott Shares are met. Sprott generally will be a QFC, as defined in Section 1(h)(11) of the Code, if Sprott is eligible for the benefits of the Canada-U.S. Tax Convention or the Sprott Shares are readily tradable on an established securities market in the U.S. However, even if Sprott satisfies one or more of these requirements, Sprott will not be treated as a QFC if Sprott is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by Sprott to a U.S. Holder will, subject to the PFIC rules discussed above, be taxed at ordinary income tax rates, rather than the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult with his, her or its own tax advisor regarding the application of these rules.

Sale or Other Taxable Disposition of Sprott Shares

Subject to the PFIC rules described above, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Sprott Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received, and (b) the U.S. Holder’s tax basis in the Sprott Shares sold or otherwise disposed of. Any such gain or loss will generally be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, the Sprott Shares were held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates, and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on any gain recognized as a result of the Arrangement or their ownership and disposition of Sprott Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Sprott Shares may elect to either deduct or credit the Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that the U.S. Holder’s “foreign source” taxable income bears to the U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of shares of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult his, her or its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) or any Canadian dollars received in connection with the ownership of Sprott Shares or the sale, exchange or other taxable disposition of Sprott Shares will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S.

dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. Such gain or loss will generally be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult his, her or its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Reporting Obligations

Certain U.S. Holders are required to report their ownership of specified foreign financial assets, including stock or securities issued by non-U.S. entities, subject to exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by including a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they own such assets. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of SRLC Shares and Sprott Shares.

In addition, for tax years beginning after March 17, 2010, U.S. Holders that own stock of a PFIC are required to file an annual report with the IRS containing such information as U.S. Treasury Regulations or other IRS guidance may require. This new filing requirement is in addition to any pre-existing PFIC reporting obligations a U.S. Holder may have with respect to a PFIC (e.g., the requirement to file IRS Form 8621 report the recognition of gain with respect to PFIC stock). Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended pending publication of Treasury Regulations implementing this new information reporting requirement. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file the form was suspended.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in the imposition of penalties and an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting requirements in respect of the Arrangement, the SRLC Shares and the Sprott Shares.

Information Regarding Backup Withholding

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) amounts received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement), (b) distributions on the Sprott Shares, or (c) proceeds arising from the sale or other taxable disposition of Sprott Shares may generally be subject to information reporting and backup withholding (currently at a rate of 28%) if a U.S. Holder (i) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that the U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that the U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that it is subject to backup withholding tax. Certain Persons are exempt from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if the U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult his, her or its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

OTHER SPECIAL MEETING MATTERS

Notwithstanding that Shareholders are being asked to consider and vote on the business described in this section, if the Arrangement Resolution is passed and the Arrangement is consummated, Sprott will terminate the SRLC Stock Option Plan.

Stock Option Plan

Under the rules, regulations and policies of the TSX, listed issuers must obtain shareholder approval for the renewal of any security based compensation arrangement that does not have a fixed maximum aggregate of securities issuable, including all unallocated options, rights or other entitlements under such security based compensation arrangement. The renewal must be obtained every three years.

The SRLC Stock Option Plan was last approved by the Shareholders at a special meeting of Shareholders held on August 17, 2010. Accordingly, the Company will be seeking a renewal of the SRLC Stock Option Plan at the Meeting.

For a detailed discussion of the SRLC Stock Option Plan, see “Appendix J—Statement of Execution Compensation – Compensation Discussion and Analysis – SRLC Stock Option Plan”. A copy of the SRLC Stock Option Plan is attached to this Circular as Appendix K.

At the Meeting, Shareholders will be asked to consider and pass substantially the following ordinary resolution (the “SRLC Stock Option Plan Resolution”):

RESOLVED THAT:

1.	the continuation of the SRLC Stock Option Plan is hereby approved; and

2.	the available and unallocated options issuable pursuant to the SRLC Stock Option Plan are hereby approved and authorized for grant until June 25, 2016.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the SRLC Stock Option Plan Resolution. The SRLC Stock Option Plan benefits Shareholders by enabling the Company to attract and retain personnel of the highest caliber by rewarding them for their contribution to the generation of Shareholder value, and aligning the interests of the Company’s directors and officers with those of the Shareholders. Accordingly, the Board of Directors recommends that Shareholders vote in favour of the SRLC Stock Option Plan Resolution.

All previously allocated SRLC Options will continue unaffected regardless of the outcome of the vote. However, should the SRLC Stock Option Plan Resolution not be approved by Shareholders, the Company will no longer be able to make SRLC Option grants under the SRLC Stock Option Plan, and all allocated SRLC Options will no longer be available for reallocation if they are cancelled, or expire unexercised. Any future SRLC Option grants would then require Shareholder approval.

ANNUAL MEETING MATTERS

Notwithstanding that Shareholders are being asked to consider and vote on the business described in this section, if the Arrangement Resolution is passed and the Arrangement is consummated, Sprott will change the board of directors of Amalco and retain a single auditor.

Election of Directors

Directors are elected at each annual meeting of Shareholders and hold office until the next annual meeting or until their successors are otherwise elected or appointed.

The Company does not have an Executive Committee of the Board of Directors. The Company has an Audit Committee, a Corporate Governance Committee, a Compensation Committee, a Credit Committee, and a Real Estate Committee. Members of these committees are set forth in Appendix J to this Circular under the heading “Corporate Governance Disclosure – Board Committees”.

The Board of Directors has fixed the number of directors to be elected at the Meeting at nine (9). Each nominee for election as a director is currently a director of the Company. The term of office of each director currently in office will expire at the close of the Meeting and all directors elected at the Meeting will hold office until the next annual meeting of Shareholders or until their successors are elected or appointed.

Pursuant to the MSA, SLCLP is entitled to nominate two directors for election to the Board at each meeting of Shareholders during the term of the MSA. SLCLP has nominated Mr. Peter Grosskopf (Chief Executive Officer of Sprott) and Mr. Paul Dimitriadis (Chief Operating Officer of Sprott Resource Corp. and Chief Operating Officer and a director of Sprott Consulting GP Inc.) for election to serve as directors of the Company.

The Board of Directors has adopted a policy stipulating that if the votes in favour of the election of any director nominee (each a “Nominee”) at a Shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his resignation promptly after the Meeting for the Corporate Governance Committee’s consideration. The Corporate Governance Committee will make a recommendation to the Board of Directors after reviewing this matter, and the Board of Directors’ decision to accept or reject the resignation offer will be disclosed to the public. The Nominee will not participate in any Corporate Governance Committee or Board of Directors deliberations on the resignation offer. This policy does not apply in circumstances involving contested elections.

The following table sets forth certain information with respect to all persons proposed to be nominated by management of the Company for election as directors. Management of the Company does not contemplate that any of the Nominees will be unable to serve as directors, but if that should occur for any reason at or prior to the Meeting or should any of the Nominees withdraw their candidacy at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another Nominee in their discretion.

Name, Province/State and Country of Residence	Position Held with the Company	Principal Occupation, Position, Office or Employment During Past Five Years	Director Since	Number of SRLC Shares Owned(1)	Percentage of Issued and Outstanding SRLC Shares(2)
A. Murray Sinclair(2)(3)(4) British Columbia, Canada Canadian Citizen	Non-Executive Chairman and Director	Non-Executive Chairman of the Company from 2009 to present; Resource Lending Advisor to the Company from September 2010 to present; Co-Chair of the Company from January 2008 to May 2009	2003	7,002,430 SRLC Shares directly 2,000,000 SRLC Shares indirectly 2,000,000 SRLC Options	6.13%

Peter F. Grosskopf Toronto, Canada Canadian Citizen	CEO and Director	CEO of the Company from September 2010 to present; President of the Company from September 2010 to December 2012; CEO and Director of Sprott from September 2010 to present; President of Cormark (brokerage firm) from 2004 to 2010(a)(b)	2010	2,000,000 SRLC Shares directly	1.36%

W. David Black(3)(5) British Columbia, Canada Canadian Citizen	Lead Director	Retired from January 2004 to present	1984	65,150 SRLC Shares directly 35,266 SRLC Shares indirectly 275,000 SRLC Options	0.07%

Brian E. Bayley(6) British Columbia, Canada Canadian Citizen	Director	Resource Lending Advisor to the Company from September 2010 to present; President of Ionic Management Corp. (management services company) from December 1996 to present; President and CEO of the Company from May 2009 to September 2010; Co-Chair of the Company from January 2008 to May 2009(c)	2003	3,050,219 SRLC Shares directly 2,000,000 SRLC Options	2.08%

Donald D. Copeland(5)(7) British Columbia, Canada Canadian Citizen	Director	Corporate director and independent businessman from 2007 to present	2012	150,000 SRLC Options	0.00%

Paul Dimitriadis(5) Ontario, Canada Canadian Citizen	Director	COO of Sprott Consulting GP Inc. and Sprott Consulting Limited Partnership (“SCLP”) (management services companies) from November 2010 to present; COO of Sprott Resource Corp. (natural resource investment company) from June 2008 to present; legal counsel of SCLP from September 2007 to June 2008	2012	31,250 SRLC Shares directly	0.02%

W. Murray John(6) Ontario, Canada Canadian Citizen	Director	President and CEO of Dundee Resources Limited (entity that undertakes the resource investments of Dundee Corporation) from September 2004 to present; VP and Portfolio Manager with Ned Goodman Investment Counsel (investment advisor) from November 2009 to present(d)(e)	2010	100,000 SRLC Shares directly 275,000 SRLC Options	0.07%

Dale C. Peniuk(6)(7) British Columbia, Canada Canadian Citizen	Director	Chartered Accountant, corporate director and consultant from 2006 to present	2007	20,000 SRLC Shares directly 275,000 SRLC Options	0.01%

Stewart J.L Robertson(3)(4)(7) British Columbia, Canada Canadian Citizen	Director	President of the Crerar Group of Companies (acquisition and development of commercial real estate) from 1993 to present(f)	2009	100,000 SRLC Shares directly 325,000 SRLC Options	0.07%

Notes:

(1)	The information as to the number and percentage of SRLC Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors.
(2)	Includes total SRLC Shares held directly or indirectly as a percentage of total issued and outstanding SRLC Shares. Total SRLC Shares held under option are not included.
(3)	Member of the Compensation Committee.
(4)	Member of the Real Estate Committee.
(5)	Member of the Corporate Governance Committee.
(6)	Member of the Credit Committee.
(7)	Member of the Audit Committee.

(a)	The business address of each Sprott entity is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1.
(b)	The business address of Cormark is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, Toronto, Ontario, Canada M5J 2J2.
(c)	The business address of Ionic Management Corp. is Suite 1703, Three Bentall Centre, 595 Burrard Street, PO Box 49131, Vancouver, BC V7X 1J1.
(d)	The business address of Dundee Resources Limited is 40 King Street West, Suite 5500, Toronto, ON M5H 4A9.
(e)	The business address of Ned Goodman Investment Counsel is Dundee Place, 21st Floor, 1 Adelaide Street East, Toronto, ON M5C 2V9.
(f)	The business address of the Crerar Group of Companies is 938 Howe Street, 11th Floor, Vancouver, BC V6Z 1N9.

None of the individuals named above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). None of these individuals has been party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree, or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As at the date of this Circular, the directors of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 14,404,315 SRLC Shares, representing approximately 9.80% of the issued and outstanding SRLC Shares.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the earlier of (a) the time immediately prior to the effective time of the Plan of Arrangement, and (b) the next annual general meeting of Shareholders or until successors are elected or appointed in accordance with applicable Laws and the Company’s by-laws.

Except as disclosed below, to the knowledge of the Company, no proposed director:

(a)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)	is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

For the purposes of the paragraphs above, “order” means: (a) a cease trade order; (b) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

American Natural Energy Corp.

Brian E. Bayley was a director of American Natural Energy Corp. (“American”) from June 2001 to November 30, 2010. In June 2003, each of the Autorité des marché financiers (“AMF”), the British Columbia Securities Commission (“BCSC”) and the Manitoba Securities Commission (“MSC”) issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in August and September 2003. Subsequently, during the period between May 2007 and March 2008, each of the BCSC, the Ontario Securities Commission (the “OSC”), the Alberta Securities Commission (“ASC”) and the AMF issued cease trade orders against American for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded in October 2008.

Esperanza Silver Corporation

Brian E. Bayley has been a director of Esperanza Silver Corporation (“Esperanza”) since December 1999. In early 2003, the directors and officers of Esperanza became aware that Esperanza was subject to outstanding cease trade orders from each of the ASC (issued on September 17, 1998) and the Quebec Securities Commission, now the AMF (issued on August 12, 1997) for failure to file its financial statements within the prescribed times. The cease trade orders were rescinded on or prior to August 1, 2003.

Katanga Mining Limited (formerly Balloch Resources Ltd. and New Inca Gold Ltd.)

A. Murray Sinclair was a director of Katanga Mining Limited from May 1, 1998 to July 10, 2006. On February 25, 2002, February 25, 2002 and March 15, 2002, New Inca Gold Ltd. (“NGL”) (now named Katanga Mining Limited) was issued a cease trade order by the OSC, BCSC and ASC, respectively for failure to file financial statements and pay the filing fees within the prescribed time. These orders were rescinded on September 20, 2002, October 1, 2003 and October 23, 2003, respectively, following the filing of the financial statements and payment of the outstanding fees.

Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario is the auditor for the Company. PricewaterhouseCoopers LLP was first appointed as auditor of the Company in 1987. Additional information on our auditor is available in the SRLC AIF.

At the Meeting, Shareholders will be requested to re-appoint PricewaterhouseCoopers LLP as auditor of the Company to hold office until the close of the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor’s remuneration.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Company until the close of the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor’s remuneration.

Other Matters

The Company knows of no other matters to be submitted to the Shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the Management Proxyholders named in the enclosed form of proxy to vote the SRLC Shares they represent in accordance with their judgment on such matters.

Statement of Executive Compensation and Corporate Governance Disclosure

The Company’s statement of executive compensation and corporate governance disclosure is appended to this Circular as Schedule J.

INFORMATION CONCERNING THE COMPANY

General

The Company’s primary business is to provide lending facilities to the resource sector. As a natural resource lender, the Company will finance precious and base metal mining, exploration and development companies, as well as oil and gas companies and related businesses. Financing is primarily extended to companies that are involved in late stage exploration and development, or early stage production. In providing this type of financing, the Company will finance generally on a first priority basis, will earn interest on its loans, and will receive fees, stock and/or warrants from borrowers. The Company will also consider other financing arrangements. Where the Company has excess funds not deployed in financing arrangements, the Company may deploy such excess funds in various short term or liquid securities, deposits with financial institutions, and longer term bonds or debentures.

Further information regarding the business of the Company and its operations can be found in the SRLC AIF and other documents referenced herein and filed on SEDAR. See “Information Concerning the Company – Documents Incorporated by Reference”.

The Company’s principal executive office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2, and its business telephone number is (416) 362-7172.

Documents Incorporated by Reference

The following documents listed below and filed by the Company with the Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of the Company dated February 28, 2013 for the year ended December 31, 2012 (the “SRLC AIF”);

(b)	the audited consolidated annual financial statements of the Company as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the operating results and financial condition for the Company for the years ended December 31, 2012 and 2011 (the “SRLC MD&A”);

(d)	unaudited condensed interim financial statements of the Company as at March 31, 2013 and for the three months ended March 31, 2013, together with the notes thereto;

(e)	management’s discussion and analysis of the operating results and financial condition of the Company as at March 31, 2013 and for the three ended March 31, 2013; and

(f)	the material change report of the Company dated May 16, 2013 with respect to the entering into of the Arrangement Agreement.

All material change reports, audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company with the Securities Authorities on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular. Copies of the documents incorporated by reference herein may be obtained on request without charge to the Company’s Secretary at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario M5J 2J2 or by accessing the Company’s disclosure documents under its profile on SEDAR at www.sedar.com.

Any statement contained in this Circular or in any other document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Selected Historical Consolidated Financial Data

Set forth below is certain selected historical consolidated financial data relating to the Company. The financial data has been derived from the audited financial statements contained in the Company’s Annual Reports on Form 40-F for the fiscal year ended December 31, 2012 (the “2012 40-F”) and the unaudited financial statements contained in the Company’s Report on Form 6-K filed with the SEC on May 9, 2013. Our consolidated financial data has been prepared in accordance with International Financial Reporting Standards. This data should be read in conjunction with the audited financial statements and other financial information contained in (a) the Company’s annual information form dated February 28, 2013 for the year ended December 31, 2012, which was filed as Exhibit 99.1 to the 2012 40-F and is incorporated herein by reference, (b) the Company’s audited consolidated financial statements and notes thereto as at and for the fiscal years ended December 31, 2012 and 2011, together with the report of the auditors thereon, which were filed as Exhibit 99.2 to the 2012 40-F and are incorporated herein by reference, (c) the Company’s management’s discussion and analysis for the fiscal years ended December 31, 2012 and 2011, which was filed as Exhibit 99.3 to the 2012 40-F and is incorporated herein by reference, (d) the Company’s interim unaudited consolidated financial statements for the quarter ended March 31, 2013, which were filed as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on May 9, 2013 and are incorporated herein by reference, and (e) the Company’s management’s discussion and analysis for the quarter ended March 31, 2013, which was filed as Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on May 9, 2013 and is incorporated herein by reference. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained in those documents. See “Information Concerning the Company – Documents Incorporated by Reference” and “Additional Information.”

The Company has no fixed charges. The book value per share of the Company’s common stock at March 31, 2013 was $1.54.

Consolidated Statements of Comprehensive Income (Loss) Data

	Year ended December 31,		Quarter ended March 31,
	2012	2011	2013 (unaudited)	2012 (unaudited)
	(in thousands of Canadian dollars)
Interest income
Interest income on resource loans	16,327	11,373	4,731	4,375
Interest income on impaired real estate loans	2,721	5,355	400	677
Other interest income	1,080	830	413	91
	20,128	17,558	5,544	5,143
Other loan (expense) income
Unrealized gain (loss) on precious metal loans	2,520	—	(470)	—
Realized gain on precious metal loans	—	—	381	—
Loan loss expense on real estate loans, net of recoveries	(10,373)	(4,549)	(400)	(677)
Loss on revaluation of foreclosed properties held for sale, net of recoveries	(11,623)	(853)	(39)	(543)
Other loan income and fees	3,678	3,588	305	1,800
	(15,798)	(1,814)	(223)	580
Other income (loss)
Equity method investment income	110	602	2	21
Unrealized (loss) gain on investments and securities	(1,875)	(516)	(876)	2,597
Foreign exchange (loss) gain	(249)	(196)	475	(153)
Realized gain (loss) on sale of investments and securities	714	(1,136)	144	421
Gain on sale of subsidiary	4,254	—	—	—
	2,954	(1,246)	(255)	2,886
Net interest and other income	7,284	14,498	5,066	8,609

General and administrative expense	10,610	12,071	2,557	3,227
(Loss) income before income taxes	(3,326)	2,427	2,509	5,382
Income tax expense (recovery)	2,017	(61)	(3,170)	(46)
Net (loss) income	(5,343)	2,488	5,679	5,428

Other comprehensive (loss) income	—	(5)	—	12

Total comprehensive (loss) income	(5,343)	2,483	5,679	5,440

Basic (loss) earnings per share	(0.04)	0.02	0.04	0.04
Diluted (loss) earnings per share	(0.04)	0.02	0.04	0.04

Weighted average number of shares outstanding
Basic	152,039,669	154,817,476	146,976,919	154,114,814
Diluted	152,039,669	155,523,839	147,261,294	154,543,622

Consolidated Statements of Cash Flows Data

	Year ended December 31,		Quarter ended March 31,
	2012	2011	2013 (unaudited)	2012 (unaudited)
	(in thousands of Canadian dollars)
Cash flows from (used in) operating activities
Net (loss) income	(5,343)	2,488	5,679	5,428
Adjustments to determine net cash flows relating to operating items:
Resource lending activities:
Interest income	(16,327)	(11,373)	(4,731)	(4,375)
Interest payments received	11,505	6,920	2,486	3,569
Realized gain, net of loss, on investments and securities acquired	(1,609)	(1,152)	(414)	(471)
Deferred loan origination fees	(1,529)	2,690	616	52
Gain on early repayment of loans	(3,008)	—	(246)	(1,744)
Precious metal loans (fundings) repayments	(12,500)		1,675	—
Proceeds on sale of investments and securities	5,744	2,923	655	1,808
Net loan repayments (fundings)	2,220	(113,901)	(30,620)	16,125
Proceeds on sale of impaired resource loan	—	—	2,625	—
Loss on sale of impaired resource loan	—	—	186	—
Cash distribution from a joint venture in connection with resource lending activities	—	580	—	—
Items not affecting cash:
Amortization of premises and equipment	82	114	1	25
Stock-based compensation	480	1,626	22	184
Equity method investment income	(110)	(602)	(2)	(21)
Unrealized foreign exchange loss (gain)	916	(893)	(359)	687
Gain on sale of subsidiary	(4,254)	—	—	—
Unrealized loss (gain) on investments and securities	1,875	516	876	(2,597)
Unrealized (gain) loss on precious metal loans	(2,520)	—	470	—
Realized gain on precious metal loans	—	—	(381)	—
Deferred income tax expense (recovery)	833	(97)	(3,170)	(47)
Other operating cash flows	4	(16)	—	(2)
Changes in non-cash operating working capital items	6,678	(4,746)	(2,514)	6,604
Real estate monetization activities:
Interest income	(2,721)	(5,355)	(400)	(677)
Interest payments received	—	1,661	—	—
Loan loss expense on real estate loans and revaluation of foreclosed properties held for sale	21,996	5,402	439	1,220
Proceeds on sale of loans and loan repayments, net of fundings	471	63,748	—	—
Recoveries (expenses) on loans previously written off or sold	1,043	(899)	—	—
	3,926	(50,366)	(27,107)	25,768
Cash flows used in financing activities
Common shares repurchased and cancelled	(10,530)	(1,974)	—	(556)
Dividends paid	(9,130)	(3,096)	(2,205)	(2,312)
Exercise of stock options	—	1,282	—	—
	(19,660)	(3,788)	(2,205)	(2,868)
Cash flows from (used in) investing activities
Purchases of premises and equipment	—	(8)	—	—
Proceeds from sale (purchases) of investments and securities	738	(21,660)	32,135	(7,185)
Cash distribution from a joint venture	248	—	—	—
	986	(21,668)	32,135	(7,185)
Changes due to foreign exchange on cash held in subsidiaries	4	127	—	16
(Decrease) increase in cash and cash equivalents	(14,744)	(75,695)	2,823	15,731
Cash and cash equivalents—beginning of period	31,994	107,689	17,250	31,994
Cash and cash equivalents—end of period	17,250	31,994	20,073	47,725

Consolidated Balance Sheets Data

	As at December 31,		As at
	2012	2011	March 31, 2013 (unaudited)	December 31, 2012
	(in thousands of Canadian dollars)
Assets
Cash and cash equivalents	17,250	31,994	20,073	17,250
Restricted cash	—	5,000	—	—
Investments and securities	49,708	47,802	19,481	49,708
Loans receivable	127,545	136,149	153,737	127,545
Precious metal loans	14,454	—	12,749	14,454
Foreclosed properties held for sale	18,174	29,944	18,135	18,174
Equity method investment	286	441	288	286
Premises and equipment	80	163	78	80
Proceeds receivable on sale of subsidiary	2,982	—	3,103	2,982
Loan fees and sold or discharged loans receivable	573	865	402	573
Prepaid expenses, deposits, other assets	1,573	948	523	1,573
Income tax receivable	79	161	—	79
Derivative asset	—	76	—	—
Deferred income tax asset	—	—	3,212	—
	232,704	253,543	231,781	232,704
Liabilities
Accounts payable and accrued liabilities	7,298	5,135	3,944	7,298
Deferred revenue	1,217	550	110	1,217
Deferred income tax liabilities	1,044	214	1,086	1,044
	9,559	5,899	5,140	9,559
Equity
Share capital	207,537	217,768	207,537	207,537
Treasury shares	—	(39)	—	—
Contributed surplus	12,847	12,705	12,869	12,847
Retained earnings	2,761	17,234	6,235	2,761
Cumulative currency translation adjustments	—	(24)	—	—
	223,145	247,644	226,641	223,145
	232,704	253,543	231,781	232,704

Description of Share Capital

The authorized capital stock of the Company is composed of an unlimited number of SRLC Shares and an unlimited number of first preferred shares and second preferred shares. As of the Record Date, there were 146,976,919 SRLC Shares together with 6,595,833 SRLC Options outstanding, which, if exercised in each case, would amount to a fully diluted position of 153,572,752 SRLC Shares. Currently, there are no first preferred shares and no second preferred shares issued or outstanding.

Each SRLC Share entitles its holder as of the Record Date to a single vote at the Meeting in respect of all resolutions (including the Arrangement Resolution) voted on at the Meeting.

The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the U.S. Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.

Trading in SRLC Shares

The SRLC Shares are listed on the TSX in Canada under the symbol “SIL” and on the NYSE MKT in the United States under the symbol “SILU”. The following table summarizes the volume of trading and closing price of the SRLC Shares on a quarterly basis for the periods indicated:

Period	TSX High ($)	TSX Low ($)	TSX Total Volume	NYSE MKT High (U.S. $)	NYSE MKT Low (U.S. $)	NYSE MKT Total Volume
Fiscal Year Ended December 31, 2013:
First Quarter	1.55	1.38	2,911,234	1.58	1.35	7,325,438
Fiscal Year Ended December 31, 2012:
Fourth Quarter	1.58	1.36	12,347,218	1.58	1.36	10,658,033
Third Quarter	1.52	1.38	9,163,869	1.48	1.39	6,903,375
Second Quarter	1.60	1.40	8,180,294	1.57	1.36	7,018,391
First Quarter	1.63	1.39	4,193,610	1.57	1.35	6,770,486

Fiscal Year Ended December 31, 2011:
Fourth Quarter	1.72	1.30	4,678,674	1.58	1.24	7,490,955
Third Quarter	1.70	1.25	8,058,740	1.77	1.22	15,641,058
Second Quarter	1.90	1.67	8,237,828	1.97	1.70	10,025,841

The following table summarizes the volume of trading and closing price of the SRLC Shares for the periods indicated according to published sources:

Period	TSX High ($)	TSX Low ($)	TSX Total Volume	NYSE MKT High (U.S. $)	NYSE MKT Low (U.S. $)	NYSE MKT Total Volume
May 1 – 23, 2013	1.56	1.30	13,779,609	1.51	634	8,481,761
April 2013	1.43	1.27	1,549,342	1.40	1.23	3,366,765
March 2013	1.45	1.38	1,198,810	1.40	1.35	2,532,306
February 2013	1.49	1.44	699,403	1.49	1.40	2,156,566
January 2013	1.55	1.48	1,013,021	1.58	1.48	2,636,566
December 2012	1.58	1.41	4,664,075	1.58	1.43	4,275,361
November 2012	1.44	1.36	5,354,708	1.46	1.36	4,973,655
October 2012	1.42	1.40	2,328,435	1.45	1.41	1,409,017
September 2012	1.43	1.39	4,496,524	1.46	1.42	4,073,589
August 2012	1.43	1.38	1,636,255	1.44	1.39	1,772,571
July 2012	1.52	1.40	3,031,090	1.48	1.39	1,057,215
June 2012	1.52	1.41	2,798,832	1.48	1.39	1,363,098
May 2012	1.57	1.40	4,297,641	1.57	1.36	3,572,084

On May 7, 2013, the last trading day on which the SRLC Shares traded prior to the Company’s announcement that it had entered into the Arrangement Agreement, the closing price of the SRLC Shares on the TSX was $1.48 and on the NYSE MKT was U.S. $1.48.

Intentions with Respect to the Arrangement

Each director and officer of the Company has advised the Company that each such person intends to vote all of the SRLC Shares (including any SRLC Shares issued upon the exercise of any SRLC Options) held by him or her in favour of the Arrangement Resolution. The Supporting Securityholders have entered into Voting and Support Agreements with Sprott confirming such intention. See “Arrangement Resolution Matters—Voting and Support Agreements”.

Material Changes in the Affairs of the Company

To the knowledge of the directors and officers of the Company and except as publicly disclosed or otherwise described in this Circular, there are no plans or proposals for material changes in the affairs of the Company.

Transactions in SRLC Shares during the Past 60 Days

The following table lists the purchases and sales of SRLC Shares made by directors and officers of each of SRLC, Sprott and Sprott Holdco during the past 60 days:

Name	Number of SRLC Shares	Price Per SRLC Share	Trade Date	Acquisition or Disposal
Paul H. Stephens	320,600	$1.49	2013-05-10	Open market acquisition
Paul H. Stephens	100,000	$1.50	2013-05-13	Open market acquisition
Narinder Nagra	100,000	$1.53	2013-05-13	Open market acquisition
Andrew Steuter	59,000	U.S. $1.50	2013-05-14	Open market acquisition
Andrew Steuter	25,500	U.S. $1.46	2013-05-15	Open market acquisition
John Ciampaglia	15,000	$1.50	2013-05-15	Open market disposition
Andrew Steuter	35,000	$1.50	2013-05-27	Open market acquisition
Murray Sinclair(1)	2,000,000	$1.50	2013-05-29	Open market disposition

Note:

(1)	Represents SRLC Shares that are controlled but not beneficially owned by Mr. Sinclair.

Transactions in SRLC Shares by the Company during the Past Two Years

On March 9, 2011, the TSX provided acceptance of SRLC’s notice of intention to make a normal course issuer bid (the “2011 NCIB”) through the facilities of the TSX from March 16, 2011 to March 15, 2012. Under the 2011 NCIB, SRLC was permitted to purchase up to 9,881,214 SRLC Shares, representing approximately 10% of SRLC’s public float at the time of its announcement. All purchases under the 2011 NCIB were made in accordance with the policies and rules of the TSX. SRLC paid the market price at the time of acquisition for any SRLC Shares purchased under the 2011 NCIB. SRLC cancelled SRLC Shares purchased under the 2011 NCIB. During the course of 2011, SRLC purchased and cancelled 1,421,712 of its outstanding SRLC Shares through the facilities of the TSX at a weighted average price per SRLC Share of $1.35, such purchases having a value of $1,920,477.

On April 3, 2012, the TSX provided acceptance of SRLC’s notice of intention to make a normal course issuer bid (the “2012 NCIB”) through the facilities of the TSX from April 9, 2012 to April 8, 2013. Under the 2012 NCIB, SRLC was permitted to purchase up to 9,507,638 SRLC Shares, representing approximately 10% of SRLC’s public float the time of its announcement. All purchases under the 2012 NCIB were made in accordance with the policies and rules of the TSX. SRLC paid the market price at the time of acquisition for any SRLC Shares purchased under the 2012 NCIB. SRLC has cancelled SRLC Shares purchased under the 2012 NCIB. During the course of 2012, SRLC purchased and cancelled 7,246,127 of its outstanding SRLC Shares through the facilities of the TSX at a weighted average price per SRLC Share of $1.45, such purchases having a value of $10,496,809.

Other than in respect of the 2011 NCIB and 2012 NCIB, no SRLC Shares or other securities of the Company have been purchased or sold by the Company during the two year period preceding the date of this Circular, excluding any securities purchased or sold pursuant to the exercise of SRLC Options or other securities with conversion rights.

Transactions in SRLC Shares by Sprott during the Past Two Years

Neither Sprott nor Peter Grosskopf has made any acquisitions or dispositions of SRLC Shares during the past two years.

Consolidated Capitalization

There have been no material changes in the share capital of SRLC since March 31, 2013, the date of SRLC’s most recent interim consolidated financial statements.

Dividend History and Policy

On August 11, 2011, the Board of Directors approved the initial quarterly dividend on the SRLC Shares. The full amount of each quarterly dividend declared by the Board of Directors since that date have each been designated as an “eligible dividend” for purposes of the Tax Act. With respect to restrictions on dividends in the future, the Company will consider the dividend on the SRLC Shares in line with the growth and performance of its resource loan portfolio. The payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors and will be established on the basis of the Company’s earnings and/or resource lending activities, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The amounts of quarterly dividends paid and to be paid by the Company during the past two years are set forth in the table below.

Period	Dividend Amount ($)
Fiscal Year Ended December 31, 2013
First Quarter	0.015	(1)
Fiscal Year Ended December 31, 2012
Fourth Quarter	0.015
Third Quarter	0.015
Second Quarter	0.015
First Quarter	0.015
Fiscal Year Ended December 31, 2011
Fourth Quarter	0.015
Third Quarter	0.01
Second Quarter	0.01

Note:

(1)	To be paid on June 7, 2013, to Shareholders of record as at May 21, 2013.

Directors and Officers

A complete list of the Company’s current directors, together with their citizenship and material occupations, positions, offices or employment during the past five years, can be found under “Annual Meeting Matters – Election of Directors”. All addresses are c/o Sprott Resource Lending Corp., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2.

Set forth below is a list of the Company’s officers (excluding officers who currently serve as directors of SRLC), together with their citizenship and material occupations, positions, offices or employment during the past five years. All addresses are c/o Sprott Resource Lending Corp., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2.

Name, Province/State and Country of Residence	Position Held with the Company	Principal Occupation, Position, Office or Employment During Past Five Years	Number of SRLC Shares Owned(1)	Percentage of Issued and Outstanding SRLC Shares(2)
Narinder Nagra British Columbia, Canada Canadian Citizen	President and COO	President of the Company since December 2012; Chief Operating Officer of the Company since November 2010; Senior Vice-President, Asset Management of the Company from June 2009 to November 2010; Chief Financial Officer of Quest Capital Management Corp. (private asset based lender) and Ionic Securities Corp. (private exempt market dealer) since June 2008.(a)	200,000	0.14%

Jim Grosdanis Ontario, Canada Canadian Citizen	CFO	Chief Financial Officer of the Company since April 2008.	94,000	0.06%

Andrew Steuter Ontario, Canada Canadian Citizen	Vice-President, Origination	Analyst at Polar Securities (asset manager) from April 2007 through May 2009; Vice-President, Asset Based Lending at Royal Bank of Canada (financial institution) from July 2009 through December 2010; Vice-President, Origination at the Company since January 2011.(b)(c)	154,900	0.11%

Sarah-Jane Martin Ontario, Canada Canadian Citizen	Corporate Secretary

Corporate Secretary of the Company since June 2012; Legal Counsel of the Company, SCLP, and Sprott Resource Corp. since April 2011; Associate at McCarthy Tetrault LLP (law firm) from 2007 to

April 2011.(d)(e)

			Nil	Nil

Notes:

(1)	The information as to the number and percentage of SRLC Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such officers.
(2)	Includes total SRLC Shares held directly or indirectly as a percentage of total issued and outstanding SRLC Shares. Total SRLC Shares held under option are not included.
(a)	The business address of Quest Capital Management Corp. is Suite 1703, Three Bentall Centre, 595 Burrard Street, PO Box 49131, Vancouver, BC V7X 1J1. The business address of Ionic Securities Corp. is Suite 1703, Three Bentall Centre, 595 Burrard Street, PO Box 49131, Vancouver, BC V7X 1J1.
(b)	The business address of Polar Securities is 401 Bay Street, Suite 1900, Toronto, ON, M5H 2Y4.
(c)	The Royal Bank of Canada location at which Mr. Steuter was located was 200 Bay St., 30th Floor, Toronto, ON M5J 2J2.
(d)	The business address of each Sprott entity is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1
(e)	The McCarthy Tetrault LLP location at which Ms. Martin was located was Suite 5300, TD Bank Tower, Box 48, 66 Wellington Street West, Toronto, ON M5K 1E6.

None of the individuals named above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). None of these individuals has been party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree, or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Indebtedness of Directors and Officers

None of the Company’s directors, officers or employees or former directors, officers or employees is indebted to the Company.

Fees and Expenses

The fees, costs and expenses of the Company in connection with the Arrangement are estimated to be as follows: fees of Cormark ($300,000); filing fees ($30,000); legal and accounting fees ($1,100,000); and printing and mailing costs ($135,000). The above fees and expenses, together with other fees and expenses that may be payable in connection with the Arrangement, are not expected to exceed approximately $1,650,000. The Company is responsible for paying its own expenses in connection with the Arrangement.

INFORMATION CONCERNING SPROTT

Overview

Sprott was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated February 13, 2008. Sprott’s registered and head office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1 and its business telephone number is (416)362-7172.

In addition, Sprott (a) has not been convicted in a criminal proceeding during the past five (5) years and (b) nor has it been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining Sprott from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The corporate structure of Sprott is set out in the following chart:

Notes:

(1)	Sprott Private Wealth GP Inc. is the general partner of SPW.
(2)	Sprott Asia GP Inc. is the general partner of Sprott Asia LP.
(3)	Sprott Asset Management GP Inc. is the general partner of SAM.
(4)	Sprott GenPar Ltd. is the general partner of Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II and Sprott Opportunities Hedge Fund L.P.
(5)	SAMGENPAR, Ltd. is the general partner of Sprott Capital, L.P. and Sprott Capital L.P. II.
(6)	Sprott U.S. was formed to acquire Rule Investments Inc. (which in turn owns Sprott Global Resource, SAM (formerly Terra Resource Investment Management Inc.), and Resource Capital Investments Corp. (“RCIC”)
(7)	Sprott Consulting GP Inc. is the general partner of Sprott Consulting LP.

Through its subsidiaries, SAM, SPW, SCLP, Sprott Global, SAM USA, RCIC, Toscana Energy Corporation (“TEC”) and Toscana Capital Corporation (“TCC”), Sprott is an independent asset management company dedicated to achieving superior returns for its clients over the long term. Its business model is based foremost on delivering excellence in investment management to its clients. As at March 31, 2013, total assets under management were approximately $9.1 billion and assets under administration were $3.3 billion.

SAM is registered as a portfolio manager and an exempt market dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Newfoundland and Labrador and as an investment fund manager in Ontario. The majority of the Sprott’s revenues are earned through SAM in the form of management fees and performance fees earned through the management of the funds and managed accounts.

SPW is a member of the Investment Industry Regulatory Organization of Canada and the Canadian Investor Protection Fund. SPW is registered as an investment dealer in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, and Newfoundland and Labrador. With its history of offering investment management services to high net worth individuals and institutions which extends back nearly 30 years, SPW provides Sprott with a competitive advantage by providing a unique distribution channel for its fund products; as well, it serves as a platform to brand and grow the wealth management business.

SCLP provides active management, consulting and administrative services to various companies. SCLP provides active management services to public and private companies and partnerships that it has formed to capitalize on unique business opportunities. Currently, SCLP manages Sprott Resource Corp. (TSX: SCP), which invests and operates through its subsidiaries in the natural resource sector, SRLC, which provides bridge and mezzanine financing to the resource sector. SCLP also provides the Sprott funds and SPW wealth management business access to merchant banking and private equity style investments. Revenues are earned through management fees and performance fees generated by the companies and partnerships SC manages.

Sprott Global, SAM USA and RCIC, which comprise Sprott U.S., are leading experts in the natural resource investing sector providing both investment management and specialized broker services. Sprott U.S. is led by Rick Rule, a natural resources investor with over 35 years of experience in the investment industry, and have developed a team of resource investing experts, including geologists and mining engineers. They offer their expertise through pooled investment vehicles, managed accounts and brokerage accounts. Sprott U.S. is based in Carlsbad, California but invest globally. Sprott U.S. administers approximately U.S. $1.4 billion and manage over U.S.$500 million in client assets across three business lines:

•

RCIC was founded in 1998 and manages assets for pooled investment vehicles that invest in natural resource companies. The pooled investment vehicles managed by RCIC generate management and performance fees and have an average remaining duration of seven years.

•	SAM USA was founded in 2006 and is a registered investment advisor that provides segregated managed accounts for institutions and high-net worth individuals.

•

Sprott Global was founded in 1993 and is a full service U.S. brokerage firm that specializes in natural resource companies in the United States, Canada and Australia. Sprott Global has approximately 5,000 client accounts.

•	TCC manages Toscana Financial Income Trust, a private income trust established in July 2006 focused on providing mezzanine debt financing to mid-sized private and public oil and gas companies.

•

TEC manages Toscana Energy Income Corporation (previously, Toscana Resource Corporation), a publicly-listed company with a mandate to invest in medium - to long-life oil and gas assets, unitized production interests and royalties for yield and capital appreciation.

In addition, TEC is a technical advisor to and co-manager of Maple Leaf 2011 Energy Income Fund LP and Maple Leaf 2012 and 2012-II Energy Income Fund LP (collectively, “MLEI”), flow-through limited partnerships focused on investing in non-operated, direct working interests by participating in oil and gas development projects (drilling programs). MLEI is co-managed by TEC and a third party manager.

Prior Sales

Excluding any Sprott Shares distributed pursuant to the exercise of options of Sprott or other securities with conversion rights, no Sprott Shares have been issued during the twelve month period preceding the date of this Circular, except as follows:

Date	Securities Issued (Type of Transaction)	Price per Security	Aggregate Proceeds/ Total Value
March 13, 2013	7,575,758 Sprott Shares (Private Placement)	$3.30	$25,000,000

Capital Structure

Sprott Shares

The authorized share capital of Sprott consists of an unlimited number of Sprott Shares.

Each Sprott Share entitles the holder thereof to receive notice of any meetings of shareholders of Sprott, to attend and to cast one vote per Sprott Share at all such meetings. Holders of Sprott Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Sprott Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Sprott Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Sprott’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Sprott are entitled to receive on a pro rata basis the net assets of Sprott after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Sprott Shares with respect to dividends or liquidation. The Sprott Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Sprott may not, without regulatory approval, permit an investor, alone or together with its associates and affiliates, to own voting securities carrying 10% or more of the votes carried by all voting securities in SAM, SPW or Sprott, 10% or more of the outstanding participating securities of SAM, SPW or Sprott, or an interest of 10% or more in the total equity of Sprott.

Consolidated Capitalization

The following table sets forth Sprott’s consolidated capitalization as at March 31, 2013, the date of Sprott’s most recent interim consolidated financial statements, adjusted to give effect to the issuance of the Sprott Shares under the Arrangement. The table should be read in conjunction with the interim consolidated financial statements of Sprott for the three month period ended March 31, 2013, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained or incorporated in or incorporated by reference in this Circular.

	As at March 31, 2013 - Before giving effect to the Arrangement	As at March 31, 2013 - After giving effect to the Arrangement (pro forma)
	($ in thousands of Canadian dollars, other than number of shares)
Common Shares (unlimited authorized)	176,802,935	245,802,568
Capital Stock	$241,528	$483,027	(1)
Bank indebtedness	Nil	Nil

Note:

(1)	Based on the closing price of $3.50 per Sprott Share on the TSX on March 28, 2013, the last day of trading prior to the end of the financial period.

Dividend History and Policy

All dividends are subject to declaration by Sprott’s board of directors. The decision to declare any dividends and the amount of any such dividends are determined by Sprott’s board of directors, in its sole discretion, after considering general business conditions, Sprott’s financial results, including the level of performance fees paid to Sprott, and other factors it determines to be relevant at the time. Sprott’s dividend policy currently provides that its board of directors will declare, and Sprott will pay, quarterly dividends on the Sprott Shares in the amount of $0.03 per Sprott Share. In addition, Sprott expects that the Sprott board of directors will annually declare a special dividend on each of the Sprott Shares following receipt of performance fees, if any. The amount and timing of such special dividend, if any, will be determined by the Sprott board of directors in its sole discretion. All dividends are subject to declaration by the Sprott board of directors who will consider, among other things, Sprott’s risk adjusted capital and working capital requirements. There is no certainty that any such dividends will be declared or paid by Sprott. Any dividend policy established by the Sprott board of directors can be changed at any time and such policy is not binding on Sprott. The amounts of quarterly dividends paid by Sprott during the past two years are set forth in the table below.

Period	Dividend Amount
Fiscal Year Ended December 31, 2013
First Quarter	$0.03
Fiscal Year Ended December 31, 2012
Fourth Quarter	$0.03
Third Quarter	$0.03
Second Quarter	$0.03
First Quarter	$0.03
Fiscal Year Ended December 31, 2011
Fourth Quarter	$0.03
Third Quarter	$0.03
Second Quarter	$0.03

Documents Incorporated by Reference

The following documents listed below and filed by Sprott with the Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of Sprott dated March 26, 2013 for the year ended December 31, 2012 (the “Sprott AIF”);

(b)	the audited consolidated annual financial statements of Sprott as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the operating results and financial condition for Sprott for the years ended December 31, 2012 and 2011 (the “Sprott MD&A”);

(d)	unaudited condensed interim consolidated financial statements for Sprott as at March 31, 2013 and for the three months ended March 31, 2013;

(e)	management’s discussion and analysis of the operating results and financial condition of Sprott as at March 31, 2013 and for the three months ended March 31, 2013;

(f)	the material change report of Sprott dated March 7, 2013 with respect to a private placement of Sprott Shares;

(g)	management information circular of Sprott dated April 4, 2013 distributed in connection with the annual meeting of shareholders held on May 8, 2013 (the “Sprott Information Circular”); and

(h)	the material change report of Sprott dated May 16, 2013 with respect to the entering into of the Arrangement Agreement.

All material change reports, audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Sprott with the Securities Authorities under Sprott’s profile on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.

Trading in Sprott Shares

The Sprott Shares are listed on the TSX in Canada under the symbol “SII”. The following table summarizes the volume of trading and closing price of the Sprott Shares on a quarterly basis for the periods indicated:

Period	High ($)	Low ($)	Total Volume
Fiscal Year Ended December 31, 2013
First Quarter	4.25	3.36	3,802,792
Fiscal Year Ended December 31, 2012
Fourth Quarter	4.85	3.18	3,653,008
Third Quarter	5.14	4.19	4,009,855
Second Quarter	5.78	4.12	7,958,442
First Quarter	7.35	5.90	2,829,949
Fiscal Year Ended December 31, 2011
Fourth Quarter	7.74	5.35	5,271,635
Third Quarter	9.30	6.50	5,819,364
Second Quarter	9.35	7.33	7,030,160

The following table summarizes the volume of trading and closing price of the Sprott Shares during the periods indicated according to published sources:

Period	High ($)	Low ($)	Total Volume
May 1 – May 23, 2013	3.23	2.86	2,055,512
April 2013	3.52	2.57	1,874,611
March 2013	3.69	3.36	961,432
February 2013	4.14	3.49	1,347,313
January 2013	4.25	3.82	1,494,047
December 2012	3.96	3.18	2,193,498
November 2012	4.39	3.71	945,451
October 2012	4.85	4.38	514,059
September 2012	4.91	4.24	2,557,677
August 2012	5.02	4.19	896,301
July 2012	5.14	4.63	555,877
June 2012	5.77	4.81	1,387,095
May 2012	5.17	4.12	2,160,020

On May 7, 2013, the last trading day on which the Sprott Shares traded prior to the announcement of the Arrangement, the closing price of the Sprott Shares on the TSX was $2.99.

Directors and Executive Officers

Set forth below is a complete list of Sprott’s directors and executive officers together with their citizenship, principal occupation and certain other information. All addresses are c/o Sprott Inc., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1.

Name, Province/State and Country of Residence; Citizenship	Position Held with Sprott	Principal Occupation, Position, Office or Employment During Past Five Years	Director Since	Number of SRLC Shares Owned	Percentage of Issued and Outstanding SRLC Shares
Eric S. Sprott Ontario, Canada Canadian Citizen	Chairman and Chief Investment Officer	CEO of Sprott since February 2008; Chief Investment Officer of Sprott since September 2010; Senior Portfolio Manager and Director of SAM since its inception in 2001.	2008	Nil	N/A

Jack C. Lee Alberta, Canada Canadian Citizen	Lead Director	Private Investor; President of Facet Resources Ltd. since January 2008.(2)	2008	Nil	N/A

Marc Faber Thailand Swiss Citizen	Director	Managing Director of Marc Faber Ltd. since 1990.(3)	2010	Nil	N/A

Peter Grosskopf Ontario, Canada Canadian Citizen	CEO and Director	CEO of Sprott and CEO of SRLC since September 2010; President of Cormark (brokerage firm) from 2004 to 2010.(4)	2010	2,000,000	1.36%

James T. Roddy Ontario, Canada Canadian Citizen	Director	Corporate director; retired since 1994.	2008	Nil	N/A

Rick Rule California, USA U.S. Citizen	Director	President and CEO of Sprott US since 2011; founder and principal of Sprott US Global group of companies since 1993.	2011	9,251,293	6.29%
Paul H. Stephens California, USA U.S. Citizen	Director	Chairman and Partner of Stephens Investment Management LLC since 2005.(5)	2012	420,600	0.29%

Kevin Bambrough Ontario, Canada Canadian Citizen	President	President of Sprott since 2008, President; President and CEO of Sprott Resource Corp. since 2007; CEO of SCLP since 2007.	N/A	300,000	0.2%

Steven Rostowsky Ontario, Canada Canadian Citizen	Chief Financial Officer	CFO of Sprott and CFO of SAM since March 2008.	N/A	Nil	N/A

Arthur Einav Ontario, Canada Canadian Citizen	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Sprott and SCLP since 2010; Associate at Davis, Polk & Wardwell LLP (law firm) from 2005 to 2010.(6)	N/A	3,125	0.002%

Notes:

(1)	The business address of each Sprott entity is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario, Canada M5J 2J1.
(2)	The business address of Facet Resources Ltd. is 1102 – 318 26th Ave SW, Calgary, AB T2S 2T9.
(3)	The business address of Marc Faber Ltd. is Room 801, The Workstation, 43 Lyndhurst Terrace, Central, Hong Kong.
(4)	The business address of Cormark is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, Toronto, Ontario, Canada M5J 2J2.
(5)	The business address of Stephens Investment Management LLC is One Ferry Building, Suite 255, San Francisco, CA 94111.
(6)	Mr. Einav was located in the New York office of David, Polk & Wardwell, which is at 450 Lexington Avenue, New York, NY, 10017.

None of the individuals named above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). None of these individuals has been party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree, or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Indebtedness of Directors and Officers

None of Sprott’s directors, executive officers or employees or former directors, executive officers or employees is indebted to Sprott.

Risk Factors

A description of the risk factors (incorporated by reference into this Circular) applicable to Sprott is contained under the heading “Risk Factors” in the Sprott AIF, the Sprott MD&A and in Sprott’s other filings with Securities Authorities.

INFORMATION CONCERNING SPROTT HOLDCO

Overview

Sprott Holdco was incorporated under the CBCA on May 13, 2013. Sprott Holdco’s registered and head office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1 and its business telephone number is (416) 362-7172. Sprott Holdco was formed for the exclusive purpose of effecting the Arrangement.

The directors and officers of Sprott Holdco are Steven Rostowsky, Director and Chief Executive Officer and Arthur Einav, Director and President, both of whom are Canadian residents and citizens, and information regarding their principal occupations and SRLC Share ownership may be found under “Information Concerning Sprott — Directors and Executive Officers.” Their business address and phone number are c/o Sprott Holdco at the address and phone number in the paragraph above.

Sprott Holdco (a) has not been convicted in a criminal proceeding during the past five (5) years and (b) nor has it been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining Sprott Holdco from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

INFORMATION CONCERNING THE COMBINED COMPANY

Overview

On completion of the Arrangement, the Combined Company will own all of the SRLC Shares, former Shareholders of the Company will be Sprott Shareholders, and the Sprott Shares are expected to continue to trade on the TSX. Also, the Combined Company will continue to be a corporation existing under the laws of the Province of Ontario and the principal executive office of Sprott will continue to be located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1.

Integration of Resource Lending Activities

Following completion of the Arrangement, the Combined Company will use SRLC’s capital to seed new funds and sponsor additional international initiatives. The Combined Company also intends to integrate SRLC’s resource lending business by launching a new partnership through which resource lending activities would be conducted.

Unaudited Pro Forma Consolidated Financial Statements for the Combined Company following the Arrangement

The unaudited pro forma consolidated financial statements set forth in Appendix I, which give effect to all transactions described and contemplated in this Circular, should be read in conjunction with the financial statements and accompanying notes of the Company and Sprott that are incorporated by reference herein. Shareholders should not rely on the unaudited pro forma condensed consolidated financial statements as an indication of the results of operations or financial position that would have been achieved if the Arrangement had taken place on the dates indicated or an indication of the results of operations in the future. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented. Sprott’s management believes that, on the basis set forth herein, the pro forma condensed consolidated financial statements reflect a reasonable estimate of the Arrangement based on currently available information.

Directors and Executive Officers

See the Sprott Information Circular, incorporated herein by reference, for information concerning the directors and officers of Sprott as of the date thereof. The directors and officers of Sprott, as currently constituted, will remain the same for the Combined Company following completion of the Arrangement.

Capital Structure

The authorized capital of the Combined Company following the completion of the Arrangement will continue to consist of an unlimited number of common shares. The rights and restrictions of Sprott Shares and the share capital of Sprott will remain unchanged as a result of the consummation of the Arrangement, other than the issuance of Sprott Shares to Shareholders as Share Consideration, as contemplated by the Arrangement.

Post-Arrangement Shareholdings

Immediately after completion of the Arrangement, assuming that no Shareholder exercises Dissent Rights, current Shareholders are expected to own approximately 28.1% of the issued and outstanding Sprott Shares and current Sprott Shareholders are expected to own approximately 71.9% of the issued and outstanding Sprott Shares. On the Effective Date, the Combined Company will own 100% of the issued and outstanding SRLC Shares.

Post-Arrangement Securities Outstanding

Assuming the completion of the Arrangement pursuant to its terms and the outstanding securities of SRLC and Sprott as of May 7, 2013, SRLC understands that the Combined Company will have 247,963,792 Sprott Shares issued and outstanding, together with options providing for the acquisition of an aggregate of 2,650,000 Sprott Shares, which, if exercised in each case, would amount to a fully diluted position of 250,613,792 Sprott Shares.

Auditors

The auditor of the Combined Company is expected to be Ernst & Young LLP, the current auditor of Sprott.

Transfer Agent and Registrar

The transfer agent and registrar for the Combined Company is expected to be Equity Financial Trust Company at its principal office located at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, the current transfer agent and registrar of Sprott.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein and in the Company’s annual consolidated financial statements and the SRLC MD&A, no director or executive officer of SRLC, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has or had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect SRLC. Other than as set forth below, there has not been any transaction, that occurred during the past two (2) years, between any filing person (including any person who is an executive officer, director, controls the filing person and an executive officer or director of any corporation or other person ultimately in control of the filing person) and (1) the Company or any of its affiliates that are not natural persons where the aggregate value of the transactions is more than one percent of the subject company’s consolidated revenues for: (a) the fiscal year when the transaction occurred; or (b) the past portion of the current fiscal year, if the transaction occurred in the current year; or (2) any executive officer, director or affiliate of the Company that is a natural person where the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000.

Pursuant to the MSA and the Partnership Agreement, as of March 31, 2013 the Company has accrued $1,435,589 in related fees to SLCLP for fiscal 2013. For a further discussion of the MSA and Partnership Agreement, refer to “Appendix J – Statement of Executive Compensation – Management Contracts – Management Services Agreement” and “Appendix J – Statement of Executive Compensation – Management Contracts – Partnership Agreement,” which are incorporated herein by reference.

Messrs. Sinclair and Bayley, directors of the Company, have consulting agreements with the Company which provide the Company with services pertaining to the originating, credit review and, if necessary, remediation of resource loans and real estate loans. Under the terms of the consulting agreements, as amended, Messrs. Sinclair and Bayley are each paid $17,500 per month.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company indemnifies its directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The Company is also insured against any loss arising out of any payment that it may be required or permitted by law to make to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The policy limit for such insurance coverage is $10 million for the 12 months ended August 9, 2013, with no deductible for non-indemnifiable claims and a deductible of $500,000 or corporate re-imbursements per occurrence. The premium paid by the Company during the fiscal year ended December 31, 2012 was approximately $105,000. In addition, the Company has entered into indemnification agreements with all of its directors and officers.

AUDITOR

PricewaterhouseCoopers LLP is the auditor of the Company and is independent of the Company within the meanings of the Rules of Professional Conduct of the Institute of Chartered Accounts of Ontario and the rules of the SEC. PricewaterhouseCoopers LLP has been the auditor of the Company for more than five years.

OTHER INFORMATION AND MATTERS

There is no information or matter not disclosed in this Circular but known to the Company that would be reasonably be expected to affect the decision of the Shareholders to vote for or against the Arrangement Resolution.

LEGAL MATTERS

Certain legal matters in connection with the Arrangement as they pertain to the Company will be passed upon by Stikeman Elliott. Certain legal matters in connection with the Arrangement as they pertain to Sprott will be passed upon by Heenan Blaikie LLP.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company’s website at www.sprottlending.com. Information on the Company’s website is not incorporated by reference in this Circular. Financial information is contained in the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2012.

In addition, copies of the SRLC AIF, SRLC MD&A, financial statements, including the most recently available interim financial statements, as applicable, as well as this Circular, all as filed on SEDAR, may be obtained without charge upon request to the Company’s Secretary at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario M5J 2J2. The Company may require the payment of a reasonable charge if the request is made by a person who is not a Company Securityholder.

The following documents listed below and filed by the Company with the Securities Authorities are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of the Company dated February 28, 2013 for the year ended December 31, 2012 (the “SRLC AIF”), which was filed as Exhibit 99.1 to the 2012 40-F;

(b)	the audited consolidated annual financial statements of the Company as at and for the years ended December 31, 2012 and 2011, together with the notes thereto and the auditors’ report thereon, which was filed as Exhibit 99.2 to the 2012 40-F;

(c)	management’s discussion and analysis of the operating results and financial condition for the Company for the years ended December 31, 2012 and 2011 (the “SRLC MD&A”), which was filed as Exhibit 99.3 to the 2012 40-F;

(d)	unaudited condensed interim financial statements of the Company as at March 31, 2013 and for the three months ended March 31, 2013, together with the notes thereto, which was filed as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on May 9, 2013;

(e)	management’s discussion and analysis of the operating results and financial condition of the Company as at March 31, 2013 and for the three ended March 31, 2013, which was filed as Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on May 9, 2013; and

(f)	the press release of the Company dated May 8, 2013 with respect to the entering into of the Arrangement Agreement and filed as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on May 14, 2013, and the corresponding material change report of the Company dated May 16, 2013 and filed on SEDAR.

All material change reports, audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company with the Securities Authorities on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular. Copies of the documents incorporated by reference herein may be obtained on request without charge to the Company’s Secretary at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, P.O. Box 90, Toronto, Ontario M5J 2J2 or by accessing the Company’s disclosure documents under its profile on SEDAR at www.sedar.com.

Any statement contained in this Circular or in any other document incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

APPROVAL OF DIRECTORS

The contents of this Amended and Restated Circular (excluding information pertaining to Sprott) and of the accompanying form of proxy, and the sending thereof, have been approved by the Board of Directors.

DATED the 26th day of June, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF SPROTT RESOURCE LENDING CORP.

“Narinder Nagra”

Narinder Nagra President and Chief Operating Officer

CONSENT OF CORMARK SECURITIES INC.

To: The Directors of Sprott Resource Lending Corp.

To: The Special Committee of the Board of Directors of Sprott Resource Lending Corp.

We have read the amended and restated management information circular (the “Circular”) of Sprott Resource Lending Corp. (the “Company”) dated June 26th, 2013 relating to the annual and special meeting of shareholders of the Company to approve, among other things, an arrangement under the Canada Business Corporations Act involving the Company and Sprott Inc. We consent to the inclusion in the Circular of our valuation and our fairness opinion dated May 8, 2013 and references to our firm name and our valuation and our fairness opinion in the Circular.

“Cormark Securities Inc.”

Toronto, Ontario June 26, 2013

APPENDIX A

GLOSSARY OF TERMS

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular:

“1933 Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations of the SEC promulgated thereunder.

“2011 NCIB” has the meaning given to such term under “Information Concerning the Company—Transactions in SRLC Shares by the Company During the Past Two Years”.

“2012 NCIB” has the meaning given to such term under “Information Concerning the Company—Transactions in SRLC Shares by the Company During the Past Two Years”.

“Acquisition Proposal” means any offer, proposal or inquiry, whether written or oral, from any person or group of persons acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions: (a) any takeover bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company; (b) any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization or other similar transaction involving the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company, or any liquidation, dissolution or winding-up of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company; (c) any direct or indirect acquisition or sale of assets (or any lease, long-term supply arrangement, or other arrangement having the same economic effect as a sale of assets) of the Company and/or one or more Subsidiaries of the Company which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of the Company; (d) any direct or indirect sale, issuance or acquisition of SRLC Shares or any other voting or equity interests (or securities convertible into or exercisable for such SRLC Shares or other voting or equity interests) of the Company representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of the Company or any Subsidiary of the Company; or (e) any proposal or offer to do, proposed amendment of, or public announcement of an intention to do, any of the foregoing.

“affiliate” has the meaning ascribed thereto in the CBCA.

“allowable capital loss” has the meaning given to such term under “Arrangement Resolution Matters—Canadian Federal Income Tax Considerations”.

“Amalco” means the corporation to be formed upon the amalgamation of Sprott Holdco and the Company pursuant to the Arrangement.

“ARC” has the meaning given to such term under “Arrangement Resolution Matters—Regulatory Matters—Competition Act Approval”.

“Arrangement” means an arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the arrangement agreement dated as of May 8, 2013 between Sprott and the Company, as the same may be amended, amended and restated or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Arrangement, the Plan of Arrangement and the Arrangement Agreement to be considered at the Meeting, attached to this Circular as Appendix B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Sprott, each acting reasonably.

“Average Annual Net Asset Value” has the meaning given thereto in the Partnership Agreement.

“Board” or “Board of Directors” means the board of directors of the Company.

“Broadridge” means Broadridge Investor Communications.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

“Canada-U.S. Tax Convention” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Consideration – Scope of this Disclosure – Authorities”.

“Canadian Securities Laws” means the Securities Act (Ontario) and the rules, regulations, forms, published instruments, policies, bulletins, blanket orders (where applicable) and notices of the Securities Authorities made thereunder, as well as applicable rules, regulations, by-laws as now in effect and as they may be promulgated or amended from time to time.

“Cash Consideration” means $0.15 for each SRLC Share.

“CBCA” means the Canada Business Corporation Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” by the Board of Directors means: (a) any withholding, amendment, withdrawal, modification or qualification in any manner adverse to the consummation of the Arrangement of the Company’s recommendation to Shareholders, including any failure to include the Company’s recommendation in the Circular; (b) any approval, acceptance, recommendation or endorsement by the Special Committee or the Board of Directors of, or public proposal by the Special Committee or the Board of Directors to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the earlier to occur of (i) five (5) Business Days following the earlier of the receipt, and the public announcement of such Acquisition Proposal and (ii) two (2) Business Days prior to the Meeting shall not constitute a Change in Recommendation); (c) the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement; or (d)

the Company shall have publicly announced the intention to, or the Board of Directors shall have resolved to, do any of the foregoing.

“Circular” means this management information circular of the Company prepared in respect of the Meeting.

“Code” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Consideration – Scope of this Disclosure – Authorities”.

“Combined Company” means Sprott following completion of the Arrangement.

“Commissioner” means the Commissioner of Competition appointed under Subsection 7(1) of the Competition Act or any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition.

“Company” or “SRLC” means Sprott Resource Lending Corp., a corporation continued under the CBCA.

“Company Disclosure Letter” means the letter dated as of the date of the Arrangement Agreement and delivered by the Company to Sprott in the form accepted by and initialled on behalf of Sprott with respect to certain matters in the Arrangement Agreement.

“Company Material Adverse Change” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole; except to the extent that such material adverse effect results from any of the following: (a) any adoption, proposal, implementation or change in applicable Law or any interpretation thereof by any Governmental Entity or any Securities Authority, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry; (b) any change in global, national or regional political conditions (including any natural disaster, the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry; (c) any changes in general Canadian, United States or global economic conditions or in national or global financial, banking, currency, or capital markets, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry; (d) any changes in conditions generally affecting the Canadian natural resource lending business, except to the extent such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry; (e) the public announcement or pendency of the Arrangement or any of the Transactions, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, partners, or suppliers arising as a direct consequence of same; (f) changes or proposed changes in IFRS applicable to the Company or the enforcement or interpretation thereof, except to the extent that such changes or proposed changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry; (g) any change in the market price or trading volume of the securities of the Company or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company or Sprott, as the case may be, trade (it being understood that the causes underlying such change may be taken into account in determining whether a Company Material Adverse Change has occurred); or (h) except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by the Arrangement Agreement or at the written request of Sprott.

“Company Reimbursement” has the meaning given to such term under “Arrangement Resolution Matters—Arrangement Agreement—Reimbursement and Termination Payment”.

“Company Securityholders” means the Shareholders and Optionholders.

“Competition Act” means the Competition Act (Canada), including the regulations promulgated thereunder.

“Competition Act Approval” means either that: (a) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act, and such advance ruling certificate shall not have been rescinded or amended; or (b) (i) the statutory waiting period under Section 123 of the Competition Act shall have expired or have been terminated by the Commissioner, or the Commissioner shall have waived the obligation to submit a notification pursuant to paragraph 113(c) of the Competition Act, and (ii) the Commissioner shall have issued a No-Action Letter, and such letter shall not have been rescinded or amended.

“Computershare” means Computershare Investors Services Inc.

“Confidentiality Agreement” means the confidentiality agreement dated April 2, 2013 between Sprott and the Company.

“Consideration” means the consideration to be received by Shareholders pursuant to the Plan of Arrangement as consideration for each SRLC Share, consisting of an indivisible mixture of the Cash Consideration and the Share Consideration.

“Cormark” means Cormark Securities Inc., independent financial advisor to the Special Committee and author of the Valuation and the Fairness Opinion.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“CRA” means the Canada Revenue Agency.

“December 2012 Proposals” has the meaning given to such term under “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations – Eligibility for Investment”.

“Depositary” means Equity Financial Trust Company.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning given to such term under “Information Concerning the Meeting – Dissent Rights of Shareholders”.

“Dissenting Shareholder” means a Registered Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights, and who is ultimately entitled to be paid fair value for their SRLC Shares.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means the first instant of time on the Effective Date or such other time on the Effective Date as may be agreed to by SRLC and Sprott.

“Elected Amount” has the meaning given to such term under “Arrangement Resolution Matters—Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of SRLC Shares under the Arrangement with a Section 85 Election”.

“Electing Shareholder” has the meaning given to it under “Arrangement Agreements Matters—Certain United States Federal Income Tax Considerations”—U.S. Holders Exercising Dissent Rights”.

“Eligible Holder” means a beneficial holder of SRLC Shares that is: (a) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act); or (c) a non-resident of Canada, or a partnership with one or more non-resident members, whose SRLC Shares are “taxable Canadian property” for purposes of the Tax Act;

“Excluded Shareholders” has the meaning given to such term under “Arrangement Resolution Matters—Minority Approval and Multilateral Instrument 61-101 – Interested Parties under MI 61-101”.

“Fairness Opinion” means a written opinion of Cormark to the effect that, subject to the assumptions, limitations and qualifications contained in such opinion, as of the date of such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is substantively fair from a financial point of view to the Unaffiliated Shareholders.

“Final Order” means the final order of the Court approving the Arrangement pursuant to Section 192 of the CBCA, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, such order as affirmed or amended on appeal.

“final proscription date” has the meaning to such term under “Procedure for the Exchange of SRLC Shares – Limitation and Proscription”.

“Governmental Entity” means any: (a) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, authority, body, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign; (b) subdivision, agent or authority of any of the above; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above; or (d) stock exchange (including the TSX and NYSE MKT), and “Governmental Entities” means more than one Governmental Entity.

“Holder” has the meaning given to such term under “Arrangement Agreements Matters—Certain Canadian Federal Income Tax Considerations”.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

“Interested Directors” means Messrs. Peter Grosskopf, Paul Dimitriadis and Donald Copeland.

“Interim Order” means the interim order of the Court pursuant to Subsection 192(4) of the CBCA, made in connection with the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of the Company and Sprott, each acting reasonably).

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESTs (collectively as defined in the Tax Act) and similar plans, and their nominees.

“IRS” has the meaning given to such term under “Arrangement Agreements Matters—Certain United States Federal Income Tax Considerations”.

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets.

“Letter of Transmittal” means the letter of transmittal forms to be delivered by the Company to the Registered Shareholders in respect of the SRLC Shares.

“Management Proxyholders” has the meaning given to such term under “Information Concerning the Meeting – Voting by Registered Shareholders – Voting by Proxy”.

“Meeting” means the annual and special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other matters, the Arrangement Resolution.

“Meeting Materials” means the Notice of Meeting, the Circular, the Letter of Transmittal (if applicable), the form of proxy (if applicable) and the VIF (if applicable).

“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions of the Canadian Securities Authorities.

“Minority Shareholders” means the Shareholders other than Excluded Shareholders.

“MSA” means the amended and restated management services agreement between SLCLP and the Company dated March 29, 2013.

“MSA Termination Fee” has the meaning given to such term under “Arrangement Resolution Matters – Arrangement Agreement—Reimbursement and Termination Payment”.

“No Action Letter” has the meaning given to such term under “Arrangement Resolution Matters—Regulatory Matters—Competition Act Approval”.

“Nominee” has the meaning given to such term under “Annual Meeting Matters – Election of Directors”.

“Non-Electing Shareholder” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Consideration – Certain U.S. Federal Income Tax Consequences of the Arrangement—PFIC Rules”.

“Non-Registered Shareholders” means a non-registered, beneficial holder of SRLC Shares whose SRLC Shares are held through an Intermediary.

“Non-Resident Dissenter” has the meaning given to such term under “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”.

“Non-Resident Holder” has the meaning given to such term under “Arrangement Resolution Matters—Certain Canadian Federal Income Tax Considerations—Holders Not Resident in Canada”.

“Non-U.S. Holder” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations – Scope of this Disclosure – Non-U.S. Holders”.

“Notice of Meeting” and “Notice” means the notice of annual and special meeting of Shareholders accompanying this Circular.

“Notice of Objection” has the meaning given to such term under “Information Concerning the Meeting – Dissent Rights of Shareholders”.

“Notifiable Transaction” has the meaning given to such term under “Arrangement Resolution Matters – Regulatory Matters—Competition Act Approval”.

“NYSE MKT” means the New York Stock Exchange MKT.

“Offer to Purchase” has the meaning given to such term under “Information Concerning the Meeting – Dissent Rights of Shareholders”.

“Optionholder” means a holder of SRLC Options.

“Original MSA” has the meaning given to such term under “Appendix J – Statement of Executive Compensation – Management Contracts – Management Services Agreement”.

“Original Partnership Agreement” has the meaning given to such term under “Appendix J – Statement of Executive Compensation – Management Contracts – Partnership Agreement”.

“Outside Date” means July 31, 2013.

“Partners” means the Company and 7603908 Canada Inc., a wholly owned subsidiary of the Company, as ordinary partners, and SLCLP, as managing partner, of the Partnership.

“Partnership” means Sprott Resource Lending Partnership, a partnership existing under the laws of Ontario.

“Partnership Agreement” means the amended and restated partnership agreement among the Partners dated March 29, 2013.

“Person” includes an individual, partnership, association, body corporate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity), limited liability company, joint venture or any other entity, whether or not having legal status.

“PFIC” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – PFIC Rules”.

“PFIC-for-PFIC Exception” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – PFIC Rules”.

“Plan of Arrangement” means the plan of arrangement, attached to this Circular as Appendix D, and any amendments or variations made in accordance with the Plan of Arrangement or Arrangement Agreement.

“Presentation Date” has the meaning given to such term under “Arrangement Resolution Matters—Court Sanction of the Arrangement and Completion of the Arrangement”.

“Proposed Amendments” has the meaning given to such term under “Arrangement Resolution Matters—Certain Canadian Federal Income Tax Considerations”.

“Proposed Regulations” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations—U.S. Holders Exercising Dissent Rights”.

“proxy authorization form” has the meaning given to such term under “Information Concerning the Meeting”.

“QEF” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations—Tax Consequences if the Arrangement Qualifies as a Reorganization”.

“QFC” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement”.

“Record Date” means May 23, 2013.

“Registered Shareholder” means a registered holder of SRLC Shares as recorded in the register of SRLC Shares maintained by or on behalf of the Company.

“Regulation S” means Regulation S adopted by the SEC pursuant to the 1933 Act.

“Reorganization” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Arrangement – Characterization of the Arrangement”.

“Resident Dissenter” has the meaning given to such term under “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada—Dissenting Resident Holders”.

“Resident Holder” has the meaning given to such term under “Arrangement Resolution Matters—Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”.

“Right to Match Period” has the meaning given to such term under “Arrangement Resolution Matters – Arrangement Agreement—Notice of Superior Proposal, Information Rights and Right to Match”.

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements provided by Section 3(a)(10) of the 1933 Act.

“Section 85 Election” means an income tax election pursuant to Section 85 of the Tax Act (and any analogous provision of provincial tax law).

“Securities Authorities” means the Ontario Securities Commission, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada and the States of the United States.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Consideration” means 0.5 of a Sprott Share for each SRLC Share.

“Shareholders” means the Registered Shareholders and Non-Registered Shareholders.

“SLCLP” means Sprott Lending Consulting LP, a limited partnership existing under the laws of Ontario.

“Special Committee” means the special committee of the Board of Directors comprised of Messrs. A. Murray Sinclair, David Black and Dale Peniuk.

“Sprott” means Sprott Inc.

“Sprott AIF” has the meaning given to such term under “Information Concerning Sprott – Documents Incorporated by Reference”.

“Sprott Holdco” means 8520038 Canada Inc., a wholly owned subsidiary of Sprott.

“Sprott Information Circular” has the meaning given to such term under “Information Concerning Sprott – Documents Incorporated by Reference”.

“Sprott Material Adverse Change” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of Sprott and its Subsidiaries, taken as a whole; except to the extent that such material adverse effect results from any of the following: (a) any adoption, proposal, implementation or change in applicable Law or any interpretation thereof by any Governmental Entity or any Securities Authority, except to the extent that such changes have a materially disproportionate adverse effect on Sprott and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry; (b) any change in global, national or regional political conditions (including any natural disaster, the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets, except to the extent that such changes have a materially disproportionate adverse effect on Sprott and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry; (c) any changes in general Canadian, United States or global economic conditions or in national or global financial, banking, currency, or capital markets, except to the extent such changes have a materially disproportionate adverse effect on Sprott and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry; (d) any changes in conditions generally affecting the Canadian natural resource asset management business, except to the extent such changes in conditions have a materially disproportionate adverse effect on Sprott and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry; (e) the public announcement or pendency of the Arrangement or any of the Transactions, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Sprott or any of its Subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, partners, or suppliers arising as a direct consequence of same; (f) changes or proposed changes in IFRS applicable to Sprott or the enforcement or interpretation thereof, except to the extent that such changes or proposed changes have a materially disproportionate adverse effect on Sprott and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry; (g) any change in the market price or trading volume of the securities of Sprott or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company or Sprott, as the case may be, trade (it being understood that the causes underlying such change may be taken into account in determining whether a Sprott Material Adverse Change has occurred); or (h) except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by the Arrangement Agreement or at the written request of the Company.

“Sprott MD&A” has the meaning given to such term under “Information Concerning Sprott – Documents Incorporated by Reference”.

“Sprott Reimbursement” has the meaning given to such term under “Arrangement Resolution Matters—Arrangement Agreement—Reimbursement and Termination Payment”.

“Sprott Shareholders” means, at any time, the holders of Sprott Shares.

“Sprott Shares” means the common shares in the capital of Sprott.

“SRLC AIF” has the meaning given to such term under “Management Information Circular – Documents Incorporated by Reference”.

“SRLC MD&A” has the meaning given to such term under “Information Concerning the Company – Documents Incorporation by Reference”.

“SRLC Options” means options to purchase SRLC Shares issued pursuant to the SRLC Stock Option Plan.

“SRLC Securities” means, collectively, the SRLC Shares and SRLC Options.

“SRLC Shares” means the common shares in the capital of the Company.

“SRLC Stock Option Plan” means the Company’s amended and restated stock option plan, approved by Shareholders on August 17, 2010.

“SRLC Stock Option Plan Resolution” has the meaning given to such term under “Other Special Meeting Matters – Stock Option Plan”.

“Stikeman Elliott” means Stikeman Elliott LLP, legal counsel to SRLC.

“Strategic Plan” has the meaning given to such term under “Arrangement Resolution Matters – Background to the Arrangement”.

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date of the Arrangement Agreement.

“Superior Proposal” means a bona fide Acquisition Proposal to purchase or otherwise acquire directly or indirectly, including by means of a merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction: (a) not less than all of the SRLC Shares (other than SRLC Shares beneficially owned by the party making such Acquisition Proposal); or (b) not less than all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, that, in either case: (i) did not result from a breach of any agreement between any one or more of the persons making such Acquisition Proposal and its affiliates and the Company or a breach of Section 7.2 of the Arrangement Agreement; (ii) is made in writing after the date of the Arrangement Agreement, including any variation or other amendment of any Acquisition Proposal made prior to the date of the Arrangement Agreement; (iii) is not subject to any due diligence condition that is not, by its terms, meant to be satisfied or waived within ten (10) days of the date of the confidentiality agreement contemplated in Subsection 7.2(4)(i) of the Arrangement Agreement; (iv) the Board of Directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of being completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Board of Directors, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, and (B) would, if consummated in accordance with its terms (but expressly taking into account any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Arrangement (taking into consideration any adjustment to the terms and conditions of the Arrangement proposed by Sprott pursuant to the Arrangement Agreement); and (v) in respect of which any required financing to complete such Acquisition Proposal is available or committed and subject to conditions that the Board of Directors determines in its good faith judgment, after consultation with its financial advisors and its outside counsel, are very likely to be satisfied.

“Superior Proposal Notice” has the meaning given to such term under “Arrangement Resolution Matters – Arrangement Agreement—Notice of Superior Proposal, Information Rights and Right to Match”.

“Supplementary Information Request” has the meaning given to such term under “Arrangement Resolution Matters—Regulatory Matters—Competition Act Approval”.

“Supporting Securityholders” means each of the directors, and senior officers and certain Shareholders of the Company who are party to the Voting and Support Agreements.

“Tax Act” means, collectively, the Income Tax Act (Canada), including the regulations promulgated thereunder.

“taxable capital gain” has the meaning given to such term under “Arrangement Resolution Matters—Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Taxation of Capital Gains and Capital Losses”.

“Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, contributions, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed, required to be withheld or accounted for, or charged by any Governmental Entity, together with installments of any such taxes and any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties.

“Termination Payment” has the meaning given to such term under “Arrangement Resolution Matters – Arrangement Agreement—Reimbursement and Termination Payment”.

“Termination Payment Event” has the meaning given to such term under “Arrangement Resolution Matters – Arrangement Agreement—Reimbursement and Termination Payment”.

“Transaction” has the meaning given to such term under “Arrangement Resolution Matters – Background to the Arrangement”.

“Transfer Agent” means Computershare Investor Services Inc., the transfer agent of the Company.

“TSX” means the Toronto Stock Exchange.

“Unaffiliated Shareholders” means the unaffiliated Shareholders of SRLC, being those Shareholders other than Sprott and its affiliates.

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be amended and the rules and regulations of the SEC promulgated thereunder.

“U.S. Holder” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Consideration – Scope of this Disclosure – U.S. Holders”.

“U.S. Person” has the meaning given to such term under Rule 902(k) of Regulation S.

“U.S. Shareholder” has the meaning given to such term under “Arrangement Resolution Matters—Securities Laws – United States Securities Laws – Resales of Sprott Shares Issued to Shareholders in the United States at the Effective Time”.

“U.S. Treasury Regulations” has the meaning given to such term under “Arrangement Resolution Matters—Certain United States Federal Income Tax Consideration – Scope of this Disclosure – Authorities”.

“Valuation” means the written formal valuation of Cormark of the SRLC Shares and the Sprott Shares required under MI 61-101.

“VIF” means the request for voting instructions prepared by Broadridge for the Meeting.

“Voting and Support Agreements” means the voting and support agreements dated the date of the Arrangement Agreement and made between Sprott and each of the Supporting Securityholders.

“Waiver” has the meaning given to such term under “Arrangement Resolution Matters—Regulatory Matters—Competition Act Approval”.

APPENDIX B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Sprott Resource Lending Corp. (the “Company”) and 8520038 Canada Inc. (“Sprott Holdco”), a wholly-owned subsidiary of Sprott Inc. (the “Purchaser”), all as more particularly described and set forth in the management information circular (the “Company Circular”) dated May 24, 2013, of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”)) made as of May 8, 2013, between the Company and the Purchaser, is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company and Sprott Holdco (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set forth in Appendix D to the Company Circular, is hereby authorized, approved and adopted.

3.	The: (a) Arrangement Agreement and related transactions; (b) actions of the directors of the Company in approving the Arrangement Agreement; and (c) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order (the “Final Order”) from the Ontario Superior Court of Justice Commercial List (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Company Circular).

5.	Notwithstanding that these resolutions have been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company: (a) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA the Final Order and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

APPENDIX C

ARRANGEMENT AGREEMENT

Conformed Copy

ARRANGEMENT AGREEMENT

BETWEEN

SPROTT INC.

- AND -

SPROTT RESOURCE LENDING CORP.

May 8, 2013

ARTICLE I INTERPRETATION		C - 5
1.1	Definitions	C - 5
1.2	Interpretation Not Affected by Headings	C - 18
1.3	Number and Gender	C - 18
1.4	Date for Any Action	C - 18
1.5	Currency	C - 18
1.6	Accounting Matters	C - 18
1.7	Knowledge	C - 18
1.8	Schedules	C - 19
1.9	Company Disclosure Letter	C - 19
1.10	Other Definitional and Interpretive Provisions	C - 19

ARTICLE II THE ARRANGEMENT		C - 20
2.1	Arrangement	C - 20
2.2	Interim Order	C - 20
2.3	The Company Meeting	C - 21
2.4	The Company Circular	C - 21
2.5	Final Order	C - 23
2.6	Court Proceedings	C - 23
2.7	Stock Options	C - 23
2.8	Performance of Sprott Holdco	C - 24
2.9	Effective Date	C - 24
2.10	Issuance of Consideration	C - 24
2.11	Tax Withholdings and Other Source Deductions	C - 24
2.12	Dividends, etc.	C - 25

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		C - 25
3.1	Representations and Warranties of the Company	C - 25
3.2	Company Disclosure Letter	C - 25
3.3	Survival of Representations and Warranties of the Company	C - 25

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		C - 26
4.1	Representations and Warranties of the Purchaser	C - 26
4.2	Survival of Representations and Warranties of the Purchaser	C - 26

ARTICLE V COVENANTS OF COMPANY AND THE PURCHASER		C - 26
5.1	Interim Covenants of the Company	C - 26
5.2	Pre-Acquisition Reorganization	C - 29
5.3	Covenants Regarding the Performance of Obligations	C - 30
5.4	Purchaser Covenants	C - 31

5.5	Mutual Covenants	C - 31
5.6	Securityholder Communications	C - 33
5.7	Access to Information; Confidentiality	C - 33

ARTICLE VI CONDITIONS		C - 34
6.1	Mutual Conditions Precedent	C - 34
6.2	Additional Conditions Precedent to the Obligations of the Purchaser	C - 34
6.3	Additional Conditions Precedent to the Obligations of the Company	C - 35
6.4	Satisfaction of Conditions	C - 36

ARTICLE VII ADDITIONAL AGREEMENTS		C - 36
7.1	Notice and Cure Provisions	C - 36
7.2	Non-Solicitation, Superior Proposal, Right to Match	C - 37
7.3	Reimbursement and Termination Payment	C - 41
7.4	Information Rights	C - 43
7.5	Shareholder Claims	C - 43

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		C - 43
8.1	Termination	C - 43
8.2	Effect of Termination	C - 45
8.3	Waiver	C - 45

ARTICLE IX GENERAL PROVISIONS		C - 45
9.1	Directors’ and Officers’ Insurance	C - 45
9.2	Notices	C - 46
9.3	Governing Law, Jurisdiction	C - 47
9.4	Injunctive Relief and Specific Performance	C - 47
9.5	Time of Essence	C - 47
9.6	Entire Agreement, Binding Effect	C - 47
9.7	Assignment	C - 48
9.8	Severability	C - 48
9.9	Contra Proferentum	C - 48
9.10	No Third Party Beneficiaries	C - 48
9.11	No Liability	C - 48
9.12	Counterparts, Execution	C - 49
9.13	Amendments	C - 49

SCHEDULE A—Arrangement Resolution		C - 51
SCHEDULE B—Plan of Arrangement under Section 192 of the Canada Business Corporations Act		C - 52
SCHEDULE C—Representations and Warranties of the Company		C - 64
SCHEDULE D—Representations and Warranties of the Purchaser		C - 82
SCHEDULE E—Form of Voting Support Agreement		C - 91

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of May 8, 2013,

BETWEEN:

SPROTT INC., a corporation existing under the Business Corporations Act (Ontario) (the “Purchaser”)

- and -

SPROTT RESOURCE LENDING CORP., a corporation existing under the Canada Business Corporations Act (the “Company”)

WHEREAS the Purchaser desires to offer to acquire, and to acquire, all of the Company Common Shares (as hereinafter defined) through the mechanism of the Plan of Arrangement (as hereinafter defined) described herein;

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has formed a special committee of independent members of the Board of Directors (the “Special Committee”) to, inter alia, consider and make recommendations to the Board of Directors in respect of the transactions contemplated herein;

AND WHEREAS the Special Committee has unanimously determined that the consideration to be received by the Shareholders (as hereinafter defined) pursuant to the Arrangement (as hereinafter defined) is fair and that the Arrangement is in the best interests of the Company and the Special Committee recommended to the Board of Directors that it support the Arrangement and recommend that the Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained herein;

AND WHEREAS the Board of Directors, having received the recommendation of the Special Committee, has unanimously determined (subject to abstentions) that the consideration to be received by the Shareholders (as hereinafter defined) pursuant to the Arrangement (as hereinafter defined) is fair and that the Arrangement is in the best interests of the Company and that the Board of Directors has unanimously resolved (subject to abstentions) to support the Arrangement and to recommend that the Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto covenant and agree as follows:

ARTICLE I

INTERPRETATION

1.1	Definitions

In this Agreement (including the Schedules and the Recitals hereto), the following terms shall have the following meanings, and grammatical variations shall have the respective corresponding meanings:

“1933 Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“Acquisition Proposal” means any offer, proposal or inquiry, whether written or oral, from any person or group of persons acting jointly or in concert relating to, in each case whether in a single transaction or a series of related transactions:

(i)	any takeover bid, tender offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company;

(ii)	any amalgamation, plan of arrangement, share exchange, business combination, merger, consolidation, recapitalization, reorganization or other similar transaction involving the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company, or any liquidation, dissolution or winding-up of the Company and/or one or more Subsidiaries of the Company whose assets, revenues or earnings constitute, individually or in the aggregate, 20% or more of the consolidated assets, revenues or earnings of the Company;

(iii)	any direct or indirect acquisition or sale of assets (or any lease, long-term supply arrangement, or other arrangement having the same economic effect as a sale of assets) of the Company and/or one or more Subsidiaries of the Company which represents, individually or in the aggregate, 20% or more of the consolidated assets or contributed 20% or more of the consolidated revenues or earnings of the Company;

(iv)	any direct or indirect sale, issuance or acquisition of Company Common Shares or any other voting or equity interests (or securities convertible into or exercisable for such Company Common Shares or other voting or equity interests) of the Company representing 20% or more of the issued and outstanding voting or equity interests (or rights or interests therein or thereto) of the Company or any Subsidiary of the Company; or

(v)	any proposal or offer to do, proposed amendment of, or public announcement of an intention to do, any of the foregoing,

excluding the Transactions and the Plan of Arrangement and any transaction to which the Purchaser or a Subsidiary of the Purchaser is a party and any transaction involving only the Company and/or one or more of its Subsidiaries;

“affiliate” has the meaning ascribed thereto in the CBCA;

“Agreement” means this arrangement agreement and the Schedules hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Applicable Securities Laws” means the Securities Act, the 1933 Act, the 1934 Act, and all other applicable Canadian provincial and territorial, and United States federal and state securities Laws, rules and regulations and published policies thereunder and the rules of the Exchanges applicable to companies listed thereon;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.13 or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company, Sprott Holdco and the Purchaser, each acting reasonably;

“Arrangement Filings” means the filing of a certified copy of the Final Order with the Director under the CBCA together with all other corporate filings as may be necessary to give effect to the Arrangement;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule A;

“Assets” has the meaning ascribed thereto in Section 13(o) of Schedule C;

“Audited Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2012;

“Bankruptcy and Equity Exception” has the meaning ascribed thereto in Section 4(a) of Schedule C;

“Benefit Plans” has the meaning ascribed thereto in Section 9(a) of Schedule C;

“Board of Directors” has the meaning ascribed thereto in the Recitals;

“Buildings and Fixtures” means all plant, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on any of the Owned Properties or Leased Properties;

“business day” means any day (other than a Saturday, a Sunday or a statutory or civic holiday) on which commercial banks located in Toronto, Ontario are open for the conduct of business;

“Cash Consideration” means $0.15 for each Company Common Share;

“CBCA” means the Canada Business Corporation Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Change in Recommendation” by the Board of Directors means:

(i) any withholding, amendment, withdrawal, modification or qualification in any manner adverse to the consummation of the Arrangement of the Company Recommendation, including any failure to include the Company Recommendation in the Company Circular;

(ii) any approval, acceptance, recommendation or endorsement by the Special Committee or the Board of Directors of, or public proposal by the Special Committee or the Board of Directors to approve, accept, recommend or endorse, or publicly taking no position or a neutral position with respect to, any Acquisition Proposal (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal until the earlier to occur of (a) five (5) business days following the earlier of the receipt, and the public announcement of such Acquisition Proposal and (b) two (2) business days prior to the Company Meeting shall not constitute a Change in Recommendation);

(iii) the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)(i); or

(iv) the Company shall have publicly announced the intention to, or the Board of Directors shall have resolved to, do any of the foregoing;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act or any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Commitments” means any direct or indirect obligation of the Company or any of its Subsidiaries, whether subject to conditions or otherwise, to provide, after the date hereof, funding, credit or otherwise advance funds or deliver precious metals or commodities;

“Company” has the meaning ascribed thereto in the Preamble;

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Common Shares” means common shares in the capital of the Company, including common shares issued on the conversion, exchange or exercise of Convertible Securities;

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Purchaser;

“Company Leases” means the leases of the Leased Properties described in Section 13(b) of the Company Disclosure Letter;

“Company Material Adverse Change” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole; except to the extent that such material adverse effect results from any of the following:

(i)	any adoption, proposal, implementation or change in applicable Law or any interpretation thereof by any Governmental Entity or any Securities Authority, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry;

(ii)	any change in global, national or regional political conditions (including any natural disaster, the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry;

(iii)	any changes in general Canadian, United States or global economic conditions or in national or global financial, banking, currency, or capital markets, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry;

(iv)	any changes in conditions generally affecting the Canadian natural resource lending business, except to the extent such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry;

(v)	the public announcement or pendency of the Arrangement or any of the Transactions, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, partners, or suppliers arising as a direct consequence of same;

(vi)	changes or proposed changes in GAAP applicable to the Company or the enforcement or interpretation thereof, except to the extent that such changes or proposed changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource lending industry;

(vii)	any change in the market price or trading volume of the securities of the Company or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company or the Purchaser, as the case may be, trade (it being understood that the causes underlying such change may be taken into account in determining whether a Company Material Adverse Change has occurred); or

(viii)	except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by this Agreement or at the written request of the Purchaser;

“Company Meeting” means the annual and special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider, inter alia, the Arrangement Resolution;

“Company Option” means an option to purchase Company Common Shares granted by the Company under the Stock Option Plan or otherwise;

“Company Recommendation” has the meaning ascribed thereto in Section 4(b) of Schedule C;

“Company Reimbursement” has the meaning ascribed thereto in Section 7.3(1)(i);

“Company Reports” has the meaning ascribed thereto in Section 6(a) of Schedule C;

“Company Securities” has the meaning ascribed thereto in Section 2(c) of Schedule C;

“Competition Act” means the Competition Act (Canada), and the rules and regulations promulgated thereunder, as amended;

“Competition Act Clearance” means that, with regard to the Transactions, either that (i) the Commissioner shall have issued an advance ruling certificate pursuant to section 102 of the Competition Act, and such advance ruling certificate shall not have been rescinded or amended, or (ii) (a) the statutory waiting period under section 123 of the Competition Act shall have expired or have been terminated by the Commissioner, or the Commissioner shall have waived the obligation to submit a notification pursuant to paragraph 113(c) of the Competition Act, and (b) the Commissioner shall have issued a No-Action Letter, and such letter shall not have been rescinded or amended;

“Competition Filings” means the notices and filings made to Governmental Entities in respect of obtaining the Regulatory Clearances;

“Confidentiality Agreement” means the mutual confidentiality and non-disclosure agreement dated April 2, 2013, between the Purchaser and the Company;

“Consideration” means the consideration to be received by Shareholders pursuant to the Plan of Arrangement as consideration for each Company Common Share, consisting of an indivisible mixture of the Cash Consideration and the Share Consideration;

“Contract” means any license, sublicense, contract, subcontract or other agreement, instrument, obligation or binding arrangement or understanding of any kind or character, whether oral or in writing and includes Loan Documents and Commitments;

“Convertible Securities” means, collectively, the Company Options and any other securities of the Company that are convertible into or exchangeable or exercisable for Company Common Shares;

“Court” means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto, or other court as applicable;

“Crown” means her Majesty the Queen in right of Canada;

“Depository” means Computershare Investor Services Inc., as depository;

“Director” means the Director appointed under section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Eligible Holder” means a beneficial holder of Company Common Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act); or (iii) a non-resident of Canada, or a partnership with one or more non-resident members, whose Company Common Shares are “taxable Canadian property” for purposes of the Tax Act;

“Environmental Law” means any Law concerning (i) pollution or the protection, investigation or restoration of the environment, health and safety as it relates to Hazardous Substance exposure, or natural resources, (ii) the handling, import, manufacture, processing, distribution, treatment, generation, storage, containment, transportation, use, presence, disposal, emissions, discharges, release or threatened release of, or exposure to, any Hazardous Substance, (iii) noise, odor, air, employee exposure, surface water, groundwater, land, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance, or (iv) endangered or threatened species of fish, wildlife and plants, or the mitigation of adverse environmental effects on environment;

“Exchanges” means the TSX and NYSE;

“Fairness Opinion” means the opinion of Cormark Securities Inc. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the Consideration per Company Common Share to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Shareholders (other than to the Purchaser and its affiliates);

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Formal Valuation” means the formal valuation of Company Common Shares and Purchaser Common Shares prepared by Cormark Securities Inc. in accordance with Part 6 of MI 61-101;

“GAAP” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, authority, body, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity;

“Hazardous Substance” means any chemical, pollutant, contaminant, waste, material or substance that is: (i) defined, listed, classified or regulated pursuant to any Environmental Law; or (ii) any other substance which is regulated due to a potential adverse effect on human health or the environment;

“HSR Act” means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“Intellectual Property” means all registered and unregistered intellectual property and industrial property rights of any kind or nature throughout the world, including all trademarks, patents, trade secrets, inventions, copyrights and copyrightable subject matter, including all published and unpublished works of authorship and the registrations and applications, and renewals, extensions, restorations and reversions thereof; rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing; and all rights in the foregoing and in other similar intangible assets;

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA, made in connection with the Arrangement, as such order may be amended, supplemented or varied by the Court with the consent of the parties hereto, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), and the rules and regulations thereunder, as amended;

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Leased Properties” means the lands and premises listed and described in Section 13(b) of the Company Disclosure Letter;

“Liabilities” means any liability, indebtedness, obligation or commitment of any kind or nature (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet under GAAP);

“Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Loan Documents” means any and all documentation (including any amendments thereto) evidencing or relating to a Loan including but not limited to loan agreements, credit agreements, promissory notes, pledges, guarantees, powers of attorney, indentures, debenture agreements, any other document evidencing indebtedness owed to the Company or any of its Subsidiaries and any Lien granted to the Company or any of its Subsidiaries by any person, as security for the payment and performance of such parties obligations under a Loan Document;

“Loans” means any form of financing provided or advanced as of the date hereof, directly or indirectly, by or on behalf of the Company or any of its Subsidiaries, including but not limited to term loans, bridge loans, precious metals loans, convertible debt, bonds, debentures, lines of credit, indebtedness evidenced by promissory notes and similar instruments and any other indebtedness. For greater certainty, Loans shall not include any Commitment;

“Management Services Agreement” means the amended and restated management services agreement made effective as of March 29, 2013, between the Company and Sprott Lending Consulting LP;

“Material Contract” has the meaning ascribed thereto in Section 12(a) of Schedule C;

“material fact” has the meaning ascribed thereto in the Securities Act and, where the context requires, the meaning ascribed thereto under the 1933 Act and the 1934 Act;

“misrepresentation” has the meaning ascribed thereto in the Securities Act and, where the context requires, the meaning ascribed thereto under the 1933 Act and the 1934 Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Securities Authorities of Ontario and Quebec;

“Money Laundering Laws” has the meaning ascribed thereto in Section 11(b) of Schedule C;

“MSA Termination Fee” has the meaning ascribed thereto in Section 7.3(7);

“No-Action Letter” means a letter from the Commissioner stating that the Commissioner does not, at such time, intend to bring an application under Section 92 of the Competition Act with respect to the transactions contemplated by this Agreement;

“Notice of Filing” has the meaning ascribed thereto in Section 2.9;

“NYSE” means the NYSE MKT LLC;

“OBCA” means the Business Corporation Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Order” means, with respect to any person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by, or agreed to with, any Governmental Entity or arbitrator that is binding on or applicable to such person or its property;

“ordinary course of business”, (i) when used in relation to the taking of any action by the Company or any of its Subsidiaries, means that the action is consistent in nature, scope and magnitude with the past practices of the Company and its Subsidiaries and is taken in the ordinary course of normal day-to-day operations of the Company and its Subsidiaries and (ii) when used in relation to the taking of any action by the Purchaser or any of its Subsidiaries, means that the action is consistent in nature, scope and magnitude with the past practices of the Purchaser and its Subsidiaries and is taken in the ordinary course of normal day-to-day operations of the Purchaser and its Subsidiaries;

“Outside Date” means July 31, 2013 or such later date as the Purchaser and the Company may agree to in writing;

“Owned Properties” means the lands and premises listed and described in Section 13(a) of the Company Disclosure Letter;

“Parties” means, collectively, the Company and the Purchaser, and “Party” means either of them;

“Permits” means any permit, license, certification, registration, variance, exemption, Order, authorization, consent, approval or franchise from any Governmental Entity;

“Permitted Dividend” means a distribution in respect of the Company’s first fiscal quarter of 2013 in an amount not to exceed $0.015 per Company Common Share;

“Permitted Liens” means: (i) the reservations, limitations, provisos and conditions expressed in the original grant from the Crown and any statutory exceptions to title; (ii) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of real or personal property; (iii) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real property (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables); (iv) Liens for Taxes in respect of real property not yet due and payable; (v) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real property; (vi) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including (without limitation) subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements; (vii) such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; and (viii) Liens listed and described in Section 1.1 of the Company Disclosure Letter;

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule B, and any amendments or variations thereto made in accordance with Section 9.13 or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the each of the Parties, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.2(1);

“Proceedings” has the meaning ascribed thereto in Section 8 of Schedule C;

“Purchaser” has the meaning ascribed thereto in the Preamble;

“Purchaser Common Share” means common shares in the capital of the Purchaser;

“Purchaser Material Adverse Change” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with other events, effects, developments, state of facts, conditions, circumstances or occurrences would or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Purchaser and its Subsidiaries, taken as a whole; except to the extent that such material adverse effect results from any of the following:

(i)	any adoption, proposal, implementation or change in applicable Law or any interpretation thereof by any Governmental Entity or any Securities Authority, except to the extent that such changes have a materially disproportionate adverse effect on the Purchaser and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry;

(ii)	any change in global, national or regional political conditions (including any natural disaster, the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets, except to the extent that such changes have a materially disproportionate adverse effect on the Purchaser and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry;

(iii)	any changes in general Canadian, United States or global economic conditions or in national or global financial, banking, currency, or capital markets, except to the extent such changes have a materially disproportionate adverse effect on the Purchaser and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry;

(iv)	any changes in conditions generally affecting the Canadian natural resource asset management business, except to the extent such changes in conditions have a materially disproportionate adverse effect on the Purchaser and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry;

(v)	the public announcement or pendency of the Arrangement or any of the Transactions, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Purchaser or any of its Subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, partners, or suppliers arising as a direct consequence of same;

(vi)	changes or proposed changes in GAAP applicable to the Purchaser or the enforcement or interpretation thereof, except to the extent that such changes or proposed changes have a materially disproportionate adverse effect on the Purchaser and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other entities of a similar size operating in the Canadian natural resource asset management industry;

(vii)	any change in the market price or trading volume of the securities of the Purchaser or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company or the Purchaser, as the case may be, trade (it being understood that the causes underlying such change may be taken into account in determining whether a Purchaser Material Adverse Change has occurred); or

(viii)	except for any requirement to operate in the ordinary course of business, any action taken (or refrained from being taken) specifically and expressly required by this Agreement or at the written request of the Company;

“Purchaser Public Disclosure Record” means all documents or information filed by the Purchaser under its SEDAR profile;

“Purchaser Reimbursement” has the meaning ascribed thereto in Section 7.3(1)(ii);

“Purchaser Reports” has the meaning ascribed thereto in Section 15(a) of Schedule D;

“Purchaser Securities” has the meaning ascribed thereto in Section 2(c) of Schedule D;

“Purchaser Subsidiary Securities” has the meaning ascribed thereto in Section 3(b) of Schedule D;

“Receiving Party” has the meaning set out in Section 5.5(2);

“Regulatory Clearances” means (i) the Competition Act Clearance and (ii) the expiration or termination of all waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act;

“Representative” means, in respect of a person, its Subsidiaries and each of its and their respective directors, officers, employees, agents and other representatives (including any financial, legal or other advisors);

“Requisite Shareholder Approval” has the meaning ascribed thereto in Section 2.2(iii);

“Right to Match Period” has the meaning ascribed thereto in Section7.2(5)(iv); “SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario), and the rules and regulations promulgated thereunder, as amended;

“Securities Authorities” means the Ontario Securities Commission, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada and the states of the United States;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval and available for public view at www.sedar.com;

“Share Consideration” means 0.5 of a Purchaser Common Share for each Company Common Share;

“Shareholders” means the registered or beneficial holders of the Company Common Shares;

“Special Committee” has the meaning ascribed thereto in the Recitals;

“Sprott Holdco” means a corporation to be incorporated under the CBCA that will be a wholly-owned Subsidiary of the Purchaser;

“Stock Option Plan” means the stock option plan maintained by the Company and approved by Shareholders;

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof and includes, with respect to the Company, those subsidiaries of the Company which are identified as such in Section 3(a) of the Company Disclosure Letter;

“Subsidiary Securities” has the meaning ascribed thereto in Section 3(c) of Schedule C;

“Superior Proposal” means a bona fide Acquisition Proposal to purchase or otherwise acquire directly or indirectly, including by means of a merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction, (i) not less than all of the Company Common Shares (other than Company Common Shares beneficially owned by the party making such Acquisition Proposal), or (ii) not less than all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, that, in either case:

(i)	did not result from a breach of any agreement between any one or more of the persons making such Acquisition Proposal and its affiliates and the Company or a breach of Section 7.2;

(ii)	is made in writing after the date hereof, including any variation or other amendment of any Acquisition Proposal made prior to the date hereof;

(iii)	is not subject to any due diligence condition that is not, by its terms, meant to be satisfied or waived within ten (10) days of the date of the confidentiality agreement contemplated in Subsection 7.2(4)(i) of this Agreement;

(iv)	the Board of Directors has determined in good faith (after consultation with its financial advisors and outside legal counsel) (A) is reasonably capable of being completed in accordance with its terms without undue delay taking into account, to the extent considered appropriate by the Board of Directors, all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal, and (B) would, if consummated in accordance with its terms (but expressly taking into account any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Arrangement (taking into consideration any adjustment to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 7.2); and

(v)	in respect of which any required financing to complete such Acquisition Proposal is available or committed and subject to conditions that the Board of Directors determines in its good faith judgment, after consultation with its financial advisors and its outside counsel, are very likely to be satisfied;

“Superior Proposal Notice” has the meaning ascribed thereto in Section 7.2(5);

“Supplying Party” has the meaning ascribed thereto in Section 5.5(2);

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended;

“Taxes” means, with respect to any person, all supranational, federal, state, local, provincial, branch or other taxes, including income taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, contributions, pension plan premiums, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed, required to be withheld or accounted for, or charged by any Governmental Entity, together with installments of any such taxes and any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties;

“Tax Returns” means all reports, forms, elections, declarations, designations, schedules, agreements, statements, estimates, declarations of estimated tax, information statements, returns and all other similar documents filed or required by Law to be filed with or provided to a Governmental Entity with respect to Taxes or Tax information reporting, including any claims for refunds of Taxes, and any amendments or supplements of the foregoing;

“Termination Payment” has the meaning ascribed thereto in Section 7.3(1);

“Termination Payment Event” has the meaning ascribed thereto in Section 7.3(1);

“Transactions” has the meaning ascribed thereto in Section 4(a) of Schedule C;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

“Voting Support Agreements” means the voting support agreements, entered into between the Purchaser and (i) each member of the Board of Directors, (ii) each officer of the Company, (iii) Dundee Corporation, (iv) Arthur Richards Rule IV, (v) The Rule Family Trust U/A/D 12/17/98 and (vi) such other parties as may be agreed upon by the Purchaser and Company acting reasonably, in the form as set forth in Schedule E.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian currency and “Cdn.$” or “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

1.7	Knowledge

In this Agreement, unless otherwise stated, references to (i) “the knowledge of the Company” means the actual knowledge, after reasonable internal inquiry in their capacity as directors or officers of the Company, as applicable, and not in their personal capacity of, Murray Sinclair, Chairman of the Board, Narinder Nagra, President and Chief Operating Officer and Jim Grosdanis, Chief Financial Officer and (ii) “the knowledge of the Purchaser” means the actual knowledge, after reasonable internal inquiry in their capacity as directors and/or officers of the Purchaser, as applicable, and not in their personal capacity of, Peter Grosskopf, Chief Executive Officer and Steven Rostowsky, Chief Financial Officer.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A—Arrangement Resolution

Schedule B—Plan of Arrangement under Section 192 of the Canada Business Corporations Act

Schedule C—Representations and Warranties of the Company

Schedule D—Representations and Warranties of the Purchaser

Schedule E—Form of Voting Support Agreement

1.9	Company Disclosure Letter

The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law (unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes) or (ii) a Party reasonably needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.10	Other Definitional and Interpretive Provisions

(i)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(ii)	The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(iii)	Any terms defined in this Agreement and used in the Company Disclosure Letter or any Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(iv)	References to any agreement, contract or plan are to that agreement, contract or plan as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to any person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.

(v)	References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

ARTICLE II

THE ARRANGEMENT

2.1	Arrangement

The Company and the Purchaser agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

The Company agrees that as soon as reasonably practicable after the date hereof, and in any event in sufficient time to hold the Company meeting in accordance with Section 2.3, the Company shall apply, in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 192(3) of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, the terms of which are acceptable to the Purchaser, acting reasonably, which shall provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which notice is to be provided;

(ii)	for confirmation of the record date in respect of the Company Meeting referred to in Section 2.3(2);

(iii)	that the requisite approval for the Arrangement Resolution shall be (A) two-thirds of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting, (B) a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting excluding the votes cast on the Arrangement Resolution by the Shareholders required to be excluded pursuant to the minority approval provisions of MI 61-101 (A and B together, the “Requisite Shareholder Approval”); and (C) such other approval, if any, as is required by Law;

(iv)	that, in all other respects, the terms, restrictions and conditions of the Company’s constating documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(v)	for the grant of the Dissent Rights;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the Company Meeting may be adjourned or postponed in accordance with the terms of this Agreement from time to time by the Company without the need for additional approval of the Court; and

(viii)	that the record date for Shareholders entitled to vote at the Company Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by applicable Law.

2.3	The Company Meeting

(1) Subject to the terms of this Agreement and the Interim Order and provided that this Agreement has not been terminated, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s by-laws and articles of incorporation and applicable Laws as soon as reasonably practicable and in any event on or before June 28, 2013 and not to propose to adjourn or postpone the Company Meeting:

(i)	except as required for quorum purposes or by applicable Law or by a Governmental Entity;

(ii)	except as required under Section 7.2(8); or

(iii)	except for an adjournment consented to by the Purchaser.

(2) The Company shall fix a record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Company Meeting, which record date shall be not later than May 24, 2013, or such other date as agreed by the Company and the Purchaser.

(3) The Company shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution.

(4) The Company shall give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting.

(5) The Company shall advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and any further information respecting such proxies as the Purchaser may reasonably request.

(6) The Company shall promptly advise the Purchaser of any written notice of dissent or purported exercise by any Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless the Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable.

2.4	The Company Circular

(1) Subject to compliance by the Purchaser with Section 2.4(5), promptly after the execution of this Agreement, the Company shall prepare and complete the Company Circular together with any other documents required by the CBCA, Applicable Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement including obtaining the Formal Valuation for inclusion in the Circular, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Shareholder, each holder of Company Options, the directors of the Company, the auditors of the Company and any other persons as required by the Interim Order and applicable Laws, in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1). If required to convene the Company Meeting as contemplated by Section 2.3, the Company shall take all actions necessary to abridge timing under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

(2) The Company Circular shall provide Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must: (i) contain a copy of the Fairness Opinion, (ii) contain a copy of the Formal Valuation and any disclosure relating to the Formal Valuation required by MI 61-101 and applicable Laws, (iii) contain the Company Recommendation, and (iv) contain a statement that each director of the Company intends to vote all of such individual’s Company Common Shares in favour of the Arrangement Resolution and against any resolution submitted by any Shareholder that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement. For greater certainty, nothing in this Agreement restricts or prohibits the Board of Directors from, in good faith and upon advice of legal counsel, acting in accordance with their fiduciary duties.

(3) The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular shall not contain any misrepresentation (other than with respect to any information furnished by the Purchaser or its affiliates for inclusion in the Company Circular or that has been derived from the Purchaser’s Public Disclosure Record).

(4) The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto prior to the filing on SEDAR and/or EDGAR of such materials, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser or its affiliates included in the Company Circular shall be in form and content satisfactory to the Purchaser, acting reasonably.

(5) The Purchaser shall furnish to the Company all such information concerning the Purchaser and its affiliates, as applicable, as may be reasonably required based on applicable Law by the Company in the preparation of the Company Circular and other documents related thereto, and the Purchaser shall ensure that no such information shall contain any misrepresentation.

(6) The Purchaser shall indemnify and save harmless the Company’s Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company’s Representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation in any information related to the Purchaser or its affiliates included in the Company Circular that is provided by the Purchaser or its affiliates in writing for the purpose of inclusion in the Company Circular or that has been derived from the Purchaser’s Public Disclosure Record; and

(ii)

any order made, or any inquiry, investigation or proceeding by any Governmental Entity (including any Securities Authority), to the extent based on any misrepresentation or any alleged misrepresentation in any information related to the Purchaser or its affiliates and provided by the Purchaser or its affiliates in writing for the purpose of inclusion in the Company Circular or that has been derived from the Purchaser’s Public Disclosure Record.

(7) The Company and the Purchaser shall promptly notify each other if at any time before the Effective Date it becomes aware that the Company Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by the Purchaser with this Section 2.4, and, if required by the Court or applicable Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Shareholders and file the same with the Securities Authorities and as otherwise required.

2.5	Final Order

If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law and (iii) the condition in Section 6.1(iv) has been satisfied or waived by each of the Parties then, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable (but in any event within two (2) business days) thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192(3) of the CBCA. The Company agrees that it will oppose any proposal from any other person that the Final Order contains any provision inconsistent with this Agreement and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, the Purchaser.

2.6	Court Proceedings

Subject to the terms and conditions of this Agreement, the Purchaser shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information reasonably required to be supplied by the Purchaser concerning the Purchaser or its respective affiliates in connection therewith. The Company shall provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement and reasonable consideration shall be given to any comments made by the Purchaser and its legal counsel. The Company shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

2.7	Stock Options

(1) In accordance with the Plan of Arrangement, at the time specified in the Plan of Arrangement, each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per Company Common Share of such Company Option, subject to (for greater certainty) applicable

Tax withholdings and other source deductions in accordance with Section 2.11. Each Company Option issued and outstanding immediately prior to the Effective Time shall thereafter be immediately cancelled, the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 2.7 and in the manner specified in the Plan of Arrangement, and all option agreements related thereto shall be terminated. The Company shall take, and shall cause its Subsidiaries to take, all steps necessary or desirable to give effect to the foregoing, including amending the Stock Option Plan, subject to the approval of the Exchanges.

(2) The Parties acknowledge and agree that no deduction will be claimed by the Company in respect of any payment made to a holder of Company Options in respect of the Company Options pursuant to the Plan of Arrangement who is a resident of Canada or who is or was employed in Canada (both within the meaning of the Tax Act) in computing the Company’s taxable income under the Tax Act, and the Company shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Company Options, and (ii) provide evidence in writing of such election to holders of Company Options, it being understood that holders of Company Options shall be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options.

2.8	Performance of Sprott Holdco

The Purchaser shall cause Sprott Holdco to comply with all of its obligations under or relating to the Arrangement and the transactions contemplated by this Agreement.

2.9	Effective Date

On the second business day after the issuance of the Final Order and satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, and subject to applicable Law, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, the Company shall make the Arrangement Filings, provided that the Company shall not be required to make the Arrangement Filings unless the Company has received written confirmation, in form satisfactory to it, from the Depositary that it has received the instructions and authorization referred to in Section 2.10. Subject to the terms hereof, the Company shall specify in a written notice (the “Notice of Filing”) to the Purchaser the date the Arrangement Filings are to be made, which date shall not be less than two (2) business days following the date that such confirmation of the Depository has been provided. From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law.

2.10	Issuance of Consideration

Following the Company providing the Notice of Filing under Section 2.9 and not less than one (1) business day prior to the Arrangement Filings by the Company, the Purchaser shall deposit in escrow with the Depositary sufficient Purchaser Common Shares and cash to satisfy the Consideration payable to Shareholders, and pursuant to the Plan of Arrangement (other than payments to Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.11	Tax Withholdings and Other Source Deductions

Each of the Company, the Purchaser, and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person pursuant to this Agreement and under the Plan of Arrangement such amounts as are required or permitted to be deducted or withheld with respect to such payment under the

Tax Act, the United States Internal Revenue Code of 1986, or any provision of any other applicable Law or under the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld or deducted and remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.

2.12	Dividends, etc.

If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Company Common Shares (other than the Permitted Dividend) that is prior to the Effective Time or the Company pays any dividend or other distribution on the Company Common Shares (other than the Permitted Dividend) prior to the Effective Time: (i) the applicable Cash Consideration per Company Common Share shall be reduced by the amount of such dividends or distributions, provided that the Cash Consideration will not be reduced to less than $0.01 per Company Common Share; and (ii) to the extent that the amount of such dividends or distributions per Company Common Share exceeds the amount of the reduction in the Cash Consideration per Company Common Share pursuant to (i) above, then such excess amount shall be placed in escrow for the account of the Purchaser or another person designated by the Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties of the Company

Except as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to and in favour of the Purchaser as set forth in Schedule C and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Company Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to the Purchaser the Company Disclosure Letter required to be delivered pursuant to this Agreement, which sets out the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of the Company contained in this Agreement. The disclosure of any item in the Company Disclosure Letter shall constitute disclosure or, as applicable, exclusion of that item for the Company Disclosure Letter where the relevance of that item as an exception to (or a disclosure for the purposes of) the applicable representations and warranties and covenants is reasonably apparent on the face of such disclosure regardless of whether the applicable representations, warranties or covenants are qualified by the language “Except as disclosed in the Company Disclosure Letter” or an equivalent qualification.

3.3	Survival of Representations and Warranties of the Company

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1	Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants to and in favour of the Company as set forth in Schedule D and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2	Survival of Representations and Warranties of the Purchaser

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE V

COVENANTS OF COMPANY AND THE PURCHASER

5.1	Interim Covenants of the Company

(1) From the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required by applicable Law or a Governmental Entity (including a Securities Authority), (ii) with the prior written consent of the Purchaser, (iii) as expressly required by this Agreement, or (iv) as set forth in Section 5.1(1) of the Company Disclosure Letter, (x) the Company shall cause the business of the Company and its Subsidiaries to be conducted in the ordinary course of business and shall use commercially reasonable efforts to (a) preserve intact its and its Subsidiaries’ present business organization, pay and perform all material obligations when due and maintain its current relationships with Governmental Entities and other persons having business dealings with the Company or any of its Subsidiaries, (b) prepare and file any requisite regulatory filings with any Governmental Entity (including a Securities Authority) on a timely basis and in accordance with the ordinary course of business, and (y) without limiting the generality of clause (x) above and notwithstanding anything to the contrary contained in clause (x) above, the Company shall not and shall not permit any of its Subsidiaries to:

(i)	amend its by-laws and articles of continuance or comparable governing documents;

(ii)	merge or consolidate the Company or any of its Subsidiaries with any other person, except for such transactions between the Company and its Subsidiaries, or dissolve or completely or partially liquidate;

(iii)	form any Subsidiary or acquire assets from any other person with a value or purchase price in the aggregate in excess of $250,000 in any transaction or series of related transactions other than transactions in the ordinary course of business;

(iv)

issue, sell, pledge, dispose of, grant, transfer or encumber (A) any Company Securities (B) any Subsidiary Securities or (C) any share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, the Company or any of its Subsidiaries, other than (x) issuance or sales of Company Common Shares upon exercise of the

Company Options outstanding on the date hereof, (y) issuances, sales and other transfers between the Company and its Subsidiaries, or (z) as permitted under Section 5.1(1)(xv);

(v)	other than in the ordinary course of business and except as disclosed in Section 5.1(1) of the Company Disclosure Letter, create or incur any Lien on (A) any assets of the Company or any of its Subsidiaries having a value in excess of $250,000, (B) any Intellectual Property of the Company or any of its Subsidiaries or (C) any Intellectual Property licensed to the Company or any of its Subsidiaries;

(vi)	(A) make any loans, advances, guarantees or capital contributions to or investments in any person (other than the Company or any of its wholly-owned Subsidiaries) other than in the ordinary course of business, including but not limited to the loans contemplated by Section 5.1(1) of the Company Disclosure Letter or (B) deposit, invest or otherwise manage its cash, cash equivalents or marketable securities other than in the ordinary course of business (including as to manner, amount and jurisdictions);

(vii)	(A) repurchase, redeem or otherwise reacquire any shares or other securities, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any Company Securities or Subsidiary Securities or issue any other securities in respect of, in lieu of or in substitution for Company Securities or Subsidiary Securities, except for any split, combination or reclassification of shares of a wholly-owned Subsidiary of the Company, or any issuance of any securities of a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or (B) enter into any agreement with respect to the voting of its shares;

(viii)	except as disclosed in Section 5.1(1) of the Company Disclosure Letter, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise) any other person’s indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(ix)	make any capital expenditures in excess of $250,000 in the aggregate;

(x)	make any changes with respect to accounting policies or procedures other than as required by changes in GAAP;

(xi)	settle any pending or threatened Proceedings or other material claims or disputes, other than the settlement of Proceedings or other material claims or disputes (A) reflected or reserved against in full in the Audited Balance Sheet or (B) the settlement of which does not include any obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Effective Time that is in excess of $100,000 in the aggregate;

(xii)	enter into any Contract that would be or would become a Material Contract;

(xiii)	amend, modify, assign any rights under or terminate any Material Contract other than in the ordinary course of business;

(xiv)	other than pursuant to Material Contracts in effect prior to the date hereof and furnished to the Purchaser prior to the date of this Agreement, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights or businesses of the Company or any of its Subsidiaries;

(xv)	except as disclosed in Section 5.1(1) of the Company Disclosure Letter, as required by applicable Law or otherwise required pursuant to existing Contracts or Benefit Plans in effect as of the date hereof and made available to the Purchaser in the virtual data room of the Company prior to the date hereof, (A) increase the compensation or benefits of any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (B) promote any employee, (C) pay any bonus to any person (including any employee), (D) amend, enter into or establish any new employment, change in control, severance, termination, indemnification or other agreement with any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (E) make any severance or termination payments to any current or former employee, director, or consultant of the Company or any of its Subsidiaries, (F) make any new equity awards to any person or accelerate the vesting of any award under any Benefit Plan, (G) establish, adopt, terminate or amend any Benefit Plan, or (H) hire any person as an employee or consultant;

(xvi)	except as required by applicable Law, make, change or rescind any material Tax election, file any amended material Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to material Taxes, make a request for a Tax ruling or enter into any closing agreement with respect to a material Tax, surrender any right to claim a material Tax refund, or change any material method of Tax accounting;

(xvii)	enter into or consummate any tax planning or restructuring transaction which involves any transfer, assignment or other disposition of any Assets other than in the ordinary course of business; or

(xviii)	authorize, commit or enter into any Contract to do any of the foregoing.

(2) Nothing contained in this Agreement shall give the Purchaser, directly or indirectly, the right to control the Company or any of its Subsidiaries or direct the business or operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, shall be interpreted in such a way as to place the Company or the Purchaser in violation of any rule, regulation or policy of any Governmental Entity, including any applicable Law.

(3) The Company shall, at its own expense, obtain the Fairness Opinion and the Formal Valuation and provide copies of each to the Purchaser immediately upon receipt thereof by the Company.

(4) The Company shall provide prior written notice of the Transactions, including notice of the record date for the Company Meeting, to the Exchanges.

(5) From the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) as required by applicable Law or a Governmental Entity (including a Securities Authority), or (ii) as the Company shall otherwise agree in writing, or (iii) as expressly required by this Agreement, the Purchaser (x) shall cause the business of the Purchaser and its material Subsidiaries to be conducted in the ordinary course of business and shall use commercially reasonable efforts to (a) preserve intact its and its material Subsidiaries’ present business organization, pay and perform all material obligations when due and maintain its current relationships with Governmental Entities and other persons having business dealings with the Purchaser or any of its material Subsidiaries, (b) prepare and file any requisite regulatory filings with any Governmental Entity (including a Securities Authority) on a timely basis and in accordance with the ordinary course of business, and (y) shall not, directly or indirectly, and shall cause each of its Subsidiaries not to, other than in the ordinary course of business including, but not limited to, cash management investments made in accordance with the Purchaser or any of its Subsidiaries’ existing cash management policies and practices and investments in funds and limited partnerships, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any person, or make any investment either by purchase or shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other person that has a value greater than $50 million on a case by case basis, provided that all such investments or acquisitions that have been disclosed by the Purchaser to the Company or in the Purchaser’s Public Disclosure Record, in each case prior to the date of this Agreement, shall not be subject to the terms of this Section 5.1(5).

5.2	Pre-Acquisition Reorganization

(1) The Company shall effect such reorganization of its Subsidiaries, business, operations, and assets or such other transactions as the Purchaser may reasonably request (each, a “Pre-Acquisition Reorganization”) prior to or following the Effective Time, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that the Company need not effect a Pre-Acquisition Reorganization which in the opinion of the Company (or its counsel), acting reasonably (i) would require the Company to obtain the prior approval of the Shareholders in respect of such Pre-Acquisition Reorganization, (ii) would require the filing of a registration statement under the 1933 Act, (iii) would expose the Company (in the event the Arrangement is not completed) to additional adverse Tax consequences that it would not otherwise be exposed to in the absence of completing the Pre-Acquisition Reorganization, (iv) could not be unwound in the event the Arrangement is not consummated without adversely affecting the Company in any manner, (v) would reasonably interfere in the ongoing operations of the Company or any of its Subsidiaries, (vi) would require the Company or any Subsidiary to contravene any Law, their respective constating documents or any Contract; (vii) would result in the withdrawal or material modification of the Fairness Opinion or the Formal Valuation or (viii) would impede or delay the consummation of the Arrangement. Without limiting the foregoing and other than as set forth in clause (viii) above, the Company shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and the Company shall cooperate with the Purchaser in structuring, planning and implementing any such Pre-Acquisition Reorganization. The Purchaser shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) business days prior to the Effective Date. In addition:

(i)

the Purchaser shall indemnify and save harmless the Company and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties (including actual out-

of-pocket costs and expenses for filing fees and external counsel) suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization or as a result of the reversal or modification (where such reversal or modification is reasonably necessary) of all or any of the Pre-Acquisition Reorganization steps in the event the Arrangement does not proceed;

(ii)	unless the Parties otherwise agree, any Pre-Acquisition Reorganization to be effected prior to the Effective Time shall not become effective until a date that is no earlier than three (3) business days prior to the Effective Date and in any event not prior to obtaining the Final Order; and

(iii)	such cooperation does not require the directors, officers or employees of the Company and its Subsidiaries to take any action in any capacity other than as a director, officer or employee, as applicable.

(2) The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization requested by the Purchaser shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.

5.3	Covenants Regarding the Performance of Obligations

Subject to the terms and conditions of this Agreement, the Company shall and shall cause its Subsidiaries, and the Purchaser shall and shall cause its Subsidiaries, to perform all obligations required or desirable to be performed by the Company or any of its Subsidiaries or the Purchaser or any of its Subsidiaries under this Agreement, and co-operate with the other in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Arrangement. Without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to:

(i)	use commercially reasonable efforts to obtain the Requisite Shareholder Approval, including submitting the Arrangement Resolution for approval by the Shareholders at the Company Meeting in accordance with Section 2.3(1);

(ii)	promptly advise the Purchaser orally and, if then requested, in writing of any event, change or development that has resulted in, or that to the knowledge of the Company, would reasonably be expected to constitute, a Company Material Adverse Change, or resulted in any material adverse change in any fact set forth in the Company Disclosure Letter;

(iii)

promptly notify the Purchaser of (a) any written notice or other communication received by it from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or default under (x) any Material Contract to which the Company or any of its Subsidiaries is a party or (y) any other Contract to which the Company or any of its Subsidiaries is a party, the breach of or default under which would reasonably be expected to result in liability that is material to the Company and its Subsidiaries, taken as a whole, or (b) any written notice or other communication received by the Company or any of its Subsidiaries from any third party, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent or waiver of such third party is or may be required in connection with the Transactions;

(iv)	use commercially reasonable efforts to assist in effecting the resignations of the Company directors and cause them to be replaced following the Effective Date by persons nominated by the Purchaser;

(v)	at the request of the Purchaser, use commercially reasonable efforts to obtain all other third person consents, waivers, Permits, exemptions, orders, approvals, agreements, amendments and modifications to the Material Contracts that are necessary to permit consummation of the Transactions; and

(vi)	subject to the Confidentiality Agreement, provide lists of beneficial and registered holders of the Company Common Shares and any geographical reports prepared by its transfer agent in the possession of the Company and a list of holders of the Company Options, as well as a security position listing from each depository, including CDS Clearing and Depository Services Inc. and the Depository, and deliver any such lists to the Purchaser promptly following the date hereof and promptly deliver to the Purchaser upon demand thereafter supplemental lists setting out changes thereto.

5.4	Purchaser Covenants

(1) The Purchaser shall take all such action as may be reasonably required under any Applicable Securities Laws, including “blue sky laws” in the United States, in connection with the Transactions and the issuance of the Share Consideration.

(2) The Purchaser shall use commercially reasonable efforts to satisfy any and all conditions required by the TSX to be satisfied in order to obtain the final and unconditional approval of the TSX to issue the Share Consideration and list same for trading on the facilities of the TSX.

(3) The Purchaser shall promptly notify the Company in the event that it becomes aware of any breach or threatened breach of a Voting Support Agreement by a counterparty thereto and shall, if requested in writing by the Company, use commercially reasonable efforts to enforce the provisions of such Voting Support Agreement, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

(4) The Purchaser shall make joint elections with Eligible Holders in respect of the disposition of their Company Common Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act or applicable provincial tax legislation, as the case may be.

5.5	Mutual Covenants

(1) Subject to the terms and conditions of this Agreement, with respect to the Transactions, the Purchaser and the Company shall use their commercially reasonable efforts to obtain the Regulatory Clearances as soon as practicable, without limiting the foregoing, each of the Parties shall:

(i)	cooperate and provide assistance to the other Party in respect of the Competition Filings, including the provision of information regarding itself and any respective Subsidiaries and commercial activities relevant to the preparation of any filing or submission to a Governmental Entity;

(ii)	as soon as practicable (but in any event, except as otherwise stated herein, within seven (7) business days of the date hereof):

(a)	with respect to the Competition Act Clearance, the Purchaser shall submit a letter to the Commissioner requesting an advance ruling certificate or, in the alternative, a No-Action Letter, and, if the Competition Act Clearance has not been obtained within 21 days from when the Purchaser submitted the letter to the Commissioner, the Purchaser or Company may, at any time thereafter, notify the other Party that it intends to file a notification pursuant to subsection 114(1) of the Competition Act in which case the Purchaser and Company shall each submit its respective notification to the Commissioner within seven (7) business days thereof;

(b)	with respect to notification and filings under the HSR Act, the Purchaser and Company shall each submit a notification and the Purchaser shall request the earlier termination of the applicable waiting period under the HSR Act; and

(c)	the Parties shall submit to the appropriate Governmental Entities all filings necessary or advisable to obtain or satisfy the Regulatory Clearances;

(iii)	respond as quickly as reasonably practicable to any requests for non-privileged information or requests for meetings by a Governmental Entity in respect of the Competition Filings (including in respect of any supplementary filings, submissions or requests for information);

(iv)	promptly advise the other Party of any material written or verbal communications that it receives from a Governmental Entity in respect of the Competition Filings (including in respect of any supplementary filings, submissions or requests for information) and permit the other Party to participate in any meetings with any Governmental Entity (subject to any opposition by a Governmental Entity to a particular Party’s participation in such meeting) and participate or review any material written or verbal communication before it is made to any Governmental Entity; and

(v)	promptly pay any mandatory filing fees payable to a Governmental Entity in connection with the Competition Filings, the costs of which shall be borne by the Purchaser.

(2) Notwithstanding anything to the contrary in this Section 5.5, no Party shall be required to provide to any other Party any confidential competitively-sensitive information, provided that any Party seeking to exclude any such confidential competitively-sensitive information (“Supplying Party”) from any other Party (“Receiving Party”) shall provide a redacted version of the information to the Receiving Party along with a non-redacted version containing the confidential competitively sensitive information to the

Receiving Party’s external legal counsel on an “external counsel only” basis and the Receiving Party shall not request or otherwise receive the information from its external legal counsel without having received written permission from the Supplying Party. In particular, the Receiving Party will cause its external counsel to use such confidential competitively-sensitive information disclosed or made available to the Receiving Party’s external counsel solely for the purposes of this Section 5.5 and not for external counsel’s own or other purposes. The Receiving Party will promptly advise the Supplying Party in writing of any misappropriation or misuse by the Receiving Party’s external counsel of such confidential competitively-sensitive information disclosed or made available to external counsel which may come to its attention. The Receiving Party shall be liable for all breaches of the terms of this subsection by its external counsel.

5.6	Securityholder Communications

The Company and the Purchaser agree to co-operate in the preparation of presentations, if any, to securityholders of the Company regarding the Arrangement, provided that nothing shall restrict a Party from responding to investor relations inquiries provided such response is consistent with the Company Recommendation and does not constitute a Change in Recommendation. The Purchaser shall not communicate with securityholders of the Company in its capacity as such with respect to the Arrangement without the prior written consent of the Company. For greater certainty, the foregoing shall not prevent ordinary course communications with Representatives of the Company (including meeting or interviewing existing employees of the Company) otherwise in accordance with the provisions hereof. Subject to Section 2.4, except as required by applicable Laws, neither the Purchaser nor the Company shall, and each shall cause its respective Representatives not to, make any public announcement or statement with respect to the Arrangement, this Agreement, or the financial condition, properties, assets or liabilities of the Company without the approval of the other Parties, such approval not to be unreasonably withheld, conditioned or delayed. In any event, each Party agrees to give prior notice to the other of any such public announcement relating to the Arrangement or this Agreement and agrees to consult with the other prior to issuing each such public announcement, provided, however, that the Company shall have no obligation to consult with the Purchaser prior to making any disclosure related to an Acquisition Proposal or a Change in Recommendation except as contemplated by Section 7.2 of this Agreement. Each of the Purchaser and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a joint press release announcing the entering into of this Agreement, which press release shall be satisfactory in form and substance to the other Party, acting reasonably. The Company will file such press release, together with a material change report in prescribed form, with applicable Securities Authorities in each province or territory of Canada in which it is a reporting issuer (or equivalent) under Applicable Securities Laws. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that a copy of this Agreement will be filed on SEDAR and EDGAR by the Company promptly following the execution thereof.

5.7	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, each Party shall, and shall cause their respective Representatives to afford to the other Party and to Representatives of the other Party such access as the other Party may reasonably require at all reasonable times for the purpose of consummating the Transactions and, in the case of the Purchaser, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request. Each Party acknowledges and agrees that information furnished pursuant to this Section 5.7 shall be subject to the terms and conditions of the Confidentiality Agreement.

ARTICLE VI

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(i)	the Arrangement Resolution shall have been approved by the Shareholders at the Company Meeting in accordance with the Interim Order;

(ii)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(iii)	Competition Act Clearance shall have been obtained and has not been modified in a way that would enjoin or prohibit closing of the Arrangement;

(iv)	no Governmental Entity shall have after the date of this Agreement enacted, issued, promulgated, made, enforced or entered, any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of, or dissolves, the Arrangement;

(v)	the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Share Consideration to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, and the Exchanges shall have, if required, accepted notice for filing of the Transactions contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of such the Exchanges; and

(vi)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of the Purchaser and any or all of which may be waived by the Purchaser in whole or in part in its sole discretion without prejudice to any other right the Purchaser may have under this Agreement:

(i)

all representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality or Company Material Adverse Change qualifications contained in them, except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, a Company Material Adverse Change; provided that the representations and warranties of the Company in Sections 1, 2, 3, 4, and 7(b)(A) of Schedule C shall be true in all material respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(ii)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(iii)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date hereof) any Company Material Adverse Change;

(iv)	no act, action, suit, demand or Proceeding shall have been commenced or threatened in writing by any Governmental Entity and no Law shall have been proposed, enacted, promulgated or applied, in either case, to cease trade, enjoin, prohibit, or impose material limitations, damages or material additional conditions on, the completion of the Arrangement; and

(v)	the aggregate number of Company Common Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of Company Common Shares outstanding immediately prior to the Effective Time.

6.3	Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following additional conditions precedent, all of which are included for the sole benefit of the Company and any or all of which may be waived by the Company in whole or in part in its sole discretion without prejudice to any other right the Company may have under this Agreement:

(i)

all representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them as at the date hereof and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), without regard to any materiality or Purchaser Material Adverse Change qualifications contained in them, except where the failure or failures of any such representations and warranties to be so true and correct in all respects would not have, individually or in the aggregate, have a Purchaser Material Adverse Change; provided that the representations and warranties of the Purchaser in Sections 1, 2, 3, 4, and 6(b)(A) of Schedule D shall be true in all material respects as of the date hereof and as of the Effective Time as though made at and as of the Effective Time, and the Company shall have received a certificate of the Purchaser addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(ii)	all covenants of the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects, and the Company shall have received a certificate of the Purchaser addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(iii)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public prior to the date hereof) any Purchaser Material Adverse Change; and

(iv)	the Purchaser shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Consideration and funds contemplated thereby.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2, and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

(1) Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(2) The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(iii)(b) [Breach of Representations or Covenants by the Company] and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(iv)(b) [Breach of Representations or Covenants by the Purchaser] unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is reasonably capable of being cured, no Party may exercise such termination right until the earlier of (i) the Outside Date and (ii) the date that is thirty (30) days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, the notifying Party may elect to request that such meeting shall, unless the Parties agree otherwise, be postponed or adjourned in accordance with the terms of this Agreement until the expiry of such period (without causing any breach of any other provision contained herein).

(3) No notification provided to the Purchaser under this Section 7.1 or Section 5.3 shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of the Purchaser to consummate the Transactions or the remedies available to the parties hereunder.

7.2	Non-Solicitation, Superior Proposal, Right to Match

(1) Subject to Section 7.2(4) and Section 7.2(5), on and after the date hereof until the termination of this Agreement, the Company shall not, directly or indirectly, through any Representative or otherwise, and shall cause each of its Subsidiaries not to, directly or indirectly or through any Representative:

(i)	make, solicit, knowingly assist, initiate, knowingly encourage, promote or otherwise knowingly facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)	participate in any discussions or negotiations with any person (other than the Purchaser or any of its Representatives) regarding any Acquisition Proposal, provided that, for greater certainty, the Company may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until the earlier to occur of (a) five (5) business days following the earlier of the receipt and the public announcement of such Acquisition Proposal and (b) two (2) business days prior to the Company Meeting shall not be considered to be in violation of this Section 7.2(1));

(v)	release any person from, terminate, waive, amend or modify any provision of or otherwise forbear the enforcement of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party, provided that, for avoidance of doubt, any release or deemed waiver from the standstill provisions of any such agreement in accordance with its terms without further agreement or action by the Company or any of its Subsidiaries shall not constitute a breach of this Section 7.2(1); or

(vi)	accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding related to an Acquisition Proposal.

(2) The Company shall, and shall cause each of its Representatives to, immediately cease and cause to be terminated any existing solicitation, assistance, discussion, encouragement, negotiation or process with or involving any person (other than the Purchaser or any of its Representatives) conducted heretofore by the Company or any of its Representatives with respect to or which could reasonably be expected to lead to an actual or potential Acquisition Proposal, whether or not initiated by the Company or any of its Representatives and, in connection therewith, the Company will discontinue access to any other third party to any data rooms (virtual or otherwise) made available by and under the control of the Company (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information). The Company shall immediately request, to the extent permitted under the applicable confidentiality and standstill agreement (and exercise all rights it has to require) the return or destruction of all information provided to any third parties who have entered into a confidentiality and standstill agreement with the Company relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality and standstill agreements. The Company shall enforce the provisions of any confidentiality and standstill agreement to which it or any of its Subsidiaries is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

(3) The Company shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Purchaser, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting an Acquisition Proposal or which could lead to an Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal, or for access to properties, books and records or a list of securityholders of the Company or any of its Subsidiaries in connection with an actual or potential Acquisition Proposal. Such notice shall include a description of the terms and conditions of, and the identity of the person making, any proposal, inquiry, offer or request. The Company shall promptly provide (and in any event within 24 hours thereafter) copies of all correspondence, proposals, inquiries, offers or requests if in writing or electronic form, and if not in writing or electronic form, a description of the terms of such correspondence, sent to the Company by or on behalf of the person making any such Acquisition Proposal or by or on behalf of the Company to the person making such Acquisition Proposal. The Company shall keep the Purchaser informed on a prompt basis of the status, including any change to the price offered or any other material terms, of any such proposal (including amendments and proposed amendments), inquiry, offer, request, or any amendment to the foregoing.

(4) If at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company or any of its Representatives receives any bona fide written Acquisition Proposal (including, for greater certainty, a variation or other amendment to an Acquisition Proposal made prior to the date hereof) that provides for consideration per Company Common Share that the Board of Directors determines in good faith and acting reasonably, could reasonably be expected to result in a transaction more favorable from a financial point of view to the Shareholders than the Arrangement and was not solicited after the date hereof in contravention of, and other than any Acquisition Proposal that resulted from a breach of, this Section 7.2 by the Company, its Subsidiaries or its Representatives, then the Company and its Representatives may, if the Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, and that the failure to take the relevant action would be inconsistent with its fiduciary duties:

(i)	furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal and its Representatives, provided that (a) the Company first enters into a confidentiality and standstill agreement with such person that is no less favourable in the aggregate to the Company than the Confidentiality Agreement, and (b) the Company sends a copy of such confidentiality and standstill agreement to the Purchaser immediately following its execution and before any non-public information is provided to such person and the Purchaser is promptly provided (to the extent not previously provided) with any such information provided to such person; and

(ii)	engage in discussions and negotiations with respect to the Acquisition Proposal with the person making such Acquisition Proposal and its Representatives, provided that (a) the Company first enters into a confidentiality and standstill agreement with such person that is no less favourable in the aggregate to the Company than the Confidentiality Agreement, and (b) the Company sends a copy of such confidentiality and standstill agreement to the Purchaser immediately following its execution and before any non-public information is provided to such person and the Purchaser is promptly provided (to the extent not previously provided) with any such information provided to such person.

(5) The Company may terminate this Agreement pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal] and approve, accept and enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement as described in Section 7.2(4)(i)) if and only if:

(i)	the Company has complied in all material respects with its obligations under this Section 7.2;

(ii)	the Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its respective fiduciary duties;

(iii)	the Company has delivered written notice to the Purchaser of the determination of the Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to accept, approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of the Acquisition Proposal and all documentation (including all agreements, arrangements and understandings) comprising the Acquisition Proposal to the extent not previously provided and all documentation relating to the Company’s valuation of any non-cash consideration included in the Acquisition Proposal (collectively, the “Superior Proposal Notice”);

(iv)	at least five (5) business days have elapsed from the date the Superior Proposal Notice was received by the Purchaser, which five (5) business day period is referred to herein as the “Right to Match Period”;

(v)

if the Purchaser has offered to amend the terms and conditions of this Agreement during the Right to Match Period pursuant to Section 7.2(6), the Board of Directors has determined in accordance with Section 7.2(6) that such Acquisition

Proposal continues to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period; and

(vi)	prior to or simultaneously with, and as a condition to the effectiveness of a termination of this Agreement pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal], the Company pays the Termination Payment prescribed by Section 7.3(1).

(6) During the Right to Match Period, the Purchaser will have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement, and the Company shall cooperate with the Purchaser with respect thereto, including meeting and negotiating in good faith with the Purchaser to enable the Purchaser to make such adjustments to the terms and conditions of this Agreement and the Arrangement as the Purchaser deems appropriate and as would permit the Purchaser to proceed with the Arrangement and any related transactions on such adjusted terms. The Board of Directors will review any such offer by the Purchaser to amend the terms of the Arrangement and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, after consultation with its outside legal counsel and financial advisors, whether the Purchaser’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the applicable Acquisition Proposal ceasing to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period. If the Board of Directors determines that the applicable Acquisition Proposal would cease to be a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, the Purchaser will amend the terms of the Arrangement and the Company and the Purchaser shall enter into an amendment to this Agreement reflecting the offer by the Purchaser to amend the terms of the Arrangement and this Agreement.

(7) The Board of Directors will promptly reaffirm its Company Recommendation by press release after (i) any Acquisition Proposal is publicly announced or made and the Board of Directors determines it is not a Superior Proposal, (ii) the Board of Directors determines that a proposed amendment to the terms of the Arrangement pursuant to Section 7.2(6) would result in an Acquisition Proposal not being a Superior Proposal when assessed against the Arrangement as it is proposed to be amended as at the termination of the Right to Match Period, and the Purchaser has so amended the terms of the Arrangement in accordance with Section 7.2(6), or (iii) the Purchaser, acting reasonably, requests reaffirmation of such Company Recommendation by the Board of Directors, in which case the Board of Directors shall reaffirm such Company Recommendation within the earlier of (i) five (5) business days of such request and (ii) two (2) business days prior to the Company Meeting. The Purchaser will be given a reasonable opportunity to review and comment on the form and content of any such press release recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

(8) Each additional amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or otherwise constitutes a material amendment to the Acquisition Proposal will constitute a new Acquisition Proposal for purposes of this Section 7.2, and the Purchaser shall be afforded a new Right to Match Period in respect of each such new Acquisition Proposal from the date the Superior Proposal Notice was received by the Purchaser in respect of such new Acquisition Proposal; provided that the Right to Match Period with respect to such amendment shall be three (3) business days. In the event the Company provides the notice contemplated by Section 7.2(3) on a date which is less than eleven (11) days prior to the Company Meeting, the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than ten (10) days after the scheduled date of the Company Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five (5) business days prior to the Outside Date. In the event the Company provides the notice contemplated by Section 7.2(5), the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not less than five (5) business days after the Right to Match Period has expired, provided that in no event shall such adjourned or postponed meeting be held less than five (5) business days prior to the Outside Date. In the event the Company receives any proposal, inquiry, offer or request which could relate to or constitute an Acquisition Proposal on a date which is less than eleven (11) days prior to the Company Meeting, the Board of Directors shall be entitled to adjourn or postpone the Company Meeting in accordance with the terms of this Agreement to a date that is not more than ten (10) days after the scheduled date of the Company Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date less than five (5) business days prior to the Outside Date.

(9) Nothing contained in this Agreement shall prohibit the Company from complying with Applicable Securities Laws, including making any disclosures or taking any actions that may be required under Applicable Securities Laws, or complying with Applicable Securities Laws relating to the provision of management or directors’ circulars and making appropriate disclosures therein. In addition, nothing contained in this Agreement shall prevent the Company or the Board of Directors from calling and holding a meeting of Shareholders, or any of them, requisitioned by Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with Laws.

7.3	Reimbursement and Termination Payment

(1) Subject to Section 5.5(1)(v) and Section 7.3(2), each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement; provided that,

(i)	in the event that this Agreement is terminated by the Company pursuant to Section 8.1(1)(ii)(a) [Outside Date], or by either the Company or the Purchaser pursuant to Section 8.1(1)(ii)(b) [Change in Law] or Section 8.1(1)(ii)(c) [Failure to receive Requisite Shareholder Approval], the Purchaser shall reimburse the Company’s costs and expenses incurred in connection with the negotiation and completion of the Transactions up to the maximum aggregate amount of $700,000 promptly by wire transfer of immediately available funds (the “Company Reimbursement”); and

(ii)	in the event that this Agreement is terminated pursuant to Section 8.1(1)(iii)(a) [Change in Recommendation, etc.] by the Purchaser and such termination does not constitute a Termination Payment Event under Section 7.3(2)(ii) of this Agreement, the Company shall reimburse the Purchaser’s costs and expenses incurred in connection with the negotiation and completion of the Transactions up to the maximum aggregate amount of $700,000 promptly by wire transfer of immediately available funds (the “Purchaser Reimbursement”).

(2) If a Termination Payment Event occurs, the Company shall pay as directed by the Purchaser in writing (by wire transfer of immediately available funds) the Termination Payment in accordance with Section 7.3(3). For the purposes of this Agreement, “Termination Payment” means the amount equal to $6,800,000, and “Termination Payment Event” means the termination of this Agreement pursuant to:

(i)	Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal];or

(ii)	Section 8.1(1)(iii)(a) [Change in Recommendation, etc.] prior to the Company Meeting, or Section 8.1(1)(ii)(a) [Outside Date] by the Purchaser, or

Section 8.1(1)(iii)(b) [Breach of Representations or Covenants] by the Purchaser, but only if, in the case of this paragraph (ii): (a) following the date hereof and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company by any person other than the Purchaser or any of its affiliates and not unconditionally withdrawn or terminated prior to termination, and (b) a definitive agreement providing for an Acquisition Proposal is entered into within nine (9) months of termination of this Agreement, and such Acquisition Proposal is later consummated or effected (whether or not within such nine (9) month period) and provided that for the purposes of this paragraph (ii), all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “more than 50%”.

(3) If a Termination Payment Event occurs due to a termination of this Agreement by the Company pursuant to Section 8.1(1)(iv)(a) [Definitive Agreement for Superior Proposal], the Termination Payment shall be paid prior to or simultaneously with the giving of the notice of termination of this Agreement by the Company. If a Termination Payment Event occurs in the circumstances set out in Section 7.3(2)(ii), the Termination Payment shall be paid upon the consummation of the applicable Acquisition Proposal referred to therein. For the avoidance of doubt, in the event that the Company terminates this Agreement at a time when the Purchaser would have had the right to terminate this Agreement and be entitled hereunder to receive the Termination Payment, the Purchaser shall be entitled to receipt of the Termination Payment that would have been (or would have subsequently become) payable had the Purchaser terminated this Agreement at such time.

(4) Upon written notice to the other Party, either Party may assign its right to receive the Termination Payment or Purchaser Reimbursement (in the case of the Purchaser) or the Company Reimbursement (in the case of the Company) to any of their respective Subsidiaries or affiliates.

(5) The Company shall not be obligated to make more than one Termination Payment or Purchaser Reimbursement and the Purchaser shall not be obligated to make more than one Company Reimbursement under this Section 7.3 if one or more of the events specified herein occur.

(6) Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company shall fail to pay in a timely manner the Termination Payment due pursuant to this Section 7.3, and, in order to obtain such payment, the Purchaser makes a claim that results in a judgment against the Company, the Company shall pay to the Purchaser its reasonable costs and expenses (including its reasonable legal fees, disbursements and expenses) incurred in connection with such suit, together with interest on the Termination Payment due pursuant to this Section 7.3 at the prime rate of the Royal Bank of Canada in effect on the date such payment was required to be made, plus three (3) percentage points. Subject to Sections 8.2 and 9.4, payment of the Termination Payment pursuant to this Section 7.3 shall be in lieu of any damages or any other payment or remedy to which the Purchaser may be entitled in connection with, or arising pursuant to, this Agreement or the Transactions

(7) Each of the Parties acknowledge and agree that, in the event that the Management Services Agreement is terminated on or after the date of a Termination Payment Event pursuant to which the Purchaser is entitled to receive the Termination Payment, the termination fee payable by the Company to Sprott Lending Consulting LP pursuant to the Management Services Agreement (the “MSA Termination Fee”) shall be adjusted such that the sum of the Termination Payment received by the Purchaser and the MSA Termination Fee shall, in the aggregate, not exceed $9,000,000 and the Purchaser shall cause Sprott Lending Consulting LP to comply with the obligations set forth in this Section 7.3(7)

7.4	Information Rights

The Purchaser acknowledges having completed its due diligence investigation of the Company, but, for informational purposes only the Company agrees, upon reasonable notice, to continue to provide the Purchaser and its Representatives with reasonable access without unreasonable disruption to the conduct of the Company’s business during normal business hours to the books, records, information and files in the Company’s possession and control, and access (upon reasonable advance notice during normal business hours and with, at the Company’s option, a Company representative present) to its personnel on an as requested basis, as well as reasonable access to the properties of the Company and each of its Subsidiaries, for strategic planning purposes; provided, however, that no such access shall affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement. The Company shall cooperate with the Purchaser to promptly provide, without unreasonable disruption to the conduct of the Company’s business, any information that they reasonably request. The foregoing shall be subject to the Confidentiality Agreement and nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to applicable Law.

7.5	Shareholder Claims

The Company shall promptly notify the Purchaser of any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of the Company in connection with any of the Transactions. The Company shall consult with the Purchaser prior to settling any such claim and shall not settle or compromise, or agree to settle or compromise, any such claim without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

(1) This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):

(i)	by mutual written agreement of the Company and the Purchaser;

(ii)	by either the Company or the Purchaser, if:

(a)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.1(1)(ii)(a) shall not be available to any such Party whose failure to fulfill any of its obligations has been the principal cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(b)	after the date hereof, there shall be enacted, issued, promulgated, made, enforced or amended any Law (which applicable Law shall have become final and non-appealable) that restrains, enjoins or otherwise prohibits the consummation of, or dissolves, the Arrangement; or

(c)	the Arrangement Resolution shall have failed to receive the Requisite Shareholder Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iii)	by the Purchaser, if:

(a)

prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors shall have effected a Change in Recommendation, (B) the Company shall have breached Section 7.2 in any material respect, or (C) the Purchaser requests in writing that the Board of Directors unconditionally reaffirm its Company Recommendation and the Board of Directors shall not have done so by the earlier to occur of (x) the fifth (5th) business day following receipt of such request and (y) two (2) business days prior to the Company Meeting;

(b)	subject to Section 7.1(2), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied at such time; provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(c)	after the date hereof and prior to the Effective Time, a Company Material Adverse Change has occurred;

(iv)	by the Company, if:

(a)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, the Board of Directors authorizes the Company, subject to complying with the terms of Section 7.2 and Section 7.3(1), to approve, accept and enter into a definitive agreement (other than a confidentiality agreement) with respect to a Superior Proposal;

(b)	subject to Section 7.1(2), a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied at such time; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(c)	after the date hereof and prior to the Effective Time, a Purchaser Material Adverse Change has occurred.

(2) The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(1)(i)) shall give written notice of such termination to the other Parties.

8.2	Effect of Termination

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that (i) the provisions of this Section 8.2, Section 5.2(1)(i), Section 5.7, Section 7.3, Section 9.2, Section 9.3, Section 9.6, Section 9.9, Section 9.10 and Section 9.11 (including all related definitions set forth herein) shall survive any termination hereof pursuant to Section 8.1(1), and (ii) neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by any other Party as a result of a knowing, intentional or wilful breach of this Agreement, including a knowing, intentional, wilful or fraudulent making of a representation or knowing, intentional or wilful non-compliance with a covenant of this Agreement. Subject to the foregoing provisions of this Section 8.2 and Section 9.4, payment of the Termination Payment pursuant to Section 7.3 shall be in lieu of any damages or any other payment or remedy to which the Purchaser may be entitled in connection with, or arising pursuant to, this Agreement or the Transactions.

8.3	Waiver

(1) At any time prior to the termination of this Agreement pursuant to Section 8.1, any Party may (i) extend the time for the performance of any of the obligations or other acts of any other Party or (ii) waive compliance with any of the agreements of the other Party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(2) No waiver of any of the provisions of this Agreement by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1	Directors’ and Officers’ Insurance

(1) Prior to the Effective Date, the Company shall, and if the Company is unable to, the Purchaser shall cause the Company as of the Effective Time to, purchase pre-paid, non-cancellable directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier and containing terms and conditions no less advantageous to the directors and officers of the Company than those contained in the Company’s policy in effect on the date hereof for the Company’s present and former directors and officers and those of its Subsidiaries, covering claims made prior to and within six (6) years after the Effective Time, on a “trailing” or “run-off” basis and otherwise bearing such terms and conditions as the Company may, in its sole discretion, determine, provided that such insurance is available at a one-time cost that is not in excess of 250% of the annual cost to the Company of the Company’s current directors’ and officers’ insurance policy and that the Company shall have consulted with the Purchaser as to the pricing and scope of such insurance. From and after the Effective Time, the Company or the Purchaser as applicable, agrees not to take any action to terminate such directors’ and officers’ liability insurance or adversely affect the rights of the Company’s present and former directors and officers thereunder.

(2) Following the Effective Time, and subject to compliance with applicable Laws, the Purchaser shall cause the Company and its Subsidiaries (or their successors) to comply with all of their obligations to the present and former employees, directors and officers of the Company and its Subsidiaries under the agreements and rights to indemnification or exculpation as are disclosed in the Company Disclosure Letter, including by paying to the individuals party to such agreements, in each case, such amounts as are required in accordance with such agreements. Subject to compliance with applicable Laws, such rights to indemnification or exculpation shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of present and former officers and directors of the Company and its Subsidiaries for a period of six (6) years from the Effective Time.

9.2	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not, the next succeeding business day) unless actually received after 4:30 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

(i)	if to the Company:

Sprott Resource Lending Corp.

Suite 1703, Three Bentall Centre

595 Burrard Street

PO Box 49131

Vancouver, British Columbia V7X 1J1

Attention: A. Murray Sinclair, Chairman of the Board

Facsimile: (604) 681-4692

with a copy (which shall not itself constitute notice) to:

Stikeman Elliott LLP

Commerce Court West

199 Bay Street, Suite 5300

Toronto Ontario M5L 1G4

Attention: Jay Kellerman and Ivan Grbesic

Facsimile: (416) 947-0866

(ii)	if to the Purchaser:

Sprott Inc.

Suite 2700, 200 Bay Street

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J1

Attention: Steven Rostowsky, Chief Financial Officer

Facsimile: (416) 943-6491

with a copy (which shall not itself constitute notice) to:

Heenan Blaikie LLP

Bay Adelaide Centre

P.O. Box 2900

333 Bay Street, Suite 2900

Toronto Ontario M5H 2T4

Attention: Sonia Yung

Facsimile: (416) 360-8425

9.3	Governing Law, Jurisdiction

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction. The Parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute, claim or other matter arising under this Agreement.

9.4	Injunctive Relief and Specific Performance

The Parties agree that irreparable damage would occur for which money damages would not be an adequate remedy at Law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or the Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and the Purchaser, on the other hand, shall be entitled to seek an injunction or injunctions and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to seek enforcement of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. The Parties further agree that (i) by seeking the remedies provided for in this Section 9.4, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.4 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.4 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.4 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect

This Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and cancel and supersede all such prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement, the Company Disclosure Letter and the Confidentiality Agreement.

9.7	Assignment

This Agreement shall not be assigned by operation of Law or otherwise other than as expressly permitted by this Agreement. This Agreement may be assigned by the Company with the prior written consent of the Purchaser and may be assigned by the Purchaser with the prior written consent of the Company. The Purchaser may assign, without the consent of the Company, all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a Subsidiary of the Purchaser, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

9.9	Contra Proferentum

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

9.10	No Third Party Beneficiaries

This Agreement is not intended to confer on any person other than the Parties, any rights or remedies, except that the provisions of Section 2.4(6), Section 5.2(1)(i) and Section 9.1 are (i) intended for the benefit of the persons specified therein as and to the extent applicable in accordance with their terms, and will be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives and the Company will hold the rights and benefits of Section 2.4(6), Section 5.2(1)(i) and Section 9.1 in trust for and on behalf of such persons and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such persons as directed by such persons, and (ii) in addition to, and not in substitution for, any other rights that such persons may have by contract or otherwise.

9.11	No Liability

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company or any third party beneficiary under this Agreement and the Plan of Arrangement or any other document delivered in connection with the Transactions on behalf of the Purchaser. No director or officer of the Company shall have any personal liability whatsoever to the Purchaser under this Agreement and the Plan of Arrangement or any other document delivered in connection with the Transactions on behalf of the Company.

9.12	Counterparts, Execution

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF email transmission or similar executed electronic copy of this Agreement, and such facsimile, PDF email transmission or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

9.13	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(iii)	modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(iv)	modify any mutual conditions precedent herein contained.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SPROTT INC.

By:	Steven Rostowsky
Name: Steven Rostowsky
Title: Chief Financial Officer

SPROTT RESOURCE LENDING CORP.

By:	A. Murray Sinclair
Name: A. Murray Sinclair
Title: Chairman of the Board

SCHEDULE A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Sprott Resource Lending Corp. (the “Company”) and — (“Sprott Holdco”), a wholly-owned subsidiary of Sprott Inc. (the “Purchaser”), all as more particularly described and set forth in the management information circular (the “Company Circular”) dated —, 2013, of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”)) made as of May 8, 2013, between the Company and the Purchaser, is hereby authorized, approved and adopted.

2. The plan of arrangement of the Company and Sprott Holdco (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out in Appendix “—” to the Company Circular, is hereby authorized, approved and adopted.

3. The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4. The Company be and is hereby authorized to apply for a final order (the “Final Order”) from the Ontario Superior Court of Justice Commercial List (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Company Circular).

5. Notwithstanding that these resolutions have been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA the Final Order and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE B

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1    Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Amalco” means the corporation formed upon the amalgamation of Sprott Holdco and the Company pursuant to the Arrangement;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company, Sprott Holdco and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of May 8, 2013, between the Company and the Purchaser, as the same may be amended, amended and restated or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the Company Meeting;

“Articles of Amalgamation” means the articles of amalgamation of the Company and, if required, Sprott Holdco to be filed in accordance with the terms of the CBCA after the Final Order is made, which shall be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of the Company and Sprott Holdco in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“business day” means any day (other than a Saturday, a Sunday or a statutory or civic holiday) on which commercial banks located in Toronto, Ontario are open for the conduct of business;

“Cash Consideration” means $0.15 for each Company Common Share;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Company” means Sprott Resource Lending Corp., a corporation existing under the CBCA;

“Company Common Shares” means common shares in the capital of the Company, including common shares issued on the conversion, exchange or exercise of Convertible Securities;

“Company Meeting” means the annual and special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, inter alia, the Arrangement Resolution;

“Company Options” means all options to acquire Company Common Shares outstanding immediately prior to the Effective Time and issued pursuant to the Stock Option Plan;

“Consideration” means the consideration to be received by Shareholders pursuant to the Plan of Arrangement as consideration for each Company Common Share, consisting of an indivisible mixture of the Cash Consideration and the Share Consideration;

“Convertible Securities” means, collectively, the Company Options and any other securities of the Company that are convertible into or exchangeable or exercisable for Company Common Shares;

“Court” means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto;

“Depository” means Computershare Investor Services Inc., as depository;

“Director” means the Director appointed under section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

“Dissenting Shareholder” means a registered holder of Company Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and has not withdrawn or have been deemed to have withdrawn such exercise of Dissent Rights, and who is ultimately entitled to be paid fair value for their Company Common Shares;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means the first instant of time on the Effective Date, or such other time as the Parties may agree to in writing before the Effective Date;

“Eligible Holder” means a beneficial holder of Company Common Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act); or (iii) a non-resident of Canada, or a partnership with one or more non-resident members, whose Company Common Shares are “taxable Canadian property” for purposes of the Tax Act;

“Exchanges” means the TSX and NYSE;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Former Shareholders” means, at and following the Effective Time, the Shareholders immediately prior to the Effective Time;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, authority, body, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity;

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA, made in connection with the Arrangement, as such order may be amended, supplemented or varied by the Court with the consent of the parties hereto, each acting reasonably;

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement;

“NYSE” means the NYSE MKT LLC;

“Permitted Dividend” means a distribution in respect of the Company’s first fiscal quarter of 2013 in an amount not to exceed $0.015 per Company Common Share;

“OBCA” means the Business Corporation Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Sprott Inc., a corporation existing under the OBCA;

“Purchaser Common Shares” means common shares in the capital of the Purchaser;

“Section 85 Election” shall have the meaning ascribed thereto in 3.3(c) of this Plan of Arrangement;

“Share Consideration” means 0.5 of a Purchaser Common Share for each Company Common Share;

“Shareholders” means the registered or beneficial holders of the Company Common Shares;

“Sprott Holdco” means —, a corporation incorporated under the CBCA and a wholly-owned Subsidiary of the Purchaser;

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Stock Option Plan” means the stock option plan maintained by the Company and approved by Shareholders;

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended; and

“TSX” means the Toronto Stock Exchange.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.2    Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3    Gender and Number.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4    Date for Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

Section 1.5    Statutory References.

Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6    Currency.

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE 2

ARRANGEMENT AGREEMENT

Section 2.1    Arrangement Agreement.

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement except in respect of the sequence of the steps comprising the Arrangement which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

Section 3.1    Arrangement.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	notwithstanding the terms of the Stock Option Plan or any agreements or other arrangements relating to the Company Options, each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be unconditionally vested and exercisable, and such Company Option shall be deemed to be assigned and transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per Company Common Share of such Company Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions, and such Company Option shall be cancelled immediately after its transfer to the Company and, for greater certainty, where such amount is a negative, none of the Company, the Purchaser or any other person shall be obligated to pay any amount in respect of such Company Option;

(b)	each Company Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Purchaser, in consideration for a claim against the Purchaser in an amount determined and payable in accordance with Article 4 hereof, and the name of such holder will be removed from the central securities register as a holder of Company Common Shares;

(c)	each Company Common Share outstanding immediately prior to the Effective Time held by a Shareholder (other than a Company Common Share held by a Dissenting Shareholder or Company Common Shares held by the Purchaser), shall be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration and the Purchaser shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(d)	the names of the holders of the Company Common Shares transferred to the Purchaser shall be removed from the applicable registers of holders of Company Common Shares, and the Purchaser shall be recorded as the registered holder of the Company Common Shares so transferred and shall be deemed the legal and beneficial owner thereof; and

(e)	Sprott Holdco and the Company shall be amalgamated and continued as one corporation under the CBCA to form Amalco in accordance with the following:

(i)	Name. The name of Amalco shall be such name as the Purchaser may determine;

(ii)	Registered Office. The registered office of Amalco shall be the registered office of Sprott Holdco;

(iii)	Share Provisions. Amalco shall be authorized to issue an unlimited number of common shares of Amalco;

(iv)	Restrictions on Transfer. No shares of Amalco shall be transferred to any person without the approval of the Board of Directors of Amalco;

(v)	Directors and Officers.

(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one (1) director and a maximum number of ten (10) directors;

(B)	Initial Directors. The initial directors of Amalco shall be the directors of Sprott Holdco; and

(C)	Initial Officers. The initial officers of Amalco shall be the officers of Sprott Holdco;

(vi)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(vii)	Stated Capital. The aggregate stated capital of Amalco will be an amount equal to the aggregate of the stated capital for the shares of Sprott Holdco and the shares of the Company immediately prior to step (e) above;

(viii)	By-laws. The by-laws of Amalco shall be the by-laws of Sprott Holdco, mutatis mutandis;

(ix)	Effect of Amalgamation. The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

(A)	all of the property of each of Sprott Holdco and the Company (other than the shares in the capital of the Company) shall continue to be the property of Amalco;

(B)	Amalco shall continue to be liable for all of the obligations of each of Sprott Holdco and the Company;

(C)	any existing cause of action, claim or liability to prosecution of Sprott Holdco or the Company shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against Sprott Holdco or the Company may be continued to be prosecuted by or against Amalco; and

(E)	a conviction against, or ruling, order or judgement in favour of or against, Sprott Holdco or the Company may be enforced by or against Amalco;

(x)	Articles. The Articles of Amalgamation shall be the articles of amalgamation of Amalco; and

(xi)	Exchange and Cancellation of Company Common Shares. On the amalgamation:

(A)	each issued and outstanding Company Common Share shall be cancelled without further consideration and Sprott Holdco’s name shall be removed from the register of holders of the Company Common Shares as of the Effective Date; and

(B)	the issued and outstanding shares of Sprott Holdco shall be converted into an equal number of shares of Amalco without amendment.

Section 3.2    Adjustment to Consideration.

If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Company Common Shares (other than the Permitted Dividend) that is prior to the Effective Time or the Company pays any dividend or other distribution on the Company Common Shares (other than the Permitted Dividend) prior to the Effective Time: (i) the applicable Cash Consideration per Company Common Share shall be reduced by the amount of such dividends or distributions, provided that the Cash Consideration will not be reduced to less than $0.01 per Company Common Share; and (ii) to the extent that the amount of such dividends or distributions per Company Common Share exceeds the amount of reduction in the Cash Consideration per Company Common Share pursuant to (i), then such excess amount shall be placed in escrow for the account of the Purchaser or another person designated by the Purchaser.

Section 3.3    Post-Effective Time Procedures.

(a)	Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the requisite Purchaser Common Shares required to be issued and paid to Former Shareholders in accordance with the provisions of subsection 3.1(c) hereof, which certificates shall be held by the Depositary as agent and nominee for Former Shareholders for distribution to such Former Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Shareholder together with certificates representing Company Common Shares and other such documents as the Depository may require, Former Shareholders shall be entitled to receive delivery of the certificates representing Purchaser Common Shares and cheques representing the cash to which they are entitled pursuant to subsection 3.1(c) hereof.

(c)

An Eligible Holder whose Company Common Shares are exchanged for Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law)

(a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter (described in paragraph (d) below) on or before the date that is 90 days after the Effective Date. Neither the Company, the Purchaser, nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	The Purchaser will post a tax instruction letter on its website (http://www.sprottinc.com/) on or before the first business day after the Effective Date. The tax instruction letter will provide general instructions on how to make a Section 85 Election with the Purchaser in respect of the sale of the Eligible Holder’s Company Common Shares to the Purchaser.

Section 3.4    Entitlement to Cash Consideration

In any case where the aggregate cash component of the Consideration payable to a particular Shareholder under this Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent.

Section 3.5    No Fractional Purchaser Common Shares.

No fractional Purchaser Common Shares shall be issued to Former Shareholders in connection with this Plan of Arrangement. The number of Purchaser Common Shares to be issued to Former Shareholders shall be rounded up to the nearest whole Purchaser Common Share in the event that a Former Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a Purchaser Common Share and shall be rounded down to the nearest whole Purchaser Common Share in the event that a Former Shareholder is entitled to a fractional share representing less than 0.5 of a Purchaser Common Share. No compensation will be paid to a Former Shareholder, or former holder of Company Options in respect of such fractional Purchaser Common Shares.

Section 3.6    Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) the Purchaser; (ii) Sprott Holdco and Amalco; (iii) the Company; (iv) all Former Shareholders, including Dissenting Shareholders; and (v) all holders of Company Options.

ARTICLE 4

DISSENT PROCEDURES

Section 4.1    Rights of Dissent.

Registered Shareholders (other than the Purchaser and its affiliates) may exercise dissent rights with respect to the Company Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two business days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all liens, claims and encumbrances, as provided in Section 3.1(b) and if they:

(a)	ultimately are entitled to be paid fair value for such Company Common Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) will be entitled to be paid the fair value of such Company Common Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business, in respect of the Company Common Shares, on the business day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Company Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Common Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(c) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

Section 4.2    Recognition of Dissenting Holders

(a)	In no circumstances shall the Purchaser, Sprott Holdco, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Company Common Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, Sprott Holdco, the Company or any other person be required to recognize Dissenting Holders as holders of Company Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(b), and the names of such Dissenting Holders shall be removed from the registers of holders of the Company Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(b) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options; and (ii) Shareholders who vote or have instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Resolution (but only in respect of such Company Common Shares).

ARTICLE 5

DELIVERY OF PURCHASER COMMON SHARES AND CASH

Section 5.1    Delivery of Purchaser Common Shares and Cash.

(a)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares which were exchanged for the Consideration in accordance with subsection 3.1(c)

hereof, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Company Common Shares formerly represented by such certificate under the CBCA and the articles of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing Purchaser Common Shares and a cheque representing the cash to which such holder is entitled to receive in accordance with subsection 3.1(c) hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Company Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(c) hereof.

Section 5.2    Lost Certificates.

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares which were exchanged for the Consideration in accordance with subsection 3.1(c) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in accordance with subsection 3.1(c) hereof. When authorizing such delivery of Consideration, which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary in such amount as the Purchaser and the Depositary may direct, or otherwise indemnify the Purchaser and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Company.

Section 5.3    Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to Purchaser Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Company Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Shares.

Section 5.4    Withholding Rights.

Each of the Company, the Purchaser, and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person hereunder such amounts as are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of any other applicable Law or under the administrative practice of the relevant

Governmental Entity administering such Law. To the extent that amounts are so withheld or deducted and remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.

Section 5.5    Limitation and Proscription.

To the extent that a Former Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former Shareholder was entitled to receive shall be delivered to the Purchaser by the Depositary and certificates representing Purchaser Common Shares forming the Consideration shall be cancelled by the Purchaser, and the interest of the Former Shareholder in such Purchaser Common Shares and cash to which it was entitled shall be terminated as of such final proscription date.

Section 5.6    U.S. Securities Laws Exemption.

Notwithstanding any provision herein to the contrary, the Purchaser and Company agree that the Plan of Arrangement will be carried out with the intention that all Purchaser Common Shares issued on completion of the Plan of Arrangement to the Company Common Shareholders will be issued by the Purchaser in reliance on the exemption from the registration requirements of the 1933 Act as provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Purchaser, Sprott Holdco and the Company agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Shareholders subject to the Arrangement;

(d)	the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities under the Arrangement are fair to the Shareholders pursuant to the Arrangement;

(e)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Shareholders pursuant to the Arrangement;

(f)	the Company will ensure that each person entitled to Consideration pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(g)	the Interim Order will specify that each person entitled to Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

ARTICLE 6

AMENDMENTS

Section 6.1    Amendments to Plan of Arrangement.

(a)	The Purchaser, Sprott Holdco and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the Purchaser, Sprott Holdco and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Former Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser and Sprott Holdco shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser, Sprott Holdco and the Company; and (ii) if required by the Court, it is consented to by holders of the Company Common Shares voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Purchaser, Sprott Holdco and the Company, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Purchaser, Sprott Holdco and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Purchaser, Sprott Holdco or the Company or any Former Shareholder.

ARTICLE 7

FURTHER ASSURANCES

Section 7.1    Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1. Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization (to the extent the “good standing” concept is applicable in such jurisdiction) and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company and each of its Subsidiaries is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification (to the extent the “good standing” concept is applicable in such jurisdiction), except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Change. The Company has made available to the Purchaser in the virtual data room of the Company as at the date of this Agreement complete and correct copies of the Company’s and its Subsidiaries’ articles of incorporation and by-laws or comparable governing documents, in each case as amended, and each as so delivered is in full force and effect.

2.	Capital Structure.

(a)	The authorized capital of the Company consists of (A) an unlimited number of Company Common Shares of which 146,976,919 are issued and outstanding on the date hereof, (B) an unlimited number of first preferred shares, none of which are issued or outstanding on the date hereof, and (C) an unlimited number of second preferred shares, none of which are issued or outstanding on the date hereof. All of the issued and outstanding Company Common Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(b)	On the date hereof, there are 14,697,691 Company Common Shares reserved for issuance under the Stock Option Plan and there are 6,995,833 Company Options outstanding. The materials supplied by the Company to the Purchaser in the virtual data room of the Company as at the date of this Agreement set forth a complete and accurate list of Company Options issued and outstanding on the date hereof, including, with respect to each such Company Option, for the holder, the date of grant, the exercise price per Company Common Share, the number of Company Common Shares originally granted subject to such Company Option (as adjusted to reflect all splits, combinations, share dividends and other adjustments), the number of Company Common Shares that remain subject to the Company Option and the expiration date. Each Company Option has been granted with an exercise price no less than the fair market value of the underlying shares on the date of grant. All grants of Company Options were validly issued and properly approved by the Board of Directors or a duly authorized committee thereof no later than the date on which the grant of such Company Option was by its terms to be effective in accordance with all applicable Laws and all required approvals by the Shareholders were timely obtained. Upon any issuance of any Company Common Shares in accordance with the terms of the Stock Option Plan, such Company Common Shares will be duly authorized, validly issued, fully paid and non-assessable.

(c)

Except as set forth above, there are no outstanding (A) shares of, or other equity or voting interests in, the Company, (B) Convertible Securities or other securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (C) options, share appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (D) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (A), (B), (C) and (D), together with the shares of the Company and the options, being referred to collectively as “Company Securities”) or (E) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. There are no Contracts which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Company Securities.

(d)	None of the Company or any of its Subsidiaries (A) is a party to any agreement with respect to the voting of, restricting the transfer of, or granting pre-emptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to, any securities of the Company (other than this Agreement and the Voting Support Agreements) or (B) has any contractual obligation to file a prospectus or registration statement under Applicable Securities Laws, in respect of any securities of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Shareholders on any matter.

(e)	Other than as listed in Section 2(b) above, there are no outstanding or authorized share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, the Company.

3.	Subsidiaries.

(a)	Section 3(a) of the Company Disclosure Letter contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company. Except as listed in Section 3(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any shares of, or other equity or voting interest in, any person.

(b)	All of the outstanding shares of, or other equity or voting interest in, each Subsidiary of the Company (A) have been duly authorized, validly issued and are fully paid and non-assessable and (B) are owned, directly or indirectly, by the Company, free and clear of any Lien (other than Permitted Liens) or other restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity or voting interest) that would prevent the operation by the Purchaser of such Subsidiary’s business as presently conducted.

(c)

There are no outstanding (A) Convertible Securities or other securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (B) options, share appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (C) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any shares of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (A), (B) and (C), together with the shares of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”) or (D) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities. There are no Contracts of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(d)	There are no outstanding or authorized share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, any of the Subsidiaries of the Company.

4.	Corporate Authority; Approval and Fairness.

(a)	The Company has all requisite corporate power, authority and capacity to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Arrangement and the other transactions contemplated under this Agreement (collectively, the “Transactions”), subject only to the approval by the Board of Directors of the Company Circular and the Requisite Shareholder Approval for the Arrangement in the manner required by the Interim Order and applicable Laws and approval by the Court. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Transactions, subject only to the approval by the Board of Directors of the Company Circular and receipt of the Requisite Shareholder Approval at the Company Meeting. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of the Purchaser, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)

At a meeting duly called and held prior to the execution and delivery of this Agreement, the Board of Directors adopted resolutions by the unanimous vote of all directors of the Company entitled to vote at such meeting (subject to abstentions) (A) authorizing and approving this Agreement, the Arrangement and the Transactions in accordance with the requirements of CBCA, (B) determining that the terms of this Agreement, the Arrangement, the Transactions and the Consideration to be received by the Shareholders are fair to the holders of such Company Common Shares and that the Arrangement is in the best interests of the Company and (C) resolved to unanimously recommend (subject to abstentions) that the Shareholders vote in favour of the Arrangement (“Company

Recommendation”), and, as of the date hereof, none of the aforesaid actions by the Board of Directors have been amended, rescinded or modified.

(c)	The Board of Directors has received the Fairness Opinion, and the Fairness Opinion has not been withdrawn or modified as of the date hereof.

(d)	The Board of Directors has received the Formal Valuation, and the Formal Valuation has not been withdrawn or modified as of the date hereof.

5.	Governmental Filings; No Violations.

(a)	Other than (A) the Interim Order and any approvals required by the Interim Order, (B) the Final Order, (C) the Arrangement Filings under CBCA, (D) the Regulatory Clearances (and making the Competition Filings); (E) compliance with all Applicable Securities Laws, including the rules and policies of the Exchanges and (F) except as, individually or in the aggregate, (x) would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (y) would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the Transactions.

(b)	The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions will not, constitute or result in (A) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under, the constating documents of the Company or any of its Subsidiaries (or the comparable governing documents), (B) a breach or violation of, a termination or cancelation (or right of termination or cancelation) or a default (or an event which with notice or lapse of time or both would become a default) under, the creation or acceleration of any Liabilities under, or any change in the rights, benefits or obligations of any party under, any Contract or Permit to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets may be bound, (C) assuming compliance with the matters referred to in Section 5(a) of Schedule C and receipt of the Requisite Shareholder Approval at the Company Meeting, a violation of any Law or Order to which the Company, any of its Subsidiaries or any of their respective properties or assets may be subject, (D) the loss or impairment of, payment of any additional amounts with respect to or the consent of any other person being required in respect of, the Company’s or any of its Subsidiaries’ right to own or use any Intellectual Property or (E) the creation of a Lien on any of the assets or properties of the Company or any of its Subsidiaries, except, in the case of clause (B), (D) or (E) above, for any such breach, violation, termination, default, creation, acceleration, change, loss, impairment or payment that, individually or in the aggregate, (x) would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (y) would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

6.	Company Reports; Financial Statements.

(a)	Since December 31, 2010, the Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it under Applicable Securities Laws (the forms, statements, certifications, reports and documents filed or furnished since December 31, 2010 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports required to be filed or furnished under Applicable Securities Laws, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply, in all material respects with Applicable Securities Laws. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished subsequent to the date hereof will not, contain any misrepresentation. All of the Company Reports required to be filed or furnished under Applicable Securities Laws are, or if not yet filed or furnished will be, publicly available on SEDAR or EDGAR to the extent required by Applicable Securities Laws. The Company has not filed any confidential material change report that at the date hereof remains confidential or, other than confidential treatment requests filed with the SEC for which a confidentiality order has been granted by the SEC, any other confidential filings under any Applicable Securities Laws.

(b)	The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Exchanges and Applicable Securities Laws.

(c)	The Company is a “reporting issuer” or the equivalent under the Applicable Securities Laws of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Newfoundland, Northwest Territories and Nunavut, and is not in default of any Applicable Securities Laws of any such Canadian jurisdiction. None of the Company’s Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Applicable Securities Laws in any jurisdiction. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Authorities seeking to revoke the reporting issuer status of the Company. The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the 1934 Act).

(d)	No delisting, suspension of trading in or cease trading order with respect to the Company Common Shares is pending or, to the knowledge of the Company, threatened.

(e)

The Company’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) is effective in providing reasonable assurance that (A) the Company maintains records that in reasonable detail accurately and fairly reflect its transactions and dispositions of assets, (B) transactions are executed in accordance with management’s general or specific authorization, (C) transactions are recorded as necessary (I) to permit preparation of financial statements in conformity with GAAP, and (II) to maintain accountability for assets, (D) access to assets is permitted only in accordance with management’s general or specific authorization, and (E) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. There are no “significant deficiencies” or “material weaknesses” in the design or operation of the Company’s internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and the Company’s auditors and audit committee of the Board of Directors have not identified any material weaknesses in internal control over financial reporting. There has been no fraud identified, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to the Purchaser in the virtual data room of the Company as at the date of this Agreement any material communication since December 31, 2010, made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. For purposes of this Section 6(e), the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3, as in effect on the date hereof. Since December 31, 2010, none of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters. There have been no material complaints or concerns relating to other matters made since December 31, 2010, through the Company’s whistleblower policy or equivalent system for receipt of employee concerns regarding possible violations of Law. No lawyer representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of Applicable Securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee of the Board of Directors (or other committee designated for the purpose) or the Board of Directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(f)	To the knowledge of the Company, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(g)	The auditors of the Company are independent chartered accountants as required by applicable Laws and there is not now, and to the knowledge of the Company, there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(h)	Neither the Company nor any of its Subsidiaries is a party to, nor has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract

(including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in its published financial statements or other Company Reports.

(i)	Each of the balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects or, in the case of the Company Reports filed after the date hereof, will fairly present in all material respects, the financial position of the Company and its Subsidiaries as of its date, and each of the statements of income, changes in Shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents or, in the case of the Company Reports filed after the date hereof, will fairly present in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case, in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(j)	Neither the Company nor any of its Subsidiaries has incurred any liabilities of the type required to be set forth on a balance sheet prepared in accordance with GAAP other than (A) liabilities reflected or otherwise reserved against in the Audited Balance Sheet, (B) liabilities incurred pursuant to this Agreement, (C) liabilities incurred in the ordinary course of business since the date of the Audited Balance Sheet in amounts and of the type consistent with the ordinary course of business, and (D) liabilities that are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(k)	Each Company Option was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

7.	Absence of Certain Changes.

(a)	Since the date of the Audited Balance Sheet, other than in connection with the Transactions, the Company and its Subsidiaries have conducted their respective business only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of business.

(b)	Since the date of the Audited Balance Sheet, there has not occurred: (A) a Company Material Adverse Change; (B) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; or (C) any action that, if taken after the date of this Agreement without the prior written consent of the Purchaser, would constitute a breach of Section 5.1 of this Agreement.

8. Legal Proceedings. There is no action, claim, suit, litigation, arbitration, investigation or proceeding (including any civil, criminal, administrative, investigative or appellate proceeding, public or private) by or before any Governmental Entity, arbitrator, mediator or other tribunal (collectively, “Proceedings”) pending or, to the knowledge of the Company, threatened, against the Company, any of its Subsidiaries or any of their respective properties or assets (other than disputes of a type as may arise from time to time in the Company’s ordinary course of business and which would not, individually or in the aggregate, be material to the Company or any of its Subsidiaries, taken as a whole). There is no material Order to which the Company, any of its Subsidiaries or any of their respective properties or assets is subject.

9.	Employee Benefits.

(a)	All benefit and compensation plans, Contracts, policies or arrangements covering current or former employees, current or former consultants or current or former directors of the Company and its Subsidiaries under which the Company or any of its Subsidiaries has (or may have) an obligation (contingent or otherwise), whether funded or unfunded, insured or self-insured, written or unwritten, including any such plan, Contract, policy or arrangement relating to retirement savings, pensions, superannuation, profit sharing, deferred compensation, bonuses, incentive compensation (whether cash-based or otherwise), share purchase, share appreciation rights, stock option or other equity compensation, life or accident insurance, workers compensation, hospitalization, health, medical or dental treatment or expenses, disability, employment insurance benefits, employee loans, vacation pay, personal/carer’s leave, severance or termination pay or benefits, retention, change in control, employment or other benefits (the “Benefit Plans”), are listed on Section 9(a) of the Company Disclosure Letter.

(b)	The Company has furnished to the Purchaser in the virtual data room of the Company as at the date of this Agreement true, correct, up-to-date and complete copies of all the Benefit Plans (or, where oral, written summaries of the material terms thereof) as amended as of the date hereof together with all related documentation including current and past documents in effect at any time and all amendments thereto.

(c)	The Company and its Subsidiaries have complied, in all material respects, with all of the terms of the Benefit Plans which are maintained by or binding upon the Company or its Subsidiaries as the case may be other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Company.

10.	Legal and Regulatory Compliance.

(a)	The Company and each of its Subsidiaries, and, to the knowledge of the Company, their respective properties and assets, are and since December 31, 2010, have been in compliance in all material respects with all applicable Laws and Orders. Neither the Company nor any of its Subsidiaries (A) has received any written notice from any Governmental Entity alleging any violation or potential violation by the Company or any of its Subsidiaries of any applicable Law or Order nor (B) has provided any written notice to any Governmental Entity regarding any violation or potential violation by the Company or any of its Subsidiaries of any applicable Law or Order, and no such notice referred to in clauses (A) or (B) remains outstanding or unresolved as of the date of this Agreement. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened.

(b)	Each of the Company and its Subsidiaries has all Permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and each of them is in compliance with such permits. Neither the Company nor its Subsidiaries has received oral or written notice relating to the revocation, cancellation expropriation or modification of any such permit.

11.	Unlawful Payments.

(a)	Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective managers, directors, officers, agents, employees or other persons acting on behalf of or in the name of the Company or any of its Subsidiaries have, in any material way: (A) with the corrupt intent to obtain or retain business, offered or used any corporate funds for any unlawful contribution to any political campaign or activity; (B) if and to the extent applicable, violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 or any other equivalent Laws concerning bribing a foreign public official and the accuracy of books and records; or (C) with the corrupt intent to obtain or retain business, offered or given any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value to any person or entity in violation of applicable Law.

(b)	The operations of the Company and each of its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

12.	Material Contracts.

(a)	For purposes of this Agreement, a “Material Contract” means any Contract (or group of related Contracts) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound:

(i)	that is filed or required to be filed by the Company as a “material contract” under Applicable Securities Laws in Canada;

(ii)	that (A) purports to limit or otherwise restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any business or geographic area (or that, following the Arrangement, would by its terms apply such limits or other restrictions to the Purchaser or its Subsidiaries), (B) grants any exclusive rights, (C) contains a “most favored nation” or similar provision, (E) otherwise purports to prohibit or limit the right of the Company or any of its Subsidiaries to originate and fund loans or (F) that purports to limit or otherwise restrict the ability of the Company or its Subsidiaries to solicit for hire or to hire any person;

(iii)

(A) containing any standstill, or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another person, (B) containing a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, or otherwise acquire or transfer, as applicable, any equity interests of any person or assets that have a fair market value or purchase price of more than $250,000 or (C) relating to the acquisition or disposition of any business or any material assets other than in the ordinary course of business (whether by merger, sale of shares or assets or otherwise);

(iv)	that would prevent, materially delay or materially impede the Company’s ability to consummate the Transactions;

(v)	that is between the Company or any of its Subsidiaries and any of their respective directors, officers, affiliates or any person beneficially owning five percent (5%) or more of the outstanding Company Common Shares;

(vi)	that involves the loan, advance or obligation to loan or advance funds by the Company or its Subsidiaries;

(vii)	(A) for the furnishing of services or the sale of products which involves, or would reasonably be expected in the future to involve, consideration in excess of $250,000 in any 12 month period, or (B) for the receipt of services by a third party which involves payment by the Company or any of its Subsidiaries of consideration in excess of $250,000 in any 12 month period or which would reasonably be expected to involve payment by the Company or any of its Subsidiaries of consideration in excess of $250,000 in any future 12 month period during the term of such agreement except for payments to trade creditors in the ordinary course of business;

(viii)	under which any of the Company or any of its Subsidiaries is a lessee of, or holds or uses, any equipment, machinery, vehicle or other tangible personal property owned by a third person which requires future annual payments in excess of $250,000;

(ix)	pursuant to which the Company or any of its Subsidiaries has entered into a partnership, joint venture, collaboration or other similar arrangement with any person (other than intercompany agreements);

(x)	for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $250,000;

(xi)	pursuant to which the Company or any of its Subsidiaries agrees not to make use of any material right in any Intellectual Property owned by the Company or any of its Subsidiaries;

(xii)	pursuant to which the Company or any of its Subsidiaries has outstanding indebtedness, or provides a guarantee in a principal amount in excess of $250,000 other than indebtedness to trade creditors incurred in the ordinary course of business;

(xiii)	containing a settlement with respect to a Proceeding (whether commenced or threatened in writing) of any nature;

(xiv)	which requires future payments by the Company or any of its Subsidiaries in excess of $250,000 per annum containing “change of control” or similar provisions (whether or not such payments or benefits are contingent upon the occurrence of any other event);

(xv)	any Company Lease;

(xvi)	any employment, contractor or consulting Contract with any Company employee with annual compensation in excess of $250,000;

(xvii)	any Contract that provides for any change of control, severance or termination pay or other compensation or benefits related to termination of employment or services to the Company or any of its Subsidiaries in an amount not greater than $250,000;

(xviii)	any collective bargaining agreement or other similar Contract with a union, works council, trade union or other labor relations entity;

(xix)	any Contract with any current or former officer or director of the Company or any of its Subsidiaries; or

(xx)	any Contract of which the Company has knowledge to which any employee, consultant or independent contractor of the Company or a Subsidiary is bound that in any manner purports to (A) restrict such employee’s, consultant’s or independent contractor’s freedom to engage in any line of business or activity or to compete with any other person, or (B) assign to any other person such employee’s, consultant’s or independent contractor’s rights to any Intellectual Property that relate to the business of the Company and its Subsidiaries.

(b)	The Company has delivered or made available to the Purchaser in the virtual data room of the Company as at the date of this Agreement true, correct and complete copies of the Material Contracts, including all amendments, supplements and modifications thereto. Each of the Material Contracts is valid and binding on the Company or its applicable Subsidiary and, to the knowledge of the Company, each other party thereto and is in full force and effect. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party, is in breach of, or default under, in any material respect, any Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder in any material respect by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries has received any written notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Material Contract.

13.	Owned Properties, Leased Properties, Assets:

(a)	Section 13(a) of the Company Disclosure Letter contains a complete and accurate list of the Owned Properties.

(b)	Section 13(b) of the Company Disclosure Letter contains a complete and accurate list of all real property leased by the Company or its Subsidiaries.

(c)	The Company or its Subsidiaries have good and marketable title to the Owned Properties free and clear of all Liens and any Permitted Liens.

(d)	Except as disclosed in section 13(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is the owner or lessee of, or subject to any agreement or option to own or lease, any real property or any interest in any real property, other than the Owned Properties and Leased Properties.

(e)	All of the Buildings and Fixtures on the Owned Properties were constructed in accordance with all applicable Laws in all material respects.

(f)	All of the Owned Properties and the Leased Properties has full and free legally enforceable ingress, egress and access to and from a public highway, which ingress, egress and access is sufficient for purposes of the current use of the Owned Properties and the Leased Properties.

(g)	None of the Owned Properties, the Leased Properties or the Buildings and Fixtures located thereon, nor their use, operation or maintenance violates any applicable Law or restrictive covenant. None of Buildings and Fixtures encroaches on any property owned by any other person, and the location and existence of the Buildings and Fixtures does not breach the provisions of any easement, servitude, right-of-way or any Lien except for Permitted Liens.

(h)	The Owned Properties, the Leased Properties and the Buildings and Fixtures located thereon are in compliance with all applicable zoning requirements and the current use of the Owned Properties, the Leased Properties and the Buildings and Fixtures located thereon is a permitted or legally established use under applicable zoning requirements.

(i)	No condemnation or expropriation proceeding is pending or, to the knowledge of the Company, threatened, which would materially preclude or impair the use of any of the Owned Properties for the purposes for which they are currently used.

(j)	There are no outstanding orders, notices, violations or directions from any Governmental Entity or any other person in respect of any of the Owned Properties, the Leased Properties and/or the Buildings and Fixtures located thereon, and there are no matters under discussion with or by the Company or any of its Subsidiaries relating to any orders, notices, violations or directions.

(k)	All applicable Taxes relating to the Owned Properties, Leased Properties and the Buildings and Fixtures located thereon which are due and owing have been paid and will be paid up to the Effective Time, and there is nothing owing in respect of the Owned Properties, the Leased Properties or the Buildings and Fixtures located thereon to any Governmental Entity, utility provider or any other person other than in respect of current accounts in respect of which the payment due date has not yet passed.

(l)	Each Company Lease is in good standing, creates a good and valid leasehold estate in the Leased Properties thereby demised and is in full force and effect without amendment.

(m)	None of the Company and its Subsidiaries are a party to, or under any agreement to become a party to, any lease with respect to real property other than the Leases listed in

Section 13(b) of the Company Disclosure Letter, true and complete copies of which have been provided to the Purchaser.

(n)	None of the Company Leases has been assigned by the Company or a Subsidiary in favour of any person. The current uses of each property subject to a Company Lease comply with applicable Law. Except as set out in section 13(n) of the Company Disclosure Letter, no consent is required nor is any notice required to be given under any Company Lease by any party thereto or any other person in connection with the completion of the Transactions in order to maintain all rights of the Company or a Subsidiary, as the case may be, under such Company Lease. The completion of the Transactions will not afford any party to any of the Company Leases or any other person the right to terminate any Company Lease nor will the completion of such transactions result in any additional or more onerous obligation on the Company or a Subsidiary, as the case may be, under any Company Lease.

(o)	The machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries (the “Assets”) are in good operating condition and repair, ordinary wear and tear excepted, in the aggregate, sufficient and adequate to carry on their respective businesses in all material respects as presently conducted or over the last twelve months prior to the date hereof, and the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, such Assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens, except for Permitted Liens and defects in title that, individually or in the aggregate, are not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

14.	Environmental Matters.

(a)

(A) The Company and its Subsidiaries are in compliance with and have complied at all times with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with the terms of any consents, registrations, approvals, Permits or authorizations required to be obtained from any Governmental Entity under any Environmental Laws; (B) no Owned Properties or Leased Properties (including soils, groundwater, surface water, buildings or other structures), or property operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance in amounts or concentrations exceeding applicable governmental criteria or requiring reporting or remediation by, or as could reasonably be expected to result in Liability to, the Company or any of its Subsidiaries; (C) no property formerly owned, leased or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance from the operations or activities of the Company or any of its Subsidiaries during or prior to such period of ownership, lease or operation requiring reporting or remediation by, or as could reasonably be expected to result in Liability to, the Company or any of its Subsidiaries; (D) neither the Company nor any of its Subsidiaries has incurred any Liability, nor, to the knowledge of the Company, been alleged to be Liable, for any Hazardous Substance disposal or contamination on any third-party property, including any sites to which the Company or any of its Subsidiaries have or may have sent Hazardous Substances, now or in the past; (E) neither the Company nor any of its Subsidiaries has released any Hazardous Substance other than in compliance with Environmental Laws; (F) neither the Company nor any of its Subsidiaries is subject to any Order or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (G) to the knowledge of the Company there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any Proceeding, Liability or investigation pursuant to any Environmental Law; and (H) neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral, notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is or was in violation of, or has or had Liability under, any Environmental Law.

(b)	The Company has delivered to the Purchaser in the virtual data room of the Company as at the date of this Agreement copies of all environmental reports, studies, assessments, sampling data and other environmental reviews in its possession as of the date of this Agreement relating to the Owned Properties, Leased Properties, Company or any of its Subsidiaries or their respective former properties or operations.

15.	Taxes.

(a)	The Company and each of its Subsidiaries:

(i)	has prepared in good faith and has duly and timely filed (taking into account any extension of time within which to file) all income Tax Returns and other material Tax Returns required to be filed by, with respect to, or on behalf of any of them with any Governmental Entity, and all such Tax Returns are true, correct and complete in all material respects;

(ii)	has timely paid all material Taxes, whether or not shown on any Tax Return, that are required to be paid by any of them at or prior to the date hereof except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(iii)	has timely deducted, withheld and remitted (or accounted for) to the proper Governmental Entities all material Taxes required to have been deducted, withheld and remitted (or accounted for) by any of them in connection with amounts paid or owing to any person, including to any employee, creditor, person that is or is deemed to be a non-resident of Canada (for purposes of the Tax Act) or a non-resident with respect to any paying Subsidiary’s jurisdiction of residence or other third party, in compliance with all applicable Laws related to Taxes, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; and

(iv)	has not waived any statute of limitations with respect to any material Taxes, agreed to any extension of time with respect to the assessment, reassessment or collection of a material Tax.

(b)	There are not pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(c)	The Company and its Subsidiaries have charged, collected and remitted on a timely basis all material Taxes as required under applicable Law on any sale, supply or delivery whatsoever, made by any of them.

(d)	To the knowledge of the Company, no material deficiencies have been asserted by any Governmental Entity with respect to Taxes of the Company or any of its Subsidiaries.

(e)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company or any Subsidiary and any person that is not dealing at arm’s length with the Company or such Subsidiary, as the case may be, do not materially differ from those that would have been made between persons dealing at arm’s length, and each of the Company and each Subsidiary has complied in all material respects with the transfer pricing requirements of any applicable Law.

(f)	Adequate provision has been made on the consolidated financial statements of the Company for all Taxes assessed and all Taxes owing by the Company or any Subsidiary that are not yet due and payable and relate to periods ending prior to the date hereof.

16.	Labor and Employee Matters.

(i) neither the Company Corporation nor any of its Subsidiaries are a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of the Company or any of its Subsidiaries that cannot be terminated without the provision of statutory notice or payment in lieu;

(ii) neither the Company nor any of its Subsidiaries have any employee or consultant whose employment or contract with the Company any Subsidiary cannot be terminated without provision of statutory notice or payment in lieu; and

(iii) neither the Company nor any of its Subsidiaries: (A) are a party to any collective bargaining agreement; (B) are, to the knowledge of the Company, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (C) are subject to any current or, to the knowledge of the Company, pending or threatened strike or lockout.

17. Intellectual Property. The Company and each of its Subsidiaries owns or possesses the perpetual right to use all of the Intellectual Property that is material to the Company and its Subsidiaries, and all such Intellectual Property is valid and subsisting in full force and effect and has not been cancelled, expired or abandoned, except for circumstances that do not, would not and would not reasonably be expected to be material to the Company.

18. Insurance. Except as, individually or in the aggregate with other similar exceptions, has not had, or would not reasonably be expected to have, a Company Material Adverse Change, all insurance policies maintained by the Company and each of its Subsidiaries are in full force and effect, all premiums due and payable thereon have been paid, and the Company and each of its Subsidiaries are otherwise in compliance with the terms and conditions of such policies. Section 18 of the Company Disclosure Letter (A) contains a complete and accurate list of all material insurance policies maintained by or on behalf of the Company and each of its Subsidiaries as of the date hereof, and (B) a complete and accurate list of any and all claims submitted by the Company or any of its subsidiaries under any such policies. Neither the Company nor any of its Subsidiaries has received any notice of cancellation, termination or non-renewal of any such policy or arrangement or any notice of material adjustment in the amount of the premiums payable with respect to any such policy, and there is no material claim pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements. There are no self-insurance arrangements in effect as of the date hereof with respect to the Company or any of its Subsidiaries.

19. Brokers and Finders. Except as disclosed in Section 19 of the Company Disclosure Letter, there is no investment banker, broker, finder or other person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who would be entitled to any fee or commission in connection with the Arrangement or the Transactions.

20.	Related Party Transactions.

(a)	Except as set forth in the Company Reports or compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) thereof or any shareholder that beneficially owns 5% or more of the Company Common Shares, on the other hand.

(b)	Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course of business as salaries, bonuses, director's fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses in the ordinary course of business).

21. Independent Directors, Special Committee. Prior to entering into this Agreement, the Board of Directors formed the Special Committee, each member of which is an “independent director” as defined in MI 61-101. The Special Committee engaged an independent financial advisor to perform the Formal Valuation in accordance with MI 61-101 and to deliver the Fairness Opinion to the Special Committee as to the fairness, from a financial point of view, to the Shareholders (other than the Purchaser and its affiliates) of the transactions contemplated hereby. The financial advisor has delivered the Formal Valuation to the Special Committee and has also delivered the Fairness Opinion. Based on the information available to them as of the date hereof, the Special Committee has recommended that the Board of Directors approve this Agreement and the completion of the transactions contemplated hereby.

22.	Loans, Loan Documents, Commitments.

(a)	The aggregate principal amount of all Loans as of the date hereof is $141,000,000 and the aggregate amount of all Commitments as of the date hereof is $10,000,000, as more particularly disclosed in section 22 of the Company Disclosure Letter.

(b)	Except as disclosed in Section 22 of the Company Disclosure Letter, there are no expressions of interest, offers, terms sheets, commitment letters or other proposals capable of becoming either a Commitment or a Loan.

(c)	Except for the Loans listed in Section 22 of the Company Disclosure Letter, the Company and its Subsidiaries are not parties to or bound by or have rights or obligations in respect of any Loan.

(d)	The Company or a Subsidiary, as applicable, has performed all of the obligations required to be performed by it under each Loan Document to which it is a party and is entitled to all benefits under such Loan Documents.

(e)	To the knowledge of the Company, (i) the Company and its Subsidiaries are not alleged to be in default or breach of any of its respective obligations under any Loan Document; (ii) no counterparty to any Loan Document is in default or breach of any of its obligations thereunder; (iii) no counterparty to any Loan Document would be in default or breach of any of its obligations thereunder but for the provision of notice or the taking of any action by the Company or any Subsidiary under the terms of such Loan Document; and (iv) except as disclosed in Section 22 of the Company Disclosure Letter, the Company or a Subsidiary has not waived any breach, default or event of default under a Loan Document.

(f)	Except as disclosed in Section 22 of the Company Disclosure Letter, each Loan Document is in full force and effect, and, to the knowledge of the Company, there exists no default or event of default or event, occurrence, condition or act (including the completion of the transactions contemplated in this Agreement) which, with the giving of notice, the lapse of time or the happening of any other event or condition, could become a default or event of default under any Loan Document.

(g)	True, correct and complete copies of all Loan Documents including any material amendments thereto have been provided to the Purchaser in the virtual data room of the Company as at the date of this Agreement.

(h)	All security under any Loan Document is valid and effective and has been perfected in accordance with all applicable laws. Except as disclosed in Section 22 of the Company Disclosure Letter, all such security is first ranking.

23.	Financial Instrument Obligations. The Company and its Subsidiaries are not parties to:

(a)	any interest rate swap agreement, forward rate agreement, floor, cap or collar agreement, future or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non-speculative conventional floating rate indebtedness);

(b)	any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, future or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; or

(c)	any agreement for the making or taking of any commodity, swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity;

or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the person under the obligations determined by marking the obligations to market in accordance with their terms.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1.	Organization, Good Standing and Qualification. The Purchaser is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not individually or in the aggregate with other such failures, reasonably be expected to have a Purchaser Material Adverse Change.

2.	Capital Structure.

(a)	The authorized capital of the Purchaser consists of an unlimited number of common shares of which 178,964,159 are issued and outstanding on the date hereof. All of the issued and outstanding common shares have been duly authorized and are validly issued, fully paid and non-assessable.

(b)	On the date hereof, there are an aggregate of 17,896,415 common shares reserved for issuance under the Purchaser’s stock option, equity incentive and employee share purchase plans and there are 2,650,000 options outstanding. The Purchaser has disclosed in writing to the Company a complete and accurate list of options issued and outstanding on the date hereof and all entitlements under the employee share purchase and equity incentive plans. Each option has been granted with an exercise price no less than the fair market value of the underlying shares on the date of grant. All grants of options were validly issued and properly approved by the Purchaser’s board of directors or a duly authorized committee thereof no later than the date on which the grant of such option was by its terms to be effective in accordance with all applicable Laws and all required approvals by the shareholders of the Purchaser were timely obtained. Upon any issuance of any common shares in accordance with the terms of the stock option plan, such common shares will be duly authorized, validly issued, fully paid and non-assessable.

(c)

Except as set forth above and publicly disclosed by the Purchaser, there are no outstanding (A) shares of, or other equity or voting interests in, the Purchaser (B) securities of the Purchaser or any of its subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, the Purchaser, (C) options, share appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Purchaser or any of its subsidiaries, or that obligate the Purchaser or any of its subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Purchaser, (D) obligations of the Purchaser to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any shares of, or other equity or voting interest (including any voting debt) in, the Purchaser (the items in clauses (A), (B), (C) and (D), together with the shares of the Purchaser and the options, being referred to collectively as “Purchaser Securities”) or (E) other obligations by the Purchaser or any of its subsidiaries to make any payments based on the price or value of any Purchaser Securities. There are no Contracts which obligate the Purchaser or any of its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Purchaser Securities.

(d)	None of the Purchaser or any of its subsidiaries (A) is a party to any agreement with respect to the voting of, restricting the transfer of, or granting pre-emptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to, any securities of the Purchaser or (B) has any contractual obligation to file a prospectus or registration statement under Applicable Securities Laws, in respect of any securities of the Purchaser or any of its subsidiaries. Neither the Purchaser nor any of its subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Purchaser on any matter.

(e)	Other than as publicly disclosed by the Purchaser, there are no outstanding or authorized share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, the Purchaser.

3.	Subsidiaries.

(a)	All of the outstanding shares of, or other equity or voting interest in, each Subsidiary of the Purchaser (A) have been duly authorized, validly issued and are fully paid and non-assessable and (B) are owned, directly or indirectly, by the Purchaser free and clear of any Lien or other restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity or voting interest).

(b)	There are no outstanding (A) Convertible Securities or other securities of the Purchaser or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Purchaser, (B) options, share appreciation rights, warrants, restricted share units, rights or other commitments or agreements to acquire from the Purchaser or any of its Subsidiaries, or that obligate the Purchaser or any of its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Purchaser, (C) obligations of the Purchaser to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (whether payable in equity, cash or otherwise) relating to any shares of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Purchaser, as the case may be (the items in clauses (A), (B) and (C), together with the shares of the Subsidiaries of the Purchaser, being referred to collectively as “Purchaser Subsidiary Securities”) or (D) other obligations by the Purchaser or any of its Subsidiaries to make any payments based on the price or value of any Purchaser Subsidiary Securities. There are no Contracts of any kind which obligate the Purchaser or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Purchaser Subsidiary Securities.

(c)	There are no outstanding or authorized share appreciation rights, phantom shares, profit participation interests or other similar agreements, commitments or arrangements payable in cash that relate to the shares of, or other equity or voting interest in, any of the Subsidiaries of the Purchaser.

4.	Corporate Authority. The Purchaser has all requisite corporate power, authority and capacity to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Transactions have been duly authorized by the board of directors of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations under this Agreement or the consummation by the Purchaser of the Transactions. This Agreement has been duly executed and delivered by the Purchaser and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.	Governmental Filings; No Violations.

(a)	Other than (A) the Interim Order and any approvals required by the Interim Order, (B) the Final Order, (C) the Arrangement Filings under the CBCA, (D) the Regulatory Clearances (and making the Competition Filings), (E) compliance with any Applicable Securities Laws, including the rules and policies of the Exchanges, (F) receipt of Toronto Stock Exchange conditional approval to the issuance of the Share Consideration, and (G) except as, individually or in the aggregate, would not reasonably be expected to result in a Purchaser Material Adverse Change, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, Permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations under this Agreement or the consummation by the Purchaser of the Transactions.

(b)

The execution and delivery of this Agreement by the Purchaser does not, and the performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Transactions will not, constitute or result in (A) a breach or violation of, or a default (or an event which with notice or lapse of time or both would become a default) under, the certificate of incorporation or bylaws of the Purchaser (or the comparable governing documents), (B) a breach or violation of, a termination or cancelation (or right of termination or cancelation) or a default (or an event which with notice or lapse of time or both would become a default) under, the creation or acceleration of any Liabilities under, or any change in the rights, benefits or obligations of any party under, any Contract or Permit to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser, any of its Subsidiaries or any of their respective properties or assets may be bound, (C) assuming compliance with the matters referred to in Section 5(a) of Schedule D and receipt of the Requisite Shareholder Approval at the Company Meeting, a violation of any Law or Order to which the Purchaser, any of its Subsidiaries or any of their respective properties or assets may be subject or (D) the creation of a Lien on any of the assets or properties of the Purchaser or any of its Subsidiaries, except, in the case of clause (B) or (D) above, for any such breach, violation, termination, default, creation, acceleration, change, loss, impairment or payment that, individually or in the aggregate, would not reasonably be expected to, result in a Purchaser Material Adverse Change.

6.	Absence of Certain Changes.

(a)	Since December 31, 2012, other than in connection with the Transactions, the Purchaser and its Subsidiaries have conducted their respective business only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of business.

(b)	Since December 31, 2012, there has not occurred: (A) a Purchaser Material Adverse Change with respect to the Purchaser; (B) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Purchaser or any of its Subsidiaries, whether or not covered by insurance; or (C) any action that, if taken after the date of this Agreement would constitute a breach of Section 5.1(5) of this Agreement.

7.	Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending or, to the knowledge of the Purchaser, threatened against the Purchaser that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the Transactions, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Purchaser Material Adverse Change.

8.	Unlawful Payments.

(a)	Neither the Purchaser nor any of its Subsidiaries, nor, to the knowledge of the Purchaser, any of their respective managers, directors, officers, agents, employees or other persons acting on behalf of or in the name of the Purchaser or any of its Subsidiaries have, in any material way: (A) with the corrupt intent to obtain or retain business, offered or used any corporate funds for any unlawful contribution to any political campaign or activity; (B) if and to the extent applicable, violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 or any other equivalent Laws concerning bribing a foreign public official and the accuracy of books and records; or (C) with the corrupt intent to obtain or retain business, offered or given any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value to any person or entity in violation of applicable Law.

(b)	The operations of the Purchaser and each of its Subsidiaries are and have been conducted at all times in material compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court or Governmental Entity involving the Purchaser or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

9.	Environmental Matters.

(a)

(A) The Purchaser and each of its Subsidiaries are in compliance with and have complied at all times with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with the terms of any consents, registrations, approvals, Permits or authorizations required to be obtained from any Governmental Entity under any Environmental Laws; (B) no owned properties or leased properties (including soils, groundwater, surface water, buildings or other structures), or property operated by the Purchaser or any of its Subsidiaries is contaminated with any Hazardous Substance in amounts or concentrations exceeding applicable governmental criteria or requiring reporting or remediation by, or as could reasonably be expected to result in

Liability to, the Purchaser or any of its Subsidiaries; (C) no property formerly owned, leased or operated by the Purchaser or any of its Subsidiaries has been contaminated with any Hazardous Substance from the operations or activities of the Purchaser or any of its Subsidiaries during or prior to such period of ownership, lease or operation requiring reporting or remediation by, or as could reasonably be expected to result in Liability to, the Purchaser or any of its Subsidiaries; (D) neither the Purchaser nor any of its Subsidiaries has incurred any Liability, nor, to the knowledge of the Company, been alleged to be Liable, for any Hazardous Substance disposal or contamination on any third-party property, including any sites to which the Purchaser or any of its Subsidiaries have or may have sent Hazardous Substances, now or in the past; (E) neither the Purchaser nor any of its Subsidiaries has released any Hazardous Substance other than in compliance with Environmental Laws; (F) neither the Purchaser nor any of its Subsidiaries is subject to any Order or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (G) to the knowledge of the Company there are no other circumstances or conditions involving the Purchaser or any of its Subsidiaries that would reasonably be expected to result in any Proceeding, Liability or investigation pursuant to any Environmental Law; and (H) neither the Purchaser nor any of its Subsidiaries has received any written or, to the knowledge of the Purchaser, oral, notice, demand, letter, claim or request for information alleging that the Purchaser or any of its Subsidiaries is or was in violation of, or has or had Liability under, any Environmental Law.

10.	Taxes.

(a)	The Purchaser and each of its Subsidiaries:

(i)	has prepared in good faith and has duly and timely filed (taking into account any extension of time within which to file) all income Tax Returns and other material Tax Returns required to be filed by, with respect to, or on behalf of any of them with any Governmental Entity, and all such Tax Returns are true, correct and complete in all material respects;

(ii)	has timely paid all material Taxes, whether or not shown on any Tax Return, that are required to be paid by any of them at or prior to the date hereof except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(iii)	has timely deducted, withheld and remitted (or accounted for) to the proper Governmental Entities all material Taxes required to have been deducted, withheld and remitted (or accounted for) by any of them in connection with amounts paid or owing to any person, including to any employee, creditor, person that is or is deemed to be a non-resident of Canada (for purposes of the Tax Act) or a non-resident with respect to any paying Subsidiary’s jurisdiction of residence or other third party, in compliance with all applicable Laws related to Taxes, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; and

(iv)	has not waived any statute of limitations with respect to any material Taxes, agreed to any extension of time with respect to the assessment, reassessment or collection of a material Tax.

(b)	There are not pending or, to the knowledge of the Purchaser, threatened, against the Purchaser or any of its Subsidiaries any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters.

(c)	The Purchaser and its Subsidiaries have charged, collected and remitted on a timely basis all material Taxes as required under applicable Law on any sale, supply or delivery whatsoever, made by any of them.

(d)	To the knowledge of the Purchaser, no material deficiencies have been asserted by any Governmental Entity with respect to Taxes of the Purchaser or any of its Subsidiaries.

(e)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Purchaser or any of its Subsidiaries and any person that is not dealing at arm’s length with the Purchaser or any such Subsidiary, as the case may be, do not materially differ from those that would have been made between persons dealing at arm’s length, and the Purchaser and each of its Subsidiaries has complied in all material respects with the transfer pricing requirements of any applicable Law.

(f)	Adequate provision has been made on the consolidated financial statements of the Purchaser for all Taxes assessed and all Taxes owing by the Purchaser or any Subsidiary that are not yet due and payable and relate to periods ending prior to the date hereof.

11.	Intellectual Property. The Purchaser and each of its Subsidiaries owns or possesses the perpetual right to use all of the Intellectual Property that is material to the Purchaser and its Subsidiaries, and all such Intellectual Property is valid and subsisting in full force and effect and has not been cancelled, expired or abandoned, except for circumstances that do not, would not and would not reasonably be expected to be material to the Purchaser.

12.	Insurance. Except as, individually or in the aggregate with other similar exceptions, has not had, or would not reasonably be expected to have, a Purchaser Material Adverse Change, all insurance policies maintained by the Purchaser and each of its Subsidiaries are in full force and effect, all premiums due and payable thereon have been paid, and the Purchaser and each of its Subsidiaries are otherwise in compliance with the terms and conditions of such policies. Neither the Purchaser nor any of its Subsidiaries has received any notice of cancellation, termination or non-renewal of any such policy or arrangement or any notice of material adjustment in the amount of the premiums payable with respect to any such policy, and there is no material claim pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements. There are no self-insurance arrangements in effect as of the date hereof with respect to the Purchaser or any of its Subsidiaries.

13.	Related Party Transactions.

(a)	Except as set forth in the Purchaser Reports or compensation or other employment arrangements in the ordinary course of business, there are no transactions, agreements, arrangements or understandings between the Purchaser or any of its Subsidiaries, on the one hand, and any affiliate (including any officer or director, but not including any wholly owned Subsidiary of the Company) thereof or any shareholder that beneficially owns 5% or more of the common shares of the Purchaser, on the other hand; and

(b)	Neither the Purchaser nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Purchaser or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course of business as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of expenses in the ordinary course of business).

14.	Share Consideration Available. The Share Consideration to be issued pursuant to the Arrangement will: (i) have been duly authorized and, upon issue, will be validly issued as fully paid and non-assessable shares in the capital of the Purchaser; and (ii) will not be issued in violation of the articles, charter, by-laws or other constating document of the Purchaser or any agreement, contract, covenant, undertaking or commitment to which the Purchaser is bound. The Share Consideration shall require the approval of more than 50% of the Purchaser shareholders and, to the knowledge of the Purchaser, shareholders holding in the aggregate more than 50% of the Purchaser’s common shares have to provide such consent in writing pursuant to subsection 604(d) of the TSX Company Manual.

15.	Purchaser Reports; Financial Statements.

(a)	Since December 31, 2010, the Purchaser has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it under Applicable Securities Laws (the forms, statements, certifications, reports and documents filed or furnished since December 31, 2010 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Purchaser Reports”). Each of the Purchaser Reports required to be filed or furnished under Applicable Securities Laws, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply, in all material respects with Applicable Securities Laws. As of their respective dates (or, if amended, as of the date of such amendment), the Purchaser Reports did not, and any Purchaser Reports filed with or furnished subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. All of the Purchaser Reports required to be filed or furnished under Applicable Securities Laws are, or if not yet filed or furnished will be, publicly available on SEDAR to the extent required by Applicable Securities Laws. The Purchaser has not filed any confidential material change report that at the date hereof remains confidential or any other confidentiality filings under any Applicable Securities Laws.

(b)	The Purchaser is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and Applicable Securities Laws.

(c)	The Purchaser is a “reporting issuer” or the equivalent under the Applicable Securities Laws in each of the provinces and territories of Canada, and is not in default of any Applicable Securities Laws of any such Canadian jurisdiction. None of the Purchaser’s Subsidiaries is subject to any continuous or periodic, or other disclosure requirements under any Applicable Securities Laws in any jurisdiction. The Purchaser has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Purchaser received notification from any Securities Authorities seeking to revoke the reporting issuer status of the Purchaser.

(d)	No delisting, suspension of trading in or cease trading order with respect to the common shares of the Purchaser is pending or, to the knowledge of the Purchaser, threatened.

(e)	To the knowledge of the Purchaser, there is no material weakness (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser.

(f)	The auditors of the Purchaser are independent chartered accountants as required by applicable Laws and there is not now, and to the knowledge of the Purchaser, there has never been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the Purchaser.

(g)	Neither the Purchaser nor any of its Subsidiaries is a party to, nor has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Purchaser, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Purchaser in its published financial statements or other Purchaser Reports.

(h)	Each of the balance sheets included in or incorporated by reference into the Purchaser Reports (including the related notes and schedules) fairly presents in all material respects or, in the case of the Purchaser Reports filed after the date hereof, will fairly present in all material respects, the financial position of the Purchaser and its Subsidiaries as of its date, and each of the statements of income, changes in Shareholders’ equity and cash flows included in or incorporated by reference into the Purchaser Reports (including any related notes and schedules) fairly presents or, in the case of the Purchaser Reports filed after the date hereof, will fairly present in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Purchaser and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case, in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(i)	Neither the Purchaser nor any of its Subsidiaries has incurred any liabilities of the type required to be set forth on a balance sheet prepared in accordance with GAAP other than (A) liabilities reflected or otherwise reserved against in its audited financial statements, (B) liabilities incurred pursuant to this Agreement, (C) liabilities incurred in the ordinary course of business since the date December 31, 2010 in amounts and of the type consistent with the ordinary course of business, and (D) liabilities that are not and would not reasonably be expected to be material to the Purchaser and its Subsidiaries, taken as a whole.

16.	Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or the Purchaser or their affiliates who might be entitled to any fee or commission from the Company or any of its Subsidiaries upon consummation of the transactions contemplated by this Agreement.

17.	Legal and Regulatory Compliance.

(j)	The Purchaser and each of its Subsidiaries, and, to the knowledge of the Purchaser, their respective properties and assets, are and since December 31, 2010, have been in compliance in all material respects with all applicable Laws and Orders. Neither the Purchaser nor any of its Subsidiaries (A) has received any written notice from any Governmental Entity alleging any violation or potential violation by the Purchaser or any of its Subsidiaries of any applicable Law or Order nor (B) has provided any written notice to any Governmental Entity regarding any violation or potential violation by the Purchaser or any of its Subsidiaries of any applicable Law or Order, and no such notice referred to in clauses (A) or (B) remains outstanding or unresolved as of the date of this Agreement. To the knowledge of the Purchaser, no investigation by any Governmental Entity with respect to the Purchaser or any of its Subsidiaries is pending or threatened.

(k)	Each of the Purchaser and its Subsidiaries has all Permits required for it to carry on its business as currently conducted, all of which are in full force and effect, and each of them is in compliance with such permits. Neither the Purchaser has received oral or written notice relating to the revocation, cancellation expropriation or modification of any such permit.

18.	Dividend Policy. The Purchaser’s dividend policy in respect of the Purchaser Common Shares, which currently provides that the Purchaser’s Board of Directors will declare, and the Purchaser will pay, quarterly dividends on the Purchaser Common Shares in the amount of $0.03 per Purchaser Common Share, remains unamended and in effect and there are no plans to change, alter or otherwise suspend the application of the Purchaser’s dividend policy in respect of the Purchaser Common Shares during the Purchaser’s 2013 fiscal year.

19.	Investment Company Status. The Purchaser is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

20.	Canadian Corporation. The Purchaser is a “taxable Canadian corporation” for purposes of the Tax Act.

21.	Investment Canada Act. The Purchaser is Canadian-controlled for purposes of the Investment Canada Act.

SCHEDULE E

FORM OF VOTING SUPPORT AGREEMENT

SUPPORT AND VOTING AGREEMENT

In consideration of Sprott Resource Lending Corp. (the “Company”) entering into an arrangement agreement dated the date hereof (the “Arrangement Agreement”) with Sprott Inc. (the “Purchaser”), providing for a business combination involving the Company and the Purchaser pursuant to Section 192 of the Canada Business Corporations Act (the “Transaction”), this support and voting agreement (the “Agreement”) dated as of May             , 2013 sets out the terms on which              (the “Consenting Securityholder”) undertakes to take certain actions and do certain things to support the Transaction.

A. WHEREAS the Company is proposing to hold an annual and special meeting (the “Meeting”) of the shareholders of the Company to approve, inter alia, (i) the direct or indirect acquisition of the common shares of the Company by the Purchaser by way of the Transaction, and (ii) such other ancillary matters as the board of directors of the Company may deem necessary in order to give effect to the Transaction;

B. AND WHEREAS the Consenting Securityholder wishes to support the Transaction subject to the terms and conditions contained herein;

C. AND WHEREAS the Parties have agreed to enter into this Agreement to provide for the support by the Consenting Securityholder of the Transaction;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1   Defined Terms.

(1)	Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Arrangement Agreement.

(2)	The Consenting Securityholder and the Purchaser are collectively referred to as the “Parties” and each a “Party”.

(3)	“Board” means the board of directors of the Company.

(4)	“Relevant Securities” means the Common Shares, Options to acquire Common Shares, and other convertible securities of the Company listed on Schedule “A” and any Common Shares acquired by the Consenting Securityholder or any affiliate of the Consenting Securityholder subsequent to the date hereof, and shall include all securities which such Relevant Securities may be converted into, exchanged for or otherwise changed into.

Section 1.2   Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(3)	Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and (ii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(4)	References to Persons and Agreements. Any reference to a Person includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(6)	Time References. References to time are to local time, Toronto, Ontario.

Section 1.3   Schedule.

The schedule attached to this Agreement forms an integral part of this Agreement for all purposes of it.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

Section 2.1   Representations and Warranties of Consenting Securityholder.

(1)	The Consenting Securityholder hereby represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying upon such representations and warranties) that:

(a)	The Consenting Securityholder is the registered and/or beneficial owner of, or exercises control or direction over, all of the Relevant Securities listed in Schedule “A”, in each case free and clear of all liens, charges or other encumbrances.

(b)	Other than the Relevant Securities, the Consenting Securityholder does not own (as registered owner or beneficial owner), or exercise control or direction over, any Common Shares or any options, warrants or other rights to acquire any additional Common Shares or any security exercisable for or convertible into Common Shares.

(c)

Except pursuant hereto, no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Relevant Securities, or any interest therein or right thereto, and none of the Relevant Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote the

Relevant Securities, call meetings of holders of the Common Shares or give consents or approvals of any kind.

(d)	The Consenting Securityholder has the full authority and capacity to vote or direct the voting of the Relevant Securities, to give or cause to be given a proxy for the Relevant Securities in connection with the Meeting, and has the power and authority to dispose of the entire legal and beneficial interest in the Relevant Securities.

(e)	This Agreement has been duly executed and delivered by the Consenting Securityholder and constitutes a legal, valid and binding obligation of the Consenting Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity.

(f)	The execution and delivery of this Agreement by the Consenting Securityholder and the performance by the Consenting Securityholder of its obligations contemplated herein do not and will not: (i) violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Consenting Securityholder or any of its assets, (ii) require any consent, approval or authorization of, or declaration or filing with, any Governmental Entity or other Person on the part of the Consenting Securityholder, or (iii) constitute a default, violation or breach under any contract, commitment, agreement, arrangement, understanding or restriction to which the Consenting Securityholder is a party or by which it is bound, except such violations, conflicts, defaults or breaches which could not, individually or in the aggregate, impair the ability of the Consenting Securityholder to perform its obligations under this Agreement.

(g)	To the best of its knowledge, there is no proceeding, claim or investigation pending before any governmental entity, or threatened against the Consenting Securityholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Consenting Securityholder’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

Section 2.2   Representations and Warranties the Purchaser.

(1)	The Purchaser hereby represents and warrants to the Consenting Securityholder (and acknowledges that the Consenting Securityholder is relying upon such representations and warranties) that:

(a)	The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b)	The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement.

(c)	This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity.

(d)	The execution and delivery of and performance by the Purchaser of this Agreement: (i) do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of their respective constating documents or by-laws; and (ii) do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any material contracts or instruments to which it is a party.

(e)	To the best of the knowledge of the Purchaser, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against the Purchaser that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Purchaser’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement.

ARTICLE 3

CONSENTING SECURITYHOLDER COVENANTS

Section 3.1   Transfer of Relevant Securities.

(1)	The Consenting Securityholder agrees that during the term of this Agreement, it will not, except as expressly contemplated by this Agreement, directly or indirectly, in any manner:

(a)	sell, transfer, gift, assign, pledge, hypothecate, encumber, convert or otherwise dispose of any of the Relevant Securities or any interest therein or enter into any agreement, arrangement or understanding in connection therewith, provided that, the Consenting Securityholder may (i) exercise Options to acquire additional Common Shares, and (ii) transfer Relevant Securities to a corporation, family trust, RRSP or other entity directly or indirectly owned or controlled by the Consenting Securityholder or under common control with or controlling the Consenting Securityholder, provided that (w) such transfer shall not relieve or release the Consenting Securityholder of or from its obligations under this Agreement, including, without limitation, the obligation of the Consenting Securityholder to vote or cause to be voted all Relevant Securities in favour of the Transaction, (x) prompt written notice of such transfer is provided to the Purchaser, (y) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by the Purchaser in advance of such transfer, and (z) the transferee continues to be a corporation or other entity directly or indirectly controlling the Consenting Securityholder, or owned or controlled by the Consenting Securityholder, at all times prior to the Effective Time; or

(b)	deposit any of the Relevant Securities into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Securities, in each case, without having first obtained the prior written consent of the Purchaser, which consent is within the sole discretion of the Purchaser and may be unreasonably withheld.

Section 3.2   Non-Solicitation.

(1)	The Consenting Securityholder agrees that it shall:

(a)	not, directly or indirectly:

(i)	solicit, initiate, knowingly encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer regarding an Acquisition Proposal or potential Acquisition Proposal;

(iii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, any Acquisition Proposal; and

(iv)	accept or enter into or propose publicly to accept or enter into a contract with any Person relating to an Acquisition Proposal; and

(b)	immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussions or negotiations commenced prior to the date of this Agreement with any Person (other than the Purchaser) by or on behalf of the Consenting Securityholder with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by the Consenting Securityholder, provided that if at any time, prior to obtaining the approval by the holders of Common Shares eligible to vote in respect of the resolution authorizing the Transaction, the Company receives a written Acquisition Proposal that did not result from a breach of any provision of any agreement then in effect between the Company and the Purchaser, the Consenting Securityholder may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal provided that (i) the Board first determines that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal, (ii) the Company is otherwise permitted to take such actions under any provision of any agreement then in effect between the Company and the Purchaser (including that such Person making such Acquisition Proposal has entered into a confidentiality agreement with the Company), and (iii) such Acquisition Proposal did not result from a breach by the Consenting Securityholder of the provisions of this Agreement.

Section 3.3   Voting.

(1)	The Consenting Securityholder hereby irrevocably covenants, undertakes and agrees that it shall:

(a)	vote (or cause to be voted) all of the Relevant Securities (to the extent that such Relevant Securities are entitled to a vote in respect of such matters):

(i)

in favour of the approval, consent, ratification and adoption of the Transaction (and any actions required in furtherance thereof) at every meeting of the securityholders of the Company at which such matters are considered and at every adjournment or postponement thereof, and not withdraw any proxies or change its vote in respect thereof; and

(ii)	against any resolution proposed by the Company or any other Person that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Transaction or delay or interfere with, the completion of the Transaction;

(b)	except as contemplated by this Agreement, not vote or grant to any Person other than the Purchaser a proxy to vote or enter into any voting trust, vote pooling or other agreement with respect to the right to vote the Relevant Securities (and will cause such Relevant Securities not to be voted) in favour of any Acquisition Proposal;

(c)	deliver, or cause to be delivered, to the Company’s transfer agent, or as otherwise directed by the Company, after receipt of proxy materials for, and no later than ten (10) days before the date of, the Company Meeting or any other meeting of the securityholders (or any of them) of the Company called for the purpose of approving the Transaction, a duly executed proxy directing that the Relevant Securities be voted at such meeting in favour of the Transaction and all related matters;

(d)	not support any action that is intended or would reasonably be expected to impede, interfere with, delay, postpone or discourage the completion of the Transaction; and

(e)	not do anything that would reasonably be expected to frustrate or hinder the consummation of the Transaction.

(2)	The Consenting Securityholder shall not, and hereby agrees not to:

(a)	assert or exercise any dissent rights in respect of the Transaction or the transactions associated therewith that the Consenting Securityholder may have; and

(b)	commence or participate in, and shall, and hereby agrees to, take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company or Purchaser or any of their subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of any agreement relating to the Transaction or the consummation of the Transaction.

(3)	The Consenting Securityholder hereby revokes any and all previous proxies granted that may conflict or be inconsistent with the matters set forth in this Agreement and the Consenting Securityholder agrees not to, directly or indirectly, grant any other proxy or power of attorney with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement.

Section 3.4   Change in Nature of Transaction.

(1)

In the event that: (a) the Company, with the agreement of the Purchaser, determines in its good faith judgment that it is necessary or desirable to proceed with an alternative transaction structure, including, without limitation, plan of arrangement, a take-over bid or asset purchase, in conjunction with or instead of the Transaction; (b) such alternative transaction provides the same, or better, financial treatment to all affected parties and the financial implications (including tax) for the Consenting Securityholder are the same or better; and (c) such alternative transaction is initiated on or before the Outside Date, and is capable of being completed on or before the Outside Date (as described in each of the foregoing clauses (a), (b) and (c), a “Revised Transaction”), the Consenting Securityholder shall support the completion of the Revised Transaction in the same manner and to the same extent that it has agreed to support the Transaction under this Agreement and, in the event of a take-over bid, tender the Relevant Securities to such bid.

(2)	In the event of any proposed Revised Transaction, the references in this Agreement to the Transaction shall be deemed to be changed to “Revised Transaction” and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Revised Transaction.

Section 3.5   No Agreement as Director or Officer.

The Consenting Securityholder makes no agreement or understanding in this Agreement in its capacity as a director or officer of the Company or any of its Subsidiaries, and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Consenting Securityholder in its capacity as such a director or officer, including in exercising rights under the Arrangement Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit or restrict the Consenting Securityholder from exercising its fiduciary duties as a director or officer of the Company.

ARTICLE 4

TERMINATION

Section 4.1   Termination.

(1)	This Agreement shall automatically terminate upon the earlier of:

(a)	the Effective Time; and

(b)	the mutual consent in writing of the Parties.

(2)	This Agreement may be terminated by the Consenting Securityholder if:

(a)	any representation or warranty of the Purchaser under this Agreement is untrue or incorrect in any material respect;

(b)	the form or amount of the consideration offered by the Purchaser to the holders of Common Shares pursuant to the Transaction is reduced or changed in any respect that is, in each case, materially adverse to the Consenting Securityholder;

(c)	the Board publicly announces its recommendation in support of a Superior Proposal; or

(d)	the transaction is not completed by the Outside Date,

provided that at the time of such termination, the Consenting Securityholder is not in material default in the performance of its obligations under this Agreement.

Section 4.2   Effect of Termination.

If this Agreement is terminated in accordance with the provisions of this ARTICLE 4, no Party shall have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this ARTICLE 4 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

Section 4.3   Remedies.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Consenting Securityholder or the Purchaser in accordance with their specific terms or were otherwise breached by the Consenting Securityholder or the Purchaser. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against the Consenting Securityholder or the Purchaser, as applicable, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

ARTICLE 5

GENERAL PROVISIONS

Section 5.1   Disclosure.

(1)	The Consenting Securityholder agrees:

(a)	to the existence and factual details of this Agreement (other than registration particulars set out in Schedule “A”) being set out in any public disclosure, including, without limitation, press releases, information circulars and court materials, produced by the Company or the Purchaser, at the discretion of the Company or the Purchaser, in connection with the Transaction; and

(b)	to this Agreement (other than registration particulars set out in Schedule “A”) being filed and/or available for inspection by the public to the extent required by applicable securities laws or stock exchange rules.

Section 5.2   Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser at:

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2700

Toronto ON M5J 2J1

Attention: Steven Rostowsky

Email: srostowsky@sprott.com

Facsimile: (416) 943-6491

with a copy to:

Heenan Blaikie LLP

Bay Adelaide Centre

333 Bay Street, Suite 2900

Toronto ON M5H 2T4

Attention: Sonia Yung

Email: syung@heenan.ca

Facsimile: (416) 360-8425

to the Consenting Securityholder at:

Attention:
Email:
Facsimile:

With a copy to:

Attention:
Email:
Facsimile:

Section 5.3    Time of the Essence.

Time is of the essence in this Agreement.

Section 5.4    Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 5.5   Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 5.6   Successors and Assigns.

(1)	This Agreement becomes effective only when executed by the Consenting Securityholder and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Consenting Securityholder, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 5.7   Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.8   Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 5.9   Rules of Construction.

The Parties to this Agreement waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 5.10   Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 5.11   Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

This Agreement has been agreed and accepted on the date first written above.

SPROTT INC.

By:
Authorized Signing Officer

If a corporation:		If an individual:

By:
	Authorized Signing Officer	Consenting Securityholder

Witness

SCHEDULE A

RELEVANT SECURITIES

Class of Securities		Number of Securities Held

Common Shares

Options	Vested

Unvested

APPENDIX D

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1    Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

“Amalco” means the corporation formed upon the amalgamation of Sprott Holdco and the Company pursuant to the Arrangement;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company, Sprott Holdco and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of May 8, 2013, between the Company and the Purchaser, as the same may be amended, amended and restated or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Plan of Arrangement to be considered at the Company Meeting;

“Articles of Amalgamation” means the articles of amalgamation of the Company and, if required, Sprott Holdco to be filed in accordance with the terms of the CBCA after the Final Order is made, which shall be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of the Company and Sprott Holdco in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Business Day” means any day (other than a Saturday, a Sunday or a statutory or civic holiday) on which commercial banks located in Toronto, Ontario are open for the conduct of business;

“Cash Consideration” means $0.15 for each Company Common Share;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Company” means Sprott Resource Lending Corp., a corporation existing under the CBCA;

“Company Common Shares” means common shares in the capital of the Company, including common shares issued on the conversion, exchange or exercise of Convertible Securities;

“Company Meeting” means the annual and special meeting of the Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, inter alia, the Arrangement Resolution;

“Company Options” means all options to acquire Company Common Shares outstanding immediately prior to the Effective Time and issued pursuant to the SRLC Stock Option Plan;

“Consideration” means the consideration to be received by Shareholders pursuant to the Plan of Arrangement as consideration for each Company Common Share, consisting of an indivisible mixture of the Cash Consideration and the Share Consideration;

“Convertible Securities” means, collectively, the Company Options and any other securities of the Company that are convertible into or exchangeable or exercisable for Company Common Shares;

“Court” means the Ontario Superior Court of Justice (Commercial List) in the City of Toronto;

“Depository” means Computershare Investor Services Inc., as depository;

“Director” means the Director appointed under section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

“Dissenting Shareholder” means a registered holder of Company Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and has not withdrawn or have been deemed to have withdrawn such exercise of Dissent Rights, and who is ultimately entitled to be paid fair value for their Company Common Shares;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means the first instant of time on the Effective Date, or such other time as the Parties may agree to in writing before the Effective Date;

“Eligible Holder” means a beneficial holder of Company Common Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act); or (iii) a non-resident of Canada, or a partnership with one or more non-resident members, whose Company Common Shares are “taxable Canadian property” for purposes of the Tax Act;

“Exchanges” means the TSX and NYSE;

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“Former Shareholders” means, at and following the Effective Time, the Shareholders immediately prior to the Effective Time;

“Governmental Entity” means any (i) supranational, multinational, federal, territorial, provincial, state, regional, municipal, local or other governmental or public ministry, department, authority, body, central bank, court, commission, tribunal, board, bureau or agency, domestic or foreign, (ii) subdivision, agent or authority of any of the above, (iii) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iv) stock exchange (including the Exchanges), and “Governmental Entities” means more than one Governmental Entity;

“Interim Order” means the interim order of the Court pursuant to Section 192(4) of the CBCA, made in connection with the Arrangement, as such order may be amended, supplemented or varied by the Court with the consent of the parties hereto, each acting reasonably;

“Law” or “Laws” means any applicable laws, including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity (including the Exchanges) having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement;

“NYSE” means the NYSE MKT LLC;

“OBCA” means the Business Corporation Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Permitted Dividend” means a distribution in respect of the Company’s first fiscal quarter of 2013 in an amount not to exceed $0.015 per Company Common Share;

“person” includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Purchaser” means Sprott Inc., a corporation existing under the OBCA;

“Purchaser Common Shares” means common shares in the capital of the Purchaser;

“Section 85 Election” shall have the meaning ascribed thereto in 3.3(c) of this Plan of Arrangement;

“Share Consideration” means 0.5 of a Purchaser Common Share for each Company Common Share;

“Shareholders” means the registered or beneficial holders of the Company Common Shares;

“Sprott Holdco” means 8520038 Canada Inc., a corporation incorporated under the CBCA and a wholly-owned Subsidiary of the Purchaser;

“Stock Option Plan” means the stock option plan maintained by the Company and approved by Shareholders;

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus and Registration Exemptions as in effect on the date hereof;

“Tax Act” means the Income Tax Act (Canada) and the rules and regulations promulgated thereunder, as amended; and

“TSX” means the Toronto Stock Exchange.

Words and phrases used herein that are defined in the Arrangement Agreement and not defined herein shall have the same meaning herein as in the Arrangement Agreement, unless the context otherwise requires. Words and phrases used herein that are defined in the CBCA and not defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA, unless the context otherwise requires.

Section 1.2    Interpretation Not Affected By Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.3    Gender and Number.

Unless the context requires the contrary, words importing the singular only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4    Date for Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5    Statutory References.

Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

Section 1.6    Currency.

All references to currency herein are to lawful money of Canada unless otherwise specified.

ARTICLE 2

ARRANGEMENT AGREEMENT

Section 2.1    Arrangement Agreement.

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement except in respect of the sequence of the steps comprising the Arrangement which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

Section 3.1    Arrangement.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	notwithstanding the terms of the Stock Option Plan or any agreements or other arrangements relating to the Company Options, each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be unconditionally vested and exercisable, and such Company Option shall be deemed to be assigned and transferred from the holder thereof to the Company in consideration for a cash payment by or on behalf of the Company equal to the amount, if any, by which the amount of $1.55 exceeds the exercise price per Company Common Share of such Company Option, subject to (for greater certainty) applicable Tax withholdings and other source deductions, and such Company Option shall be cancelled immediately after its transfer to the Company and, for greater certainty, where such amount is a negative, none of the Company, the Purchaser or any other person shall be obligated to pay any amount in respect of such Company Option;

(b)	each Company Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Purchaser, in consideration for a claim against the Purchaser in an amount determined and payable in accordance with Article 4 hereof, and the name of such holder will be removed from the central securities register as a holder of Company Common Shares;

(c)	each Company Common Share outstanding immediately prior to the Effective Time held by a Shareholder (other than a Company Common Share held by a Dissenting Shareholder or Company Common Shares held by the Purchaser), shall be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration and the Purchaser shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(d)	the names of the holders of the Company Common Shares transferred to the Purchaser shall be removed from the applicable registers of holders of Company Common Shares, and the Purchaser shall be recorded as the registered holder of the Company Common Shares so transferred and shall be deemed the legal and beneficial owner thereof; and

(e)	Sprott Holdco and the Company shall be amalgamated and continued as one corporation under the CBCA to form Amalco in accordance with the following:

(i)	Name. The name of Amalco shall be Sprott Resource Lending Corp.;

(ii)	Registered Office. The registered office of Amalco shall be the registered office of Sprott Holdco;

(iii)	Share Provisions. Amalco shall be authorized to issue an unlimited number of common shares of Amalco;

(iv)	Restrictions on Transfer. No shares of Amalco shall be transferred to any person without the approval of the board of directors of Amalco;

(v)	Directors and Officers.

(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one (1) director and a maximum number of ten (10) directors;

(B)	Initial Directors. The initial directors of Amalco shall be the directors of Sprott Holdco; and

(C)	Initial Officers. The initial officers of Amalco shall be the officers of Sprott Holdco;

(vi)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(vii)	Stated Capital. The aggregate stated capital of Amalco will be an amount equal to the aggregate of the stated capital for the shares of Sprott Holdco and the shares of the Company immediately prior to step (e) above;

(viii)	By-laws. The by-laws of Amalco shall be the by-laws of Sprott Holdco, mutatis mutandis;

(ix)	Effect of Amalgamation. The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:

(A)	all of the property of each of Sprott Holdco and the Company (other than the shares in the capital of the Company) shall continue to be the property of Amalco;

(B)	Amalco shall continue to be liable for all of the obligations of each of Sprott Holdco and the Company;

(C)	any existing cause of action, claim or liability to prosecution of Sprott Holdco or the Company shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against Sprott Holdco or the Company may be continued to be prosecuted by or against Amalco; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, Sprott Holdco or the Company may be enforced by or against Amalco;

(x)	Articles. The Articles of Amalgamation shall be the articles of amalgamation of Amalco; and

(xi)	Exchange and Cancellation of Company Common Shares. On the amalgamation:

(A)	each issued and outstanding Company Common Share shall be cancelled without further consideration and Sprott Holdco’s name shall be removed from the register of holders of the Company Common Shares as of the Effective Date; and

(B)	the issued and outstanding shares of Sprott Holdco shall be converted into an equal number of shares of Amalco without amendment.

Section 3.2    Adjustment to Consideration.

If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Company Common Shares (other than the Permitted Dividend) that is prior to the Effective Time or the Company pays any dividend or other distribution on the Company Common Shares (other than the Permitted Dividend) prior to the Effective Time: (i) the applicable Cash Consideration per Company Common Share shall be reduced by the amount of such dividends or distributions, provided that the Cash Consideration will not be reduced to less than $0.01 per Company Common Share; and (ii) to the extent that the amount of such dividends or distributions per Company Common Share exceeds the amount of reduction in the Cash Consideration per Company Common Share pursuant to (i), then such excess amount shall be placed in escrow for the account of the Purchaser or another person designated by the Purchaser.

Section 3.3    Post-Effective Time Procedures.

(a)	Following receipt of the Final Order and prior to the Effective Date, the Purchaser shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the requisite Purchaser Common Shares required to be issued and paid to Former Shareholders in accordance with the provisions of subsection 3.1(c) hereof, which certificates shall be held by the Depositary as agent and nominee for Former Shareholders for distribution to such Former Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Shareholder together with certificates representing Company Common Shares and other such documents as the Depository may require, Former Shareholders shall be entitled to receive delivery of the certificates representing Purchaser Common Shares and cheques representing the cash to which they are entitled pursuant to subsection 3.1(c) hereof.

(c)

An Eligible Holder whose Company Common Shares are exchanged for Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter (described in paragraph (d) below) on or before the date that is 90 days after the Effective Date. Neither the Company, the Purchaser, nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, the Purchaser or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	The Purchaser will post a tax instruction letter on its website (http://www.sprottinc.com/) on or before the first Business Day after the Effective Date. The tax instruction letter will provide general instructions on how to make a Section 85 Election with the Purchaser in respect of the sale of the Eligible Holder’s Company Common Shares to the Purchaser.

Section 3.4    Entitlement to Cash Consideration

In any case where the aggregate cash component of the Consideration payable to a particular Shareholder under this Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent.

Section 3.5    No Fractional Purchaser Common Shares.

No fractional Purchaser Common Shares shall be issued to Former Shareholders in connection with this Plan of Arrangement. The number of Purchaser Common Shares to be issued to Former Shareholders shall be rounded up to the nearest whole Purchaser Common Share in the event that a Former Shareholder would otherwise be entitled to a fractional share representing 0.5 or more of a Purchaser Common Share and shall be rounded down to the nearest whole Purchaser Common Share in the event that a Former Shareholder is entitled to a fractional share representing less than 0.5 of a Purchaser Common Share. No compensation will be paid to a Former Shareholder, or former holder of Company Options in respect of such fractional Purchaser Common Shares.

Section 3.6    Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) the Purchaser; (ii) Sprott Holdco and Amalco; (iii) the Company; (iv) all Former Shareholders, including Dissenting Shareholders; and (v) all holders of Company Options.

ARTICLE 4

DISSENT PROCEDURES

Section 4.1    Rights of Dissent.

Registered Shareholders (other than the Purchaser and its affiliates) may exercise dissent rights with respect to the Company Common Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) one Business Day immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all liens, claims and encumbrances, as provided in Section 3.1(b) and if they:

(a)

ultimately are entitled to be paid fair value for such Company Common Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(b)); (ii) will be entitled to be paid the fair value of such Company Common Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business, in respect of the Company Common Shares, on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Company Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Common Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(c) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

Section 4.2    Recognition of Dissenting Holders.

(a)	In no circumstances shall the Purchaser, Sprott Holdco, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Company Common Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, Sprott Holdco, the Company or any other person be required to recognize Dissenting Holders as holders of Company Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(b), and the names of such Dissenting Holders shall be removed from the registers of holders of the Company Common Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(b) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options; and (ii) Shareholders who vote or have instructed a proxyholder to vote such Company Common Shares in favour of the Arrangement Resolution (but only in respect of such Company Common Shares).

ARTICLE 5

DELIVERY OF PURCHASER COMMON SHARES AND CASH

Section 5.1    Delivery of Purchaser Common Shares and Cash.

(a)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares which were exchanged for the Consideration in accordance with subsection 3.1(c) hereof, together with a duly completed and executed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Company Common Shares formerly represented by such certificate under the CBCA and the articles of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing Purchaser Common Shares and a cheque representing the cash to which such holder is entitled to receive in accordance with subsection 3.1(c) hereof.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Company Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(c) hereof.

Section 5.2    Lost Certificates.

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares which were exchanged for the Consideration in accordance with subsection 3.1(c) hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration that such holder is entitled to receive in accordance with subsection 3.1(c) hereof. When authorizing such delivery of Consideration, which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary in such amount as the Purchaser and the Depositary may direct, or otherwise indemnify the Purchaser and the Depositary in a manner satisfactory to the Purchaser and the Depositary, against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of the Company.

Section 5.3    Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to Purchaser Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Company Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Shares.

Section 5.4    Withholding Rights.

Each of the Company, the Purchaser, and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person hereunder such amounts as are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of any other applicable Law or under the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld or deducted and remitted to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.

Section 5.5    Limitation and Proscription.

To the extent that a Former Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former Shareholder was entitled to receive shall be delivered to the Purchaser by the Depositary and certificates representing Purchaser Common Shares forming the Consideration shall be cancelled by the Purchaser, and the interest of the Former Shareholder in such Purchaser Common Shares and cash to which it was entitled shall be terminated as of such final proscription date.

Section 5.6    U.S. Securities Laws Exemption.

Notwithstanding any provision herein to the contrary, the Purchaser and Company agree that the Plan of Arrangement will be carried out with the intention that all Purchaser Common Shares issued on completion of the Plan of Arrangement to the Company Common Shareholders will be issued by the Purchaser in reliance on the exemption from the registration requirements of the 1933 Act as provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Purchaser, Sprott Holdco and the Company agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Shareholders subject to the Arrangement;

(d)	the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities under the Arrangement are fair to the Shareholders pursuant to the Arrangement;

(e)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Shareholders pursuant to the Arrangement;

(f)	the Company will ensure that each person entitled to Consideration pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(g)	the Interim Order will specify that each person entitled to Consideration pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

ARTICLE 6

AMENDMENTS

Section 6.1    Amendments to Plan of Arrangement.

(a)	The Purchaser, Sprott Holdco and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the Purchaser, Sprott Holdco and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Former Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that the Purchaser and Sprott

Holdco shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Purchaser, Sprott Holdco and the Company; and (ii) if required by the Court, it is consented to by holders of the Company Common Shares voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Purchaser, Sprott Holdco and the Company, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Purchaser, Sprott Holdco and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Purchaser, Sprott Holdco or the Company or any Former Shareholder.

ARTICLE 7

FURTHER ASSURANCES

Section 7.1    Further Assurances.

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

APPENDIX E

SECTION 190 OF THE CBCA

Right to dissent

190. (1)	Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)	In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)	A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing the shareholder’s name and address;

the number and class of shares in respect of which the shareholder dissents; and

a demand for payment of the fair value of such shares.

Share certificate

(8)	A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)	Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation application to court

(15)	Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)	If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)	An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)	On an application to a court under subsection (15) or (16),

all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)	On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)	A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)	If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX F

VALUATION AND FAIRNESS OPINION OF CORMARK SECURITIES INC.

F-1

May 8, 2013

The Special Committee of the Board of Directors of

Sprott Resource Lending Corp.

Suite 2750, 200 Bay Street

Royal Bank Plaza, South Tower

Toronto, Ontario

M5J 2J2

Dear Sirs,

Cormark Securities Inc. (“Cormark”) understands that Sprott Resource Lending Corp. (“SIL” or the “Company”) intends to enter into an arrangement agreement (the “Agreement”) with Sprott Inc. (“SII”) pursuant to which SII will agree to make an offer to purchase all of the issued and outstanding common shares in the capital of SIL (the “SIL Shares”) that is does not already own by way of a plan of arrangement (the “Offer”). Pursuant to the terms and conditions of the Offer, holders of SIL Shares will receive aggregate consideration equal to one half of one common share in the capital of SII (the “SII Shares”) plus a cash payment of $0.15 for each SIL Share held (the “Consideration”). The specific terms and conditions of, and other matters relating to, the Offer will be more fully described in the management information circular of SIL (the “Circular”) to be mailed to the holders of SIL Shares in connection with the Offer. Cormark also understands that SII and certain officers and directors of SII currently own or control approximately 20% of the issued and outstanding SIL Shares.

Cormark further understands that a committee (the “Special Committee”) of the board of directors of SIL (the “Board”), consisting of directors who are independent of all “Interested Parties” (as such term is defined below) to the Offer, has been constituted to consider the Offer and to make recommendations thereon to the Board. We understand that the Offer is a “business combination” under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Special Committee has retained Cormark to provide advice and assistance to the Special Committee in connection with the Offer, including the preparation and delivery to the Special Committee of: (i) a formal valuation of the SIL Shares (the “Valuation”) in accordance with the requirements of MI 61-101, (ii) a formal valuation of the non-cash Consideration (the SII Shares), and (iii) an opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the Consideration to the holders of SIL Shares other than SII and its affiliates (the “Minority Shareholders”).

CORMARK’S ENGAGEMENT

Cormark was retained by the Special Committee pursuant to an engagement agreement dated March 20, 2013 (the “Engagement Letter”). Cormark was engaged to provide advice and assistance to the Special Committee in connection with the Offer, including advising and assisting the Special Committee in negotiating the terms of the Offer and the preparation and delivery of the Valuation and the Fairness Opinion. The terms of the Engagement Letter provide that Cormark is to be paid a fee by SIL for the delivery of the Valuation and the Fairness Opinion and is to be reimbursed for its reasonable out-of-pocket expenses. The fees payable to Cormark under the Engagement Letter are not contingent in whole or in part on the success of the Offer or on the conclusions reached in the Valuation or the Fairness Opinion. Furthermore, SIL has agreed to indemnify Cormark, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liabilities which may arise directly or indirectly from services performed by Cormark in connection with the Engagement Letter.

Subject to the terms of the Engagement Letter, Cormark consents to the inclusion of this Valuation and the Fairness Opinion in the Circular, with a summary thereof, in a form acceptable to Cormark, and to the filing thereof by SIL and SII with the securities commissions or similar regulatory authorities in Canada.

F-2

CREDENTIALS OF CORMARK

Cormark is a Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations.

The Valuation and the Fairness Opinion represent the opinion of Cormark and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

INDEPENDENCE OF CORMARK

Neither Cormark, nor any of its affiliated entities (as such term is defined for the purposes of MI 61-101): (a) is an “associated entity” or “affiliated entity” or “issuer insider” of any “Interested Party” as each such term is used in MI 61-101; (b) is not acting as an advisor to SII, or any Interested Party in respect of the Offer, other than acting as financial advisor to the Special Committee under the Engagement Letter; (c) is (i) a manager or co-manager of a soliciting dealer group for the Offer; or (ii) a member of a soliciting dealer group for the Offer, if the valuator, in its capacity as a soliciting dealer, performs services beyond the customary soliciting dealer’s function or receives more than the per security or per security holder fees payable to other members of the group; and (d) Cormark does not have a material financial interest in the completion of the Offer and the fees paid to Cormark in connection with the Engagement Letter do not give Cormark any financial incentive in respect of the conclusions reached in the Valuation or the Fairness Opinion or the success of the Offer.

Cormark does not have a material financial interest in future business under an agreement, commitment or understanding involving SIL, any Interested Party or an associated or affiliated entity of SIL or any Interested Party with respect to any future financial advisory or investment banking business. During the 24 months prior to the date of its retention by the Special Committee, Cormark and its affiliated entities have not (i) had a material involvement in an evaluation, appraisal or review of the financial condition of the Interested Party, or an associated or affiliated entity of any Interested Party (as such term is defined in MI 61-101), other than SIL, (ii) had a material involvement in an evaluation, appraisal or review of the financial condition of SIL or an associated or affiliated entity of SIL, (iii) acted as a lead or co-lead underwriter of a distribution of securities by any Interested Party, or acted as a lead or co-lead underwriter of a distribution of securities by SIL if the retention of the underwriter was carried out at the direction or request of any Interested Party or paid for by any Interested Party; or (iv) had a material financial interest in a transaction involving any Interested Party or SIL. Cormark received a “finder’s fee” in the amount of $500,000 in connection with a private placement of 7,575,758 SII Shares in March 2013. In addition, neither Cormark nor its affiliated entities are (i) a lead or co-lead lender or manager of a lending syndicate in respect of the Offer; or (ii) a lender of a material amount of indebtedness in a situation where an Interested Party or SIL is in financial difficulty, and the Offer would reasonably be expected to have the effect of materially enhancing the lender’s position.

Cormark acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of SII or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation. As an investment dealer, Cormark conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, SIL, SII or other Interested Parties. Cormark may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for SIL, SII or any other Interested Party.

Cormark is of the view that it is independent of all Interested Parties to the Offer.

F-3

SCOPE OF REVIEW

In connection with the Valuation and the Fairness Opinion, Cormark has reviewed and relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

a)	the Agreement in its final form, dated May 8, 2013;

b)	the voting and support agreements between SII and the directors, executive officers and certain shareholders of SIL, all dated May 8, 2013;

c)	audited annual financial statements and management’s discussion and analysis of SIL for each of the years ended December 31, 2010, 2011 and 2012;

d)	audited annual financial statements and management’s discussion and analysis of SII for each of the years ended December 31, 2010, 2011 and 2012;

e)	annual information form of SIL for the year ended December 31, 2012;

f)	annual information form of SII for the year ended December 31, 2012;

g)	quarterly financial statements and management’s discussion and analysis of SIL for the quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

h)	quarterly financial statements and management’s discussion and analysis of SII for the quarters ended June 30, 2012, September 30, 2012 and March 31, 2013;

i)	confidential information made available by SIL concerning the business, operations, assets, liabilities and prospects of SIL;

j)	confidential information made available by SII concerning the business, operations, assets, liabilities and prospects of SII;

k)	meetings and discussions with the Special Committee;

l)	due diligence meetings with senior executives of SIL and SII concerning past and current operations, the financial condition and the prospects of SIL and SII;

m)	certificates with respect to certain factual matters and the completeness and accuracy of the information upon which the Valuation and the Fairness Opinion are based, addressed to us and provided by senior officers of SIL and SII;

n)	public information (including corporate presentations and information prepared by industry research analysts) related to the business, operations, financial performance and trading history of SIL, SII and other selected companies which we considered relevant;

o)	public information with respect to precedent transactions of a comparable nature which we considered relevant; and

p)	such other information, investigations, analyses and discussions as we considered appropriate in the circumstances.

Cormark has had full access to and cooperation from the senior officers of SIL and SII and has not, to the best of its knowledge, been denied access by SIL or SII to any information requested by Cormark.

F-4

Please note that all currency amounts in the Valuation and the Fairness Opinion are presented in Canadian dollars unless otherwise indicated.

PRIOR VALUATIONS

SIL and SII have represented to Cormark that there have been no independent appraisals or valuations (as defined in MI 61-101) or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries on any of their respective material assets or liabilities which have been prepared as of a date within the preceding 24 months.

ASSUMPTIONS AND LIMITATIONS

With the Special Committee’s acknowledgement and agreement as provided for in the Engagement Letter, Cormark has relied upon the accuracy and completeness of all data and other information obtained by it from public sources or provided to it by SIL, SII and their respective personnel, advisors, or otherwise, including the certificates identified below (collectively, the “Information”). The Valuation and the Fairness Opinion are conditional upon the completeness, accuracy and fair presentation of the Information. Without limiting the foregoing, we have assumed the accuracy of the representations and warranties of SIL and SII in the Agreement. Subject to the exercise of professional judgment and except as expressly described herein, Cormark has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information. In addition, Cormark has assumed that the Offer will be consummated in accordance with the terms and conditions set forth in the Agreement without any waiver, amendment or delay of any terms or conditions.

With respect to budgets, financial forecasts, projections or estimates provided to Cormark and used in our analyses, we have noted that projecting future results of any business is inherently subject to uncertainty. We have assumed, however, that such budgets, financial forecasts, projections and estimates were reasonably prepared consistent with industry practice on a basis reflecting the best currently available assumptions, estimates and judgments of the management of SIL and or SII and are (or were at the time and continue to be) reasonable in the circumstances.

Cormark has relied on certain factual representations made by SIL and SII to Cormark in certificates provided by the officers of SIL and SII, including, without limitation, with respect to (i) the accuracy of the Information provided to Cormark by SIL and SII, (ii) the absence of material changes in respect of SIL and SII since the date at which such Information was provided to Cormark, (iii) the absence of appraisals or valuations with respect to SIL and SII prepared within the last two years and not provided to Cormark, (iv) the absence of material transactions with respect to SIL and SII outside of the ordinary course of business and not disclosed to Cormark, (v) the reasonableness of forecasts, projections and budgets prepared by SIL and SII, and (vi) the absence of actions or proceedings against or affecting SIL and SII.

The Valuation and the Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at May 8, 2013 and the condition and prospects, financial and otherwise, of both SIL and SII and their respective subsidiaries, as they were reflected in the Information and as they have been represented to Cormark in discussions with the management of SIL and SII as at that date. In its analyses and in preparing the Valuation and the Fairness Opinion, Cormark has made certain assumptions with respect to expected industry performance, general business and economic conditions and other matters, most of which are beyond the control of Cormark or any party involved in the Offer. Cormark believes these assumptions are reasonable under the current circumstances; however, actual future results may demonstrate that certain assumptions were incorrect.

Cormark is an investment dealer and financial advisor only and has relied upon, without independent verification or investigation, the assessments of SIL and SII and their respective advisors with respect to legal, tax, regulatory and actuarial matters. The Valuation and the Fairness Opinion do not constitute a valuation or appraisal of any specific assets or liabilities of SIL or SII and should not be viewed as such.

F-5

In preparing the Valuation and the Fairness Opinion, Cormark has also assumed that the final versions of documents will conform in all material respects to the drafts provided to Cormark, conditions precedent to the completion of the Offer can be satisfied in due course, all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the Circular will be distributed to the shareholders of SIL in accordance with all applicable laws, and the disclosure in the Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws.

The Valuation and the Fairness Opinion have been prepared for the use of the Special Committee in connection with the Offer. Except as contemplated herein, the Valuation and the Fairness Opinion are not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

The Valuation and the Fairness Opinion have been provided for the use of the Special Committee and is not intended to be, and does not constitute, a recommendation that any holder of SIL Shares should deposit their SIL Shares to the Offer or any other matter that may be relevant to consider the Offer.

Cormark believes that the Valuation and the Fairness Opinion must both be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by Cormark, without considering all the stated analyses and factors together, could create a misleading view of the process underlying or the scope of the Valuation and the Fairness Opinion. The preparation of a valuation of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Valuation and the Fairness Opinion are given as of May 8, 2013, and Cormark disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation and the Fairness Opinion which may come or be brought to Cormark’s attention after such date. Without limiting the foregoing, in the event that there is any material change (as defined in the Securities Act (Ontario)) in the Company or SII or any change in any material fact (as defined in the Securities Act (Ontario)) affecting the Valuation or the Fairness Opinion after May 8, 2013, Cormark reserves the right to change, modify or withdraw the Valuation or the Fairness Opinion, although it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention or to update the Valuation or the Fairness Opinion after such date.

The Valuation has been prepared in accordance with the Disclosure Standards for Formal Valuations of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Valuation. In connection with the preparation of the Valuation, Cormark conducted a detailed analysis of SIL and SII.

GENERAL APPROACH TO VALUE ANALYSIS

Cormark approached the Valuation in accordance with MI 61-101, which, in the case of the Offer, requires the valuator to make a determination as to the fair market value of the SIL Shares. MI 61-101 defines “fair market value” as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. In accordance with MI 61-101, Cormark has made no downward adjustment to the fair market value of the SIL Shares to reflect the liquidity of the SIL Shares, the effect of the Offer on the SIL Shares, or the fact that SIL Shares held by individual holders do not form part of a controlling interest. Consequently, the Valuation provides a conclusion on a per share basis with respect to SIL’s “en bloc” value or the price at which all of the SIL Shares could be sold to one or more buyers at the same time.

F-6

Because SII will issue greater than 25% of its current shares outstanding to complete the transaction, Cormark must also make a determination as to the fair market value of the SII Shares.

The Valuation is based upon techniques and assumptions that Cormark considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the SIL Shares and the SII Shares.

OVERVIEW OF SPROTT RESOURCE LENDING CORP.

SIL specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a Management Services Agreement (the “MSA”) and a Partnership Agreement (the “PA”), Sprott Lending Consulting LP (“SLCLP”) provides SIL with day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of SII.

SIL Shares are traded on the TSX Exchange (“TSX”) under the symbol “SIL” and on the New York Stock Exchange MKT under the symbol “SILU”.

Historical Financial Results

The following tables summarize SIL’s financial results for the last two fiscal years and for the interim period ending March 31, 2013:

F-7

Sprott Resource Lending Corp.

Consolidated Balance Sheet

	31-Mar 2013	Year Ended December 31,
(000’s of Canadian Dollars)		2012	2011
Assets
Cash and Cash Equivalents	$20,073	$17,250	$31,994
Restricted Cash	$0	$0	$5,000
Investments & Securities	$19,481	$49,708	$47,802
Loans Receivable	$153,737	$127,545	$136,149
Precious Metal Loans	$12,749	$14,454	$0
Foreclosed Properties Held For Sale	$18,135	$18,174	$29,944
Equity Method Investments	$288	$286	$441
Premises and Equipment	$78	$80	$163
Proceeds Receivable on Sale of Subsidiary	$3,103	$2,982	$0
Loan Fees and Sold or Discharged Loans Receivable	$402	$573	$865
Prepaid Expenses, Deposits, Other Assets	$523	$1,573	$948
Income Tax Receivable	$0	$79	$161
Derivative Asset	$0	$0	$76
Deferred Income Tax	$3,212	$0	$0

Total Assets	$231,781	$232,704	$253,543

Liabilities
Accounts Payable and Accrued Liabilities	$3,944	$7,298	$5,135
Deferred Revenue	$110	$1,217	$550
Deferred Income Tax Liabilities	$1,086	$1,044	$214

Total Liabilities	$5,140	$9,559	$5,899

Equity
Share Capital	$207,537	$207,537	$217,768
Treasury Shares	$0	$0	($39)
Contributed Surplus	$12,869	$12,847	$12,705
Retained Earnings	$6,235	$2,761	$17,234
Cumulative Currency Translation Adjustments	$0	$0	($24)

Total Equity	$226,641	$223,145	$247,644

Total Liabilities + Total Equity	$231,781	$232,704	$253,543

F-8

Sprott Resource Lending Corp.

Consolidated Income Statement

	3 Months Ended March 31,		Year Ended December 31,
(000’s of Canadian Dollars)	2013	2012	2012	2011
Interest Income
Interest Income on Resource Loans	$4,731	$4,375	$16,327	$11,373
Interest Income on Real Estate Loans	$400	$677	$2,721	$5,355
Other Interest Income	$413	$91	$1,080	$830

Total Interest Income	$5,544	$5,143	$20,128	$17,558

Other Loan Income (Expense)
Realized / Unrealized Gain (Loss) on Precious Metal Loans	($89)	$0	$2,520	$0
Loan Loss Expense on Real Estate Loans, Net of Recoveries	($400)	($677)	($10,373)	($4,549)
Loss on Revaluation of Foreclosed Properties Held for Sale, Net of Recoveries	($39)	($543)	($11,623)	($853)
Other Loan Income and Fees	$305	$1,800	$3,678	$3,588

Total Other Loan Income (Expense)	($223)	$580	($15,798)	($1,814)

Other Income (Loss)
Equity Method Investment Income	$2	$21	$110	$602
Unrealized Gain (Loss) on Investments and Securities	($876)	$2,597	($1,875)	($516)
Foreign Exchange Gain (Loss)	$475	($153)	($249)	($196)
Realized Gain (Loss) on Sale of Investments and Securities	$144	$421	$714	($1,136)
Gain on Sale of Subsidiary	$0	$0	$4,254	$0

Total Other Income (Loss)	($255)	$2,886	$2,954	($1,246)

Net Interest and Other Income	$5,066	$8,609	$7,284	$14,498

General and Administrative Expense
Salaries and Benefits	$243	$277	$1,262	$3,391
Office and Other	$249	$275	$1,327	$1,738
Stock-Based Compensation	$22	$184	$480	$1,626
Legal and Professional Services	$352	$158	$784	$1,350
Regulatory and Shareholder Relations	$71	$101	$321	$320
Directors’ Fees	$156	$36	$160	$197
Management Services	$1,464	$2,196	$6,276	$3,449

Total General and Administrative Expense	$2,557	$3,227	$10,610	$12,071

Income (Loss) Before Income Taxes	$2,509	$5,382	($3,326)	$2,427
Income Tax Expense (Recovery)
Current	$0	$1	$1,184	$36
Deferred	($3,170)	($47)	$833	($97)

Total Income Tax	($3,170)	($46)	$2,017	($61)

Net Income (Loss)	$5,679	$5,428	($5,343)	$2,488
Currency Translation Adjustments	$0	$12	$0	($5)

Comprehensive Net Income (Loss)	$5,679	$5,440	($5,343)	$2,483

Basic Earnings (Loss) per Share	$0.04	$0.04	($0.04)	$0.02
Diluted Earnings (Loss) per Share	$0.04	$0.04	($0.04)	$0.02

Market for Securities

The SIL Shares are listed for trading on the TSX under the trading symbol “SIL” and on the New York Stock Exchange MKT under the trading symbol “SILU”. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX and New York Stock Exchange MKT:

F-9

	Toronto Stock Exchange			New York Stock Exchange MKT
	Closing Price (C$)			Closing Price (US$)
	High	Low	Total Vol.	High	Low	Total Vol.
May 1 - 7,2013	$1.48	$1.30	539,489	$1.48	$1.34	1,839,958
April, 2013	$1.43	$1.27	1,549,342	$1.40	$1.23	3,366,765
March, 2013	$1.45	$1.38	1,198,810	$1.40	$1.35	2,532,306
February, 2013	$1.49	$1.44	699,403	$1.49	$1.40	2,156,566
January, 2013	$1.55	$1.48	1,013,021	$1.58	$1.48	2,636,566
December, 2012	$1.58	$1.41	4,664,075	$1.58	$1.43	4,275,361
November, 2012	$1.44	$1.36	5,354,708	$1.46	$1.36	4,973,655
October, 2012	$1.42	$1.40	2,328,435	$1.45	$1.41	1,409,017
September, 2012	$1.43	$1.39	4,496,524	$1.46	$1.42	4,073,589
August, 2012	$1.43	$1.38	1,636,255	$1.44	$1.39	1,772,571
July, 2012	$1.52	$1.40	3,031,090	$1.48	$1.39	1,057,215
June, 2012	$1.52	$1.41	2,798,832	$1.48	$1.39	1,363,098
May, 2012	$1.57	$1.40	4,297,641	$1.57	$1.36	3,572,084
Source: Bloomberg

The closing prices of the SIL Shares on the TSX and the New York Stock Exchange MKT on May 7, 2013, the last day prior to the announcement of the Offer, were $1.48 and US$1.48, respectively.

VALUATION METHODOLOGIES

Cormark employed three methodologies in determining value for the SIL Shares:

i.	Net asset value analysis (“NAV”);

ii.	Comparable companies analysis (“Comparable Trading”); and

iii.	Precedent transactions analysis (“Precedent Transactions”)

NAV Approach

The NAV approach separately considers each various asset, whose individual values are estimated through the application of the methodology viewed as most appropriate in the circumstances net of obligations and liabilities.

Comparable Trading Approach

In the Comparable Trading approach, various financial metrics at which similar, publicly listed companies trade are reviewed and used to estimate appropriate multiples of similar metrics for the Company. In using the Comparable Trading approach for the SIL Shares we relied principally on the Price / Book Value metric, which we determined to be the most appropriate metric in this instance.

Precedent Transactions Approach

The Precedent Transactions approach considers transaction valuations in the context of the purchase or sale of a comparable company or asset. In using the Precedent Transactions approach for the SIL Shares we relied principally on the Price / Book Value metric, which we determined to be the most appropriate metric in this instance. The prices paid for merchant banking companies and their implied multiples provide a general measure of relative value.

F-10

APPLICATION OF VALUATION METHODOLOGIES

NAV Approach

To determine the value of SIL’s key assets, Cormark relied on information provided by SIL management, including internal unaudited financial analyses, budgets, and other information. As part of our review of the information provided, we interviewed SlL management to discuss the assets in detail. Many of these assets and liabilities are carried at book value which has been estimated by management as at May 3, 2013. Assets and liabilities valued at SIL management’s estimated book value include cash, resource bonds, unamortized loan fees, accrued interest, prepaid expenses, accounts payable and accruals, deferred revenue and deferred income tax. Our analysis of the remaining assets is detailed below.

Sprott Resource Lending Corp.

Book Value Summary

	As Reported		As Reported		SIL Management Estimate
	December 31, 2012		March 31,2013		May 3, 2013
	$MM	$ /Share	$MM	$ /Share	$MM	$ / Share
Assets
Cash	$17.3	$0.12	$20.1	$0.14	$35.3	$0.24
Short Term Investments	$29.7	$0.20	$0.0	$0.00	$0.0	$0.00
Resource Bonds	$14.2	$0.10	$11.6	$0.08	$11.3	$0.08
Resource Loans	$116.6	$0.79	$145.0	$0.99	$130.0	$0.88
Gold Loan	$14.5	$0.10	$12.7	$0.09	$11.2	$0.08
Share Portfolio	$2.0	$0.01	$4.0	$0.03	$3.1	$0.02
Warrant Portfolio	$2.4	$0.02	$2.5	$0.02	$1.7	$0.01
Loan fees/shares receivable	$0.4	$0.00	$0.4	$0.00	$0.0	$0.00
Unamortized Loan Fees	($3.3)	($0.02)	($5.9)	($0.04)	($5.3)	($0.04)
Accrued Interest	$0.8	$0.01	$1.2	$0.01	$0.3	$0.00
Telegraph Shares and Receivable	$4.5	$0.03	$4.6	$0.03	$4.6	$0.03
Prepaids	$1.6	$0.01	$0.5	$0.00	$0.5	$0.00
Other	$0.5	$0.00	$0.4	$0.00	$0.4	$0.00
Real Estate Assets, net	$31.5	$0.21	$31.5	$0.21	$31.5	$0.21
Value of Tax Losses	—	—	$3.2	$0.02	$3.2	$0.02

Total Assets	$232.7	$1.58	$231.7	$1.58	$227.8	$1.55
Liabilities
Accounts Payable and Accruals	$7.3	$0.05	$3.9	$0.03	$2.1	$0.01
Deferred Revenue	$1.2	$0.01	$0.1	$0.00	$0.1	$0.00
Deferred Income Tax	$1.0	$0.01	$1.1	$0.01	$1.1	$0.01

Total Liabilities	$9.6	$0.07	$5.1	$0.03	$3.3	$0.02

Net Asset Value	$223.1	$1.52	$226.6	$1.54	$224.6	$1.53

Source: Sprott Resource Lending

Resource Loans

Below is a summary of SIL’s loan portfolio which we value at book value. We have reviewed and discussed the loans with SIL management and have determined that book value is the appropriate method for determining the value for these assets. SIL management has not defined a general or specific provision for credit losses with respect to the resource loans.

F-11

Sprott Resource Lending Corp.

Resource Loan Summary

			Principal O/S		Current Value
Issuer	Maturity	Interest	Currency	May 3, 2013	Currency	May 7, 2013
North American Palladium Ltd.	10/04/14	9.25%	CAD	$25,000,000	CAD	$25,000,000
Timmins Gold Corp.	12/31/13	8.00%	CAD	$17,800,000	CAD	$17,800,000
ATNA Resources Ltd.	08/31/14	9.00%	CAD	$17,500,000	CAD	$17,500,000
Lake Shore Gold Corp.	12/31/14	9.75%	CAD	$12,500,000	CAD	$12,500,000
Ivernia Inc.	02/28/15	12.00%	CAD	$10,000,000	CAD	$10,000,000
Corsa Coal Corp.	06/22/14	10.00%	USD	$9,500,000	CAD	$9,546,930
Vista Gold	03/28/14	8.00%	CAD	$7,000,000	CAD	$7,000,000
Rambler Metals & Mining PLC	03/29/13	9.25%	CAD	$6,500,000	CAD	$6,500,000
Ram Power, Corp.	03/27/18	8.50%	CAD	$5,500,000	CAD	$5,500,000
Kimber Resources Inc.	06/29/13	12.00%	CAD	$4,750,000	CAD	$4,750,000
Lachlan Star Limited	02/19/14	11.00%	CAD	$4,750,000	CAD	$4,750,000
Starcore International Mines Ltd	10/31/13	11.00%	CAD	$3,580,000	CAD	$3,580,000
Oromn Explorations Ltd.	12/31/13	12.00%	CAD	$3,000,000	CAD	$3,000,000
Pinian Capital Ltd.	08/31/13	10.00%	CAD	$2,500,000	CAD	$2,500,000

Total						$129,926,930

Source: Sprott Resource Lending; Capital IQ

Gold Loan

During 2012, SIL extended a loan to Lake Shore Gold Corp. in the amount of $12,500,000. Repayments are in the form of cash with the amount calculated based on 338 ounces of gold at the prevailing gold price per ounce converted to Canadian dollars. Repayments began on January 31, 2013 and will continue until May 31,2015.

To value the gold loan, we discount the future cash flows using the COMEX forward price of gold (in Canadian dollars). SIL management utilizes a discount rate of 12% in calculating the value of the gold loan, which we believe is reasonable based on our review of the asset, discussions with management and our professional judgment. We have assumed a range of discount rates from 10% to 14% which is consistent with management’s estimate of 12%. We value the gold loan at between $10.9 million and $11.3 million.

Common Share Portfolio

Below is a summary of SIL’s common share portfolio. We value the common share portfolio based on the market prices for each individual security. We do not assess a premium or discount.

F-12

Sprott Resource Lending Corp.

Common Share Portfolio

	May 7, 2013
Issuer	Position	Price (C$)	Value
ATNA Resources Ltd.	675,240	$0.55	$371,382
Ivernia Inc.	5,338,982	$0.14	$747,457
Kimber Resources Inc.	489,132	$0.15	$73,370
Lachlan Star Limited	211,704	$0.25	$51,914
Lake Shore Gold Corp.	1,552,130	$0.35	$535,485
Landdrill International Inc.	1,121,350	—	—
Oromin Explorations Ltd.	555,000	$0.40	$222,000
Ram Power, Corp.	1,806,863	$0.19	$343,304
Rambler Metals & Mining PLC	803,374	$0.39	$315,051
Starcore International Mines Ltd	839,000	$0.19	$155,215
Vista Gold Corp.	88,059	$1.56	$137,166

Total			$2,952,344

Source : Sprott Resource Lending; Capital IQ

Warrant Portfolio

Below is a summary of SIL’s warrant portfolio. We value the warrant portfolio using the Black Scholes model which is a common methodology for valuing options and warrants. We do not assess a premium or discount.

Sprott Resource Lending Corp.

Warrant Portfolio

Company	Expiry Date	Months to Expiry	Black Scholes Warrant Value	FX Rate	Warrants Held	Intrinsic Value	Total Warrant Value
African Minerals	02/10/14	9.2	£0.00	1.5531	325,000	$0	$19
African Minerals	02/10/16	33.1	£0.09	1.5531	625,000	$0	$89,346
NA Palladium—Palladium Warrant	10/04/14	16.9	US$155.81	1.0049	8,750	$677,958	$1,370,030
Colossus Minerals Inc.(1)	10/19/16	41.4	C$0.66	1.0000	54,600	$0	$36,036
PetroAmerica Oil	04/19/15	23.4	C$0.11	1.0000	750,000	$71,250	$83,914
Gran Colombia	10/31/17	53.8	C$0.00	1.0000	250,000	$0	$473
Ram Power	03/27/18	58.6	C$0.03	1.0000	5,500,000	$0	$180,749

Total						$749,208	$1,760,568

Source: Sprott Resource Lending; Capital IQ

(1)	Warrant is publicly traded; value is last recorded trade

Telegraph Shares & Receivable

During the third quarter of 2012, SIL sold its shares in Viceroy Gold Corp. to Telegraph Gold Inc. (“Telegraph”) in exchange for 3 million common shares of Telegraph and two payments to be received in the future. The first payment is for $2.25 million and is payable at the earlier of (a) 3 years following the closing or (b) the completion of a feasibility study. The second payment is for $3.75 million and is payable at the earlier of (a) 6 years following closing or (b) commercial production of the mine. Telegraph is a private company.

We have reviewed SIL management’s valuation methodology and we calculate value in a similar manner. We value the Telegraph shares at SIL management’s carrying value of $0.50 per share. For the receivables, we have discounted the future cash flows assuming payments of $2.25 million and $3.75 million in December 2015 and December 2018, respectively. SIL management utilizes a discount rate of 16% in calculating the value of the receivable, which we believe is reasonable, based our review of the asset, discussions with management and our professional judgment. We have assumed a range of discount rates from 14% to 18% which is consistent with management’s estimate of 16%. We value the Telegraph shares and receivable (in aggregate) at between $4.4 million and $4.9 million.

F-13

Real Estate Assets

SIL’s real estate assets consist of 3 foreclosed properties in British Columbia and one non-performing real estate loan on a property located in Alberta. These assets have been held by the Company since it transitioned from real estate lending to natural resource lending activities. In all cases, the assets are currently vacant land and the expected future use is residential development. The assets are carried at values that are significantly below their appraised values. We have reviewed and discussed the carrying value of the real estate assets with SIL management. In each case, SIL management is soliciting interest in the properties through the engagement of qualified real estate brokers. In determining the carrying value SIL management has generally used the lower end of the range provided by the real estate broker less estimated closing costs.

In estimating the value of the real estate assets we have determined a value range which is indicative of the uncertain nature of these assets. The low end of our value range is based on a 10% discount to SIL’s current carrying value. The high end of our range is based on the higher end of the range provided by the real estate broker less estimated closing costs. We value the real estate assets (in aggregate) at between $28.4 million and $36.8 million.

Tax Losses

We note that there is no commonly accepted objective approach or methodology to determine the fair value of tax losses. We have valued SIL’s tax losses by estimating the future cash flows resulting from the use of the tax losses (non-capital losses) and then discounting these cash flows to the present using a range of discount rates. As at March 31, 2013, SIL recorded $19.8 million in non-capital losses. In addition, should the Company dispose of the real estate assets at their carrying value, the Company would realize approximately $35.8 million in additional non-capital losses which would increase the total to $55.6 million. Based on an assumed tax rate of 26.3% (equal to SIL’s 2012 statutory tax rate), we calculate total potential tax savings of $14.6 million. Assuming that the tax losses are utilized over a period of 6 to 10 years and a range of discount rates of 15% to $25%, we value the tax losses at between $5.6 million and $9.7 million.

Other Adjustments

In our NAV approach we remove the effect of unamortized loan fees. This balance is an accounting adjustment that relates to the amortization of up-front fees and bonus share awards which SIL receives as part of its lending activities. This amount is amortized over the term of each respective loan in order to match the income from these assets to the period in which they are earned. Because this value is an accounting adjustment, we do not consider this to be applicable in the context of our NAV analysis.

NAV Summary

Below is our NAV summary which reflects our estimates for the various assets described above which implies a NAV range of $1.55 to $1.65 per SIL Share.

F-14

Sprott Resource Lending Corp.

Net Asset Value Summary

	SIL Management Estimate		Cormark Value Range
	May 3, 2013		Low		High
	$MM	$/ Share	$MM	$/Share	$MM	$/Share
Assets
Cash	$35.3	$0.24	$35.3	$0.24	$35.3	$0.24
Short Term Investments	$0.0	$0.00	$0.0	$0.00	$0.0	$0.00
Resource Bonds	$11.3	$0.08	$11.3	$0.08	$11.3	$0.08
Resource Loans	$130.0	$0.88	$129.9	$0.88	$129.9	$0.88
Gold Loan	$11.2	$0.08	$10.9	$0.07	$11.3	$0.08
Share Portfolio	$3.1	$0.02	$3.0	$0.02	$3.0	$0.02
Warrant Portfolio	$1.7	$0.01	$1.8	$0.01	$1.8	$0.01
Loan fees/shares receivable	$0.0	$0.00	$0.0	$0.00	$0.0	$0.00
Unamortized Loan Fees	($5.3)	($0.04)	$0.0	$0.00	$0.0	$0.00
Accrued Interest	$0.3	$0.00	$0.3	$0.00	$0.3	$0.00
Telegraph Shares and Receivable	$4.6	$0.03	$4.4	$0.03	$4.9	$0.03
Prepaids	$0.5	$0.00	$0.5	$0.00	$0.5	$0.00
Other	$0.4	$0.00	$0.4	$0.00	$0.4	$0.00
Real Estate Assets, net	$31.5	$0.21	$28.4	$0.19	$36.8	$0.25
Value of Tax Losses	$3.2	$0.02	$5.6	$0.04	$9.7	$0.07

Total Assets	$227.8	$1.55	$231.7	$1.58	$245.1	$1.67
Liabilities
Accounts Payable and Accruals	$2.1	$0.01	$2.1	$0.01	$2.1	$0.01
Deferred Revenue	$0.1	$0.00	$0.1	$0.00	$0.1	$0.00
Deferred Income Tax	$1.1	$0.01	$1.1	$0.01	$1.1	$0.01

Total Liabilities	$3.3	$0.02	$3.3	$0.02	$3.3	$0.02

Net Asset Value	$224.6	$1.53	$228.5	$1.55	$241.8	$1.65

Source: Sprott Resource Lending and Cormark estimates

Comparable Trading Approach

Cormark reviewed the universe of publicly traded merchant banking companies and selected 11 companies to analyze to include in the Comparable Trading approach for purposes of establishing ranges of valuation multiples to apply to SIL. Cormark notes that SIL’s business model is unique and we do not view any of the below listed peers as directly comparable to the Company.

Cormark calculated Price / Book Value trading multiples based on publicly available information for each of the peers. Cormark noted that larger merchant banks (those with market capitalizations exceeding $100 million) generally traded at higher Price / Book Value multiples than smaller companies in the peer group. Because SIL has a market capitalization that also exceeds $100 million, we determined that this subset of the peer group more accurately reflected the appropriate multiple range for SIL.

F-15

Sprott Resource Lending Corp.

Comparable Trading

Company	Share Price	Mkt Cap (C$MM)	BVPS	P / BV	Dividend Yield
Canadian Merchant Banking Companies
Sprott Resource Corp.	$4.27	$437	$4.49	0.95x	10.7%
Clairvest Group Inc.	$21.35	$364	$22.41	0.95x	0.5%
Senvest Capital Inc.	$87.00	$252	$117.51	0.74x	0.0%
Marret Resource Corp.	$4.30	$84	$5.56	0.77x	6.5%
Northfield Capital Corp.	$28.50	$76	$40.19	0.71x	0.0%
Pinetree Capital Ltd.	$0.44	$63	$1.48	0.29x	0.0%
Aberdeen International Inc.	$0.22	$19	$0.76	0.29x	0.0%
Humboldt Capital Corporation Ltd.	$1.20	$14	$2.79	0.43x	0.0%
Integrated Asset Management Corp.	$0.49	$14	$0.58	0.84x	12.2%
Strategem Capital Corp.	$1.50	$8	$2.76	0.54x	0.0%
49 North Resources Inc.	$0.20	$3	$2.73	0.07x	0.0%

Average—All				0.60x	2.7%

Average—Market Cap > $100MM				0.88x	3.7%

Sprott Resource Lending Corp.	$1.48	$218	$1.54	0.96x	4.1%

Source: Public filings

Note: Prices are as at 05/07/2013

The average Price / Book Value multiple for the broad group of comparable companies was calculated as 0.60x. The average Price / Book Value for those comparable companies that have market capitalizations exceeding $100 million was calculated as 0.88x.

We selected a range of 0.85x—0.95x Book Value for our Comparable Trading approach. When applied to our NAV range of $1.55 to $1.65, we arrive at a Comparable Trading value range of $1.32 to $1.56 per SIL Share.

Precedent Transactions Approach

Cormark reviewed a number of sources and identified 3 successful transactions and 2 unsuccessful bids involving merchant banking or investment holding companies.

Based on the type of assets held by SIL and other merchant banks (shorter term debt investments, minority equity positions, cash and equivalents, etc.), we would not expect an acquirer to pay a premium to book value or net asset value.

Sprott Resource Lending Corp.

Precedent Transactions

								Premium to
Date Announced	Status	Buyer	Target	Currency	Offer Price	NAV	Price / NAV	Close	20-day VWAP
28-Nov-12	Closed	CDJ Global Catalyst LLC	C.A. Bancorp, Inc.	CAD	$3.15	$3.35	0.94x	7.1%	6.8%
13-May-10	Unsuccessful	Century Services Inc.	C.A. Bancorp, Inc.	CAD	$1.71	$2.53	0.68x	23.9%	24.7%
3-Dec-09	Unsuccessful	Maxam Opportunities Fund LP	C.A. Bancorp, Inc.	CAD	$1.45	$2.54	0.57x	30.6%	42.8%
26-Oct-09	Closed	Ares Capital Corporation	Allied Capital Corporation	USD	$3.47	$6.70	0.52x	27.1%	14.9%
3-Aug-09	Closed	Prospect Capital Management LLC	Patriot Capital Funding, Inc.	USD	$4.00	$8.13	0.49x	123.5%	148.5%

Average							0.64x	42.5%	47.5%
Median							0.57x	27.1%	24.7%

Source: Public filings

F-16

With the exception of the successful bid for C.A. Bancorp Inc., Cormark does not view these transactions as representative of fair market value. The unsuccessful bids for C.A. Bancorp Inc. were considered opportunistic by the board of directors and rejected. While successful, the bids for Allied Capital Corporation and Patriot Capital Funding Inc. came during periods when those two companies were in financial distress.

Based on the above, our only useful data point with respect to precedent transactions is the successful C.A. Bancorp transaction which was completed at 0.94x NAV (or Book Value). We selected a range of 0.90x—1.00x NAV (or Book Value) for our Precedent Transactions approach. When applied to our NAV range of $1.55 to $1.65, we arrive at a Precedent Transaction value range of $1.40 to $1.65 per SIL Share.

SIL VALUATION SUMMARY

In arriving at an opinion of the fair market value of the SIL Shares, Cormark principally considered the results of the NAV and Precedent Transaction approaches. Based upon and subject to the foregoing and such other factors as we considered relevant, Cormark is of the opinion that, as of May 8, 2013, the fair market value of the SIL Shares is in the range of $1.47 to $1.57.

OVERVIEW OF SPROTT INC.

SII is an asset management company with $9.1 billion in assets under management (“AUM”) as at March 31, 2013. The company operates through four business units: Sprott Asset Management LP, Sprott Private Wealth LP, Sprott Consulting LP, and Sprott U.S. Holdings Inc. Sprott Asset Management is the investment manager of the Sprott family of mutual funds and hedge funds and discretionary managed accounts; Sprott Private Wealth provides wealth management services to high net worth individuals; and Sprott Consulting provides management, administrative and consulting services to other companies. Sprott U.S. Holdings Inc. includes Sprott Global Resource Investments Ltd, Sprott Asset Management USA Inc., and Resource Capital Investments Corporation.

SII is headquartered in Toronto, Canada, and is listed on the TSX under the symbol “SII”.

Historical Financial Results

The following tables summarize SII’s financial results for the last two fiscal years and for the interim period ending March 31, 2013:

Sprott Inc.

Summary Financial Information

	3 Months Ended March 31,		Year Ended December 31,
(000’s of Canadian Dollars)	2013	2012	2012	2011
Assets Under Management	$9,109,795	$9,683,283	$9,931,151	$9,137,226
Assets Under Administration	$3,329,109	$4,574,569	$3,676,149	$4,398,554
Net Sales	($273,826)	$539,991	$1,308,033	$1,418,045
EBITDA	$10,399	$16,159	$59,612	$64,473

F-17

Sprott Inc.

Consolidated Balance Sheet

	31-Mar	Year Ended December 31,
(000’s of Canadian Dollars)	2013	2012	2011
Assets
Cash and Equivalents	$65,085	$77,400	$119,506
Fees Receivable	$16,916	$17,301	$10,199
Other Assets	$2,483	$3,919	$2,800
Proprietary Investments	$104,686	$76,724	$78,484
Property and Equipment, Net	$7,334	$7,260	$5,126
Intangible Assets	$44,983	$45,253	$39,925
Goodwill	$128,503	$125,740	$125,730
Deferred Income Taxes	$22,044	$21,653	$18,766

Total Assets	$392,034	$375,250	$400,536

Liabilities
Accounts Payable and Accrued Liabilities	$7,777	$13,712	$10,404
Compensation and Employee Bonuses Payable	$5,229	$10,242	$24,199
Income Taxes Payable	$3,720	$8,168	$47,503
Dividends Payable	$5,361	$0	$0
Deferred Income Taxes	$24,661	$25,419	$16,989

Total Liabilities	$46,748	$57,541	$99,095
Equity
Capital Stock	$241,528	$215,474	$208,413
Contributed Surplus	$43,795	$42,808	$40,857
Retained Earnings	$55,338	$58,609	$47,038
Accumulated Other Comprehensive Income	$4,625	$818	$5,133

Total Equity	$345,286	$317,709	$301,441

Total Liabilities + Total Equity	$392,034	$375,250	$400,536

F-18

Sprott Inc. Consolidated Income Statement
	3 Months Ended March 31,		Year Ended December 31,
(OOO’s of Canadian Dollars)	2013	2012	2012	2011
Revenue
Management Fees	$25,951	$32,986	$118,514	$146,825
Performance Fees	$1,348	$76	$9,955	$5,303
Commissions	$1,936	$5,722	$13,506	$14,179
Unrealized and Realized Gains (Losses) on Proprietary Investments	($3,049)	$4,241	$2,266	($7,986)
Other Income	$1,375	$1,365	$13,913	$2,931

Total Revenue	$27,561	$44,390	$158,154	$161,252
Expenses
Compensation and Benefits	$9,847	$11,123	$36,856	$48,711
Stock-Based Compensation	$2,649	$2,597	$11,107	$4,391
Trailer Fees	$3,417	$5,597	$19,030	$25,716
General and Administrative	$5,672	$5,442	$26,237	$21,326
Donations	$112	$341	$669	$1,027
Amortization of Intagibles	$1,787	$1,742	$7,782	$7,219
Impairment of Goodwill and Intangibles	$0	($3,974)	$13,661	$7,681
Amortization of Property and Equipment	$236	$316	$1,104	$1,212

Total Expenses	$23,720	$23,184	$116,446	$117,283

Income Before Taxes	$3,841	$21,206	$41,708	$43,969
Provision for Taxes	$1,751	$4,263	$9,724	$10,931

Net Income	$2,090	$16,943	$31,984	$33,038

Basic Earnings per Share	$0.01	$0.10	$0.19	$0.20
Diluted Earnings per Share	$0.01	$0.10	$0.19	$0.20

Market for Securities

The SII Shares are listed for trading on the TSX under the trading symbol “SII”. The following table sets forth, for the periods indicated, the high and low closing prices quoted and the volume traded on the TSX:

	Toronto Stock Exchange
	Closing Price (C$)
	High	Low	Total Vol.
May 1 - 7, 2013	$3.02	$2.98	151,747
April, 2013	$3.52	$2.57	1,874,611
March, 2013	$3.69	$3.36	961,432
February, 2013	$4.14	$3.49	1,347,313
January, 2013	$4.25	$3.82	1,494,047
December, 2012	$3.96	$3.18	2,193,498
November, 2012	$4.39	$3.71	945,451
October, 2012	$4.85	$4.38	514,059
September, 2012	$4.91	$4.24	2,557,677
August, 2012	$5.02	$4.19	896,301
July, 2012	$5.14	$4.63	555,877
June, 2012	$5.77	$4.81	1,387,095
May, 2012	$5.17	$4.12	2,160,020
Source: Bloomberg

F-19

VALUATION METHODOLOGIES

Cormark employed two methodologies in determining value for the SIL Shares:

i.	Comparable Trading; and

ii.	Market trading analysis (“Market Trading”)

Comparable Trading Approach

In the Comparable Trading approach, various financial metrics at which similar, publicly listed companies trade are reviewed and used to estimate appropriate multiples of similar metrics for SII. Cormark also reviewed various equity research reports to determine how research analysts determine value for asset managers with both a performance fee and management fee component.

In using the Comparable Trading approach for the SII Shares we relied principally on valuation metrics commonly used by equity research analysts to value asset management companies.

Market Trading Approach

In the Market Trading approach, we observed the trading range of the SII Shares on the TSX over various time periods. We also observed the volume-weighted average price for the SII Shares over various time periods in order to establish a Market Trading range.

APPLICATION OF VALUATION METHODOLOGIES

Comparable Trading Approach

Cormark reviewed the universe of publicly traded asset management companies and selected 7 Canadian companies and 13 U.S. companies to include in the Comparable Trading approach.

F-20

Sprott Inc.

Comparable Trading

Company	Share Price	Mkt Cap ($MM)	EV ($MM)	AUM ($MM)	EV/ AUM	TEV / 2013E EBITDA	Dividend Yield
Canadian Asset Managers
IGM Financial Inc.	$47.16	$11,923	$11,720	$125,796	9.3%	8.4x	4.6%
CI Financial Corp	$29.45	$8,401	$8,901	$80,567	11.0%	11.4x	3.5%
AGF Management Limited	$11.40	$1,034	$890	$37,700	2.4%	5.1x	9.5%
Fiera Capital Corporation	$9.50	$543	$704	$66,000	1.1%	12.4x	3.8%
Gluskin Sheff + Associates, Inc.	$17.46	$515	$466	$5,725	8.1%	8.1x	4.0%
Guardian Capital Group Ltd.	$13.52	$461	$493	$18,832	2.6%	19.3x	1.5%
Aston Hill Financial Inc.	$1.47	$109	$152	$6,830	2.2%	15.2x	3.4%

Average					5.3%	11.4x	4.3%
Median					2.6%	11.4x	3.8%

U.S. Asset Managers
BlackRock, Inc.	$275.55	$47,110	$49,157	$3,936,409	1.2%	11.7x	2.4%
Franklin Resources Inc.	$158.79	$33,760	$30,297	$823,700	3.7%	9.2x	0.7%
T. Rowe Price Group, Inc.	$73.55	$20,130	$18,748	$617,400	3.0%	10.8x	2.1%
Invesco Ltd.	$32.61	$15,114	$19,603	$729,300	2.7%	14.2x	2.5%
Affiliated Managers Group Inc.	$156.73	$9,405	$9,646	$462,533	2.1%	12.7x	0.0%
Eaton Vance Corp.	$40.50	$5,382	$5,644	$255,100	2.2%	11.9x	2.0%
Legg Mason Inc.	$32.94	$4,379	$4,529	$664,600	0.7%	9.5x	1.6%
Waddell & Reed Financial Inc.	$43.97	$4,140	$3,835	$103,795	3.7%	10.0x	2.5%
AllianceBernstein Holding L.P.	$25.45	$3,156	$2,900	$443,000	0.7%	4.7x	6.4%
Federated Investors, Inc.	$23.32	$2,538	$2,740	$377,309	0.7%	9.0x	4.1%
Cohen & Steers Inc.	$40.20	$1,871	$1,804	$49,321	3.7%	14.0x	2.0%
WisdomTree Investments, Inc.	$12.49	$1,758	$1,706	$25,100	6.8%	32.5x	0.0%
Janus Capital Group, Inc.	$8.87	$1,684	$1,967	$163,800	1.2%	7.2x	3.2%

Average					2.5%	12.1x	2.3%
Median					2.2%	10.8x	2.1%

Group Average					3.5%	11.9x	3.0%
Group Median					2.5%	11.1x	2.5%

Sprott Inc.	$2.99	$529	$390	$9,110	4.3%	8.6x	4.0%

Source: Public filings, Capital IQ

Note: Prices are as at 05/07/2013

In addition to observing the trading multiples in the peer group in general, we also reviewed equity research reports to determine the typical valuation methodologies that research analysts tend to employ when valuing asset management businesses with both base management EBITDA and performance fee EBITDA. Due to the relatively uncertain nature of performance fees, analysts tend to apply lower multiples to expected performance fee EBITDA compared to the multiples applied to more certain base management EBITDA. Based on our review of the comparables and our professional judgment, Cormark has determined that applying separate multiples to SII’s estimated base management EBITDA and performance fee EBITDA is the most useful method to determine the value of the SII Shares.

We reviewed the base management EBITDA and performance fee EBITDA multiples that analysts use for valuing SII as well as Gluskin Sheff + Associates Inc. We observed that analysts applied multiples of between 7.0x to 11.0x base management EBITDA and 4.5x to 6.0x performance fee EBITDA. Based on our review, we selected a multiple range of 9.0x to 11.0x base EBITDA and 5.0x to 6.0x performance fee EBITDA.

There has been significant volatility in the precious metal sector since the end of 2012. As a result, SII’s AUM has declined from $9.9 billion as at December 31, 2012 to $9.1 billion as at March 31, 2013. April was also a difficult month for precious metal prices and small-cap mining companies, each of which make up a considerable component of SII’s AUM.

Cormark has developed three scenarios in order to develop a range of potential base management EBITDA and performance fee EBITDA estimates which, based on our discussions with SII management and our professional judgment, we consider reasonable based on the information we have at our disposal as of the date of the Valuation. Below is a summary of our primary assumptions and the corresponding EBITDA estimates.

F-21

Sprott Inc. 2013 EBITDA Projection
	Scenario
(Millions of Canadian Dollars)	Low	Base	Upper
Primary Assumptions
December 2012 Ending AUM	$9,931	$9,931	$9,931
March 2013 Ending AUM	$9,110	$9,110	$9,110
April 2013 Ending AUM	$8,100	$8,200	$8,300
2013 Year Ending AUM	$8,430	$8,879	$9,350
May to December 2013 Monthly AUM Growth Rate	0.5%	1.0%	1.5%
April to December 2013 Performance Fees	$3.0	$5.0	$10.0
Base Business
Management Fee Revenue	$91.1	$93.0	$95.0
Commissions and Other Income	$11.2	$11.2	$11.2

Base Business Revenue	$102.3	$104.3	$106.3
Base Business EBITDA Margin	29.2%	30.1%	31.0%

Base Business EBITDA	$29.9	$31.4	$32.9

Performance Fee
Performance Fee Revenue	$4.3	$6.3	$11.3
Performance Fee EBITDA Margin	75.0%	75.0%	75.0%

Performance Fee EBITDA	$3.3	$4.8	$8.5

Applying our selected multiple ranges to the base management EBITDA and performance fee EBITDA projections presented above, we arrive at the following implied values of the SII Shares.

Sprott Inc.

Comparable Trading Valuation Scenarios

Scenario	2013E Base EBITDA	2013E Perf. EBITDA	Base EBITDA Multiple	Perf. EBITDA Multiple	Implied Value per SII Share
Low Case	$29.9	$3.3	9.0x	5.0x	$2.40
	$29.9	$3.3	11.0x	6.0x	$2.75
Base Case	$31.4	$4.8	9.0x	5.0x	$2.52
	$31.4	$4.8	11.0x	6.0x	$2.90
Upper Case	$32.9	$8.5	9.0x	5.0x	$2.70
	$32.9	$8.5	11.0x	6.0x	$3.12

Note: Assuming cash balance (including 70% of proprietary investments) and share count from March 31,2012.

Based on the above, we arrive at a Comparable Trading value range of $2.40 to $3.12 per SII Share.

Market Trading Approach

Over the three month period from February 7, 2013 to May 7, 2013 the closing price of the SII Shares was between $2.57 (April 18, 2013) and $4.14 (February 8, 2013). Over the same period, the trading price of the SII Shares was between $2.55 (April 18, 2013) and $4.18 (February 8, 2013). The volume weighted average price (“VWAP”) over this period was $3.32. During this period over 41% of the SII Shares traded at prices between $2.60 and $3.25.

F-22

Over the one month period from April 8, 2013 to May 7, 2013 the closing price of the SII Shares was between $2.57 (April 18, 2013) and $3.43 (April 9, 2013). Over the same period, the trading price of the SII Shares was between $2.55 (April 19, 2013) and $3.49 (April 9, 2013). The VWAP over this period was $2.92. During this period over 85% of the SII Shares traded at prices between $2.60 and $3.25.

Based on the above, we select a Market Trading value range of $2.60 to $3.25 per SII Share.

SII VALUATION SUMMARY

In arriving at an opinion of the fair market value of the SII Shares, Cormark principally considered the results of the Comparable Trading approach. Based upon and subject to the foregoing and such other factors as we considered relevant, Cormark is of the opinion that, as of May 8, 2013, the fair market value of the SII Shares is in the range of $2.40 to $3.15.

FAIRNESS OPINION

Approach to Fairness

In reaching our opinion as to the fairness of the Offer, from a financial point of view, to the Minority Shareholders, we have principally considered: (a) the range of fair market value of the SIL Shares, as determined in the Valuation; (b) the range of fair market value of the SII Shares, as determined in the Valuation; and (c) a comparison of the Consideration to the range of fair market value of the SIL Shares, as determined in the Valuation.

Under the Valuation, we determined the fair market value range of the SIL Shares to be between $1.47 and $1.57. We also determined the fair market value range of the SII Shares to be between $2.40 and $3.15. Based on the exchange ratio of one half of one SII Share per SIL Share, the cash consideration of $0.15 per SIL Share and the range of fair market value of the SII Shares, we determine that the value of the Consideration is between $1.35 and $1.73. This range is consistent with our range of the fair market value for the SIL Shares. The midpoint of this range of $1.54 is within our range of fair market value of the SIL Shares.

Opinion Conclusion

Based upon and subject to the foregoing and other such matters we considered relevant, Cormark Securities is of the opinion that, as of May 8, 2013, the Consideration is fair, from a financial point of view, to the Minority Shareholders.

Yours very truly,

CORMARK SECURITIES INC.

F-23

APPENDIX G

INTERIM ORDER

Court File No. CV-13-10119-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE	)	FRIDAY, THE 24TH
)
JUSTICE MESBUR	)	DAY OF MAY, 2013

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING SPROTT RESOURCE LENDING CORP.

[SEAL]

INTERIM ORDER

THIS MOTION made by the Applicant, Sprott Resources Lending Corp. (“SRLC”), for an interim order for advice and directions pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on May 22, 2013 and the Affidavit of Murray Sinclair sworn May 22, 2013, (the “Sinclair Affidavit”), including the Plan of Arrangement, which is attached as Appendix D to the draft management information circular of SRLC (the “Circular”), which is attached as Exhibit “A” to the Sinclair Affidavit, and on hearing the submissions of counsel for SRLC and counsel for Sprott Inc. (“Sprott”) and on being advised that the

Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that SRLC is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of voting common shares (the “Shareholders”) in the capital of SRLC (the “SRLC Shares”) to be held on June 25, 2013 at 10:00 a.m. (Toronto time) at Toronto Board of Trade, First Canadian Place, Suite 350, 77 Adelaide Street W., Toronto, Ontario in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of SRLC, subject to what may be provided hereafter and subject to further order of this court.

4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be May 23,2013.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	the Shareholders or their respective proxyholders;

(b)	the officers, directors, auditors and advisors of SRLC;

(c)	representatives and advisors of Sprott Inc. (“Sprott”);

(d)	the Director; and

(e)	other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that SRLC may transact such other business at the Meeting as is contemplated in the Circular, or as may properly come before the Meeting or any adjournment or postponement thereof.

Quorum

7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by SRLC and that the quorum at the Meeting shall be one Shareholder present in person or represented by proxy or a duly authorized representative, representing not less than five percent of the issued and outstanding SRLC Shares in accordance with the by-laws of SRLC.

Amendments to the Arrangement and Plan of Arrangement

8. THIS COURT ORDERS that SRLC is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as SRLC may determine.

Amendments to the Circular

10. THIS COURT ORDERS that SRLC is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemental, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. THIS COURT ORDERS that SRLC, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as SRLC may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. THIS COURT ORDERS that, in order to effect notice of the Meeting, SRLC shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as SRLC may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

(a)	the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)	by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of SRLC, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of SRLC;

(ii)	by delivery, in person or by recognized courier service or interoffice mail, to the address specified in (i) above; or

(iii)	by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of SRLC, who requests such transmission in writing and, if required by SRLC, who is prepared to pay the charges for such transmission;

(b)	the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c)	the respective directors and auditors of SRLC, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. THIS COURT ORDERS that, in the event that SRLC elects to distribute the Meeting Materials, SRLC is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by SRLC to be necessary or desirable (collectively, the “Court Materials”) to the holders of options for SRLC, by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of SRLC or its registrar and transfer agent at the close of business on the Record Date.

14. THIS COURT ORDERS that accidental failure or omission by SRLC to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of SRLC, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of SRLC, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. THIS COURT ORDERS that SRLC is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as SRLC may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as SRLC may determine.

16. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraph 12 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraph 12 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. THIS COURT ORDERS that SRLC is authorized to use the letter of transmittal and proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as SRLC may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. SRLC is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. SRLC may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if SRLC deems it advisable to do so.

18. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.l48(4)(a)(i) of the CBCA: (a) may be deposited at the office of SRLC’s transfer agent as set out in the Circular; and (b) any such instruments must be received by SRLC’s transfer agent not later than 10:00 a.m. on June 21, 2013 or, in the event that the Meeting is adjourned or postponed, at least two business days before the time to which the Meeting is adjourned or postponed.

Voting

19. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold SRLC Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

(a)	an affirmative vote of not less than two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the Shareholders; and

(b)	a simple majority of the votes cast in respect of the Arrangement Resolution by Shareholders, present in person or by proxy at the Meeting, other than votes cast by the Excluded Shareholders.

Such votes shall be sufficient to authorize SRLC to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting SRLC (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each SRLC Share held.

Dissent Rights

22. THIS COURT ORDERS that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to SRLC in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by SRLC at SRLC’s head office at: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750,

P.O. Box 90, Toronto, Ontario M5J 2J2 Attention: Corporation Secretary on or prior to 5:00 p.m. (Toronto) on June 24, 2013 (or prior to 5 p.m. on the day that is one business day immediately preceding any adjourned or postponed Meeting) and must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the “court” referred to in section 190 of the CBCA means this Honourable Court.

23. THIS COURT ORDERS that, notwithstanding section 190(3) of the CBCA, Sprott, not SRLC, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for the Shares held by Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in subsections 190(3) and 190(11) to 190(26), inclusive, of the CBCA (except for the second reference to the “corporation” in subsection 190(12) and the two references to the “corporation” in subsection 190(17)) shall be deemed to refer to “Sprott” in place of the “corporation”, and Sprott shall have all of the rights, duties and obligations of the “corporation” under subsections 190(11) to 190(26), inclusive, of the CBCA.

24. THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(a)

is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its SRLC Shares, shall be deemed to have transferred those SRLC Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Sprott in consideration for a payment in cash from SRLC equal to such fair value; or

(b)	is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its SRLC Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement for share consideration on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall SRLC or Sprott or any other person be required to recognize such Shareholders as holders of SRLC Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from SRLC’s register of holders of SRLC Shares at that time.

Hearing of Application for Approval of the Arrangement

25. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, SRLC may apply to this Honourable Court for final approval of the Arrangement.

26. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraph 12 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26.

27. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for SRLC, with a copy to counsel for Sprott, as soon as reasonably practicable, and, in any event, no less than 2 business days before the hearing of this Application at the following addresses:

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Ellen M. Snow LSUC#: 52369B

Tel: (416) 869-5286

Fax: (416) 947-0866

Solicitors for Sprott Resource Lending Corp.

HEENAN BLAIKIE LLP

Bay Adelaide Centre

P.O. Box 2900

333 Bay Street, Suite 2900

Toronto, ON M5H 2T4

George J. Karayannides LSUC#: 258450

Tel: (416) 360-3521

Fax: (416) 360-8425

Solicitors for Sprott Inc.

28. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a)	SRLC;

(b)	Sprott;

(c)	the Director; and

(d)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29. THIS COURT ORDERS that any materials to be filed by SRLC in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned or postponed, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned or postponed date.

Precedence

31. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating,

governing or collateral to the SRLC Shares, or the articles or by-laws of SRLC, this Interim Order shall govern,

Extra-Territorial Assistance

32. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. THIS COURT ORDERS that SRLC shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

    MAY 24 2003

Court File No. CV-13-10119-00CL

May 24/13

May 24/13
Ms. Snow for Sprott Lending
Mr. Heiner for Sprott Inc.
Corporation Canada not
appearing (see attached
letter).
The proceeding to the
proposal has been
thoroughly comprehensive.
I'm satisfied for the reasons
of the material filed
that the statutory
requirements have been
met.

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

MOTION RECORD
(Returnable May 24, 2013)

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
Commerce Court West
Suite 5300, 199 Bay Street
Toronto, Ontario M5L 1B9

Ellen Snow LSUC #52369E
Tel: (416) 869-5286
Fax: (416) 947-0866

Solicitors for the Applicant,
Sprott Resource Lending Corp.

SUPERIOR COURT OF JUSTICE / COUR SUPÉRIEURE DE JUSTICE
FILED / DÉPOSÉ
MAY 2 3 2013
LOCAL REGISTRAR / GREFFIER LOCAL
TORONTO

APPENDIX H

NOTICE OF APPLICATION FOR THE FINAL ORDER

Court File No.Cv-13-10119-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING SPROTT RESOURCE LENDING CORP.

SPROTT RESOURCE LENDING CORP.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on June 27, 2013, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario and thereafter as directed by the Court.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the applicant do not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants’ lawyer or, where the applicant do not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date May 22,2013	Issued by	/s/ Giuseppe Dipietro
Local registrar
	Address of	330 University Avenue
	court office	Toronto, Ontario M5G 1R7

TO:	ALL HOLDERS OF COMMON SHARES OF SPROTT RESOURCE LENDING CORP.

AND TO:	ALL HOLDERS OF OPTIONS OF SPROTT RESOURCE LENDING CORP.

AND TO:	ALL DIRECTORS OF SPROTT RESOURCE LENDING CORP.

AND TO:	THE AUDITOR FOR SPROTT RESOURCE LENDING CORP.

AND TO:	THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT

AND TO:	SPROTT INC.

c/o	HEENAN BLAIKIE LLP
Bay Adelaide Centre
P.O. Box 2900
333 Bay Street, Suite 2900
Toronto, ON M5H 2T4

George J. Karayannides LSUC #: 258450
Tel: (416) 360-3521
Fax: (416) 360-8425

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:

(a)	an interim order (the “Interim Order”) for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”), with respect to an arrangement (the “Arrangement”) arising out of an arrangement agreement between Sprott Resource Lending Corp. (“SRLC”) and Sprott Inc. (“Sprott”), as described in the SRLC management information circular (the “Circular”);

(b)	a final order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

(c)	such further and other relief as to this Honourable Court seems just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

(a)	SRLC is a corporation governed by the CBCA, with its registered office in Toronto, Ontario and its shares listed and traded on the Toronto Stock Exchange and the New York Stock Exchange MKT;

(b)	the Arrangement is an “arrangement” within the meaning of section 192(1) of the CBCA;

(c)	section 192 of the CBCA;

(d)	all statutory procedures under section 192 of the CBCA and other applicable provisions of the CBCA either have been met or will be met by the return date of this Application;

(e)	there is no practicable way to effect the Arrangement other than under section 192 of the CBCA;

(f)	SRLC is not insolvent;

(g)	the Arrangement is put forward in good faith;

(h)	the Arrangement is fair and reasonable;

(i)	the directions set forth in any Interim Order this Court may grant, and the shareholder approvals required, will be followed and obtained by the date of the return of this Application;

(j)	certain holders of common shares of SRLC are resident outside of Ontario and will be served at their addresses as they appear on the books and records of SRLC pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any Interim Order for advice and directions granted by this Honourable Court;

(k)	section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), exempts from the registration requirements of the U.S. Securities Act those securities which are issued in exchange for bona fide outstanding securities where the terms and conditions of such issuance and exchange are approved after a hearing by a court upon the fairness of such terms and conditions, at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear. Based on the Court’s approval of the Arrangement, Sprott intends to rely upon this exemption under section 3(a)(10) of the U.S. Securities Act to issue the common shares of Sprott to shareholders;

(l)	National Instrument 54-101 of the Canadian Securities Administrators;

(m)	Rules 14.05, 17.02, 37 and 38 of the Rules of Civil Procedure; and

(n)	such further and other grounds as counsel may advise and this Honourable Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)	the Affidavit of Murray Sinclair on behalf of SRLC, to be sworn, and the exhibits thereto;

(b)	a further or supplementary Affidavit to be sworn, and the exhibits thereto, on behalf of SRLC, reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order; and

(c)	such further and other materials as counsel may advise and this Honourable Court may permit.

May 22, 2013	STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Ellen M. Snow LSUC#: 52369B
Tel: (416)869-5286
Fax: (416) 947-0866
Solicitors for the Applicant,
Sprott Resource Lending Corp.

APPENDIX I

UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS OF COMBINED COMPANY

SPROTT INC.

PRO FORMA CONSOLIDATED BALANCE SHEETS

As at March 31, 2013

(thousands of Canadian Dollars)(unaudited)

	Sprott Resource Lending Corp.	Sprott Inc.	Acquisition pro forma adjustments Note 2	Other pro forma adjustments Note 3		Pro forma Consolidation
Assets
Cash and cash equivalents	20,073	65,085	(21,506)	—		63,652
Investments and securities	19,481	104,686	(12,569)	—		111,598
Fees receivable	—	16,916	—	(954	) 3(a)	15,962
Loans receivable	153,737	—	—	—		153,737
Precious metal loans	12,749	—	—	—		12,749
Foreclosed properties held for sale	18,135	—	—	—		18,135
Proceeds receivable on sale of subsidiary	3,103	—	—	—		3,103
Equity method investments	288	—	—	—		288
Premises and equipment	78	7,334	—	—		7,412
Intangible assets	—	44,983	—	—		44,983
Goodwill	—	128,503	32,109	—		160,612
Deferred income taxes	3,212	22,044	—	—		25,256
Loan fees and sold or discharged loans receivable	402	—	—	—		402
Other assets	523	2,483	—	(65	) 3(c)	2,941

	231,781	392,034	(1,966)	(1,019)		620,830

Liabilities
					3(a)
					3(c)
Accounts payable and accrued liabilities	3,944	13,006	—	(301	) 3(e)	16,649
Dividends payable	—	5,361	—	—		5,361
Income taxes payable	—	3,720	—	—		3,720
Deferred revenue	110	—	—	—		110
Deferred income tax liabilities	1,086	24,661	—	—		25,747

	5,140	46,748	—	(301)		51,587

Equity
Share capital	207,537	241,528	13,951	—		463,016
Contributed surplus	12,869	43,795	(12,869)	—		43,795
Retained earnings	6,235	55,338	(3,048)	(718	) 3(e)	57,807
Accumulated other comprehensive income	—	4,625	—	—		4,625

	226,641	345,286	(1,966)	(718)		569,243

	231,781	392,034	(1,966)	(1,019)		620,830

SPROTT INC.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31, 2012

(thousands of Canadian Dollars)(unaudited)

	Sprott Resource Lending Corp.	Sprott Inc.	Acquisition pro forma adjustments Note 2	Other pro forma adjustments Note 3		Pro forma Consolidation
Revenue
Management fees	—	118,514	—	(4,060	) 3(a)	114,454
Performance fees	—	9,955	—	(2,216	) 3(a)	7,739
Commissions	—	13,506	—			13,506
Unrealized and realized gains (losses) on investments and securities	(1,161)	2,266	—	(898	) 3(f)	207
Other revenue	—	13,913	—	(539	) 3(b)	13,374

	(1,161)	158,154	—	(7,713)		149,280

Interest income
Interest income on resource loans	16,327	—	—	—		16,327
Interest income on impaired real estate loans	2,721	—	—	—		2,721
Other interest income	1,080	—	—	—		1,080

	20,128	—	—	—		20,128

Other loan income (expense)
Unrealized gain on precious metal loans	2,520	—	—	—		2,520
Loan loss expense on real estate loans, net of recoveries	(10,373)	—	—	—		(10,373)
Loss on revaluation of foreclosed properties held for sale, net of recoveries	(11,623)	—	—	—		(11,623)
Other loan income and fees	3,678	—	—	—		3,678

	(15,798)	—	—	—		(15,798)

Other income (loss)
Equity method investment income	110	—	—	—		110
Foreign exchange gain (loss)	(249)	—	—	—		(249)
Gain on sale of subsidiary	4,254	—	—	—		4,254

	4,115	—	—	—		4,115

Net revenue, interest and other income	7,284	158,154	—	(7,713)		157,725

Expenses
General and administrative expense	2,592	26,237	—	—		28,829
Donations	—	669	—	—		669
Amortization of intangibles	—	7,782	—	—		7,782
Impairment of goodwill and intangibles	—	13,661	—	—		13,661
Amortization of property and equipment	—	1,104	—	—		1,104
Salaries and benefits	1,262	36,856	—	—		38,118
Stock-based compensation	480	11,107	—	—		11,587
Trailer fees	—	19,030	—	—		19,030
Management services	6,276	—	—	(6,276	) 3(a)	—

	10,610	116,446	—	(6,276)		120,780

Income (loss) before income taxes	(3,326)	41,708	—	(1,437)		36,945

Income tax expense (recovery)
Current	1,184	18,584	—	—		19,768
Deferred	833	(8,860)	—	(119	) 3(d)	(8,146)

	2,017	9,724	—	(119)		11,622

Net income (loss)	(5,343)	31,984	—	(1,318)		25,323

Other comprehensive (loss) income Currency translation adjustments	—	(4,315)	—	—		(4,315)

Total comprehensive income (loss)	(5,343)	27,669	—	(1,318)		21,008

Basic earnings (loss) per share	(0.04)	0.19	—	—		0.11
Diluted earnings (loss) per share	(0.04)	0.19	—	—		0.11
Weighted average number of shares outstanding (‘000s)
Basic	152,040	168,719	(152,040)	69,000	3(g)	237,719
Diluted	152,040	170,778	(152,040)	69,000	3(g)	239,778

SPROTT INC.

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

For the Three Months Ended March 31, 2013

(thousands of Canadian Dollars)(unaudited)

	Sprott Resource Lending Corp.	Sprott Inc.	Acquisition pro forma adjustments Note 2	Other pro forma adjustments Note 3		Pro forma Consolidation
Revenue
Management fees	—	25,951	—	(982	) 3(a)	24,969
Performance fees	—	1,348	—	—	3(a)	1,348
Commissions	—	1,936	—	—		1,936
Unrealized and realized gains (losses) on investments and securities	(732)	(3,049)	—	1,077	3(f)	2,704
Other revenue	—	1,375	—	(135	) 3(b)	1,240

	(732)	27,561	—	(40)		26,789

Interest income
Interest income on resource loans	4,731	—	—	—		4,731
Interest income on impaired real estate loans	400	—	—	—		400
Other interest income	413	—	—	—		413

	5,544	—	—	—		5,544

Other loan income (expense)
Unrealized loss on precious metal loans	(470)	—	—	—		(470)
Realized gain on precious metal loans	381	—	—	—		381
Loan loss expense on real estate loans, net of recoveries	(400)	—	—	—		(400)
Loss on revaluation of foreclosed properties held for sale, net of recoveries	(39)	—	—	—		(39)
Other loan income and fees	305	—	—	—		305

	(223)	—	—	—		(223)

Other income (loss)
Equity method investment income	2	—	—	—		2
Foreign exchange gain	475	—	—	—		475

	477	—	—	—		477

Net revenue, interest and other income	5,066	27,561	—	(40)		32,587

Expenses
General and administrative expense	828	5,672	—	—		6,500
Donations	—	112	—	—		112
Amortization of intangibles	—	1,787	—	—		1,787
Amortization of property and equipment	—	236	—	—		236
Salaries and benefits	243	9,847	—	—		10,090
Stock-based compensation	22	2,649	—	—		2,671
Trailer fees	—	3,417	—	—		3,417
Management services	1,464	—	—	(1,464	) 3(a)	—

	2,557	23,720	—	(1,464)		24,813

Income before income taxes	2,509	3,841	—	1,424		7,774

Income tax expense (recovery)
Current	—	2,923	—	—		2,923
Deferred	(3,170)	(1,172)	—	143	3(d)	(4,199)

	(3,170)	1,751	—	143		(1,276)

Net income (loss)	5,679	2,090	—	1,281		9,050

Other comprehensive income
Currency translation adjustments	—	3,807	—	—		3,807

Total comprehensive income	5,679	5,897	—	1,281		12,857

Basic earnings per share	0.04	0.01	—	—		0.04
Diluted earnings per share	0.04	0.01	—	—		0.04
Weighted average number of shares outstanding (‘000s)
Basic	146,977	171,283	(146,977)	69,000	3(g)	240,283
Diluted	147,261	173,084	(147,261)	69,000	3(g)	242,084

SPROTT INC.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of Canadian dollars, unless noted otherwise)(unaudited)

1. Basis of Presentation

The pro forma consolidated financial statements (the “Pro Forma Financial Statements”) have been prepared by management of Sprott Resource Lending Corp. (“SIL”) for inclusion in SIL’s Management Information Circular (the “Circular”) dated May 24, 2013, relating to the proposed acquisition of SIL by Sprott Inc. (“Sprott”) as a business combination under International Financial Reporting Standard (“IFRS”) 3 Business Combinations. The Pro Forma Financial Statements have been prepared based on the recognition and measurement principles of IFRS and the significant accounting policies as set out in Sprott’s and SIL’s consolidated financial statements as at and for the year ended December 31, 2012, and have been compiled using Sprott’s consolidated financial statements as at and for the year ended December 31, 2012 and as at and for the three months ended March 31, 2013, and SIL’s consolidated financial statements as at and for the year ended December 31, 2012 and as at and for the three months ended March 31, 2013.

The pro forma adjustments are based on the best information available to management and certain assumptions that management believes are reasonable under the circumstances.

The pro forma consolidated balance sheet as at March 31, 2013 gives effect to the proposed acquisition as if it had occurred on March 31, 2013 by combining such unaudited consolidated balance sheets of SIL and Sprott as at March 31, 2013, prepared in accordance with IFRS.

The pro forma consolidated statement of income (loss) for the year ended December 31, 2012 gives effect to the acquisition as if it had occurred on January 1, 2012. The amounts in the pro forma consolidated statements of income for the year ended December 31, 2012 were obtained from the SIL’s and Sprott’s audited consolidated financial statements for the year ended December 31, 2012.

The pro forma consolidated statements of income for the three months ended March 31, 2013 gives effect to the acquisition as if it had occurred on January 1, 2013. The amounts in the pro forma consolidated statements of income for the three months ended March 31, 2013 were obtained from the SIL’s and Sprott’s unaudited consolidated financial statements for the three months ended March 31, 2013.

The Pro Forma Financial Statements are included for information purposes only and are not intended to represent or be indicative of what the results of operations or financial position would have been had the acquisition actually occurred on the dates indicated. The Pro Forma Financial Statements should be read in conjunction with the audited consolidated financial statements of SIL and Sprott as at and for the year ended December 31, 2012, and the notes thereto, as well as the unaudited interim consolidated financial statements of SIL and Sprott as at and for the three months ended March 31, 2013. In preparing the Pro Forma Financial Statements, certain financial statement items were reclassified.

The Pro Forma Financial Statements have been adjusted to give effects to events that are 1) directly attributable to the transaction, 2) those directly attributable to the transaction for which there are firm commitments and for which the complete financial effects are objectively determinable and 3) with respect to the statements of income expected to have a continuing impact on Sprott. The unaudited pro forma consolidated statements of income do not reflect any non-recurring charges directly related to the proposed acquisition that have already been incurred or will be incurred upon closing of the acquisition.

Terms used in the Pro Forma Financial Statements but not defined within the pro forma consolidated financial statements are defined elsewhere in the Circular.

2. Pro Forma Assumptions and Acquisition

The pro forma adjustments contained in these Pro Forma Financial Statements are based on estimates and assumptions by management of Sprott based on currently available information.

Acquisition of SIL

At the date of signing the Transaction, SIL had 146,976,919 common shares outstanding. On the closing date of the Transaction, each SIL common shareholder (other than Sprott) will receive cash consideration of $0.15 per common share (or $20,700) and half a common share of Sprott for each SIL common share held (or 68,999,632.5 Sprott common shares). Sprott will issue such common shares from its treasury. Based on the closing share price as of May 23, 2013, the day prior to the Circular date, the value of the Sprott common shares were $3.21 per common share and as such, the value of the issuance of the Sprott common shares is $221,489. Under IFRS, the share consideration is ultimately measured based on the closing date of the business combination. At the date of signing the Transaction, Sprott held 8,977,654 common shares of SIL, which are also included in the consideration and are valued at $15,756, the same consideration the non Sprott shareholders will receive.

On the closing date of the Transaction, SIL common share option holders will receive a cash payment for in-the-money value of the common share options equal to the difference between $1.55 and the underlying strike price of said SIL common share option, if positive, multiplied by the number of SIL options, vested and unvested. All remaining common share options of SIL that are not in-the-money will be cancelled.

For the purpose of the Pro Forma Financial Statements, the consideration for the acquisition based on share values as at May 23, 2013, and preliminary purchase price allocation, in accordance with IFRS 3 Business Combinations, are estimated as follows:

Purchase price based on May 23, 2013 values:

Cash	$20,700
Issuance of Sprott common shares	221,488
Sprott ownership in SIL common shares	15,756
Cancellation of SIL options for cash	806

$258,750

Preliminary value of assets acquired and liabilities assumed:

Cash and cash equivalents	$20,073
Investments and securities	19,481
Loans receivable	153,737
Precious metal loans	12,749
Foreclosed properties held for sale	18,135
Equity method investments	288
Premises and equipment	78
Deferred income taxes	3,212
Proceeds receivable on sale of subsidiary	3,103
Loan fees and sold or discharged loans receivable	402
Prepaid expenses, deposits, other assets	523
Accounts payable and accrued liabilities	(3,944)
Deferred revenue	(110)
Deferred income tax liabilities	(1,086)

$226,641

Goodwill based on preliminary purchase price allocation	$32,109

The excess of the consideration transferred over the fair value of the assets acquired and liabilities assumed is recorded as goodwill.

3. Pro Forma Assumptions and Adjustments

The Pro Forma Financial Statements reflect the following:

(a)	Under the terms of the Management Services Agreement and Partnership Agreement between SIL and a wholly owned subsidiary of Sprott, Sprott earned certain fees and a share in profits of SIL (the “Fees”) and such Fees would be eliminated upon consolidating SIL and Sprott. Sprott earned $4,060 in management fees and $2,216 in performance fees for the year ended December 31, 2012 for a total of $6,276 in Fees. For the three months ended March 31, 2013, Sprott earned $982 in management fees. In line with Sprott’s accounting policy, performance fees of $482 for the three months ended March 31, 2013 are not accrued for until earned at the end of the fiscal year. Immediately prior to the transaction date, these fees will be crystallized and recognized into income. Total Fees for the three months ended March 31, 2013 were $1,464. As at March 31, 2013, SIL and Sprott had Fees of $1,436 included in accounts payable and accrued liabilities and fees receivable, respectively.

(b)	Due to its common share ownership in SIL, Sprott received common share dividends of $539 for the year ended December 31, 2012, and $135 for the three months ended March 31, 2013. These dividends would be eliminated upon consolidating SIL and Sprott.

(c)	Under certain agreements between SIL and Sprott, SIL shares on a pro rata basis certain office and administrative costs related to office rent, common areas and leaseholds, and technology services and infrastructure. SIL records these amounts as general and administrative expenses and Sprott records these amounts as a reduction in general and administrative expenses. Upon consolidation of SIL and Sprott these amounts would eliminate. As at March 31, 2013, SIL and Sprott had $65 in shared office costs recorded in accounts payable and accrued liabilities and other assets respectively.

(d)

The tax effect calculated on the acquisition and pro forma adjustments associated with the unrealized and realized gains (losses) on investments and securities and general administrative expenses for the year ended December 31, 2012 is $119 in tax recovery and for the three months ended March 31, 2013 is $143 in tax expense.

(e)	To reflect acquisition related costs of approximately $1,200. These costs relate to legal, accounting, advisory, administrative and other acquisition costs.

(f)	To reflect the change in the fair market value of the SIL common shares owned by Sprott, a gain of $898 for the year ended December 31, 2012 and loss of $1,077 for the three months ended March 31, 2013.

(g)	To reflect the pro forma weighted average number of common shares and earnings per share.

APPENDIX J

STATEMENT OF EXECUTIVE COMPENSATION

AND CORPORATE GOVERNANCE DISCLOSURE

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Policy

In September 2010, the Company rebranded itself and changed its lending strategy from providing real estate loans to providing resource loans. The change in strategy also resulted in a change in some of the Company’s executive management and the entering into of the Original MSA (as defined below) and the Original Partnership Agreement (as defined below). The Original MSA was subsequently amended on December 17, 2012 and the Original Partnership Agreement was subsequently amended on December 23, 2010 and June 1, 2011. Pursuant to the Original MSA (and after March 29, 2013, the MSA), SLCLP is to manage or engage others to manage the affairs of the Company and to provide all necessary or advisable administrative services. Additionally, SLCLP provides the Company with four executive members: a director of the Company (currently Paul Dimitriadis), a director, also serving as the President and/or CEO of the Company (currently Peter Grosskopf, serving as a director and CEO); the President and/or Chief Operating Officer (“COO”) of the Company (currently Narinder Nagra, serving as President and COO); and the Chief Financial Officer (“CFO”) of the Company (currently Jim Grosdanis) (collectively, the “Management Services Officers and Directors”).

Management fees paid under the Original MSA (and after March 29, 2013, the MSA) are designed to pay SLCLP for the management of the Company. Amounts earned under the Original Partnership Agreement (and after March 29, 2013, the Partnership Agreement) are designed to reward SLCLP for achieving pre-tax profits above certain prescribed benchmarks. Pursuant to the Original Partnership Agreement, SLCLP was entitled to receive for the year ended December 31, 2012 the lower of (a) an annual profit distribution of 2% of the Average Annual Net Asset Value (as defined in the Partnership Agreement) of the Partnership (as defined below) for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) (the “Management Profit Interest”) and (b) the net profits of the Partnership for the year. In addition, SLCLP was entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. The Partnership also paid SLCLP an amount equal to all costs actually incurred by it in the performance of its duties under the Partnership Agreement. With respect to the Company and 7603908 Canada Inc., the ordinary partners of the Partnership, such partners received for the year ended December 31, 2012 an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to SLCLP.

For more information on the MSA and the Partnership Agreement, including information concerning the methodology for calculating management fees and profit sharing under the Partnership Agreement, see “Management Contracts” below.

None of the Management Services Officers and Directors are employed by the Company. Except for amounts earned under the Revised Plan (as defined below), any direct or indirect remuneration of any Management Services Officers and Directors for the year ended December 31, 2012 is deducted from amounts earned or to be earned under the Original Partnership Agreement by SLCLP. Pursuant to the terms of the Original Partnership Agreement, the remuneration paid to the Management Services Officers and Directors is determined by the Managing Partner of the Partnership, SLCLP, and is deducted from the Management Profit Interest paid to SLCLP under the Original Partnership Agreement. The Company does not determine the compensation paid by SLCLP to any Management Services Officers and Directors, other than the awarding of stock options to such individuals. However, the Company determines the compensation paid to employees of the Company who are not officers, directors or employees of SLCLP.

Under the Original MSA, for the year ended December 31, 2012, the Company expensed $6,276,140 (January 1, 2011 to December 31, 2011—$3,448,394) in relation to the 2% distribution of the Average Net Value of the Partnership and the 20% hurdle fee. Of these amounts, as at December 31, 2012, $6,163,140 (December 31, 2011—$3,295,802) was included in accounts payable and accrued liabilities, and was paid subsequent to December 31, 2012. The amount paid was reduced by $888,509 for remuneration paid to Management Services Officers and Directors.

Given the terms of the Original MSA (and after March 29, 2013, the MSA), the Compensation Committee no longer reviews the compensation arrangements of the Company’s executive officers who are provided under the MSA. However, the Compensation Committee continues to review the performance of the Company’s executive officers and administer the SRLC Stock Option Plan.

Historical Compensation Arrangements

Historically, the compensation of executive officers was comprised primarily of: (a) base salary; (b) bonus; (c) long-term incentive in the form of stock options granted in accordance with the SRLC Stock Option Plan; and (d) commissions for those executive officers directly involved in originating loans. In establishing levels of compensation and granting stock options, an executive’s performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size were taken into account.

Due to the change in focus of the Company from loan origination to loan remediation in 2009, the Company’s Incentive Bonus Plan (the “Revised Plan”) was revised in 2009 to better reflect the re-organization and direction of the Company. Bonus payments under the Revised Plan were based on the financial performance of the Company as measured by the collection of outstanding real estate loan amounts by the Company. The Company amended the Revised Plan in 2011 to provide lower incentives as most of its real estate loans have either been collected or the loans (or land securing the loans) are now subject to a longer term process or are in a state where collection efforts are sufficiently advanced so that lower Revised Plan incentives should not affect the collection activities.

Commissions

There is currently no commission package for directors, executives or employees of the Company.

Other Elements of Compensation

For the 2012 fiscal year, other elements of the Company’s compensation package comprised of parking and health benefits, including life insurance and group medical insurance. The Company may choose to include some or all of these elements in the compensation package which is evaluated on a yearly basis.

SRLC Stock Option Plan

The SRLC Stock Option Plan is administered by the Compensation Committee. The SRLC Stock Option Plan was instituted to attract and retain directors, senior officers, employees and consultants of the Company and motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company. Stock option grants are considered when reviewing compensation packages as a whole.

The SRLC Stock Option Plan is a “rolling” plan, which means that the number of options which may be granted pursuant to the SRLC Stock Option Plan will increase as the number of issued and outstanding SRLC Shares increases, including increases in issued SRLC Shares resulting from the exercise of stock options. The SRLC Stock Option Plan provides that the maximum number of SRLC Shares which may be issued pursuant to stock options granted under the SRLC Stock Option Plan, when combined with any other share compensation arrangements of the Company, may not exceed ten percent (10%) of the number of SRLC Shares issued and outstanding on a non-diluted basis. The number of SRLC Shares reserved for issuance to any one person pursuant to options granted under the SRLC Stock Option Plan may not exceed 5% of the outstanding SRLC Shares at the time of granting of the options.

Participation by the Company’s insiders under the SRLC Stock Option Plan is limited such that at no time may the SRLC Stock Option Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of SRLC Shares, result in:

(a)	the number of SRLC Shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued and outstanding SRLC Shares on a non-diluted basis;

(b)	insiders of the Company, within a one year period, being issued a number of SRLC Shares exceeding 10% of issued and outstanding SRLC Shares on a non-diluted basis; or

(c)	any one insider of the Company and such insider’s associates, within a one year period, being issued a number of SRLC Shares exceeding 5% of the issued and outstanding SRLC Shares on a non-diluted basis.

Options may be granted from time to time at an exercise price which is not less than the purchase price of the last recorded sale of a board lot of SRLC Shares that took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the TSX for SRLC Shares during the three (3) trading days immediately preceding the date of granting the option. The Board shall specify the terms on which each option shall vest and shall set an expiry date for each option, not to exceed 10 years from the date that the option is granted. If the expiry date of any option granted under the SRLC Stock Option Plan falls (a) within a blackout period preventing the optionee from exercising such option or (b) within the period of nine (9) Business Days following the expiration of a blackout period, the expiry date of such option shall be automatically extended, without the requirement for any further act or formality, to that date which is the tenth Business Day after the end of the applicable blackout period, such tenth Business Day to be considered the expiration of the term of such option for all purposes under the SRLC Stock Option Plan. The foregoing blackout expiration term is available only when a blackout period is self-imposed by the Company (it will not apply to the Company or its insiders where they are subject of a cease trade order) and the blackout expiration term will be available to all eligible participants under the SRLC Stock Option Plan, on the terms and conditions set out in the SRLC Stock Option Plan.

Stock options are not assignable or transferable by the option holder except by will or pursuant to the laws of succession. If an eligible participant ceases to be engaged by the Company for any reason other than death, such participant shall have the right to exercise any option not exercised prior to such termination within a period of 90 calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the TSX) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Board. If a participant dies prior to the expiry of his or her option, his or her legal representatives may, within the lesser of one year from the date of the optionee’s death and the expiry date of the option, exercise that portion of an option granted to the optionee under the SRLC Stock Option Plan which remains outstanding.

The Board may from time to time amend the SRLC Stock Option Plan, without obtaining the consent of Shareholders to:

(a)	correct or clarify any typographical errors or inconsistencies, or to add clarifying statements for any drafting errors or ambiguities of an option or the SRLC Stock Option Plan;

(b)	change the vesting provisions of an option or the SRLC Stock Option Plan;

(c)	change the termination provisions of an option or the SRLC Stock Option Plan which change does not entail an extension beyond the original expiry date of the option or the SRLC Stock Option Plan;

(d)	change the termination provisions of an option or the SRLC Stock Option Plan which change does entail an extension beyond the original expiry date of the option or the SRLC Stock Option Plan for an optionee who is not an insider;

(e)	reduce the exercise price of an option for an optionee who is not an insider;

(f)	implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the SRLC Stock Option Plan; and

(g)	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments require the approval of Shareholders.

On June 14, 2012, the Board of Directors amended the SRLC Stock Option Plan to reflect the name change of the Company from “Quest Capital Corp.” to “Sprott Resource Lending Corp.” and to require Optionholders to either (a) provide the Company with sufficient cash or (b) permit the Company to reduce the number of SRLC Shares to be issued to the Optionholder or sell or cause to be sold in the market SRLC Shares to which such Optionholder is entitled in order to satisfy any tax withholding obligations under the Tax Act.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the SRLC Shares over the last five financial years, assuming a $100 investment in the SRLC Shares on December 31, 2007, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 2007—December 31, 2012

The trend shown by this graph does not correlate to the Company’s compensation of its executive officers in that the market price of the SRLC Shares is not necessarily reflective of the overall performance of the Company. In 2008, executive officers did not receive an incentive bonus despite the Company having net income as the Board decided that, in the face of the sharp downturn in global economies, the Company would likely incur losses in future periods. The price per SRLC Share at the end of 2008 reflected this uncertainty with the Company. In 2009, when the SRLC Shares traded at a significant discount to book value, the Company instituted the Revised Plan which compensated executives for the collection and monetization of its real estate loan portfolio. The Revised Plan was geared toward increasing incentive compensation to executives as more of the real estate loan portfolio was collected thereby incenting executives to remain with the Company throughout this period of monetization. This is reflected in the 2010, 2011 and 2012 incentives paid. Additionally, with the change in lending strategy and the Original MSA in 2010, the Company incurred contractual severance and retention type costs. Further, since September 7, 2010, the compensation paid to Management Services Officers and Directors has been determined by SLCLP, which provides the services of such officers and directors.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of its CEO and CFO as at December 31, 2012 and the other three most highly compensated executive officers of the Company as at December 31, 2012 whose individual total salary and bonus for 2012 exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that such individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the “Named Executive Officers”):

Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension value ($)	All Other Compen- sation ($)(4)	Total Compen- sation ($)
					Annual Incentive Plans ($)(3)	Long-Term Incentive Plans
Peter Grosskopf(5)(6)(7) Chief Executive Officer	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	350,000 Nil Nil	350,000 Nil Nil
Jim Grosdanis(8) Chief Financial Officer	2012 2011 2010	Nil Nil 225,262	Nil Nil Nil	Nil Nil 216,572	Nil Nil 278,178	Nil Nil Nil	Nil Nil Nil	355,758 305,568 230,819	355,569 305,568 950,831
Narinder Nagra(5)(9) President and Chief Operating Officer	2012 2011 2010	Nil Nil 133,333	Nil Nil Nil	Nil Nil 216,572	2,273 384,867 752,348	Nil Nil Nil	Nil Nil Nil	360,758 310,541 11,270	363,031 695,408 1,113,523
Brian E. Bayley(5)(6) Director and Resource Lending Advisor	2012 2011 2010	210,000 210,000 237,417	Nil Nil Nil	Nil Nil 1,126,188	3,410 577,301 1,092,465	Nil Nil Nil	Nil Nil Nil	10,758 6,808 1,024,391	224,168 794,108 3,480,460
A. Murray Sinclair(6) Non-Executive Chairman and Resource Lending Advisor	2012 2011 2010	210,000 210,000 237,417	Nil Nil Nil	Nil Nil 1,126,188	3,410 577,301 1,092,465	Nil Nil Nil	Nil Nil Nil	10,758 6,808 1,011,987	224,168 794,108 3,486,057

Notes:

(1)	Given the change in the Company’s business from real estate lending to natural resource lending, and the entering into of the Original MSA, a number of changes were made to the Company’s management structure in 2010. During 2010, Mr. Bayley and Mr. Sinclair each earned a salary of $237,417 and a bonus under the Revised Plan of $1,053,215 in their capacity as executives of the Company. Effective September 7, 2010, Mr. Bayley and Mr. Sinclair ceased to serve as executives of the Company. As a result of their previous employment contracts, Mr. Bayley and Mr. Sinclair were each paid a sum of $1,000,000. Mr. Bayley and Mr. Sinclair were subsequently retained by the Company as resource lending advisors and, pursuant to a revised employment agreement are each entitled to remuneration of $17,500 per month. In 2010, Mr. Grosdanis and Mr. Nagra each ceased to be employees of the Company and became employees of SLCLP.
(2)	Amounts calculated in accordance with IFRS using the Black-Scholes model. The grant date fair value of the stock options granted during 2010 were estimated using the following assumptions, on a weighted average basis: a share price of $1.47 (the closing price on the day prior to the grant date); 53.80% volatility as measured by an annualized standard deviation; a risk free interest rate of 1.38%; a 3 year term; a forfeiture rate of 0.00%; and a dividend rate of 0.00%. The Company uses the Black-Scholes valuation model because it is the most widely accepted model for valuing stock options and is the method used by the Company for the purposes of its financial statements. Options must be exercised within a period of five years after the date of grant. The options vest and are exercisable equally over the twelve quarters after the date of grant and become fully vested and exercisable at the end of the third year of grant.
(3)	Annual incentive amounts include incentives paid under the Revised Plan.
(4)	Includes amounts paid pursuant to the Original Partnership Agreement by SLCLP, the Partnership and Sprott, and life insurance, group medical insurance, parking benefits and severance pay.

(5)	On September 7, 2010, Mr. Grosskopf replaced Mr. Bayley as President and CEO of the Company. In December 2012, Mr. Nagra replaced Mr. Grosskopf as President and Mr. Grosskopf continued with the Company as the CEO.
(6)	Messrs. Grosskopf, Bayley and Sinclair received no compensation for acting as directors of the Company.
(7)	Effective September 7, 2010, Mr. Grosskopf also became CEO of Sprott, an affiliate of SLCLP, and was awarded five (5) million common shares in Sprott (directly from Sprott’s largest shareholder), a guaranteed bonus for two years of $1,500,000 per year, an annual salary of $650,000 from Sprott and an annual salary of $350,000 from an affiliate of Sprott. Under the terms of Mr. Grosskopf’s employment arrangements with Sprott and its affiliates, his compensation is not directly tied to the performance of, or in carrying out his duties to, the Company. For the purposes of this table, based on the role, responsibility and time spent by Mr. Grosskopf in fulfilling the requirements as President and CEO of the Company, SLCLP has determined that $850,000 (2011—$850,000; 2010—$875,000) of Mr. Grosskopf’s annual salary and guaranteed bonus compensation is attributable to the services provided by Mr. Grosskopf to the Company. As noted elsewhere herein, under the Partnership Agreement, remuneration to Management Services Officers and Directors is deducted from current or future distributions under the Original Partnership Agreement. None of Mr. Grosskopf’s total 2010 or 2011 compensation has been paid by the Company and there were therefore no deductions in respect thereof from distributions under the Original Partnership Agreement. In 2012, $350,000 of Mr. Grosskopf’s compensation was paid by the Partnership and was deducted from distributions under the Original Partnership Agreement.
(8)	As of September 7, 2010, Mr. Grosdanis was no longer an employee of the Company, but continued to provide the services as the CFO to the Company pursuant to the Original MSA (and as of March 29, 2013, pursuant to the MSA). As noted elsewhere herein, under the Partnership Agreement, remuneration to Management Services Officers and Directors is deducted from distributions under the Partnership Agreement. $255,569 of Mr. Grosdanis’ total 2012 (2011 – $305,568; 2010—$67,718) compensation has been paid by the Partnership and was deducted from distributions under the Original Partnership Agreement. In addition, Mr. Grosdanis was awarded common shares of Sprott fair valued at $40,000 (2011—$70,000; 2010—nil), payable pursuant to the employee profit sharing plan of Sprott in respect of services he provided to the Company during 2012. Such shares shall vest over three years and are subject to other vesting conditions as may be imposed by Sprott.
(9)	Mr. Nagra joined the Company on June 1, 2009. As of November 1, 2010, Mr. Nagra ceased to be employed as the Senior Vice President, Asset Management of the Company, and at that time, began providing the services as the Chief Operating Officer to the Company pursuant to the Original MSA, and as of December 17, 2012 also assumed the role of President pursuant to such agreement (and as of March 29, 2013, pursuant to the MSA). As noted elsewhere herein, under the Partnership Agreement, remuneration to Management Services Officers and Directors is deducted from distributions under the Partnership Agreement. $260,758 of Mr. Nagra’s total 2012 (2011—$302,208; 2010—$33,333) compensation has been paid by the Partnership and was deducted from distributions under the Original Partnership Agreement. In addition, Mr. Nagra was awarded common shares of Sprott fair valued at $60,000 (2011—$80,000; 2010—nil), payable pursuant to the employee profit sharing plan of Sprott in respect of services he provided to the Company during 2012. Such shares shall vest over three years and are subject to other vesting conditions as may be imposed by Sprott.

Incentive Plan Awards

Long-Term Incentive Plan (“LTIP”) Awards

The Company does not currently have an LTIP. The Named Executive Officers do not have an LTIP that is related to the performance of the Company.

Outstanding Share and Option Based Awards

The following table discloses the particulars of the SRLC Shares and SRLC Options issued and outstanding in favour of the Named Executive Officers at the end of the Company’s most recently completed financial year.

	Option-Based Awards				Share-Based Awards
Name	Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options ($)	Number of Shares That Have Not Vested (#)	Market or Payout Value of Share - Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Peter Grosskopf	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jim Grosdanis	500,000 500,000	1.35 2.08	Jan. 21, 2015 Apr. 7, 2013	95,000 Nil	Nil Nil	Nil Nil	Nil Nil
Narinder Nagra	500,000	1.35	Jan. 21, 2015	95,000	Nil	Nil	Nil
Brian E. Bayley	1,000,000 1,000,000	1.35 1.86	Jan. 21, 2015 Sep. 14, 2015	190,000 Nil	Nil	Nil	Nil
A. Murray Sinclair	1,000,000 1,000,000	1.35 1.86	Jan. 21, 2015 Sep. 14, 2015	190,000 Nil	Nil	Nil	Nil

Value Vested or Earned during the Year

The following table sets forth details of the value of the stock options that would have been realized if they had been exercised on the vesting date during 2012, the Company’s most recently completed financial year, by each of the Named Executive Officers:

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Peter Grosskopf	Nil	Nil	Nil
Jim Grosdanis	25,417	Nil	Nil
Narinder Nagra	25,417	Nil	Nil
Brian E. Bayley	50,833	Nil	Nil
A. Murray Sinclair	50,833	Nil	Nil

There were no options exercised during the Company’s most recently completed financial year. There was no re-pricing of stock options under the SRLC Stock Option Plan or otherwise during 2012, the Company’s most recently completed financial year.

Pension Plan Benefits

The Company does not have a defined benefit plan, actuarial plan or deferred compensation plan.

Termination of Employment, Change of Control Benefits

The Company has not entered into an agreement with Mr. Grosskopf or Mr. Grosdanis that provides for benefits on termination, resignation, retirement, change of control or change in responsibility. The Company is also not responsible for any such termination entitlements payable by SLCLP to the Management Services Officers and Directors.

In March 2013, Brian E. Bayley entered into a new agreement with the Company as a Director and a Resource Lending Advisor. The agreement provides that in the event that he is terminated without cause, the Company will pay Mr. Bayley the greater of (a) 30 days’ notice or pay in lieu thereof, and (b) the amount of notice or pay in lieu thereof under applicable employment standards legislation. In the event that Mr. Bayley resigns from the Company, he must provide at least 30 days’ notice.

In March 2013, A. Murray Sinclair entered into a new agreement with the Company as a Director and a Resource Lending Advisor. The agreement provides that in the event that he is terminated without cause, the Company will pay Mr. Sinclair the greater of (a) 30 days’ notice or pay in lieu thereof, and (b) the amount of notice or pay in lieu thereof under applicable employment standards legislation. In the event that Mr. Sinclair resigns from the Company, he must provide at least 30 days’ notice.

In November 2010, Narinder Nagra was appointed COO of the Company through SLCLP. As part of his appointment arrangements, Mr. Nagra continued to participate in the Revised Plan. On March 31, 2011, the Company and Mr. Nagra restructured the amounts due under the Revised Plan.

In December 2012, Mr. Nagra was also appointed the President of the Company through SLCLP. As part of his appointment arrangements, Mr. Nagra entered into a new employment agreement with SLCLP. Pursuant to such employment, in the event of a Change in Control, as defined below, of the Company during the term of his employment, Mr. Nagra shall have the right to terminate his employment under the agreement upon eight weeks’ prior written notice given at any time within six months after the occurrence of the change of control and shall be entitled to seven months of his base salary of $200,000 plus one month base salary per full year of service subsequent to October 1, 2010 plus any guaranteed semi-annual bonus of $50,000 that would have been earned during such period. In addition, Mr. Nagra agreed to waive any bonus payments payable to him under the terms of the Revised Plan (as a result of a change of control or otherwise) in consideration for entering into the new employment agreement with SLCLP.

For the purposes of Mr. Nagra’s employment agreement, unless the Board of Directors determines otherwise, a change of control shall be deemed to have occurred at such time as:

(a)	a change in ownership of SRLC through a transaction or a series of transactions, such that any person (as the term is defined in Section 1(1) of the Securities Act (Ontario)) obtains, directly or indirectly, beneficial ownership of securities (as such term is defined for the purposes of Section 1(5) of the Securities Act (Ontario)) of SRLC representing fifty percent (50%) or more of securities of the combined voting power of SRLC’s then outstanding securities or rights to acquire such securities except for any voting securities issued or purchased under any employee benefit plan of SRLC;

(b)	any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of SRLC;

(c)	a plan of liquidation of SRLC or an agreement for the sale or liquidation of SRLC is approved and completed; or

(d)	the Board of Directors determines in its sole discretion that a change in control has occurred, whether or not any event described above has occurred or is contemplated.

Notwithstanding the foregoing, a change of control will not be deemed to have occurred if (a) the Company is privatized and the terms of Mr. Nagra’s employment remain substantially the same; or (b) the other party to the transaction or agreement giving rise to a prima facie change of control is Sprott, SCLP or any of their respective subsidiaries, affiliates or managed entities.

Compensation of Directors

During the most recently completed financial year, the directors of the Company received the following compensation:

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert G. Atkinson(3)	13,500	Nil	Nil	Nil	Nil	Nil	13,500
W. David Black(4) (5)	39,000	Nil	29,588	Nil	Nil	Nil	68,588
Donald D. Copeland(4)(6)	13,000	Nil	59,175	Nil	Nil	Nil	72,175
Paul Dimitriadis(4) (6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Embry(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
W. Murray John(9)	22,500	Nil	29,588	Nil	Nil	Nil	52,088
Dale C. Peniuk(6)(9)	37,500	Nil	29,588	Nil	Nil	Nil	67,088
Stewart J.L. Robertson (5)(6)(10)	26,000	Nil	29,588	Nil	Nil	Nil	55,588

Notes:

(1)	Mr. Grosskopf, CEO of the Company; Mr. Sinclair, Resource Lending Advisor of the Company; and Mr. Bayley, Resource Lending Advisor of the Company, are also directors of the Company. Messrs. Grosskopf, Bayley and Sinclair’s compensation in respect of the Company is fully disclosed in the “Summary Compensation Table” above dealing with compensation for Named Executive Officers. Messrs. Grosskopf, Bayley and Sinclair did not receive any additional compensation for serving as directors of the Company. Mr. Grosskopf was elected to the Board on June 14, 2012.
(2)	Amounts calculated in accordance with IFRS using the Black-Scholes model. The grant date fair value of the stock options granted during 2012 were estimated using the following assumptions, on a weighted average basis: a share price of $1.50 (the closing price on the day prior to the grant date); 40.00% volatility as measured by an annualized standard deviation; a risk free interest rate of 1.00%; a 3 year term; a forfeiture rate of 0.00%; and a dividend rate of 4.08%. The Company uses the Black-Scholes valuation model because it is the most widely accepted model for valuing stock options and is the method used by the Company for the purposes of its financial statements. Options must be exercised within a period of five years after the date of grant. The options vest and are exercisable equally over the twelve quarters following the date of grant and become fully vested and exercisable at the end of the third year of grant.
(3)	Former member of the Corporate Governance Committee and Compensation Committee. Mr. Atkinson did not stand for re-election to the Board at the Company’s Annual Meeting of Shareholders held June 14, 2012.

(4)	Member of the Corporate Governance Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Audit Committee.
(7)	Mr. Dimitriadis was elected to the Board on June 14, 2012 and does not receive any compensation for serving as a director of the Company.
(8)	Mr. Embry did not stand for re-election to the Board at the Company’s Annual Meeting of Shareholders held June 14, 2012.
(9)	Member of the Credit Committee.
(10)	Member of the Real Estate Committee.

Fees for directors are comprised of the following:

•	A fee of $12,000 per year is payable to the Chair of each of the Audit Committee and Credit Committee;

•	A fee of $6,000 per year is payable to the Chair of each of the Corporate Governance Committee and the Compensation Committee;

•	A one-time retainer fee of $35,000 is payable to the Chair of the Special Committee;

•	A one-time retainer fee of $25,000 is payable to each member of the Special Committee, excluding the Chair;

•	In addition to the fees paid under the first four items above, a fee of $20,000 per year is payable on a quarterly basis to independent (non-officer) directors;

•	A fee of $1,000 per month is payable quarterly to the Lead Director;

•

A fee per meeting is payable to members of all committees of the Board, excluding the Chair of each committee (the “Meeting Fee”). The Meeting Fee was $500 from January 1, 2012 to July 5, 2012, $1,000 from July 6, 2012 to December 31, 2012 and $1,500 from January 1, 2013 onwards; and

•

An annual grant is made following each annual meeting of Shareholders of an additional 75,000 options to each of the incumbent independent directors and of an additional 150,000 options to each newly elected independent directors (the “Annual Grant”).

The Company has no other compensation plan for non-executive directors, other than the SRLC Stock Option Plan, pursuant to which cash or non-cash compensation was paid or distributed to directors during 2012 or is proposed to be paid or distributed in a subsequent year. During the year ended December 31, 2012, each of Messrs. Black, John, Peniuk and Robertson received the Annual Grant of 75,000 SRLC Options and Mr. Copeland received the Annual Grant of 150,000 SRLC Options.

The Company’s directors are prohibited from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation by the Company.

Incentive Plan Awards

LTIP Awards

The Company does not currently have an LTIP. The directors of the Company do not have an LTIP that is related to the performance of the Company.

Outstanding Share and Option Based Awards

The following table discloses the particulars of the SRLC Shares and SRLC Options issued and outstanding in favour of the directors of the Company as at the end of the Company’s most recently completed financial year:

	Option-Based Awards				Share-Based Awards
Name(1)	Securities Underlying Unexercised Options (#)	Option Exercise Price ($/Security)	Option Expiration Date	Value of Unexercised In- The-Money Options ($)	Number of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert G. Atkinson(2)	50,000 50,000 50,000 50,000	1.99 1.05 1.60 1.70	May 27, 2013 May 21, 2014 Aug. 30, 2015 May 11, 2016	Nil 24,500 Nil Nil	Nil	Nil	Nil
W. David Black	50,000 50,000 50,000 50,000 75,000	1.99 1.05 1.60 1.70 1.50	May 27, 2013 May 21, 2014 Aug. 30, 2015 May 11, 2016 July 5, 2017	Nil 24,500 Nil Nil 3,000	Nil	Nil	Nil
Donald D. Copeland	150,000	1.50	July 10, 2017	6,000	Nil	Nil	Nil
Paul Dimitriadis	Nil	Nil	N/A	Nil	Nil	Nil	Nil
John Embry(3)	Nil	Nil	N/A	Nil	Nil	Nil	Nil
W. Murray John	150,000 50,000 70,000	1.60 1.70 1.50	Aug. 30, 2015 May 11, 2016 July 5, 2017	Nil Nil 3,000	Nil	Nil	Nil
Dale C. Peniuk	50,000 50,000 50,000 50,000 75,000	1.99 1.05 1.60 1.70 1.50	May 27, 2013 May 21, 2014 Aug. 30, 2015 May 11 2016 July 5, 2017	Nil 24,500 Nil Nil 3,000	Nil	Nil	Nil
Stewart J.L. Robertson	150,000 50,000 50,000 75,000	1.16 1.60 1.70 1.50	Dec. 8, 2014 Aug. 30, 2015 May 11, 2016 July 5, 2017	57,000 Nil Nil 3,000	Nil	Nil	Nil

Notes:

(1)

Mr. Grosskopf, CEO of the Company; Mr. Sinclair, Resource Lending Advisor of the Company; and Mr. Bayley, Resource Lending Advisor of the Company, are also directors of the Company. Messrs. Grosskopf, Bayley and

Sinclair’s outstanding option and share based awards in respect of the Company are fully disclosed in the Outstanding Share and Option Based Awards table above dealing with Named Executive Officers.
(2)	Mr. Atkinson did not stand for re-election to the Board at the Company’s Annual Meeting of Shareholders held June 14, 2012, at which time 124,994 of his options had vested. Pursuant to the Stock Option Plan, the unvested options expired on June 14, 2012. Pursuant to a resolution passed by the Board, the expiry of the remaining 124,994 vested options was extended to the original expiry date of the options.
(3)	Mr. Embry did not stand for re-election to the Board at the Company’s Annual Meeting of Shareholders held June 14, 2012, at which time 41,664 of his options had vested. Pursuant to the Stock Option Plan, the unvested options expired on June 14, 2012 and the remaining 41,664 vested options expired 90 days thereafter.

Value Vested or Earned during the Year

The following table sets forth details of the value of the stock options that would have been realized if they had been exercised on the vesting date during 2012, the Company’s most recently completed financial year, by each of the directors of the Company:

Name(1)	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Robert G. Atkinson(2)	7,542	Nil	Nil
W. David Black	7,604	Nil	Nil
Donald D. Copeland	125	Nil	Nil
Paul Dimitriadis	Nil	Nil	Nil
John Embry(3)	Nil	Nil	Nil
W. Murray John	62	Nil	Nil
Dale C. Peniuk	7,604	Nil	Nil
Stewart J.L. Robertson	17,188	Nil	Nil

Notes:

(1)	Mr. Grosskopf, CEO of the Company; Mr. Sinclair, Resource Lending Advisor of the Company; and Mr. Bayley, Resource Lending Advisor of the Company, are also directors of the Company. The vested value of Messrs. Grosskopf, Bayley and Sinclair’s option based awards in respect of the Company are fully disclosed in the Value Vested or Earned during the Year table above dealing with Named Executive Officers.
(2)	Mr. Atkinson did not stand for re-election to the Board at the Company’s Annual Meeting of Shareholders held June 14, 2012, at which time 124,994 of his options had vested. Pursuant to the Stock Option Plan, the unvested options expired on June 14, 2012. Pursuant to a resolution passed by the Board, the expiry of the remaining 124,994 vested options was extended to the original expiry date of the options.
(3)	Mr. Embry did not stand for re-election to the Board at the Company’s Annual Meeting of Shareholders held June 14, 2012, at which time 41,664 of his options had vested. Pursuant to the Stock Option Plan, the unvested options expired on June 14, 2012 and the remaining 41,664 vested options expired 90 days thereafter.

Securities Authorized For Issuance under Equity Compensation Plans

The following table sets forth information as at December 31, 2012, with respect to the Company’s compensation plans under which equity securities were authorized for issuance as at the end of the Company’s most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	7,595,833	$1.59	7,101,858
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	7,595,833	$1.59	7,101,858

As at the end of the Company’s most recently completed financial year, the aggregate number of SRLC Shares which were reserved for issuance under the SRLC Stock Option Plan was 14,697,691 (representing 10% of the Company’s outstanding SRLC Shares as at December 31, 2012). As at the date of this Circular 6,595,833 options have been issued under the SRLC Stock Option Plan (representing 4.49% of the Company’s outstanding SRLC Shares). A further 8,101,858 SRLC Shares are issuable under outstanding options (representing 5.51% of the Company’s outstanding SRLC Shares).

Indebtedness to Company of Directors and Executive Officers

No director or executive officer, or any proposed director or any associate of any of them is, or since the beginning of the last completed financial year of the Company was, indebted to the Company, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Management Contracts

Management Services Agreement

On September 7, 2010, following the transition of the Company’s strategy from real estate lending to natural resource lending, and after receiving shareholder approval, the Company entered into a management services agreement (the “Original MSA”) with SLCLP. On December 17, 2012, the Company and SLCLP entered into Amendment No. 1 to the Original MSA, whereby the parties amended the agreement to revise which Nominees (as defined in the Original MSA) shall be provided by SLCLP.

On March 29, 2013, the Company entered into the amended and restated Management Services Agreement with SLCLP (“MSA”). Copies of the Original MSA and the MSA have been filed on SEDAR and can be found at www.sedar.com. Certain terms of the MSA are summarized below.

The MSA appoints SLCLP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing Board decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, SLCLP provides the Company with four executives: a director of the Company (currently Paul Dimitriadis); a director, also serving as the President and/or CEO of the Company (currently Peter Grosskopf, serving as director and CEO); the CFO of the Company (currently Jim Grosdanis); and the President and/or COO of the Company (currently Narinder Nagra, serving as President and COO).

The MSA became effective on March 29, 2013 and shall continue in force until September 7, 2015, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by SLCLP to the Company, pursuant to the MSA, the Company pays SLCLP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from SLCLP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

On September 7, 2010, concurrently with the execution of the original MSA, the Company (as ordinary partner), 7603908 Canada Inc. (as ordinary partner) and SLCLP (as managing partner) formed Sprott Resource Lending Partnership (the “Partnership”) under the laws of Ontario pursuant to a partnership agreement entered into on that date (the “Original Partnership Agreement”). On December 23, 2010, the parties entered into Amendment No. 1 to the Original Partnership Agreement, whereby the parties clarified their intent with respect to the distribution of certain amounts in excess of the Hurdle Rate (as defined in the Original Partnership Agreement) in years where the Partnership has a loss and a distribution is not paid to permit such losses to carry forward into the calculation of distributable income in subsequent years. On June 1, 2011, the parties entered into Amendment No. 2 to the Original Partnership Agreement, whereby the parties amended the definition of “Annual Hurdle” in the Original Partnership Agreement.

On March 29, 2013, the Company entered into an amended and restated partnership agreement with 7603908 Canada Inc., and SLCLP (the “Partnership Agreement”). Copies of the Original Partnership Agreement and the Partnership Agreement have been filed on SEDAR and can be found at www.sedar.com. Certain terms of the Partnership Agreement are summarized below.

The Company’s resource lending activities are conducted through the Partnership. Pursuant to the terms of the Partnership Agreement, the Company and its wholly owned subsidiary, 7603908 Canada Inc., hold all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

SLCLP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. SLCLP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

SLCLP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Credit Committee of the Company, the Board and certain limits on authority established from time to time by the Board.

SLCLP is entitled to receive, on an annual basis, the lower of (a) an annual profit distribution of 2% (1.5% effective September 7, 2013) of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and (b) the net profits of the Partnership for the year. In addition, SLCLP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to: (i) for any period prior to and excluding September 7, 2013, the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year; or (ii) for any period from and including September 7, 2013, 5%. The Partnership shall also pay SLCLP an amount equal to all costs actually incurred by it in the performance of its duties under the Partnership Agreement. With respect to the Company and 7603908 Canada Inc., the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to SLCLP.

The Partnership shall continue until the earlier of:

•	the passing of a special resolution to dissolve the Partnership with consent of SLCLP;

•	the disposition of all or substantially all of the assets of the Partnership;

•	the date on which one Partner holds all voting and non-voting units of the Partnership; or

•

the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

Other

In addition, the Company’s directors and officers and SLCLP, and their respective affiliates, and their directors and officers, may provide investment, administrative and other services to other entities and parties. The Company’s directors and officers, and SLCLP, have undertaken to devote such reasonable time as is required to properly fulfill their responsibilities in respect to the Company’s business and affairs, as they arise from time to time.

Sprott Lending Consulting GP Inc. is the general partner of SLCLP. The directors and officers of Sprott Lending Consulting GP Inc. are: Peter Grosskopf, Ontario (CEO, President and director), Narinder Nagra, British Columbia (COO and director) and Jim Grosdanis, Ontario (CFO and Director). The sole limited partner of SLCLP and the sole shareholder of Sprott Lending Consulting GP Inc., is SCLP. Sprott Consulting GP Inc. is the general partner of SCLP. The directors and officers of Sprott Consulting GP Inc. are: Kevin Bambrough, Ontario (CEO and director), Peter Grosskopf, Ontario (President and director), Paul Dimitriadis, Ontario (COO and director), Steve Yuzpe, Ontario (CFO) and Arthur Einav, Ontario (General Counsel and Secretary). The sole limited partner of SCLP, and the sole shareholder of Sprott Consulting GP Inc., is Sprott. The directors and officers of Sprott are: Eric Sprott, Ontario (Chairman and CIO), Peter Grosskopf, Ontario (CEO and director), Kevin Bambrough, Ontario (President), Jack C. Lee, Alberta (director), Arthur Richards Rule, California (director), James T. Roddy, Ontario (director), Marc Faber, Thailand (director), Paul H. Stephens, California (director), Steven Rostowsky, Ontario (CFO) and Arthur Einav, Ontario (General Counsel and Corporate Secretary).

CORPORATE GOVERNANCE DISCLOSURE

The directors of the Company believe that sound corporate governance is essential to producing optimal benefits to the Shareholders. Effective June 30, 2005, the CSA adopted National Policy 58-201—Corporate Governance Guidelines and National Instrument 58-101—Disclosure of Corporate Governance Practices (collectively, the “CSA Governance Rules”). To comply with these various standards and achieve best practices, the Company has adopted comprehensive corporate governance policies and procedures. In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Company.

Directors’ Independence

Pursuant to National Instrument 52-110—Audit Committees (“NI 52-110”), an independent director is one who has no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with that director’s independent judgment. The Corporate Governance Committee has reviewed the independence of each director of the Company and has determined that five of the current nine directors are independent pursuant to NI 52-110. As such, the Board has a majority of independent directors. Messrs. Black, Copeland, John, Peniuk and Robertson are independent. Mr. Bayley is not independent as he was President and CEO of the Company within the past three years; Mr. Dimitriadis is not independent as he is the CEO and a director of Sprott Consulting GP Inc., a wholly owned subsidiary of Sprott; Mr. Grosskopf is not independent as he is currently the CEO of the Company; and Mr. Sinclair is not independent as he was Executive Chairman of the Company within the past three years.

The independent directors hold meetings at which non-independent directors and members of management are not in attendance. To facilitate open and candid discussion among its independent directors, and to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Company’s independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Company’s auditor, legal counsel and employees may be invited to attend. The Audit Committee, which is composed entirely of independent directors, meets with the Company’s auditor without management being in attendance.

During the fiscal year ended December 31, 2012, the Board had a lead director, Mr. Black, who is an independent director.

The primary responsibility of the lead director is to ensure that the Board approaches its responsibilities in a manner that allows it to function independently of management. His or her responsibilities include, among other things: (a) serving as liaison between the non-management members of the Board and senior management, and as a contact person to facilitate communications by the Company’s employees and Shareholders with the non-management members of the Board; (b) in consultation with senior management, establishing the agenda and schedule for each Board meeting; (c) consulting with senior management to recommend for approval to the full Board a schedule of dates for the regular meetings of the Board; (d) advising senior management in respect of the quality, quantity and timeliness of the flow of information from the Company that is necessary for the Board to perform its duties effectively and responsibly; (e) developing, with input from the other independent directors of the Company, the agenda for, and serving as Chair of, the separate sessions of the Board’s independent directors; (f) together with the Compensation Committee and the full Board, evaluating the performances of the CEO, President and COO and Chair annually, and meeting with the CEO, President and COO, and Chair to discuss such evaluations; (g) serving as an ex officio member of each committee of the Board; and (h) reviewing and addressing director conflict of interest issues as they arise.

Participation of Directors in Other Reporting Issuers

Certain of the Company’s current directors are also directors of other reporting issuers, as set out in the following table:

Name of Director or Proposed Director	Directorship(s) Held in Other Reporting Issuers

Brian E. Bayley	American Vanadium Corp. Bearing Resources Ltd. Cypress Hills Resource Corp. Esperanza Silver Corporation Eurasian Minerals Inc.	Kirkland Lake Gold Inc. Kramer Capital Corp. NiMin Energy Corp. TransAtlantic Petroleum Corp.

W. David Black	Spur Ventures Inc.	Zincore Metals Inc.

Donald D. Copeland	Crocotta Energy Inc. Toscana Energy Income Corporation	Western Energy Services Corp.

Paul Dimitriadis	Stonegate Agricom Ltd.	Long Run Exploration Ltd.

Peter F. Grosskopf	Sprott Inc. Sprott Resource Corp.	Virginia Energy Resources Inc.

W. Murray John	Dundee Precious Metals Inc. Ryan Gold Corp. Corona Gold Corporation	African Minerals Limited

Dale C. Peniuk	Argonaut Gold Inc. Capstone Mining Corp.	Lundin Mining Corporation Rainy River Resources Ltd.

Stewart J.L. Robertson	Trez Capital Mortgage Investment Corporation

A. Murray Sinclair	Allied Nevada Gold Corp. Dundee Corporation Elgin Mining Inc.	Gabriel Resources Ltd. Ram Power, Corp.

Attendance at Meetings

The attendance record of each director of the Company for all meetings of the Board of Directors and committees of the Board of Directors held since January 1, 2012 is as follows:

Name of Director	Board Meetings	Audit Committee Meetings	Corporate Governance Committee Meetings	Compensation Committee Meetings	Credit Committee Meetings	Real Estate Committee Meetings
Robert G. Atkinson(1)	6/6	—	1/1	1/1	—	—
Brian E. Bayley	16/17	—	—	—	7/8	—
W. David Black(1)(2)	16/17	2/2	4/4	3/3	—	—
Donald D. Copeland(2)	6/8	4/4	2/2	—	—	—
Paul Dimitriadis(3)	10/11	—	3/3	—	—	—
John Embry(2)	1/6	—	1/1	0/1	—	—
Peter F. Grosskopf(4)	17/17	—	—	—	—	—
W. Murray John	11/17	—	—	—	5/8	—

Dale C. Peniuk	17/17	6/6	—	—	8/8	—
Stewart J.L. Robertson(2)	16/17	6/6	1/1	4/4	—	5/5
A. Murray Sinclair(1)	16/17	—	—	3/3	—	4/5

Notes:

(1)	Robert G. Atkinson and John Embry did not stand for re-election to the Board on June 14, 2012. On such date, Mr. Atkinson was replaced as the chair of the Compensation Committee by Mr. A. Murray Sinclair and as a member on the Corporate Governance Committee by Mr. Dimitriadis. On such date, Mr. Embry was replaced as a member of the Compensation Committee by Mr. Black.
(2)	Donald Copeland was appointed to the Board on July 10, 2012. On such date, Mr. Copeland replaced Mr. Black on the Audit Committee and Mr. Robertson on the Corporate Governance Committee.
(3)	Paul Dimitriadis was elected to the Board on June 14, 2012. On such date, Mr. Dimitriadis was appointed to the Corporate Governance Committee.
(4)	Peter Grosskopf was elected to the Board on June 14, 2012.

Board Mandate

The Board has a written mandate which requires the directors of the Company to manage the business and affairs of the Company, and in so doing, to act honestly and in good faith with a view to the best interests of the Company. The Board is responsible for, among other things, the following matters:

•	supervising the conduct of the Company’s affairs and the management of its business in the best interest of the Shareholders;

•	setting long term goals and objectives for the Company to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation;

•	protecting Shareholder interests and ensuring that the interests of the Shareholders and of management are aligned;

•	identifying the principal risks of the Company’s business and assessing the systems established to manage such risks; and

•	assessing the integrity of the Company’s internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Credit Committee, the Real Estate Committee, and the Special Committee.

The Board is also responsible for the appointment of senior executive officers and a Lead Director (who is responsible for the leadership of the Board); and to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Position Descriptions

The Board has developed a written position description for each of the Chair of the Credit Committee, the Chair of the Board, the CEO, the CFO, the President and COO, and the Lead Director. The Board has not developed a written position description for the chairs of the other committees of the Board. The Board delineates the roles and responsibilities of these individuals through reference to industry norms and past practice and through application of the charters and/or mandates of the respective committees.

Orientation and Continuing Education

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Company does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of Board committees and copies of the Company’s corporate governance policies;

2.	access to recent, publicly filed documents of the Company;

3.	access to management, legal counsel, auditor, and technical consultants; and

4.	further information and education, as deemed appropriate and desirable by the Company’s Corporate Governance Committee, on a case-by-case basis.

The Company does not have a formal continuing education program for its Board members but encourages them to communicate with management, legal counsel, auditor and consultants to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars. Board members have full access to the Company’s records.

Ethical Business Conduct

The Board views good corporate governance as an integral component of the success of the Company and essential to meeting its responsibilities to Shareholders and the Company. The Board has adopted a written code of conduct (the “Code”), which may be accessed by visiting the Company’s website at www.sprottlending.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair, or a member, of the Audit Committee. No material change report has been filed since January 1, 2012, the beginning of the Company’s most recently completed financial year, pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code addresses honesty and integrity, conflicts of interest, compliance with the Code and reporting, whistleblowing protection, confidentiality, protecting and proper use of the Company’s assets, accepting or giving gifts, fair dealing and compliance with laws.

In respect of conflicts of interest of directors and officers of the Company, the Company complies with the CBCA, which requires, among other things, officers and directors to act honestly and in good faith with a view to the best interest of the Company and its Shareholders, to disclose any personal interest which they may have in any material agreement or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director in respect of the approval of any such agreement or transaction. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors’ responsibility, diligence, and for avoiding and dealing with conflicts of interest.

Compensation

With the exception of the Management Services Officers and Directors, the Compensation Committee reviews and recommends for Board approval, the Company’s officer and director compensation policies and practices. The Compensation Committee seeks to establish a compensation framework that is industry competitive and results in the creation of shareholder value over the long-term. Additional information regarding director and officer compensation is set out in detail under “Statement of Executive Compensation”.

Nomination of Directors

The Company does not have a stand-alone nominating committee, but the Corporate Governance Committee, the majority of the members of which must be considered independent (within the meaning of NI 52-110), is responsible for, among other things, recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance and Board independence. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Majority Voting for Election of Directions

The Board of Directors has adopted a policy regarding majority voting for the election of directors. This policy is described under the heading “Matters Requiring Shareholder Approval - Election of Directors”.

Board Committees

The Company has the following committees:

Corporate Governance Committee. The Corporate Governance Committee: (a) reviews and reports to the Board on matters of corporate governance; (b) recommends to the Board of Directors the members of each of the committees of the Board of Directors; (c) assesses the effectiveness of the Board of Directors as a whole (including of any committees) as well as considering the contribution of individual members; (d) considers questions of management succession; (e) considers and approves proposals by the Board of Directors to engage outside advisors on behalf of the Board of Directors as a whole or on behalf of the independent directors of the Board of Directors; (f) provides oversight review of the Company’s systems for achieving compliance with legal and regulatory requirements; (g) identifies and proposes new nominees for election or appointment to the Board of Directors where applicable; (h) recommends to the Board of Directors whether incumbent directors should be nominated for re-election to the Board of Directors upon expiration of their current terms; (i) recommends to the Board resignation or removal of directors where their current or past conduct is or has been improper or liable to affect adversely the Company or its reputation; and (j) orients new directors and arranges continuing education for existing directors on an as requested basis. A majority of the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2012, the Corporate Governance Committee consisted of the following three directors: W. David Black, Donald D. Copeland and Paul Dimitriadis. Mr. Black serves as the Chairman of the Corporate Governance Committee. The Corporate Governance Committee has met 4 times since January 1, 2012.

Audit Committee. The Audit Committee consists of three directors, all of whom are independent and financially literate within the meaning of NI 52-110. The Audit Committee is responsible for the oversight and supervision of: (a) the Company’s accounting and financial reporting practices and procedures; (b) the adequacy of the Company’s internal accounting controls and procedures; and (c) the quality and integrity of the Company’s financial statements. The Audit Committee has a written charter which provides that the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor’s examination into specific areas of the Company’s business. A copy of the Company’s Audit Committee Charter is set out in Schedule A in the SRLC AIF, which can be accessed through SEDAR at www.sedar.com. The Audit Committee is further responsible for the oversight of the Company’s Trading Policy, Customer Privacy Policy, Employee Privacy Policy and Code of Conduct (all of which are attached to the Audit Committee’s charter). As at December 31, 2012, the Audit Committee of the Company consisted of the following three directors: Donald D. Copeland, Dale C. Peniuk and Stewart J.L. Robertson. Mr. Peniuk serves as the Chairman of the Audit Committee. The Audit Committee has met 6 times since January 1, 2012. For further information regarding the Audit Committee, please see “Additional Information—Audit Committee Information” in the SRLC AIF.

Compensation Committee. The Compensation Committee is responsible for making recommendations on compensation for the directors and senior management of the Company, excluding executive compensation arrangements provided for under the MSA. The Compensation Committee is also responsible for making recommendations for the granting of stock options to the directors, officers and employees of the Company, and for reviewing and ensuring that the adequacy and form of compensation appropriately reflects the responsibilities and risks involved in being an effective officer or director. The majority of the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2012, the Compensation Committee consisted of the following three directors: David Black, Stewart J.L. Robertson, and A. Murray Sinclair. Mr. Sinclair serves as the Chairman of the Compensation Committee. In addition to their general business background, senior management experience and involvement with other companies, each Compensation Committee member also has years of experience on the Compensation Committee. The following experience of the members of the Compensation Committee is also relevant to their responsibilities and the members of the Compensation Committee draw upon their experience as well as the skills gained with this experience, to enable them to make decisions on the suitability of the Company’s compensation policies and practices:

Name of Director	Education and Experience
David Black

Mr. Black has extensive experience in corporate matters as a former partner of DuMoulin Black LLP. Mr. Black has significant expertise in securities law and corporate law, previously advising public corporations with respect to compensation and corporate governance matters. Mr. Black has served on numerous public company boards, including a number of the compensation committees of such boards.

Mr. Black obtained a BA in economics in 1963 and an LLB in 1966, both from the University of British Columbia. He was called to the bar in British Columbia in 1967.

Stewart J.L. Robertson

Mr. Robertson, a graduate of BCIT, is an entrepreneurial businessman with over thirty years of experience analyzing the structure of financial deals, including the compensation of the executives and directors involved in such deals.

Throughout his career, Mr. Robertson has advised both public and private investors on the acquisition, management and disposition of commercial mortgage portfolios and various forms of debt instruments. He has served on a number of public company boards and continues to act in an advisory capacity to various commercial real estate lenders. From 2000 to 2007, Mr. Robertson served on the board of directors and was a member of the Compensation Committee of Sterling CentreCorp Inc., a company which traded on the TSX until it went private in December 2007.

A. Murray Sinclair	With over 25 years of business experience, Mr. Sinclair has extensive knowledge in areas of asset backed lending, real estate, corporate restructuring and natural resources. In addition to his role as the Chairman and Resource Lending Advisor of the Company, Mr. Sinclair also serves as a director of Ionic Management Corp., a private management company. He has held active senior management positions in both private and public natural resources companies and has over 20 years of public issuer experience, both as an officer and a director. Mr. Sinclair holds a Bachelor of Commerce degree from Queen’s University.

Additional information regarding director and officer compensation is set out in detail under “Statement of Executive Compensation”. The Compensation Committee has met 4 times since January 1, 2012.

Credit Committee. The Credit Committee (a) reviews and approves subject to its authority levels, proposed loans or recommends to the Board of Directors for approval proposed loans to be made by the Company; (b) monitors all related party loans made by the Company from time to time; (c) reviews from time to time, and makes recommendations to management of the Company and the Board of Directors regarding, allocation of available credit facilities to loans, related party transactions, the performance of loans and the administration and effectiveness of, and compliance with, applicable policies and controls; and (d) reports to the Board of Directors or other committees of the Board on such matters as they may request. A majority of the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2012, the Credit Committee consisted of the following three directors: Brian E. Bayley, W. Murray John, and Dale C. Peniuk. Mr. Bayley serves as the Chairman of the Credit Committee. The Credit Committee has met 4 times since January 1, 2012.

Real Estate Committee. The Real Estate Committee was formed as an informal committee of the Board of Directors on November 8, 2012 to assist the Board of Directors with sale of the Company’s remaining real estate properties. As at December 31, 2012, the Real Estate Committee consisted of two directors, Stewart J.L. Robertson and A. Murray Sinclair, and the President and COO, Narinder Nagra. The Real Estate Committee has met 5 times since January 1, 2012.

Assessments

The Corporate Governance Committee is mandated with annually assessing the effectiveness of the Board of Directors as a whole, all committees of the Board of Directors, and the contribution, competency, skill and qualification and, if applicable, position descriptions of individual directors. To assist in its assessment, the Corporate Governance Committee conducts a formal survey of its directors every two years, and each committee of the Board is responsible for reviewing and recommending to the Corporate Governance Committee changes to its respective charter, as considered appropriate from time to time respecting its own effectiveness. The Compensation Committee is mandated with assessing, annually, the effectiveness of the Chairman of the Board of Directors, the CEO, and the President and COO.

Shareholder Proposals for Next Annual Meeting

In accordance with the CBCA, which governs the Company, shareholder proposals must be received by February 23, 2014 to be considered for inclusion in the proxy statement and the form of proxy for the 2014 annual meeting of Shareholders, which is expected to be held on or about June 11, 2014 in the event that the Arrangement is not approved.

APPENDIX K

STOCK OPTION PLAN

SPROTT RESOURCE LENDING CORP.

AMENDED AND RESTATED 2005 STOCK OPTION PLAN

(Effective June 24, 2005, as amended April 30, 2007, and as approved by the shareholders on August 17,

2010, and as amended June 14, 2012)

PART 1

INTERPRETATION

1.01	Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a)	“Board” means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(b)	“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

(c)	“Company” means Sprott Resource Lending Corp.;

(d)	“Director” means any director of the Company or of any of its subsidiaries;

(e)	“Employee” means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(f)	“Exchange” means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading;

(g)	“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(h)	“Expiry Date” means not later than ten years from the date of grant of the option or, if Exchange Policy does not permit a term of ten years for options granted by the Company not later than five years from the date the option is granted;

(i)	“Insider” has the meaning ascribed thereto in the Securities Act;

(j)	“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 91 of the Securities Act;

(k)	“Option Price” means the price at which options may be granted in accordance with Exchange Policy and Securities Laws and means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the Exchange for the Shares during the three trading days immediately preceding the date of granting the option;

(l)	“Officer” means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(m)	“Outstanding Issue” is based on the number of Shares that are outstanding on an undiluted basis immediately prior to the Share issuance or grant of options in question;

(n)	“Plan” means this stock option plan as from time to time amended;

(o)	“Securities Act” means the Securities Act (Ontario), as amended, from time to time;

(p)	“Securities Laws” means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(q)	“Service Provider” means an Employee or insider of the Company or any of its subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Company or its affiliates;

(r)	“Shares” means common shares of the Company;

(s)	“TSX” means The Toronto Stock Exchange; and

(t)	“Vested” means that an option has become exercisable in respect of options held by an optionee.

1.02	Gender. Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.01	Purpose The purpose of this Plan is to attract and retain Service Providers, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

PART 3

GRANTING OF OPTIONS

3.01	Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02	Committee’s Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03

Grant by Resolution The Board, on its own initiative or, a committee of the Board duly appointed for the purpose of administering this Plan, may, by resolution, designate all eligible persons who are Service Providers, Officers or Directors, or corporations employing or wholly owned by such

Service Provider, Officer or Director, to whom options should be granted and specify the terms of such options which shall be in accordance with Exchange Policy and Securities Laws.

3.04	Terms of Option The resolution of the Board shall specify the number of Shares that should be placed under option to each such Service Provider, Officer or Director, the Option Price to be paid for such Shares upon the exercise of each such option, and the period, during which such option may be exercised.

3.05	Written Agreement Every option granted under this Plan shall be evidenced by a written agreement, containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

PART 4

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01	Exercise Price The exercise price of an option granted under this Plan shall not be less than the Option Price at the time of granting the options.

4.02	Expiry Date Subject to the provisions of Section 6.06 hereof, each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

4.03	Different Exercise Periods, Prices and Number The Board may, in its absolute discretion, upon granting an option under this Plan, and subject to the provisions of Sections 6.03 and 6.06 hereof, specify a particular time period or periods following the date of granting the option during which the optionee may exercise his option to purchase Shares, may designate the exercise price and the number of Shares in respect of which such optionee may exercise his option during each such time period and may determine and impose terms upon which each option shall become Vested.

4.04	Number of Shares to One Person The number of Shares reserved for issuance to any one person pursuant to options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the options.

4.05	Termination of Employment If a Director, Officer or Service Provider ceases to be so engaged by the Company for any reason other than death, such Director, Officer or Service Provider shall have such rights to exercise any option not exercised prior to such termination within a period of 90 calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the Exchange) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Directors.

4.06	Death of Optionee If a Director, Officer or Service Provider dies prior to the expiry of his option, his legal representatives may, within the lesser of one year from the date of the optionee’s death or the expiry date of the option, exercise that portion of an option granted to the Director, Officer or Service Provider under this Plan which remains outstanding.

4.07

Assignment No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to him hereunder to a trust or similar legal entity established by such optionee.

4.08	Notice Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.09	Payment Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an option shall be paid for in full at the time of their purchase.

PART 5

RESERVATION OF SHARES FOR OPTIONS

5.01	Sufficient Authorized Shares to be Reserved Whenever the Notice of Articles or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan. Shares that were the subject of options that have lapsed, terminated or been exercised shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

5.02	Maximum Number of Shares to be Reserved Under Plan The maximum number of Shares which may be subject to issuance at any time and from time to time pursuant to options granted under this Plan and all of the Company’s other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding Shares (including Shares issued upon the exercise of previously granted stock options) on a non-diluted basis.

5.03	Maximum Number of Shares Reserved Under no circumstances shall this Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)	the number of Shares issuable to Insiders exceeding 10% of the Outstanding Issue;

(b)	the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(c)	the issuance to any one Insider and such Insider’s associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

5.04	Non-employee Directors The following terms apply for options for Non-employee Directors:

(a)	the term “Non-employee Director”, for the purposes of this Plan, shall mean each Director who is not an Employee of the Company, nor any of its subsidiaries;

(b)	the exercise price of an option granted pursuant to Section 5.04 under this Plan shall be at the Option Price; and

(c)	subject to earlier termination in accordance with the provisions of Section 4.05 hereof, any option granted pursuant to Section 5.04(b) hereof shall be exercisable for a period of ten years following the date on which such option is granted after which time such option shall expire.

PART 6

CHANGES IN OPTIONS

6.01	Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.02	Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03	Effect of a Take-Over Bid If a bona fide offer ( an “Offer”) for Shares is made to the optionee or to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all Option Shares subject to such option will become Vested and the option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to this section shall be reinstated. If any Option Shares are returned to the Company under this section 6.03, the Company shall immediately refund the exercise price to the optionee for such Option Shares.

6.04	Acceleration of Expiry Date If at any time when an option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided such Offer is completed.

6.05	Effect of a Change of Control If a Change of Control occurs, all Option Shares subject to each outstanding option will become Vested, whereupon such option may be exercised in whole or in part by the optionee.

6.06

Extension of Option Expiry Dates Notwithstanding any other provision of this Plan, if the expiry date of any option granted under the Plan, as determined pursuant to Part 4 herein, falls within a blackout period preventing the optionee from exercising such option (the “Blackout Period”) or within nine business days following the expiration of a Blackout Period, the expiry date of such option shall be automatically extended, without requirement for any further act or formality, to that date which is the tenth business day after the end of the applicable Blackout Period (the “Blackout Expiration Term”), such tenth business day to be considered the expiration of the term of such option for all purposes under the Plan. The foregoing Blackout Expiration Term is available only when the Blackout Period is self-imposed by the Company (it will not apply to the Company or its insiders being the subject of a cease trade order) and the Blackout Expiration Term will be available to all eligible participants under the Plan, on the terms and conditions set forth herein.

PART 7

EXCHANGE’S RULES AND POLICIES APPLY

7.01	Exchange’s Rules and Policies Apply This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on stock options of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART 8

WITHHOLDING TAXES

8.01	If, following the exercise by an optionee of an Option or a portion thereof, the Company is required under the Income Tax Act (Canada) or any other applicable law to make source deductions in respect of any stock option benefits and to remit to the applicable governmental authority an amount on account of tax on the value of the taxable benefit associated with the issuance of Shares on exercise of Options (“Withholding Obligations”), then the optionee shall, in addition to the payment of the Option Price:

(a)	pay to the Company sufficient cash as is reasonably determined by the Company to be the amount necessary to satisfy the Withholding Obligations; or

(b)	elect to permit the Company, at its sole option and discretion, to either:

(i)	reduce the number of Shares to be issued to the optionee by the number of Shares having a fair market value at such time as is equal to the amount necessary to satisfy the Withholding Obligations;

(ii)	sell or cause to be sold by a broker or agent engaged by the Company, on behalf of the optionee, such number of Shares issuable to the optionee on the exercise of such Options as is sufficient to fund the Company’s Withholding Obligations; or

(c)	make other arrangements acceptable to the Company to fund the Withholding Obligations.

8.02	(b) If an optionee elects to permit the Company to fund any Withholding Obligations pursuant to Section 8.01(b) hereof, and the Company sells Shares otherwise issuable to the optionee pursuant to Section 8.01(b)(ii) hereof, then the sale of Shares by the Company, or by a broker or agent engaged by the Company, will be made on the Exchange or such other exchange on which the Shares are then listed for trading. The optionee consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that:

(a)	the number of Shares sold shall, at a minimum, be sufficient to fund the Company’s Withholding Obligations, net of any selling costs, which costs are the responsibility of the optionee and which the optionee hereby authorizes to be deducted from the proceeds of such sale;

(b)	in effecting the sale of any such Shares, the Company or the broker or agent will exercise its sole judgement as to the timing and the manner of sale and will not be obligated to seek or obtain any minimum price;

(c)	neither the Company nor the broker or agent will be liable for any loss arising out of any sale of such Shares, including any loss relating to the pricing, manner of timing of such sales or any delay in transferring any Shares to an optionee or otherwise; and

(d)	the sale price of Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

8.03	It is the responsibility of the optionee to ensure that they adhere to tax legislation in their jurisdiction regarding the reporting of benefits derived from the exercise of Options.

8.04	In the event any taxation authority should reassess the Company for failure to have withheld income tax, or other similar payments from the optionee, pursuant to the provisions herein, the optionee shall reimburse and save harmless the Company for the entire amount assessed, including penalties, interest and other charges.

PART 9

AMENDMENT AND TERMINATION OF PLAN

9.01	Amendment of Plan The Board may from time to time in its absolute discretion amend, modify and change the provisions of an option or this Plan without obtaining approval of shareholders to:

(a)	correct or clarify any typographical errors or inconsistencies, or to add clarifying statements for any drafting errors or ambiguities of an option or this Plan;

(b)	change vesting provisions of an option or this Plan;

(c)	change the termination provisions of an option or this Plan which does not entail an extension beyond the original expiry date of the option or this Plan;

(d)	change the termination provisions of an option or this Plan which does entail an extension beyond the original expiry date of the option or this Plan for an optionee who is not an Insider;

(e)	reduce the exercise price of an option for a optionee who is not an Insider;

(f)	implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under this Plan; and

(g)	make any other amendments of a non-material nature which are approved by the Exchange.

All other amendments, modifications or changes shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. Any amendment, modification or change of any provision of this Plan shall be subject to approval, if required, by any regulatory body having jurisdiction.

9.02	Termination of the Plan This Plan may be terminated at any time by the Board. Notwithstanding the termination of this Plan, any option outstanding under this Plan at the time of termination shall remain in effect until such option has been exercised, has expired, has been surrendered to the Company or has been terminated.

PART 10

EFFECT OF PLAN ON OTHER COMPENSATION PLANS

10.01	Other Plans Not Affected This Plan is in addition to any other existing plans and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers or Service Providers.

PART 11

OPTIONEE’S RIGHTS AS A SHAREHOLDER

11.01	No Rights Until Option Exercised An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends or voting, only with respect to Shares that have been fully paid for and issued to him upon exercise of an option.

PART 12

EFFECTIVE DATE OF PLAN

12.01	Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company; however, options may be granted under this Plan prior to and subject to the receipt of approval of the Exchange.

12.02	Approvals Under the current policies of the Exchange, this Plan shall be submitted for approval by the Board, the unrelated directors of the Board and the shareholders of the Company every three years.

EFFECTIVE DATE OF PLAN: June 24, 2005

SPROTT RESOURCE LENDING CORP. OPTION AGREEMENT

This Option Agreement is entered into between Sprott Resource Lending Corp. (the “Company”) and the Optionee named below pursuant to the Amended and Restated 2005 Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

(i)	on —, 20— (the “Grant Date”);

(ii)	— (the “Optionee”);

(iii)	was granted the option (the “Option”) to purchase voting common shares (the “Option Shares”) of the Company;

(iv)	for the price (the “Option Price”) of $— per share;

(v)	which shall be exercisable (“Vested”) as to — [if any vesting provisions apply];

(vi)	terminating on the —, 20—• (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement – Personal Information

The undersigned hereby acknowledges and consents to:

(a)	the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)	the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provisions to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the — day of —, 20—.

—

Per:
OPTIONEE		Authorized Signatory

APPENDIX L

COMPARISON OF SHAREHOLDER RIGHTS BETWEEN THE CBCA AND OBCA

The OBCA provides shareholders substantially the same rights available under the CBCA, including rights of dissent and to bring derivative and oppression actions. There are differences between the two statutes and the regulations. The following is a summary of material differences.

This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations made or laws developed thereunder for particulars of any differences between them, and Shareholders should consult their legal or other professional advisors with regard to the implications of the Arrangement which may be of importance to them.

Independent Directors. Under the CBCA, the requirement is that at least two (2) of the directors of a corporation not be officers or employees of a corporation or its affiliates. Under the OBCA, at least one-third (1/3) of the members of the board of directors cannot be officers or employees of a corporation or its affiliates.

Quorum – Directors’ Meetings. Both CBCA and OBCA state that quorum of directors meetings consists of a majority of directors or the minimum number of directors required by the articles. The OBCA also states that a quorum may not be less than two-fifths (2/5) of the number of directors or the minimum number of directors.

Place of Shareholders’ Meetings. Under the CBCA, a shareholders’ meeting may be held any place in Canada provided in the by-laws or, in the absence of such provision, at a place in Canada that the directors determine. Notwithstanding the foregoing, a meeting of shareholders of a CBCA corporation may be held at a place outside Canada if such place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Under the OBCA, a shareholders’ meeting may be held in or outside Ontario (including outside Canada) as the directors determine or, in the absence of such a determination, at the place where the registered office of a corporation is located.

Notice of Shareholders’ Meetings. Under the CBCA, the notice of shareholders’ meetings must be provided not less than 21 days and not more than 60 days before the meeting. Under the OBCA, a public corporation must give notice not less than 21 days and not more than 50 days before the meeting. Public companies are also subject to the requirements of National Instrument 54-101 of the Canadian Securities Administrators which provides for minimum notice periods of greater than the minimum 21 day period in either statute.

Telephonic or Electronic Meetings. Under the CBCA, unless the articles or by-laws state otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means. The CBCA also requires a corporation to provide shareholders with a means of communication that permits all participants to communicate adequately with each other during the meeting. In addition, if a corporation’s by-laws so provide, a meeting of shareholders may be held entirely by telephonic or electronic means. Under the OBCA, unless the articles or by-laws state otherwise, meetings of shareholders may be held by telephonic or electronic means and shareholders may participate in and vote at the meeting by such means.

Shareholder Proposals. Under the CBCA, shareholder proposals may be submitted by both registered and beneficial owners of shares entitled to be voted at an annual meeting of shareholders, provided that (a) the shareholder was a registered or beneficial owner, for at least six (6) months prior to sending the proposal, of voting shares at least equal to 1% of the total outstanding voting shares or whose fair market value is at least $2,000, or (b) the proposal must have the support of persons who in the aggregate have

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been the registered or beneficial owner of such number of voting shares for such period. Under the OBCA, a shareholder entitled to vote at a meeting of shareholders may submit to a corporation a notice of a proposal and discuss at the meeting any matter in respect of which the shareholder would have been titled to submit a proposal.

Registered Office. Under the CBCA, the registered office must be in the province specified in the articles and may be relocated within a province by directors’ approval. Under the OBCA, the registered office must be in Ontario and may be relocated to a different municipality with shareholder approval.

Corporate Records. The CBCA permits corporate and accounting records to be kept outside of Canada, with requirements to keep them within Canada under the Tax Act and other statutes administered by the Minister of National Revenue (such as the Excise Tax Act). Companies are also required to provide access to records kept outside Canada at a location in Canada, by computer terminal or other technology. The OBCA and related Ontario statutes require records to be kept in Ontario.

Short Selling. Under the CBCA, insiders of a corporation are prohibited from short selling any securities of a corporation unless the insider selling the securities owns or has fully paid for the securities being sold. The OBCA contains no such prohibition.

Notice of a Derivative Action. Under the CBCA, a condition precedent to a complainant bringing a derivative action is that the complainant has given at least 14 days’ notice to the directors of a corporation of the complainant’s intention to make an application to the court to bring such a derivative action. Under the OBCA, a complainant is not required to give notice to the directors of a corporation of the complainant’s intention to make an application to the court to bring a derivative action if all of the directors of a corporation are defendants in the action.

Oppression Remedy. The CBCA allows a court to grant relief where a prejudicial effect to a shareholder actually exists (that is, it must be more than merely threatened). The OBCA allows a court to grant relief where a prejudicial effect to a shareholder is merely threatened.

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